..7/15

02042648

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Polski Koncern Naftowy Orlen S.A.

*CURRENT ADDRESS

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5036 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dw

DATE : 7/16/02

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	PKNs 2001 PAS unconsol Pt 1
Released	15:54 10 May 2002
Number	7603V

KOMISJA PAPIEROW WARTOSCIOWYCH I GIELD

(SECURITIES EXCHANGE COMMISSION)

00- 950 WARSZAWA PLAC POWSTANCOW WARSZAWY 1

Annual report SA-R 2001

(according to § 1.2 and § 57.1.3 Council of Ministers Decree dated 16 October 2001 - Journal of Law no 139, item 1569)

(manufacturing, contracting, trading and service industry issuers)

For the period from 1 January 2001 to 31 December 2001 submitted on 9 May 2002

(date of submission)

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

PKN ORLEN S.A. CHEMICAL INDUSTRY

PLOCK

09-411

CHEMIKOW 7

(0-48) 24 365 28 95 (0-48) 24 365 40 40 media@orlen.pl

774-00-01-454 610188201 www.orlen.pl

ARTHUR ANDERSEN SP. Z O.O. 6 May 2002

(Auditor) (Date of opinion)

Annual report contains:

Letter of the President of the Management Board

Auditor s report on the financial statements

Financial Statements

Introductory notes Movements in shareholders equity

Balance sheet Cash flow statement

Profit and loss account Explanatory notes

Management s commentary (report on activities)

Auditor s long form report

SELECTED FINANCIAL INFORMATION (current year)	Zl [000's]	EURO [000's]
I. Net sales	23,467,154	6,427,772
II. Operating profit	563,568	154,364
III. Gross profit	337,692	92,496
IV. Net profit	248,026	67,936
V. Total assets (as of 31 December 2001)	11,974,767	3,400,087
VI. Total creditors (as of 31 December 2001)	4,281,708	1,215,738
VII. Long term creditors (as of 31 December 2001)	1,057,776	300,342
VIII. Short term creditors (as of 31 December 2001)	3,223,932	915,396
IX. Net assets (as of 31 December 2001)	6,859,092	1,947,554
X. Share capital (as of 31 December 2001)	525,221	149,130
XI. Number of shares (as of 31 December 2001)	420,177,137	420,177,137
XII. Earnings per ordinary share (zl/EURO)	0,59	0,16
XIII. Diluted earnings per ordinary share (zl/EURO)	0,59	0,16
XIV. Net book value per share (zl/EURO) (as of 31 December 2001)	16,32	4,63
XV. Diluted net book value per share (zl/EURO) (as of 31 December 2001)	16,32	4,63
XVI. Dividend declared per ordinary share (zl/EURO)	-	-

Financial data presented above is recalculated into EURO according to the following rules:

- assets and liabilities items on the basis of average exchange rate published as at 31 December 2001 i.e. 3.5219 zloty/EURO;
- profit and loss account items and cash flow statement items on the basis of exchange rate calculated as arithmetic mean of average exchange rates determined by NBP as at the last day of each month of the six months period (1 January 2001 – 31 December 2001) i.e. 3.6509 zloty/EURO.

Dear Shareholders, Ladies and Gentlemen,

It is my pleasure to summarise the third year of operations of the Company, that you have entrusted your funds to and decided to purchase and retain its shares.

I was appointed the President of the Management Board of PKN Orlen S.A. in February 2002 and from the very beginning, I have applied management schemes designed for the Company s transformation into one of the largest and the best companies of refining and petrochemical sector, not only in Poland, but also in Europe.

Now I would like to express my thanks for trust and the full backing of the Supervisory Board and our largest shareholders that has been given to me.

I am convinced that through fine-tuning and consistent management combined with internationally recognised methods we will be able to restructure the company s resources and thus make it a firm based on the market rules, with care for the good of the consumer and providing shareholders with advantages.

Strict pro-market trend, competitive struggle, swift brand development of ORLEN and others from the portfolio, maintaining and expanding of the market share along with implementation of apparent managing rules in all decisive areas, introduction of Corporate Governance rules, responding to the requirements of the Social Accountability altogether with transparent, proved motivation schemes of employment will lead to further development of the company -which is promising for all owners of the company.

PKN ORLEN S.A. belongs to the group of enterprises with potential for long-term sustained growth, which provides the investors with possibility to increase the Company s value steadily. We operate the largest wholesale and retail network in Poland, through which we distribute our own high quality refined products and petrochemicals.

There are also plans to invest in expansion of our petrochemical units in order to extend our possibilities and achieve compatibility with international markets and standards. We are heading for the third phase of PKN ORLEN s privatisation, which will lead to the overall process of regional consolidation within the refining and petrochemical sector. This makes it even more important for us to achieve a position, which will permit us to maximise the return from the assets at our disposal and exploit all available synergies. Therefore, I support the alliance of PKN ORLEN SA and Rafineria Gdanska, which within the context of an open domestic market, will not only bring greater value to the Group, but will be also good for the Polish economy. In terms of crude oil exploration and production, although we are not at present engaged in this type of activity, in the future we may decide to search for business partners in this area in order to stabilise our financial status irrespectively of the crude oil price fluctuations.

Over the year 2001, we operated in a very difficult macro-economic environment.

In the refining industry throughout the world the turbulent changes were taking place and economic development growth rate in Poland slowed remarkably. Poland in recession, fall of refinery margins, lifting of protective tariffs and lower demand for fuels, despite lower prices compared to 2000 - had a significant impact on financial returns of Polish refining sector companies. Falling retail and wholesale prices failed to invigorate demand but, despite this, we recorded an increase in fuel sales by 2.1%.

Constantly growing number of petrol stations with ORLEN brand make a visible sign of changes. Eventually, all stations owned by the Company will operate under new brand. Retail sales create a means for steady and direct contact with the customer and therefore are given a particular attention by the Management Board. Consumer market should be the factor that determines the level and assortment of production. In the year 2001 we achieved by 40% higher margins in retail segment, which proves the effectiveness of undertaken activities.

In the year 2002 we will enhance the pace of infrastructure development that will intensify our dominant position in wholesale sector of the market and will be a significant support for the retail trade. Substantial growth of effectiveness of sales of the petrol stations is our objective that is going to be achieved by restructuring of the network and improvement of client satisfaction. The underground fuel and oil tank farms in IKS Solino will soon be operational. The launching of the fuel depot in Ostrow Wielkopolski – with a target annual storage and reloading capacity of 175,000 m3 – was also very important for the Company. It is worth noting that we supply fuel to western operators in Poland, including BP, Shell, and Statoil. Thanks to the one-year fuel-supply contracts signed in 2002, the volume of fuel supplied by us will double in comparison to 2001.

In the refining segment, we are proud of the success of our Profit Improvement Programme, organised in conjunction with KBC. In line with the projections, we were able to realise savings of USD 0.40 per barrel of processed crude. By implementation of further improvements within process and organisation in the area of production, subsequent reductions of costs are estimated for about USD 0.10-0.15 per barrel.

By the end of 2001 these cost-cutting initiatives generated a total of PLN 500m in savings, compared to the level from 1999, although that was a target originally projected for the end of 2002. Within the framework of this type of initiative, the Company plans to begin cooperation with Shell Global Solutions in an effort to rationalise maintenance costs and plant availability. We estimate that, over the next three years, the plan should yield annual savings of PLN 100m.

In terms of feedstock, we have been diversifying our crude oil supply sources. As part of this diversification, in 2001 we concluded an agreement with BMP, a business partner we are already familiar with. The agreement is guaranteed by Yukos, a major Russian oil company. We will continue this process in an effort to achieve strategic independence of the Company. In the future we are determined to assure access to crude oil resources and deposits through strategic alliances and the establishment of joint ventures with other experienced business partners.

In the year 2002 we are planning to begin co-operation with Basell, a world leader in petrochemical sector. This joint venture will help us achieve considerable economic benefits on absorptive Polish market of petrochemicals. This is the goal behind the projected increase in production capacity of our polyolefin plants, which use refinery products.

Ladies and Gentlemen,

I am not in the habit of making empty declarations. The Management Board, with me at the helm, has established credible and ambitious objectives for itself and the Company. This will be yet another challenging year for PKN ORLEN SA. We will continue to minimise the effects of external negative factors and optimise those factors, which remain under our control. Despite the fact that I assumed the management of the Company at a time of difficult market conditions, I am nevertheless proud of having been entrusted with such a post, all the more in that it provides me with the opportunity to work with a group of high-class professionals. I am certain that at least we will keep our commitments.

I would like to thank all of you who feel part of the great PKN ORLEN S.A. family: investors, shareholders, employees and customers – who put their trust in the high quality of our products. My thanks go to all of you who believe – as I do – that we have a common interest: growth in the value of PKN ORLEN S.A. I am convinced that, together with the Supervisory Board and our shareholders, we will make PKN ORLEN S.A. even better, even stronger, more effective in competitive struggle and the most frequently chosen by the customers.

Zbigniew Wrobel

President of the Management Board of PKN ORLEN SA

Chief Executive Officer

Auditors Opinion

To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

1. We have audited the financial statements of Polski Koncern Naftowy ORLEN S.A. located in Plock, ul. Chemikow 7 (the "Company"), including:

   - the introductory notes,
   - the balance sheet as of 31 December 2001 with total assets and liabilities amounting to 11,974,766,555.69 zloty,
   - the profit and loss account for the period from 1 January 2001 to 31 December 2001 with a net profit amounting to 248,026,419.00 zloty,
   - the statement of changes in shareholders equity for the period from 1 January 2001 to 31 December 2001 with a net increase of shareholders equity amounting to

224,017,562.15 zloty,

- the cash flow statement with a net cash outflow for the year ended 31 December 2001 amounting to 18,209,215.28 zloty and

- the explanatory notes.

Form of the financial statements is prescribed by the Decree of the Council of Ministers dated 16 October 2001 on current and periodic information published by issuers of securities (Journal of Law No 139, pos. 1569).

2. The Company s management is responsible for preparation of these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

3. We conducted our audit of the financial statements in accordance with regulations being in force in Poland:

- chapter 7 of the Accounting Act dated 29 September 1994 (the Accounting Act),
- auditing standards issued by the National Chamber of Auditors,

in order to obtain reasonable assurance about whether the financial statements are free of material misstatement. In particular the audit included examining, mainly on a test basis, evidence supporting the amounts and disclosures in the financial statements. The audit also included assessing the accounting principles used and significant estimates made by the Company, as well as evaluating the overall financial statement presentation.

2. In our opinion, the attached financial statements have been prepared in all material aspects in accordance with regulations of the Accounting Act referred to above, applied on a consistent basis, based on properly maintained accounting records. The financial statements are prepared in accordance with legal requirements in force in Poland and the Company s statute, both in terms of presentation and substance, and present fairly and clearly all material information needed for assessment of the Company s performance and results of its operations for the period from 1 January 2001 to 31 December 2001 as well as its financial position as of 31 December 2001.

3. We have read Director s Report on the Company s activities and rules of preparing annual financial statements and we consider information presented in the part covering information prescribed by Article 49 Close 2 of the Accounting Act consistent with information included in the attached financial statements. The scope of information presented in the Directors Report is in line with the scope of information prescribed by the Decree of the Council of Ministers dated 16 October 2001 on current and periodic information published by issuers of securities.

4. In accordance with regulations of the Accounting Act, the Company presented in the attached financial statements shares in subsidiaries and associates at purchase cost adjusted for any permanent diminution in value of these shares. In accordance with the Accounting Act the capital group of Polski Koncern Naftowy ORLEN S.A. (the Capital Group) will prepare consolidated financial statements. The Capital Group s net assets and financial results will differ significantly from the Company s financial results for the year ended 31 December 2001 and its net assets as at that date.

Certified Auditor

Arthur Andersen Sp. z o.o.

00-113 Warsaw,

ul. Emilii Plater 53

Ident. No. 66

(-) Lukasz Zalicki

Ident. No. 9542/7118

(-) Duleep Aluwihare

Warsaw, 6 May 2002

FINANCIAL STATEMENTS AND COMPARABLE FINANCIAL DATA

BALANCE SHEET

ASSETS	Notes	2001	20(
I. Fixed assets		8 146 426	7
1. *Intangible fixed assets*	1	82 716	
2. Tangible fixed assets	2	6 539 710	6
3. Financial fixed assets	3	1 268 641	
4. Long term debtors	4	255 359	
II. Current assets		3 224 515	4
1. Inventories	5	1 839 066	2
2. Debtors	6	1 303 677	1
3. Own shares for sale	7	-	
4. Short term investments	8	-	
5. Cash and cash equivalents	9	81 772	
III. Prepayments and deferred costs	10	603 826	
1. Deferred tax asset		-	
2. Other prepayments and deferred costs		603 826	
Total assets		11 974 767	12

LIABILITIES	Notes	2001	20(
I. Capital		6 859 092	6
1. Share capital	11	525 221	
2. Unpaid share capital		-	
3. Capital reserve	12	5 297 573	4
4. Revaluation reserve		734 796	
5. Other capital reserves	13	53 476	
6. Foreign exchange gain/losses on inclusion of foreign branches		-	
7. Undistributed profits/losses from previous years	14	-	
8. Net profit for the financial year		248 026	
II. Provisions		592 771	
1. Provision for deferred tax	15	167 875	
2. Other provisions	16	424 896	
III. Creditors		4 281 708	4

1. Amounts falling due after one year	17	1 057 776	1
2. Amounts falling due within one year	18	3 223 932	3
IV. Accruals and deferred income	19	241 196	
Total liabilities		11 974 767	12

Net book value		6 859 092	6
Number of shares at 31.12.2001		420 177 137	420
Net book value per share (in zloty)	20	16,32	
Diluted number of shares		420 177 137	420
Diluted net book value per share (in zloty)	20	16,32	

*** the diluted ratios have been calculated in compliance with IAS and differ from the previously published.**

Off-balance sheet liabilities

Off-balance sheet liabilities		
a) total guarantees granted, including:	96 864	
- for subsidiary companies	94 623	
- for associated companies	-	
- for parent company	-	
- for other company	2 241	
b) other off-balance sheet liabilities	45 776	
Total off-balance sheet liabilities	142 640	

PROFIT AND LOSS ACCOUNT

I. Net sales		23 467 154	25
1. Net sales of finished products	21	21 952 900	23
2. Net sales of goods for resale and materials	22	1 514 254	1
II. Cost of goods sold		(12 221 905)	(13
1. Cost of sales of finished products	23	(10 857 893)	(12
2. Cost of goods for resale and materials sold		(1 364 012)	(1
III. Gross profit on sales (I-II)		11 245 249	11
IV. Selling and distribution costs	23	(10 300 249)	(9
V. General and administration expenses	23	(492 079)	(
VI. Profit on sales (III-IV-V)		452 921	1
VII. Other operating income	24	271 715	
VIII. Other operating costs	25	(161 068)	(
IX. Operating profit (VI+VII-VIII)		563 568	1
X. Income from investments in shares	26	12 732	
XI. Income from other financial fixed assets	27	-	
XII. Other financial income	28	239 529	
XIII. Financial charges	29	(483 225)	(
XIV. Gross profit ((IX+X+XI+XII-XIII)		332 604	
XV. Extraordinary items (XV.1-XV.2)		5 088	
1. Extraordinary profits	30	17 404	
2. Extraordinary losses	31	(12 316)	
XVI. Profit before taxation		337 692	
XVII. Income tax	32	(89 666)	(
XVIII. Other obligatory charges on profit	33	-	
XIX. Net profit		248 026	

Net profit for 12 months		248 026	

Weighted average number of ordinary shares	420 177 137	420
Earnings per ordinary share (in zloty)	0,59	
Weighted average number of ordinary shares	420 177 137	420
Diluted earnings per ordinary share (in zloty)	0,59	
* the diluted ratios have been calculated in compliance with IAS and differ from the previously published.		

MOVEMENTS IN SHAREHOLDERS' EQUITY

I. Capital at beginning of period	6 635 075	5
a) changes in accounting policies	-	
b) corrections of fundamental errors	-	
I.a. Capital at beginning of period restated for comparative data	6 635 075	5
1. Share capital at beginning of period	525 221	
1.1. Movements in share capital	-	
a) increases:	-	
- issues of shares	-	
b) decreases	-	
- write off	-	
1.2. Share capital at end of period	525 221	
2. Unpaid share capital at beginning of period	-	
2.1. Movements in unpaid share capital	-	
a) increases	-	
b) decreases	-	
2.2. Unpaid share capital at end of period	-	
3. Capital reserve at beginning of period	4 607 638	3
3.1. Movements in capital reserve	689 935	
a) increases:	689 935	
- share premium	-	
- distribution of profits	-	
- apportionment of profits (over minimum provided by the articles)	676 821	
- payments from capital reserve due to revaluation of fixed assets disposed	13 114	
b) decreases	-	
3.2. Capital reserve at end of period	5 297 573	4
4. Revaluation reserve at beginning of period	747 910	
4.1. Movements in revaluation reserve	(13 114)	
a) increases:	-	
b) decreases:	(13 114)	
- sale and liquidation of fixed assets	(13 114)	
4.2 Revaluation reserve at end of period	734 796	
5. Other capital reserves at beginning of period	53 476	
5.1. Movements in other capital reserves	-	
a) increases	-	
b) decreases	-	
5.2. Other capital reserves at end of period	53 476	
6. Foreign exchange differences from recalculation of foreign subsidiaries	-	

MOVEMENTS IN SHAREHOLDERS' EQUITY - CONTINUATION

7. Undistributed profits/losses from previous years at beginning of period	700 830	
7.1. Undistributed profits from previous years at beginning of period	700 830	

a) changes in accounting policies	-	
b) corrections of fundamental errors	-	
7.2. Undistributed profits from previous years at beginning of period restated for comparative data	700 830	
a) increases:	-	
- distribution of profits	-	
b) decreases:	(700 830)	(
- dividends paid	(21 009)	
- transfer to capital reserve	(676 821)	(
- bonuses paid to emlpoyees	(3 000)	
7.3. Undistributed profits from previous years at end of period	-	
7.4. Undistributed losses from previous years at beginning of period	-	
a) changes in accounting policies	-	
b) corrections of fundamental errors	-	
7.5. Undistributed losses from previous years at beginning of period restated for comparative data	-	
a) increases:	-	
- absorption of losses	-	
b) decreases:	-	
7.6. Undistributed losses from previous years at end of period	-	
7.7. Undistributed profits/losses from previous years at end of period	-	
8. Net profit/loss for the financial year	248 026	
a) net profit	248 026	
b) net loss	-	
II. Capital at end of period	6 859 092	6

CASH FLOW STATEMENT

A. CASH FLOW FROM OPERATING ACTIVITIES (I+/-II)	1 709 638	
I. Net profit for the year	248 026	
II. Total adjustments	1 461 612	
1. Depreciation	792 030	
2. Foreign exchange gains/losses	-	
3. Interest and dividends	276 916	
4. (Profit) losses on fixed assets disposals	(51 840)	
5. Provisions	(135 422)	
6. Income tax on gross profit	89 666	
7. Income tax paid	(53 802)	(
8. Movements in stock	611 280	(
9. Movements in debtors	114 291	(
10. Movements in creditors falling due within one year (with the exception of loans)	(306 458)	
11. Movements in prepayments and accruals	40 415	(
12. Movements in deferred income	9 972	
13. Other	74 564	
B. CASH FLOW FROM INVESTING ACTIVITIES (I-II)	(1 186 507)	(1
I. Cash inflows from investing activities	128 657	
1. Sales of intangible fixed assets	142	
2. Sales of tangible fixed assets	21 580	
3. Sales of financial fixed assets, including:	66 999	
- subsidiaries shares	380	
- associated companies shares	54	

- parent company shares	-	
4. Sales of short term securities	-	
5. Loans repaid	-	
6. Dividends received	12 732	
7. Interest received	-	
8. Cash incorporated from CPN	-	
9. Other receipts	27 204	
II. Cash outflows from investing activities	**(1 315 164)**	**(1**
1. Purchases of intangible fixed assets	(38 781)	
2. Purchases of tangible fixed assets	(855 845)	(
3. Purchases of financial fixed assets, including:	(307 151)	(
- subsidiaries shares	(126 230)	
- associated companies shares	(47 066)	
- parent company shares	-	
4. Repurchase of own shares	-	
5. Purchases of short term investments	-	
6. Loans granted	(98 050)	
7. Other payments	(15 337)	(

CASH FLOW STATEMENT-CONTINUATION

C. CASH FLOW FROM FINANCING ACTIVITIES (I-II)	(541 340)	
I. Cash inflows from financing activities	2 071 499	3
1. Long term loans	6 250	1
2. Issuance of long term bonds	-	
3. Short term loans	934 900	
4. Issuance of short term bonds	1 130 349	1
5. Issuance of shares	-	
6. Additional payments to capital	-	
7. Other receipts	-	
II. Cash outflows from financing activities	(2 612 839)	(2
1. Repayments of long term loans	(172 550)	(
2. Repurchase of long term bonds	-	
3. Repayments of short term loans	(1 193 881)	(
4. Repurchase of short term bonds	(935 349)	(
5. Costs of issuance of own shares	-	
6. Redemption of shares	-	
7. Dividends and other distributions to shareholders	(21 009)	
8. Supervisory Board remuneration	-	
9. Payments to charities	-	
10. Finance lease payments	-	
11. Interest paid	(290 050)	(
12. Other payments	-	
D. NET CASH FLOW (A+/-B+/-C)	(18 209)	
E. BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS	(18 209)	
- including changes in cash and cash equivalents resulting from foreign exchange gains/losses	86	
F. TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	99 981	
G. TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR	81 772	
-including those of limited availability	6 431	

NOTES

Notes to the balance sheet

Note 1A.

INTANGIBLE FIXED ASSETS		
a) formation costs	2 567	
b) development costs	-	
c) company goodwill	-	
d) licences, patents and similar assets, including:	71 483	
-computer software	430	
e) rights for perpetual usage of land	7 171	
f) other intangible fixed assets	1 495	
g) payments on account intangible fixed assets	-	
Total intangible fixed assets	82 716	
Value of intangible fixed assets being collateral for liabilities:	-	

Note 2A.

TANGIBLE FIXED ASSETS		
a) fixed assets, including:	5 882 735	5
- land	79 070	
- buildings and constructions	3 416 225	2
- plant and equipment	2 310 408	3
- transport	41 154	
- other fixed assets	35 878	
b) construction in progress	642 535	
c) payments on account construction in progress	14 440	
Total tangible fixed assets	6 539 710	6
Value of tangible fixed assets being collateral for liabilities	103 872	

Note 2C.

FIXED ASSETS BY CLASS OF OWNERSHIP		
a) owned by the company	5 882 735	5
b) used on the basis of a leasing contract or similar arrangements and included in the assets of the Company	-	
Total fixed assets	5 882 735	5

Note 2D.

OFF-BALANCE SHEET FIXED ASSETS		
off-balance sheet assets used on the basis of the leasing contract or similar arrangements and included in the assets of the lease	450 890	
- the amount of the perpetual usefruct	380 607	
Total off-balance sheet fixed assets	450 890	

Note 3A.

FINANCIAL FIXED ASSETS		
a) own shares	1 170 591	
- in subsidiary companies	564 924	
- in associated companies	125 220	
- in parent company	-	

b) long term loans granted, including:	98 050	
- to subsidiary companies	-	
- to associated companies	-	
- to parent company	-	
c) other long term securities, including:	-	
- in subsidiary companies	-	
- in associated companies	-	
- in parent company	-	
d) other property rights	-	
e) other long term investments	-	
Total financial fixed assets	**1 268 641**	

Note 3G.

LONG TERM LOANS GRANTED (BY CURRENCY)		
a) in Polish currency	98 050	
b) in foreign currencies (by currency and recalculated to zloty)	-	
b1. unit/currency ..../.............	-	
thousand zloty	-	
b2. other currencies in thousand zloty	-	
Total long term loans	**98 050**	

Note 3H.

LONG TERM SHARES, SECURITIES AND OTHER PROPERTY RIGHTS (BY CURRENCY)		
a) in Polish currency	1 170 591	
b) in foreign currencies (by currency and recalculated to zloty)	-	
b1. unit/currency ..../.............	-	
thousand zloty	-	
b2. other currencies in thousand zloty	-	
Total long term shares, securities and other property rights	**1 170 591**	

Note 3I.

LONG TERM SHARES, SECURITIES AND OTHER PROPERTY RIGHTS (BY TRANSFERABILITY)		
A. With unlimited transferability, listed on the Stock Exchange (balance sheet value)	39 818	
a) shares (balance sheet value)	39 818	
- adjustments to value (balance)	(12 578)	
- value at purchase price	52 396	
b) bonds (balance sheet value)	-	
- adjustments to value (balance)	-	
- value at purchase price	-	
c) other (balance sheet value)	-	

- adjustments to value (balance)	-	
- value at purchase price	-	
B. With unlimited transferability, regulated outside the Stock Exchange (balance sheet value)	1 499	
a) shares (balance sheet value)	1 499	
- adjustments to value (balance)	(1 612)	
- value at purchase price	3 111	
b) bonds (balance sheet value)	-	
- adjustments to value (balance)	-	
- value at purchase price	-	
c) other (balance sheet value)	-	
- adjustments to value (balance)	-	
- value at purchase price	-	
C. With unlimited transferability, not regulated on the Stock Exchange and not regulated outside the Stock Exchange (balance sheet value)	-	
a) shares (balance sheet value)	-	
- adjustments to value (balance)	-	
- value at purchase price	-	
b) bonds (balance sheet value)	-	
- adjustments to value (balance)	-	
- value at purchase price	-	
c) other (balance sheet value)	-	
- adjustments to value (balance)	-	
- value at purchase price	-	
D. With limited transferability (balance sheet value)	1 129 274	
a) shares (balance sheet value)	1 129 274	
- adjustments to value (balance)	(91 721)	
- value at purchase price	1 220 995	
b) bonds (balance sheet value)	-	
- adjustments to value (balance)	(26 000)	
- value at purchase price	26 000	
c) other (balance sheet value)	-	
- adjustments to value (balance)	-	
- value at purchase price	-	
Total value at purchase price	1 302 502	1
Total adjustments to value (balance)	(131 911)	
Total balance sheet value	1 170 591	

Note 3J.

OTHER FINANCIAL FIXED ASSETS (BY CURRENCY)		
a) in Polish currency	-	
b) in foreign currencies (by currency and recalculated to zloty)	-	
b1. unit/currency ..../...............	-	
thousand zloty	-	
b2. other currencies in thousand zloty	-	
Total other financial fixed assets	-	

Note 4A.

LONG TERM DEBTORS		
a) long term trade debtors, including	881	
- due from subsidiary companies	-	
- due from associated companies	-	
- due from parent company	-	

b) other long term debtors, including	254 478
- due from subsidiary companies	254 478
- due from associated companies	-
- due from parent company	-
Net long term debtors	255 359
c) bad and doubtful debt provision (positive value)	881
Gross long term debtors	**256 240**

Note 4B.

MOVEMENTS IN LONG TERM DEBTORS	
a) balance at beginning of period	257 238
b) increases:	128
- capital injection	-
c) decreases	(1 126)
Long term debtors at end of period	**256 240**

Note 4C.

Company Polski Koncern Naftowy Orlen S.A.
TIDM POKD
Headline PKNs 2001 PAS unconsol Pt 2
Released 15:54 10 May 2002
Number 7656V

RNS Number:7656V
Polski Koncern Naftowy Orlen S.A.
10 May 2002

PART 2

Planned constitution of joint venture with Basell Europe Holdings B.V.

On 13 February 2002 the Supervisory Board of PKN ORLEN agreed on planned constitution of joint venture company with Basell Europe Holdings B.V. in the form of commercial law company and contribution in-kind to acquire a stake in the JV. On 21 February 2002 the Extraordinary Meeting of Shareholders of PKN ORLEN accepted resolution concerning agreement stemming from law regulations and the Company s Statute for constituting a joint venture with Basell Europe Holdings BV and introducing to this JV contribution in kind (including real estates) of PKN ORLEN in form of Polymers Block. The Extraordinary Meeting of Shareholders agreed also to disposal of these real estates (i.e. ownership or perpetual leasehold of the above mentioned sites of land and ownership of real estates located on them) as the contribution in kind to the JV. If until 30 June 2002 the Company does not sign the agreement for constitution of the JV under conditions accepted by the Management Board the above agreements become ineffective. The above - mentioned permissions were given under the condition that the content of the negotiated agreements is approved by the Supervisory Board.

a. Dismissal of the verdict annulling request submitted by the Office for Protection of Competition and Consumer and Polish Chamber of Liquid Fuels

   For information on Dismissal of the verdict annulling request submitted by the Office for Protection of Competition and Consumer and Polish Chamber of Liquid Fuels see Note 40 (e).

b. Increase in share capital in Petro-Oil Sp. z o. o.

On 25 March 2002 the Regional Court for Krakow - Srodmiescie in Krakow, XI Economic Department of Domestic Court Register, registered increase in share capital of Petro-Oil Sp. z o. o.

Before capital injection the share capital of Petro-Oil Sp. z o. o. amounted to 14 million zloty and was increased by 29,558 stakes of 1,000 Zloty each, to the value of 43,558 thousand zloty. The share in the increased capital was fully covered by Rafineria Trzebinia S.A. in form of contribution in kind worth 23,719 thousand zloty and 5,839 thousand zloty in cash. After the increase in share capital of Petro-Oil Sp. z o. o. the shareholders structure is following:

- Rafineria Trzebinia S.A. - 75.58%

- Rafineria Nafty Jedlicze S.A. - 7.71%
- Rafineria Czechowice S.A. - 7.71%
- PKN ORLEN - 9 %

Each stake gives right to one vote on the Shareholders Meeting.

Before the increase in share capital PKN ORLEN owned 28% stakes in Petro-Oil.

Note 52. Information on relations between legal antecedent and the Company concerning overtaking of assets and liabilities.

On 29 June 1993 the Minister for Privatisation representing State Treasury transformed the State-owned enterprise Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia" located in Plock into State-owned joint stock company. The Company share capital resulted from transformation of the former state enterprise funds: enterprise fund and start-up fund. The share capital of the Company at the day of transformation amounted to 420,000 thousand zloty, with the remaining part of the funds of state-owned enterprise presented as the capital reserve of the Company. The State Treasury took up all of the Company s shares. The special funds of the state-owned enterprise, in the amounts presented in the closing balance sheet, became special funds of the Company in accordance with their previous use.

Note 53. Hyperinflationary accounting and reporting

The yearly average inflation rate in the period covered by the financial statements did not exceed 20%, therefore financial statements adjusted for inflation are not required. According to International Financial Reporting Standards that sets up different than Decree on Current and Periodic Information accounting and reporting standards, Polish economy was not hyperinflationary after 1996.

Note 54. Changes in the accounting policies

During the year 2001 the Company did not introduce changes in accounting policies in comparison to policies used to prepare financial statements for previous year.

Note 55. Change in the methods of preparing financial statements

Financial statements of the Company were prepared in format consistent with the Decree on Current and Periodic Information. During preparation of financial statements the Company followed policies used in 2000.

Note 56. Selected financial data by the Group s segments of operations

As to comply with the expectations of investors the Company prepared selected financial segment data.

Business segments

The operations of the Company are divided into two main segments: Refinery Segment and Chemical Segment.

- The refinery segment comprises crude oil processing as well as wholesale and retail trade in refinery products industry, primarily fuels.

- The chemical segment encompasses production and sales of petrochemicals

The other operations include among others supporting and transport services, as well as repair-maintenance and building activities.

Net results and assets in particular segments had been established before the inter-segment eliminations were done. Internal prices in transactions between segments are similar to market prices.

Data by segment for the year ended 31 December 2001:

	Refining and Marketing	Chemicals	Other Operations
Revenue			
External sales	21,571,588	1,702,129	193,437
Inter-segment sales	7,354,605	1,107,653	662,300
Total revenue	28,926,193	2,809,782	855,737
Result			
Segment result	650,572	168,804	7,508
Unallocated corporate expenses			
Profit from operations			
Income from investments in shares			
Income from other financial fixed assets			
Other financial income			
Financial costs			
Gross profit			
Extraordinary gains			
Extraordinary losses			
Profit before taxation			
Income taxes			
Net profit			

Other information

	Refining and Marketing	Chemicals	Other Operations
Segment assets	7,950,501	906,648	1,192,412
Unallocated corporate assets			
Total assets			
Segment liabilities	2,102,427	72,611	207,563
Unallocated corporate liabilities			
Total liabilities			

	Refining and Marketing	Chemicals	Other Operations

Property, plant, equipment and intangible assets expenditure	559,807	74,784	57,938
Property, plant, equipment and intangible assets expenditure unallocated to segments			
Total property, plant, equipment and intangible assets expenditure			
Segments depreciation	548,402	75,802	126,907
Unallocated assets depreciation			
Total depreciation			
Non-cash expenses other than depreciation	21,246	32,715	9,602

Geographical segments

The Company operates primarily in Poland. The table below presents the Company s sales by geographical markets.

Data by segment for the 12 months ended 31 December 2001:

	Refining and Marketing	Chemicals	Other Operations
Export sales	514,206	295,316	1,390
Domestic sales	21,057,382	1,406,813	192,047
Total external sales	21,571,588	1,702,129	193,437

All assets of PKN ORLEN at 31 December 2001 are located in Poland, where also all the capital expenditures were made during 2001.

Note 57. Differences between data disclosed in financial statements and previously prepared and published financial statements

Changes introduced to the financial statement for the fourth quarter of year 2001

	Net profit
Financial data disclosed in 4 Q 2001 report	335.949
1. Valuation of shares presented as financial fixed assets	(57.004)
2. Valuation of tangible fixed assets	(27.250)
3. Provision for economic risk	(9.781)
4. Other	(14.631)

5. Income tax/ deferred income tax from above adjustments	20.743
Financial data disclosed in financial statements for the year 2001	248.026

The above adjustments did not impact the cash flow from operating activities.

Changes introduced to comparable financial data for the year 2000

	Financial statements for the year 2000	Financia - Compa
Estimated number of shares	431.521.921	
Diluted book value per share (in zloty)	15.38	
Diluted earnings per share (in zloty)	1.62	

Changes result from differences in calculating diluted earnings per share and diluted book value per share for the year 2000 according to Decree of the Council Of Ministers referring to IAS.

Note 58. Liabilities secured on the Company s assets

As at 31 December 2001 the company had following liabilities secured on the assets:

Type of collateral at 31 December 2001	Liabilities secured on assets	Amou
Collateral	30.000	
Pledge on goods	239.132	
Other	131.500	

Total	400.632	
	======	

Note 59. Mandatory reserves of liquid fuels

Pursuant to the Act on State Reserves and Mandatory Fuel Reserves of 30 May 1996 (Journal of Law no 90. position 404 with further amendments) the Company and some of its subsidiaries are subject to an obligation to create and maintain mandatory reserves of liquid fuels. As at 31 December 1998 the reserves should amount to 2 per cent by volume of the production and imports realised by entity in the previous year. In 1999 and each of the following years the level of reserves required increases by further 2 per cent until Poland adopts EU regulation on the reserve requirements which are expected to be increased and reach the level of 90 days of production and imports of entity.

President - Zbigniew Wrobel

Vice President - Krzysztof Cetnar

Vice President - Slawomir Golonka

Vice President - Andrzej Macenowicz

Vice President - Janusz Wisniewski

Plock, 6 May 2002

POLSKI KONCERN NAFTOWY ORLEN S.A.

LONG FORM

AUDITORS REPORT

ON THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2001

I. GENERAL NOTES

Background

Polski Koncern Naftowy ORLEN S.A. (hereinafter the "Company") was formed through transformation of a State-owned enterprise into a joint stock company on the basis of the Public Notarial Act of 29 June 1993. The address of the Company s registered office is Plock, ul. Chemikow 7. The Company is entered to National Court Register by District Court of Warsaw, XXI Economic Department of National Court Register, Entry No. KRS 28860.

In accordance with resolution of the General Meeting of Shareholders dated 19 May 1999, registered in the District Court in Plock on 20 May 1999, the Company changed its name to Polski Koncern Naftowy Spolka Akcyjna (joint stock company).

In accordance with resolution of the Extraordinary General Meeting of Shareholders dated 3 April 2000, registered in the District Court in Plock on 12 April 2000, the Company changed its name to Polski Koncern Naftowy ORLEN Spolka Akcyjna (joint stock company).

The Company uses the NIP taxpayer number 774-00-01-454 granted on 10 September 1993 and the REGON statistical number 610188201 granted on 9 July 1993.

On 19 May 1999 General Meeting of Shareholders of the Company adopted a resolution on merger of the Company with Centrala Produktow Naftowych " CPN" S.A. ("CPN") by incorporation of CPN to the Company pursuant to Articile 463, Clause 1 of Commercial Code. On 7 September 1999 CPN was deregistered and the merger became effective.

In accordance with resolution of the General Meeting of Shareholders of the Company dated 19 May 1999 as the result of incorporation of CPN the Company changed its scope of activities. According to the Company s statute approved by the General Meeting of Shareholders on 19 May 2000

and changed on 6 July 2001, the Company s activities include production, trade and services, and in particular:

- processing of crude oil and manufacturing of oil-derivative/ refinery and petrochemical products and semi-finished products,
- domestic and foreign trade on own account, on commission and as consignee, including in particular: the trade of crude oil, oil-derivative products and other fuel, the sale of motor vehicles, parts and accessories for them as well as sale of consumer and industrial goods,
- research and development activity, project work, construction and production activities on own account and as the consignee, in the areas of manufacturing, storage, packaging and trade in solid, liquid and gaseous oil products, secondary chemical products as well as transportation: by land, by trail, water and by pipeline,
- transportation activity including land transport, trail transport, water and pipeline transport,
- storage of oil and liquid gas, creation and management of oil stock according to the appropriate regulations,
- services connected to the principal activity, especially: land and sea reloading, refining of gas and oil including ethylisation, dyeing and blending of components,
- purchase, trade and manufacturing of used lubricant oil and other chemical waste,
- manufacturing, transportation and trade in electrical and heating energy,
- reconditioning of the appliances used in core activities, especially refinery and petrochemical appliances, oil storage appliances, oil stations and means of transportation,
- metal production and manufacturing of plastic raw materials,
- operation of gas stations, bars, restaurants and hotels,
- capital investment activity, in particular: purchasing and trade of shares and stock in Polish and foreign trade,
- activities in the area of education, professional schooling and internal human capital services.

As at 31 December 2001, the Company s share capital amounted to PLN 525,221,421 and was divided into 420,177,137 shares of par value PLN 1.25 each.

As at 31 December 2001 the ownership structure of the Company s share capital was as follows:

	Number of shares	Number of votes	Nominal value of shares

Nafta Polska S.A.	74,068,050	74,068,050	92,585,063
State Treasury	43,633,897	43,633,897	54,542,371
Bank of New York (depositary)	107,549,600	107,549,600	243,656,987
Others (less than 5%)	194,925,590	194,925,590	243,656,987
Total	420,177,137	420,177,137	525,221,421

Until 6 August 2001 Members of the Company s Management Board were as follows:

Andrzej Modrzejewski - President

Marek Mroczkowski - Vice President

Jaroslaw Tyc - Vice President

Czeslaw Bugaj - Member of the Board

Krzysztof Cetnar - Member of the Board

Andrzej Dretkiewicz - Member of the Board

Tadeusz Szczerba - Member of the Board

Wladyslaw Wawak - Member of the Board

Wojciech Weiss - Member of the Board

Members of the Company s Management Board as at 31 December 2001 were as follows:

Andrzej Modrzejewski - President
Krzysztof Cetnar - Vice President
Jaroslaw Tyc - Vice President
Czeslaw Bugaj - Member of the Board
Andrzej Dretkiewicz - Member of the Board
Wladyslaw Wawak - Member of the Board
Wojciech Weiss - Member of the Board

On 7 March 2002 the Supervisory Board changed the composition of the Management Board. As of the day of the opinion the Management Board consisted of:

Zbigniew Wrobel - President
Krzysztof Cetnar - Vice President
Slawomir Golonka - Vice President
Andrzej Ernest Macenowicz - Vice President
Janusz Wisniewski - Vice President

The annual average employment in the financial year was 7,492.

FINANCIAL STATEMENTS

2.1. Auditor s opinion and audit of financial statements

Arthur Andersen Sp. z o.o. is a certified auditor entered on the list of certified auditors under no. 66.

Pursuant to the arrangement letter executed on 27 April 2001 with the Company we have audited the financial statements for the year ended 31 December 2001.

Based on our audit, we issued the auditors opinion dated 6 May 2002, which reads as follows:

"1. We have audited the financial statements of Polski Koncern Naftowy ORLEN S.A. located in Plock, ul. Chemikow 7 (the "Company"), including:

- the introductory notes,
- the balance sheet as of 31 December 2001 with total assets and liabilities amounting to 11,974,766,555.69 zloty,
- the profit and loss account for the period from 1 January 2001 to 31 December 2001 with a net profit amounting to 248,026,419.00 zloty,
- the statement of changes in shareholders equity for the period from 1 January 2001 to 31 December 2001 with a net increase of shareholders equity amounting to 224,017,562.15 zloty,
- the cash flow statement with a net cash outflow for the year ended 31 December 2001 amounting to 18,209,215.28 zloty and
- the explanatory notes.

Form of the financial statements is prescribed by the Decree of the Council of Ministers dated 16 October 2001 on current and periodic information published by issuers of securities (Journal of Law No 139, pos. 1569).

2. The Company s management is responsible for preparation of these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

3. We conducted our audit of the financial statements in accordance with regulations being in force in Poland:

- chapter 7 of the Accounting Act dated 29 September 1994 (the "Accounting Act"),
- auditing standards issued by the National Chamber of Auditors,

in order to obtain reasonable assurance about whether the financial statements are free of material misstatement. In particular the audit included examining, mainly on a test basis, evidence supporting the amounts and disclosures in the financial statements. The audit also included assessing the accounting principles used and significant estimates made by the Company, as well as evaluating the overall financial statement presentation.

4. In our opinion the attached financial statements have been prepared in all material aspects in accordance with regulations of the Accounting Act referred to above, applied on a consistent basis, based on properly maintained accounting records. The financial statements are prepared in accordance with legal requirements in force in Poland and the Company s statute, both in terms of presentation and substance, and present fairly and clearly all material information needed for assessment of the Company s performance and results of its operations for the period from 1 January 2001 to 31 December 2001 as well as its financial position as of 31 December 2001.

5. We have read Director s Report on the Company s activities and rules of preparing annual financial statements and we consider information presented in the part covering information prescribed by Article 49 Close 2 of the Accounting Act consistent with information included in the attached financial statements. The scope of the information presented in the Directors Report is in line with the scope of information as prescribed by the Decree of the Council of Ministers dated 16 October 2001 on current and periodic information published by issuers of securities.

6. In accordance with regulations of the Accounting Act, the Company presented in the attached financial statements shares in subsidiaries and associates at purchase cost adjusted for any permanent diminution in value of these shares. In accordance with the Accounting Act the capital group of Polski Koncern Naftowy ORLEN S.A. (the "Capital Group") will prepare consolidated financial statements. The Capital Group s net assets and financial results will differ significantly from the Company s financial results for the year ended 31 December 2001 and its net assets as at that date."

Our responsibility was to issue the opinion on the basic financial statement treated as a whole. Procedures performed during the audit were designed to enable issuance of the opinion on the financial statement treated as a whole.

The audit was performed in the premises of the Company in the period between 21 January 2002 and 25 April 2002.

2.2. Representations provided and availability of data

The Management Board provided us with all financial information, accounting records and other required documents as well as all necessary explanations. The Management Board further made a representation that the information disclosed in the books of account were complete, all contingent liabilities had been included, all material events from the balance sheet date to the date of the representation were disclosed, and confirmed that the information provided to us was true and fair to the best of the Management Board s knowledge and belief, and that it included all events that could have an effect on the financial statements.

2.3. Financial statements for prior financial year

The Company s financial statements for the year ended 31 December 2000 were approved by the General Meeting of Shareholders on 14 May 2001. Based on adopted resolution profit for the year 2000 was distributed as follows:

Reserve capital	676,821
Dividends for shareholders	21,009
Social Fund	3,000

	700,830
	=======

The financial statements for the prior financial year along with the auditors report, an excerpt from the resolution approving the financial statements, an excerpt from the resolution on the distribution of profit and the directors report were submitted on 16 August 2001 to District Court in Plock, which is the court competent by virtue of the Company s registered office.

The balance sheet, the profit and loss account and the cash flow statement together with the auditors opinion, the excerpt from the resolution approving the financial statements and the excerpt from the resolution on the distribution of profit were published on 14 November 2001 in "Monitor Polski" B No 719.

The books of account as of 1 January 2001 were properly opened on the basis of the approved closing balance as at 31 December 2000.

ANALYTICAL REVIEW

3.1. Basic data and financial ratios

Presented below are financial ratios indicating the economic or financial performance of the Company.

	1999	2000
Total assets	10,623,546	12,542,911
Net profit/ loss	643,794	700,830
Return on assets	6.1%	5.6%
Net profit		
Total assets		
Return on equity	10.8%	10.6%
Net profit		
Equity		
Profit margin	3.8%	2.8%
Net profit		

Sales		
Liquidity I	1.04	1.11
Current assets		
Short-term creditors		
Liquidity II	0.04	0.03
Trade securities + cash		
Short-term creditors		
Debtors turnover	22	19
Trade debtors (including VAT) x 365		
Net sales		
Creditors turnover	52	
Trade creditors (including VAT) x 365		
Costs of sold goods for resale + cost of sold products		
Stock turnover	78	
Stock x 365		
Cost of goods sold		
Gearing	70.0%	69.5%
Equity + provisions + long-term creditors		
Total liabilities and equity + cost of sold products		
Rate of inflation:		
Yearly average	107.3	110.1
December to December	109.8	108.5

3. Notes on changes in financial ratios

Trends in the financial ratios were the following:

Profitability indices:

In 2001 all profitability indices have decreased in comparison to 2000: ROA from 5.6 % to 2.1%, ROE from 10.6 % to 3.6% and profit margin from

2.8 % to 1.1 %.

Liquidity indices:

Liquidity I index during the years 1999-2001 has increased in 2000 by 0.07 in comparison with 1999 and then in 2001 it decreased by 0.11 in comparison with 2000. During the years 1999-2001 the index amounted to 1.04, 1.11 and 1.00, respectively.

Liquidity II index during the years 1999 - 2001 amounted to 0.04, 0.03 and 0.03, respectively.

Efficiency indices:

In year 2001 debtors turnover was 18 days, that gives in comparison to 19 days in 2000 and 22 days in 1999 decrease by 1 and 4 days, respectively.

The creditors turnover ratio had similar tendencies. In year 2001 creditors turnover ratio has decreased by 11 days to 28 days.

Stock turnover ratio has decreased by 11 days in 2001 in comparison to 2000 and amounted to 55 days. In 2000 and 1999 the stock turnover ratio amounted to 66 and 78 days respectively.

Gearing

Gearing ratio starting from 1999 remains stable on relatively similar level amounting in years 1999-2001 to: 70%, 69.5%, 71.1%, respectively.

3. Going concern

Nothing came to our attention during the audit that caused us to believe that the Company is not able to continue as a going concern for the twelve months subsequent to the audited year as a result of an intended or involuntary abandonment or a substantial limitation of the current operations.

I. DETAILED REPORT

1. ACCOUNTING SYSTEM AND INTERNAL CONTROL SYSTEM

1. Books of account

The Company s books are kept using the computer system SAP R/3 in the Company s seat in Plock. The Company has a chart of accounts approved by the Company s the Management Board.

During the audit no remaining irregularities in the accounting records,

which could have a material effect on the audited financial statements, came to our attention. These would include matters related to the accounting records, the completeness and integrity of business transactions records, the correctness of opening balances, the consistency between the accounting records and the source documentation and the requirements on keeping the records and storing the accounting books.

1. Internal control

Management is responsible for establishing and maintaining the Company s internal control system as well as preventing and discovering any irregularities.

The purpose of our audit was to express an opinion on the financial statements. As the audit procedures are performed on a test basis, irregularities in the accounting records or the financial statements or tax assessments, or fraud and abuse may occur and be left undetected. The purpose of the evaluation of the internal control system within our audit was to define the object, time frame and scope of the audit, and was not aimed at detection of all potential irregularities or material drawbacks of the system and thus does not provide a sufficient basis for expressing a separate opinion on the internal control system.

During our audit we did not detect any irregularities in the internal control system which could have had a material effect on the audited financial statements.

2. ASSETS

2. Intangible fixed assets

The balance of intangible fixed assets shown in the balance sheet is consistent with the accounting records of the Company and documentation confirming the Company s title to these assets.

The intangible assets are described in Note 1 of the audited financial statements for the year ended 31 December 2001 (the "Explanatory Notes").

2. Tangible fixed assets

The balance of tangible fixed assets shown in the balance sheet is consistent with accounting records of the Company.

Movements in tangible fixed assets are described in note 2 of the Explanatory Notes.

The last fixed assets count took place during the year 2001 on a perpetual count system basis Pursuant to the Accounting Act, the Company performs a physical count of fixed assets every four years. Any differences between the balance of fixed assets based on the accounting records and the figure arrived at during the count were accounted for in the books of the year 2001.

Unplanned depreciation charges relating to fixed assets amounted to PLN 15.754 thousand in 2001. Moreover, construction in progress worth PLN 27,250 thousand was written off.

2. Financial fixed assets

The balance of financial fixed assets shown in the balance sheet is consistent with the accounting records of the Company and the documentation confirming the Company s title to these assets. The Company recognised impairment on financial fixed assets described in note 3B and 3C of Explanatory Notes.

2. Long-term debtors

The balance of debtors shown in the balance sheet is consistent with the accounting records of the Company.

2. Stock

The balance of stock shown in the financial statements is consistent with the accounting records of the Company.

A physical count of raw materials, semi-finished products, finished products and goods for resale was performed during the year 2001 on a perpetual count system basis. The last count of work-in-progress was performed on 31 December 2001. Differences between the balance based on the accounting records and the figure arrived at during the count were properly explained and accounted for in the year 2001 books.

As at 31 December 2001 the Company set up a provision of PLN 6.502 thousand for slow moving stock.

3. 2.6. Debtors

The balance of debtors shown in the balance sheet is consistent with accounting records.

A count of trade debtors was carried out as at 30 November 2001. Confirmations received account for 68% of trade debtors as at the date of confirmation. Any material differences between debtor confirmations received and the balances in the accounting records of the Company were properly explained and accounted for.

The ageing of trade debtors is as follows:

Due

Up to 3 months

From 3 to 6 months

From 6 to 12 months

Overdue

Trade debtors gross

Provision

Trade debtors net

The Company took the following actions to collect overdue debtors:

- pressing on payments and charging of penalty interests,
- discontinuance of supplies to debtors who fail to meet the payment deadline,
- submission to court,
- collection of receivables through vindictive entities,
- setting up collateral for debtors,
- monitoring of settlements with customers.

Debtors other than trade debtors include largely budget debtors, debtors from loans granted to employees, advances for financial fixed assets and other debtors (9.5% of total gross debtors).

Budget debtors count was performed in form of comparison of account balances to proper source documents.

The balance of debtors includes accrued penalty interest of PLN 48,737 thousand which was fully provided for.

As of the balance sheet date, debtors denominated in foreign currencies were translated at the average rate of exchange of the National Bank of Poland of 31 December 2001.

Debtor accounts payable by any entities placed under bankruptcy, liquidation or composition proceedings amounted to PLN 14,426 thousand as at 31 December 2001. For these debtors a provision of PLN 11,196 thousand was set up.

Until 31 March 2002 over 82% of trade debtors were settled.

Until 31 March 2002 5.3% of debtors other than trade debtors were settled.

Tax and social security debtors as at 31 December 2001 comprise of:

Corporate income tax
VAT recoverable in the following month
Others

2.7. Cash

As of 31 December 2001 cash amounted to PLN 81,772 thousand. The balances of cash in banks accounts are consistent with accounting records and confirmations received from the respective banks. The balance of 'cash on hand' corresponds to accounting records, cash reports and the results of a cash count carried out as at 31 December 2001.

2.8. Assets pledged

See note 56 of the Explanatory Notes to the audited Financial Statements.

2. LIABILITIES

3. Capital and reserves

The balance of capital and reserves is consistent with accounting records of the Company.

Information about capital and reserves is presented in notes 11, 12 and 13 of the Explanatory Notes.

3. Provisions

The balance of provisions is consistent with accounting records of the Company and supporting documentation setting the level of provisions as of the balance sheet date.

The characteristics of in provisions are presented in note 16 of the Explanatory Notes.

3. Long-term creditors

Maturity of long-term creditors as at 31 December 2001 is described in note 17 of the Explanatory Notes.

The balance of long-term creditors shown in the financial statements is consistent with records of the Company.

3. Short-term creditors

The balance of creditors is consistent with accounting records of the Company.

The balance of short-term creditors includes penalty interest of PLN 58 thousand.

On the balance sheet date creditors denominated in foreign currencies were translated at the average foreign exchange rates of the National Bank of Poland as of 31 December 2001. Foreign exchange gains on year-end valuation of foreign currency liabilities amounted to PLN 105,117 thousand and, after proper settlement for each foreign currency individually, were presented in deferred income.

A count of trade creditors was carried out as at 30 November 2001. Confirmations received account for 85% of total trade creditors as at the date of count. Any material differences between creditors confirmations received and the balances in the accounting records of the Company were properly explained and accounted for.

Until 31 March 2002 96% of creditors was paid.

Budget creditors count was performed in form of comparison of account balances to proper source documents.

Until 31 March 2002 69% of creditors other than trade creditors was paid.

As at 31 December 2001 the maturity of creditors was as follows:

Type	up to 3 months	3 to 6 months	6 to 12 months
- Loans, bonds, securities and bank credits	873,396	257,761	197,215
- Trade creditors	983,535	140	1,914
- Budget creditors	786,995	-	-
- Other	31,062	280	9,881
	2,674,988	258,181	209,010

As at 31 December 2001 budget creditors consisted of the following:

Value Added Tax	175
Personal Income Tax	8
Excise duty	574
Social insurance	28
Other	

	786
	===

Movements in CIT liabilities during the financial year were as follows:

Opening balance - receivable	(36,
CIT due for 2001	74
CIT paid in 2001	(53,

Closing balance - receivable	(15,
	====

4. PREPAYMENTS, ACCRUALS AND DEFERRED INCOME

4. Prepayments and accruals

The balances of prepaid and accrued expenses are consistent with accounting records of the Company and the supporting documentation for assessing prepayments and accruals as of the balance sheet date.

The characteristics of prepayments and accruals are presented in note 10 and 19 of the Explanatory Notes.

4. Deferred income

The balance of deferred income shown in the balance sheet is consistent with accounting records of the Company and the supporting documents for assessing its value.

The characteristics of deferred income are presented in note 19 of the Explanatory Notes.

5. PROFIT AND LOSS ACCOUNT

5. Operating revenue and expenses

Operating revenues and expenses for the year consist of the following:

	Ye
	31 Decen
Sales of goods for resale and finished products	1
Sales of goods for resale and raw materials	21

Cost of sold goods for resale and sold products	(1,
Value of sold goods for resale and sold materials	(10,

Gross profit	11
Selling expenses	(10,
Administrative and general expenses	(

Profit on sales	
	=

The balances shown are consistent with accounting records of the Company.

5. Other operating revenue and expenses

Other operating revenue and expenses consist of:

	Year ende 31 December 20
Revenue from sales of fixed assets	20,4
Subsidies received	5,0
Other including:	246,2
Release of bad and doubtful debt provision	17,7
Release of provision for probable losses	43,9
Release of provision for environmental cost*	102,5
Reversal of inventory write-down	16,3
Proceeds from perpetual leasehold	5,1
Proceeds from recovery of current assets	15,0
Fines received	5,5
Other	40,0
	271,7

* During 2001 the Company has changed the estimate of environmental clean-up and remediation costs. The amount of environmental provision was determined by the Management on the basis of independent professional consultants reports and represents Management s best estimate of future costs assuming average level of parameters influencing estimated costs. PLN 102.538 thousand includes PLN 57.039 thousand which represents change of estimate of future environmental costs. Remaining amount related to sites, which were disposed in 2001 with transfer of potential future liabilities to the acquirer.

Cost of fixed assets sold

Unplanned depreciation charges

Stock valuation adjustments

Other operating expenses including

Setting up doubtful debt provision

Net book value of liquidated tangible and intangible fixed assets

Fixed assets liquidation costs

Contributions in kind

Fines paid

Donations of fixed assets

Write-off of overdue accounts receivable

Unintentional shortages of current assets

Unrealised costs of advertisements on patronage stations

Other

The balances shown are consistent with accounting records of the Company.

5. Financial revenue and expenses

Financial revenue and expenses consist of:

31

Dividends received

Interest received

Other
including:

Foreign exchange rate gains

Other

31

Write-downs of financial fixed assets

Interest payable

Other
including:

Foreign exchange rate losses

Setting up provisions for interests

Other

The balances shown are consistent with accounting records of the

Company.

5. Extraordinary gains and losses

The characteristics of extraordinary gains and losses are presented in the notes 29 and 30 of the Explanatory Notes.

The balances shown are consistent with accounting records of the Company.

6. NOTES TO THE FINANCIAL STATEMENTS

The notes to the financial statements are consistent with the results of our audit.

7. CASH FLOW STATEMENT

The Company prepared the cash flow statement in conjunction with the balance sheet, the profit and loss account and the accounting records as required. We did not detect any material irregularities in the cash flow statement.

8. DIRECTORS REPORT

We have read the Directors Report on the Company s activities and rules of preparing annual financial statements and we consider information presented in the part covering information prescribed by Article 49 Close 2 of the Accounting Act consistent with information included in the financial statements. The scope of the information presented in the Directors Report is in line with the scope of information prescribed by the Decree of the Council of Ministers dated 16 October 2001 on current and periodic information published by issuers of securities.

9. CONFORMITY WITH LAW AND REGULATIONS

We have obtained a written representation letter from Management that no laws or regulations were violated during the financial year. During our audit we did not detect any facts indicating that there had occurred any violations of law, which could have a material effect on the financial statements.

Certified auditor

Arthur Andersen Sp. z o.o.

00-113 Warszawa,

ul. Emilii Plater 53

Ident. No. 66

(-)

(-)

Lukasz Zalicki Duleep Aluwihare

Ident. No. 9542/7118

Warsaw, 6 May 2002

END

02 JUL 15 AM 12:20

PKN ORLEN SA SEC File 82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	PKNs 2001 IFRS
Released	07:55 13 May 2002
Number	8010V

Current Report 43/2002 dated 13th May 2002

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

We have audited the accompanying consolidated financial statements of Polski Koncern Naftowy ORLEN S.A. (the "Company") for the years ended 31 December 2001 and 31 December 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

International Accounting Standard No. 29 "Financial Reporting in Hyperinflationary Economies" (IAS 29) requires that the carrying amounts of assets and liabilities reported in a period of hyperinflation should be expressed in the measuring unit current at the end of the hyperinflationary period and constitute the basis for the carrying amounts in the subsequent financial statements. The Polish economy was hyperinflationary until the end of 1996 and ceased to be hyperinflationary in 1997. The Company last revalued its fixed assets as of 1 January 1995 to reflect the effects of inflation by applying price indices determined by the Central Statistical Office for individual groups of assets. This revaluation was not performed in accordance with the provisions of IAS 29 since the Company did not use a general price index and did not subsequently revalue its fixed assets as of 31 December 1996. As a result, the cumulative balances of property, plants and equipment as of 31 December 2001 and 31 December 2000, which existed prior to 31 December 1996, have not been expressed in the measuring unit current at the end of 1996.

The segment data included in the accompanying consolidated financial statements has been prepared in accordance with International Accounting Standard No. 14 "Segment Reporting", except for not presenting comparable data for the year ended 31 December 2000. The Company was not obliged to prepare and did not prepare segment data for the year ended 31 December 2000 in the past. In the Management Board's view, preparation of such data as required by International Financial Reporting Standards is not practical and the cost of preparation would exceed benefits derived from preparation of such data.

In our opinion, except for the matters referred to in paragraphs above, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Polski Koncern Naftowy ORLEN S.A. as at 31 December 2001 and 31 December 2000, and the consolidated results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board.

Warsaw, Poland

6 May 2002

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2001 AND 31 DECEMBER 2000
PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

TOGETHER WITH AUDITORS' REPORT

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONSOLIDATED BALANCE SHEETS

as of 31 December 2001 and 31 December 2000

		31 December	

	Note	2001	2000
		(in PLN millions)	
ASSETS			
Non-current assets			
Property, plant and equipment	5	9,321	8,147
(Negative goodwill)/ Goodwill	6	(264)	89
Intangible assets	7	108	80
Available for sale investments	8	584	426
Investments accounted for on an equity basis	9	186	363
Deferred tax assets	24	15	18
Other non-current assets		1	2
		-------	-------
Total non-current assets		**9,951**	**9,125**
		-------	-------
Current assets			
Inventories	10	2,199	2,705
Trade and other receivables	11	1,951	2,013
Short-term investments	12	11	14
Deferred costs	13	68	54
Cash and cash equivalents	14	203	176
		-------	-------
Total current assets		**4,432**	**4,962**
		-------	-------
Total assets		**14,383**	**14,087**
		=======	=======
LIABILITIES AND SHAREHOLDERS' EQUITY			
Shareholders' equity	20		
Common stock		525	525
Capital reserve		1,174	1,174
Revaluation reserve		859	859

Retained earnings		5,400	5,038
		-------	-------
Total shareholders' equity		**7,958**	**7,596**
		-------	-------
Minority interests	15	**395**	**170**
Non-current liabilities			
Interest bearing borrowings	16	1,261	1,236
Provisions and accruals	17	601	714
Deferred tax liabilities	24	365	282
		-------	-------
Total non-current liabilities		**2,227**	**2,232**
		-------	-------
Current liabilities			
Trade and other payables and accrued expenses	18	2,291	2,590
Interest bearing borrowings	16	1,502	1,496
Deferred income	19	10	3
		-------	-------
Total current liabilities		**3,803**	**4,089**
		-------	-------
Total liabilities and shareholders' equity		**14,383**	**14,087**
		=======	=======

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONSOLIDATED PROFIT AND LOSS STATEMENTS
for the years ended 31 December 2001 and 31 December 2000

	Note	For the year ended	
		31 December 2001	**31 December 2000**
			(in PLN millions)

Revenue		**17,038**	**18,602**
Cost of sales	22	(14,166)	(15,042)
		-----------	-----------
Gross profit		**2,872**	**3,560**
		-----------	-----------
Distribution costs	22	(1,504)	(1,458)
Administrative expenses	22	(829)	(619)
Other operating income/(expenses), net	22	78	(58)
		-----------	-----------
Profit from operations		**617**	**1,425**
		-----------	-----------
Financial income	23	333	255
Financial expenses	23	(431)	(441)
Income from associated companies accounted for under the equity method		25	48
		------------	------------
Profit before income tax and minority interests		**544**	**1,287**
		------------	------------
Income tax	24	(153)	(362)
Minority interests		(15)	(23)
		-------	-------
Net profit for the year		**376**	**902**
		======	======

Basic and diluted earnings per share for the year (in zloty per share)	**0.89**	**2.15**

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONSOLIDATED CASH FLOW STATEMENTS
For the years ended 31 December 2001 and 31 December 2000

	For the year ended	
	31 December 2001	31 December 2000
		(in PLN millions)
Cash flows from operating activities		
Net profit for the year	376	902
Adjustments for:		
Minority interests	15	23
Net income from investments accounted for under the equity method	(25)	(48)
Depreciation and amortisation	1,089	910
Interest and dividend charges, net	209	203
Result on investing activities	(29)	9
Income tax on current period profit	153	362
Net income tax paid	(105)	(313)
(Increase) /decrease in receivables	209	(520)
(Increase)/ decrease in inventories	651	(663)
Increase / (decrease) in accrued expenses and payables	(366)	264
Increase / (decrease) in provisions	(121)	(1)
Increase / (decrease) in deferred income	5	(8)

Other	51	(47)
	-------	-------
Net cash flows from operating activities	**2,112**	**1,073**
	-------	-------
Cash flows from investing activities		
Acquisition of property, plant and equipment	(1,482)	(1,423)
Acquisition of intangible assets	(51)	(36)
Proceeds from sales of property, plant and equipment	34	9
Proceeds from sales of available for sale investments	69	-
Acquisition of available for sale investments	(163)	(155)
Acquisition of subsidiary Anwil S.A. (Note 26), net of cash acquired	(72)	-
Acquisition of marketable securities	(201)	(99)
Proceeds from sales of marketable securities	216	83
Dividends and interest received	15	10
Loans granted	(98)	-
Other	(17)	5
	-----	-----
Net cash flows used in investing activities	**(1,750)**	**(1,606)**
	-------	-------
Cash flows from financing activities		
Proceeds from long-term loans and other borrowings	305	1,188
Proceeds from short-term loans and other borrowings	2,001	1,946
Repayment of long-term loans and other borrowings	(250)	(862)
Repayment of short-term loans and other borrowings	(2,153)	(1,466)
Interest paid	(216)	(199)
Dividends paid to shareholders	(21)	(21)
Other	(1)	(54)
	-------	-------
Net cash flows from / (used in) financing activities	**(335)**	**532**
	-------	-------

Net increase / (decrease) in cash and cash equivalents	**27**	**(1)**
Cash and cash equivalents at beginning of year	**176**	**177**
	-------	-------
Cash and cash equivalents at end of year	**203**	**176**
	====	====

POLSKI KONCERN NAFTOWY ORLEN S.A.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
For the years ended 31 December 2001 and 31 December 2000

(in PLN millions)

	Common stock	**Capital reserve**	**Revaluation reserve**	**Retained earnings**	**Total shareholders' equity**
1 January 2000	**525**	**1,174**	**859**	**4,157**	**6,715**
	--------	--------	--------	--------	--------
Cash dividends (PLN 0.05 per share)	-	-	-	(21)	(21)
Net income for 2000	-	-	-	902	902
	--------	--------	--------	--------	--------
31 December 2000	**525**	**1,174**	**859**	**5,038**	**7,596**
	=====	=====	=====	=====	=====
1 January 2001	**525**	**1,174**	**859**	**5,038**	**7,596**
	--------	--------	--------	--------	--------
IAS 39 *adoption*	-	-	-	7	7
Cash dividends (PLN 0.05 per share)	-	-	-	(21)	(21)
Net income for 2001	-	-	-	376	376
	--------	--------	--------	--------	--------
31 December 2001	**525**	**1,174**	**859**	**5,400**	**7,958**
	=====	=====	=====	=====	=====

1. Principal activities

The principal company of the capital group of Polski Koncern Naftowy ORLEN (further referred to as "the Group") is Polski Koncern Naftowy ORLEN S.A. (further referred to as "the Company", "PKN ORLEN") located in Plock, Poland on ul. Chemikow 7.

The Company was established by the Public Notary Act of 29 June 1993 as Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia Plock" S.A. as a State Treasury owned Joint Stock Company, and registered in the Companies Register in Plock on 1 July 1993. In accordance with the resolution of the General Meeting of Shareholders held on 19 May 1999, which became effective on registration in the District Court of Plock on 20 May 1999, the Company changed its name to Polski Koncern Naftowy S.A. Further, following the General Meeting of Shareholders resolution dated 3 April 2000, registered in the Plock District Court on 12 April 2000 the Company changed its name to Polski Koncern Naftowy ORLEN S.A.

The Company is engaged in the processing of crude oil into a broad range of petroleum products and petrochemicals and in the transportation and wholesale and retail distribution of such products. The other companies in the Group operate primarily in related downstream activities including further production and distribution as well as in production of chemicals.

Until the second public offering completed in July 2000, the Company was primarily owned, directly and indirectly, by the Polish State Treasury. The employees and others had a minority shareholding. The State Treasury supervised the Company through its control of the Company's majority shareholder, and ultimate parent company Nafta Polska S.A. As at 31 December 2001 the Polish State Treasury owned directly and indirectly 28% of the Company shares, Bank of New York (depositary) - 26% shares and other shareholders (less than 5% each) owned 46% of the Company shares.

2. Basis of presentation

a. Accounting standards

The Group applied for these financial statements International Financial Reporting Standards that were operative as of 31 December 2001, except in respect of accounting for hyperinflation referred to in Note 3. In particular, the Group adopted IAS 39 "Financial Instruments: Recognition and Measurement".

The Group entities maintain their books of account in accordance with accounting principles and practices employed by enterprises in Poland as required by Polish Accounting Standards ("PAS") as defined by the Accounting Act dated 29 September 1994 (with further amendments). These financial statements include certain adjustments not reflected in the Company's or other Group entities books to present these statements in accordance with Standards and Interpretations issued by International Accounting Standards Board ("IASB") and the International Financial Reporting Interpretations Committee ("IFRIC", formerly Standing Interpretations Committee ("SIC")), except with respect to accounting for hyperinflation referred to in Note 3. The adjustments to the Company' s books and their effect on net profit and net assets resulting from adopting International Accounting Standards are presented in Note 34.

b. Reorganisation of the Group

In connection with the Polish Government' s restructuring and privatisation program for the Polish oil sector companies, the Polish State Treasury, through its holding in Nafta Polska S.A. reorganised the Polish oil sector in the years 1997 through 1999. The existing Group is a result of this reorganisation of several significant operating companies, which were all under the common control of Nafta Polska S.A. and the Polish State Treasury. In particular, this reorganisation included the following transactions performed by the Company:

- incorporation of Centrala Produktów Naftowych "CPN" S.A. – major Polish fuel retailer,
- acquisition of Rafineria Trzebinia S.A. and Rafineria Nafty Jedlicze S.A. – refineries,
- disposition of Dyrekcja Eksploatacji Cystern Sp. z o.o. – major Polish rail logistics operator,
- disposition of Naftobazy Sp. z o.o. – major Polish fuel storage farms operator.

To the extent of the Polish State Treasury' s common control, this reorganisation was accounted for as a transaction under common control using the uniting of interests' method of accounting.

These consolidated financial statements for the years ended 31 December 2001 and 2000 include the following subsidiaries:

	31 December 2001	31 December 2000
PKN ORLEN	100%	100%
ORLEN Petrogaz Plock Sp. z o.o.	100%	100%
ORLEN PetroCentrum Sp. z o.o.	100%	100%
Petrogaz Inowroclaw Sp. z o.o.	100%	100%
ORLEN Medica Sp. z o.o.	100%	100%
ORLEN Budonaft Sp. z o.o.	100%	100%
ORLEN KolTrans Sp. z o.o.	100%	100%
ORLEN Powiernik Sp. z o.o.	100%	100%
ORLEN Transport Szczecin Sp. z o.o.	100%	100%
ORLEN Polimer Sp. z o.o.**	100%	-
ORLEN Transport Plock Sp. z o.o.	98%	98%
ORLEN Transport Krakow Sp. z o.o.	98%	98%
ORLEN Transport Lublin Sp. z o.o.	98%	98%
Zaklad Budowy Aparatury S.A.	97%	97%
ORLEN Transport Nowa Sol Sp. z o.o.	97%	97%
ORLEN Transport Poznan Sp. z o.o.	96%	96%
ORLEN Transport Slupsk Sp. z o.o.	96%	96%
ORLEN Transport Warszawa Sp. z o.o.	94%	95%
Petrotel Sp. z o.o.	93%	93%
ORLEN Transport Olsztyn Sp. z o.o.	92%	93%
Petrogaz Lapy Sp. z o.o.	90%	90%
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	88%	88%
ORLEN Petroprofit Sp. z o.o.	85%	85%
ORLEN WodKan Sp. z o.o.**	82%	-
Rafineria Trzebinia S.A.	77%	77%
Petro - Oil Sp. z o.o.	76%	76%

Rafineria Nafty Jedlicze S.A.	75%	75%
Anwil S.A.***	75%	-
Inowroclawskie Kopalnie Soli "Solino" S.A.	71%	71%
ORLEN Mechanika Sp. z o.o.**	68%	-
ORLEN Petro - Tank Sp. z o.o.	60%	60%
ORLEN Automatyka Sp. z o.o.**	53%	-
ORLEN PetroZachod Sp. z o.o.	52%	52%
Petrogaz Wroclaw Sp. z o.o.	52%	52%
Petrolot Sp. z o.o.	51%	51%
Petroprojekt Sp. z o.o.	51%	51%
ORLEN Remont Sp. z o.o.**	51%	-
ORLEN Eltech Sp. z o.o.**	51%	-
ORLEN EnergoRem Sp. z o.o.**	51%	-
ORLEN Wir Sp. z o.o.**	51%	-
Petrogaz Jaworzno Sp. z o.o. *	-	100%
Petrogaz Redaki Sp. z o.o. *	-	100%
Petrogaz Hrubieszow Sp. z o.o. *	-	100%
Petrogaz Nowa Brzeznica Sp. z o.o.****	-	52%

* Merged into Orlen Petrogaz Plock Sp. z o.o.

** Full consolidation from 2001.

*** Full consolidation from 2Q 2001, following acquisition of controlling interest (accounted for on equity basis until IQ 2001).

**** Entity being liquidated as at 31.12.2001.

3. Measurement and reporting currency

The measurement and the reporting currency of these consolidated financial statements is Polish Zloty ("PLN"). These consolidated financial statements have not been adjusted for the effects of inflation as is required by International Accounting Standard No. 29 "Financial Reporting in Hyperinflationary Economies".

IAS 29 requires companies that report in the currency of a hyperinflationary economy to restate assets and liabilities in terms of the measurement unit current at the balance sheet date. Given the historic hyperinflationary environment in Poland, reporting the results of operations and financial condition in local currency without restatement may not permit meaningful comparisons of amounts from transactions and other events that have occurred at different times, and even within the same accounting period. Taking into account that the three-year cumulative rate of inflation fell below 100% in late 1996, Poland was no longer considered to be a hyperinflationary economy from the beginning of 1997.

The Group last revalued its fixed assets as of 1 January 1995 to reflect the effects of inflation mainly by applying price indices determined by the Central Statistical Office ("GUS") for individual groups of assets or market values. This

revaluation was not performed in accordance with the provisions of IAS 29 since the Company did not use a general price index and did not subsequently revalue its fixed assets as of 31 December 1996.

4. Statement of principal accounting policies

(a) Principles of consolidation

The consolidated financial statements of the Group include Polski Koncern Naftowy ORLEN S.A. and the companies that it controls. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital and is able to govern the financial and operating policies of an enterprise so as to benefit from its activities. The equity and net income attributable to minority shareholders' interests are shown separately in the balance sheets and income statements, respectively.

The purchase method of accounting is used for acquired businesses. Accounting for reorganisations is discussed in Note 2b. Companies acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition or to the date of disposal.

Investments in associated companies (generally investments of between 20% to 50% in a company's equity) where significant influence is exercised by the Group are accounted for using the equity method. An assessment of investments in associates is performed when there is an indication that the asset has been impaired or the impairment losses recognised in prior years no longer exist.

All other investments are accounted for in accordance with IAS 39, Financial Instruments: Recognition and Measurement as further disclosed in note 4(m).

(b) Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment loss, except where stated at revalued amounts. Revaluations of property, plant and equipment were performed in Poland as mandated by the Ministry of Finance and were designed to reflect the level of inflation. Revaluations were performed using the price indices determined by Central Statistical Office ("GUS") for individual groups of fixed assets or market values. This is a departure from IAS 29, which requires application of a general price index. The last revaluation took place on 1 January 1995 and was designed to reflect the specific price level as of September 1994.

As a result of this revaluation both the carrying amount and tax base of the assets subject to revaluation have been increased with a resulting increase in the revaluation reserve line item in shareholders' equity. The Group has not revalued its property, plant and equipment as of 31 December 1996, which is a departure from IAS 29, which requires that assets are restated to a measurement unit current as of the end of hyperinflationary period. Since inception of the Group companies, the revaluations increased net book value of property, plant and equipment by a total of PLN 859. The amount equal to the difference between the depreciation on a revalued asset and the depreciation based on the cost of that asset is not transferred from revaluation reserve to retained earnings. Construction-in-progress was not subject to revaluations. Depreciation is based on the revalued amounts. Unless Poland is again subject to a period of hyperinflation, the Group does not intend to include effects of any further revaluations in its consolidated financial statements prepared under IFRS.

Property, plant and equipment are depreciated over their useful lives using a straight-line method. The following depreciation rates are used:

Buildings	1.5-10.0%
Plant and machinery	4.0-30.0%
Transportation vehicles and others	6.0-25.0%

The useful lives and depreciation methods are reviewed periodically to ensure that the method and period of depreciation is consistent with the expected pattern of economic benefits from items of property, plant and equipment.

No depreciation is provided on land and construction-in-progress.

The Group companies review the net carrying value of property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

(c) Goodwill and negative goodwill

Goodwill / negative goodwill arises from the purchase of an entity. Goodwill represents the excess of the purchase consideration over the Company's interest in the fair value of the net assets acquired. Negative goodwill represents the excess of the Company's interest in the fair value of the net assets acquired over the purchase consideration. Goodwill is capitalized at the date of acquisition and amortized on a straight line basis over the expected period of benefit. The Group amortizes goodwill, which arose on the acquisition of Centrala Produktów Naftowych "CPN" S.A. in year 1999, over a period of ten years. The amortisation period reflects the best estimate of the period during which future economic benefits are expected to flow to the enterprise. Negative goodwill is recognised in the income statement as follows: to the extent that negative goodwill relates to expected future losses and expenses that are identified in the company's plan for the acquisition and can be measured reliably but which cannot be accrued for the date of acquisition, that portion of negative goodwill is recognised as income when the future losses and expenses are recognised; the amount of negative goodwill not exceeding the fair values of acquired identifiable non-monetary assets is recognised as income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortisable assets; the amount of negative goodwill in excess of the fair values of acquired identifiable non-monetary assets is recognised as income immediately. The amortization period for the negative goodwill was 10 – 12 years from the date of purchase of shares.

(d) Intangible assets

Intangible assets are stated at cost less accumulated amortisation provided on a straight-line basis and any accumulated impairment losses. The amortisation rates applied in relation to intangible fixed assets range from 7% to 50%.

The Group companies review the value of intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable.

(e) Inventories

Inventories are valued at the lower of cost and net realisable value, after provision for obsolete items. Net realisable value is the selling price in the ordinary course of business, less the costs of completion, marketing and distribution. Cost is determined primarily on the basis of weighted average cost. For processed inventories, cost includes the applicable allocation of fixed and variable overhead costs based on a normal operating capacity.

(f) Receivables

Receivables are initially stated at the fair value of the consideration given and are subsequently carried at amortised cost, after provision for impairment.

(g) Cash and cash equivalents

Cash includes cash on hand and cash with banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

(h) Revenue recognition

Revenue is recognised when it is probable that the economic benefits associated with the transaction will flow to the Group and the amount of the revenue can be measured reliably. Sales are recognised net of value added tax ("VAT"), excise tax and discounts. Revenue from sales of goods are recognised when delivery has taken place and transfer of risks and rewards has been completed.

(i) Operating expenses

Operating expenses are charged in the period to which they relate. In line with Polish business practice, shareholders are allowed to distribute profits for the benefit of employees to pay additional bonuses or to increase the social fund designed for the welfare of employees. If such distributions were made they would be recharacterised and recognised as an

operating expense.

(j) Borrowings

Borrowing costs are recognised as an expense in the period in which they are incurred, except for those which are directly attributable to the acquisition, construction or production of a qualifying asset and therefore capitalized. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalised until the assets are substantially ready for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded.

Borrowings are initially recognised at the proceeds received, net of transaction costs. They are subsequently carried at amortised cost using the effective interest rate method, the difference between net proceeds and redemption value being recognised in the net profit or loss for the period over the life of the borrowings.

(k) Jubilee and retirement bonuses

Certain Group companies provide defined jubilee and retirement benefits plans for their employees. Jubilee bonuses are paid to employees upon completion of a certain number of years in service whereas retirement allowances as a one–off payments paid on retirement, both depending on employee's average remuneration and length of service. The jubilee and retirement benefits are not funded. The jubilee and retirement bonus obligations are accounted for on an accrual basis. Jubilee benefits are other long - term employee benefits, while retirement bonuses are post-employment defined benefit plans according to IAS 19. An independent actuary has determined the net present value of these obligations. Accrued obligations are those future discounted payments, adjusted by employee attrition rates, which were earned by the employees prior to the balance sheet dates. Demographic and attrition profiles are based on the historical data. Valuation of obligations was made on the assumption of no effective increase in the salary level and an effective discount rate of 4% per annum. During the years ended 31 December 2001 and 2000 the Group paid PLN 22 and PLN 17 jubilee and retirement bonuses combined, respectively.

(l) Foreign exchange transactions

Transactions denominated in foreign currencies are translated in measurement currency (Polish Zloty) at actual exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are reported at the rates of exchange prevailing at the end of the period. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the income statement, except for amounts capitalised in accordance with 4 (j).

(m) Financial instruments

Investments are classified into the following categories: held-to-maturity, trading and available-for-sale. Investments with fixed or determinable payments and fixed maturity that the Group has the positive intent and ability to hold to maturity other than loans and receivables originated by the Group are classified as held-to-maturity investments. Investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading. All other investments, other than loans and receivables originated by the Group, are classified as available-for-sale.

Held-to-maturity investments are included in non-current assets unless they mature within 12 months of the balance sheet date. Investments held for trading are included in current assets. Available-for-sale investments are classified as current assets if management intends to realise them within 12 months of the balance sheet date.

All purchases and sales of investments are recognised on the trade date. Investments are initially measured at cost, which is the fair value of the consideration given for them, including transaction costs.

Trading investments are subsequently carried at fair value without any deduction for transaction costs by reference to their quoted market price at the balance sheet date.

Available-for-sale investments are subsequently carried at fair value without any deduction for transaction costs by reference to their quoted market price at the balance sheet date unless they do not have a quoted market price in an active market and their fair value cannot be reliably measured by alternative valuation methods. Such available-for-sale investments are measured at cost.

Changes in the fair values of trading investments are included in financial expense. Held-to-maturity investments are carried at amortised cost using the effective interest rate method.

Derivative financial instruments are not designated as hedging instruments and are classified as held-for-trading and carried at fair value, with changes in fair value included in net profit or loss.

An embedded derivative is separated from the host contract and accounted for as a derivative if all of the following conditions are met:

- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and
- the hybrid (combined) instrument is not measured at fair value with changes in fair value reported in net profit or loss.

Embedded derivatives are accounted for in a manner similar to derivative financial instruments that are not designated as hedging instruments.

The carrying value of cash, receivables, trade and other payables and accruals approximate their fair value.

(n) Income tax

The income tax charge is based on profit for the year and considers deferred taxation. Deferred taxes are calculated using the balance sheet liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled based on tax rates enacted or substantially enacted at the balance sheet date.

Deferred tax assets are recognised for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised. For the purpose of deferred tax calculation the investment tax allowance bonus is treated as a temporary difference and is recognised as deferred tax asset in the period the investment tax allowance deduction is taken.

Deferred tax liabilities are recognised for all taxable temporary differences, unless the deferred tax liability arises from goodwill for which amortisation is not deductible for tax purposes.

Deferred tax assets and liabilities are recognised regardless of when the timing difference is likely to reverse.

Deferred tax assets and liabilities are not discounted and are classified as non-current assets (liabilities) in the balance sheet.

(o) Earnings per share

\

Basic earnings per share for each period are calculated by dividing the net profit for the year by the weighted average number of shares outstanding during that period.

Diluted earnings per share for each period is calculated by dividing the income for the year adjusted for any changes in the income resulting from the conversion of the dilutive potential ordinary shares by the weighted average number of shares outstanding during taking into account the conversion of all dilutive potential ordinary shares.

(p) Environmental provisions

The Group companies accrue for environmental clean-up and remediation costs when they have a legal or constructive obligation to do so.

(q) Equity compensation plans

Convertible bonds, issued by the Company as the part of the employee compensation program, are recognised at the moment of granting the employee an option to buy convertible bonds.
As of balance sheet date, the fair value of the convertible bonds is recognised as salary expense and presented in other payables. The fair value is estimated on the basis of historical volatility of listed shares and Black-Scholes' model.

(r) Management use of estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results could differ from those estimates. During 2001 the Group has changed the estimate of environmental clean-up and remediation costs further presented in Note 17.

5.
6. **Property, plant and equipment**

	31 December 2001	31 December 2000
Land	121	95
Buildings and constructions	4,719	3,305
Machinery and equipment	3,283	3,508
Vehicles and other	294	296
Construction in progress	904	943
	-----	-----
Total	9,321	8,147
	=====	=====

The movements in each year were as follows:

	Land	Buildings and constructions	Machinery and equipment	Vehicles and other	Construction in progress	Total
Cost						
1 January 2000	88	4,772	7,048	631	1,233	13,772
Additions at cost	11	638	1,045	159	1,423	3,276
Consolidation of subsidiaries	-	22	11	6	7	46
Disposals for other	(3)	(67)	(105)	(44)	(6)	(225)

groups of PPE						
Transfers	-	-	-	-	(1,714)	(1,714)
	----------	----------	----------	----------	----------	----------
31 December 2000	**96**	**5,365**	**7,999**	**752**	**943**	**15,155**
	----------	----------	----------	----------	----------	----------
1 January 2001	96	5,365	7,999	752	943	15,155
Additions at cost	7	701	680	120	1,279	2,787
Consolidation of subsidiaries	18	877	1,063	53	155	2,166
Reclassifications	-	1,077	(1,077)	-	-	-
Disposals	-	(94)	(85)	(25)	(10)	(214)
Transfers for other groups of PPE	-	-	-	-	(1,436)	(1,436)
Impairment	-	-	-	-	(27)	(27)
	----------	----------	----------	----------	----------	----------
31 December 2001	**121**	**7,926**	**8,580**	**900**	**904**	**18,431**
	----------	----------	----------	----------	----------	----------
Accumulated depreciation						
1 January 2000	-	1,837	4,006	410	-	6,253
Charge	-	201	574	82	-	857
Impairments and other charges	1	40	6	1	-	48
Consolidation of subsidiaries	-	7	3	4	-	14
Disposals	-	(25)	(98)	(41)	-	(164)
	----------	----------	----------	----------	----------	----------
31 December 2000	**1**	**2,060**	**4,491**	**456**	**-**	**7,008**
	----------	----------	----------	----------	----------	----------
1 January 2001	1	2,060	4,491	456	-	7,008
Charge	-	316	623	129	-	1,068

Impairments and other charges		11	1	1	-	13
Consolidation of subsidiaries	-	419	749	41	-	1,209
Reclassifications	-	487	(487)	-	-	-
Disposals	(1)	(86)	(80)	(21)	-	(188)
	----------	----------	----------	----------	----------	----------
31 December 2001	**-**	**3,207**	**5,297**	**606**	**-**	**9,110**
	----------	----------	----------	----------	----------	----------
Net book value						
31 December 2000	**95**	**3,305**	**3,508**	**296**	**943**	**8,147**
	======	======	======	======	======	======
31 December 2001	**121**	**4,719**	**3,283**	**294**	**904**	**9,321**
	======	======	======	======	======	======

As at 31 December 2001 and 2000 the carrying amounts of property, plant and equipment held for disposal were PLN 8 and PLN 7, respectively.

As at 31 December 2001 and 2000 the carrying amount of property, plant and equipment pledged as security for liabilities were PLN 320 and PLN 191, respectively.

Impairment losses presented in the movements of property, plant and equipment are the amounts by which the carrying amounts of the assets exceeded their recoverable amounts. The impairment losses are charged to other operating expenses. Impairment losses recognised during the years 2000-2001 resulted from the restructuring process of the Company - the integration process of former CPN branches, and mainly relate to idle gasoline warehouses and retail sites.

Fixed assets of the Group are not considered to be investment property under IAS 40.

As of 31 December 2001 and 2000 Construction in progress included:

	31 December	**31 December**
	2001	**2000**
Crude oil distillation Unit DRW III	279	164
Pipeline Plock – Ostrow Wielkopolski	143	43
Underground crude oil and gasoline storage	142	41

Modernisation of FKK II	24	18
Construction of containers	21	-
Construction, modernisation of social buildings	19	-
Modernisation of ZPN in Mosciska	15	12
Gasoline storage in Ostrow Wielkopolski	13	84
Construction of retail sites	12	-
Other construction in progress	236	581
	--------	--------
Total	904	943
	=====	=====

The Group companies record all scheduled maintenance and repairs as expenses when incurred. Environmental remediation costs related to site restoration are accrued when management has a legal or constructive obligation to restore and clean up the sites (see Note 17).

The amounts of borrowing costs capitalised for the years ended 31 December 2001 and 2000 were PLN 138 and PLN 125, respectively. The average capitalisation rates were 5% in 2000 and 2001.

7. Goodwill and negative goodwill

	31 December	31 December
	2001	**2000**
Centrala Produktow Naftowych "CPN" S.A.	83	94
Anwil S.A.*	(345)	-
Other	(2)	(5)
	-----	-----
Total	(264)	89
	=====	=====

* As at 31 December 2000 Anwil S.A. was accounted for using equity method; in March 2001 the Company has acquired the majority stake in Anwil S.A.

Goodwill and negative goodwill changes in the years ended 31 December 2001 and 2000 were as follows:

	31 December	31 December
	2001	2000
Gross amount		
Beginning of year	99	107
Negative goodwill on acquisition of Anwil S.A. shares	(305)	-
Reclassification from associates to subsidiaries	(128)	-
Other	-	(8)
	-------	-------
End of year	(334)	99
	-------	-------
Accumulated amortization		
Beginning of period	(10)	(2)
Charge for the year, net	25*	(8)
Reclassification from associates to subsidiaries	55	-
	-------	-------
End of year	70	(10)
	-------	-------
Net book value at the end of the year	(264)	89
	====	====

Negative goodwill does not relate to expected future losses and that it is recognised as income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortisable assets.

* PLN 11 relates to goodwill and PLN 36 relates to negative goodwill.

8. Intangible assets

	31 December	31 December
	2001	2000
Software	4	4
Patents and trademarks	86	61
Other	18	15
	-----	-----
Total	108	80
	=====	=====

The movements of intangible assets in each year were as follows:

	Software	Patents and trademarks	Other	Total
Cost				
1 January 2000	15	60	15	90
Additions at cost	4	28	8	40
Consolidation of subsidiaries	3	-	-	3
Disposals	(1)	-	(1)	(2)
Transfers	(7)	7	-	-
	------	------	------	------
31 December 2000	**14**	**95**	**22**	**131**
	------	------	------	------
1 January 2001	14	95	22	131
Additions at cost	2	43	7	52
Consolidation of subsidiaries	2	9	2	13
Disposals	(2)	(1)	(1)	(4)
	------	------	------	------
31 December 2001	**16**	**146**	**30**	**192**

	------	------	------	------
Accumulated depreciation				
1 January 2000	6	18	6	30
Charge	5	16	1	22
Consolidation of subsidiaries	1	-	-	1
Disposals	(1)	(1)	-	(2)
Transfers	(1)	1	-	-
	------	------	------	------
31 December 2000	**10**	**34**	**7**	**51**
	------	------	------	------
1 January 2001	10	34	7	51
Charge	2	25	5	32
Consolidation of subsidiaries	1	2	-	3
Disposals	(1)	(1)	-	(2)
	------	------	------	------
31 December 2001	**12**	**60**	**12**	**84**
	------	------	------	------
Net book value				
31 December 2000	**4**	**61**	**15**	**80**
	======	======	======	======
31 December 2001	**4**	**86**	**18**	**108**
	======	======	======	======

9. Available for sale investments

At cost	**31 December 2001**	**31 December 2000**	**Group interest in capital as at 31 December 2001**	**Group voting rights**	**Principal activity**
Polkomtel S.A.	534*	329	19.61%	19.61%	GSM mobile operator

Telewizja Familijna S.A.	52**	26	11.96%	9.61%	Television operator
LG Petro Bank S.A.	35	35	19.99%	19.99%	Bank
NFI Piast S.A.	9	9	4.88%	4.88%	Investment fund
Deutsche Bank 24 S.A. (former BWR S.A.)	8	8	0.82%	0.82%	Bank
Other	26	30			
	-------	-------			
Total	664	437			
	-------	-------			
Impairment	(80)	(11)			
	-------	-------			
Net value	584	426			
	====	====			

*The amount comprises: registered shares – PLN 436, granted loan – PLN 98

**The amount comprises: registered shares – PLN 26 and bonds – PLN 26

Available for sale investments are carried at cost less impairment charges since they do not have quoted market prices in an active market and their fair value cannot be reliably measured by alternative valuation methods.

Shares of Polkomtel S.A., a Polish GSM mobile operator, are presented at historical cost of PLN 436 (19.61% of interest) as at 31 December 2001. There are three other shareholders in Polkomtel with approximately 19% ownership interest and several other minority shareholders.

On 18 June 2001 the Extraordinary Shareholders Meeting of Polkomtel S.A. agreed to grant the company a PLN 500 loan by its shareholders. The Shareholders of Polkomtel (including PKN ORLEN) will participate in granting the loan according to their proportionate interest. Proceeds from the loan will be used to cover the UMTS development. The loan agreement was signed on 1 October 2001 between Polkomtel S.A. and its shareholders. PKN ORLEN granted a loan amounting to PLN 98 in accordance with their proportionate interest.

On 29 December 2000 PKN ORLEN exercised the subscription right and applied for 1,078,550 registered shares of "J" series issued by Polkomtel S.A. as a result of the planned development of UMTS telecommunication services, which is proportional to PKN ORLEN's 19.61% stake in this company. In the year 2001 PKN ORLEN paid the amount of PLN 107 for the acquired shares, which were registered on 24 September 2001. After the issuance of shares of "J" series the PKN ORLEN's stake in Polkomtel S.A remained the same.

As at 31 December 2001 PKN ORLEN owned 220,000 shares of Telewizja Familijna S.A. which represents 11.96% of share capital and 9.61% votes on General Meeting of Shareholders. The company's activities include: radio and television activity, activity connected with movie and video industry, reproduction and recording, telecommunication, advertising and agency activity. The value of capital investment of PKN ORLEN in Telewizja Familijna S.A amounts to PLN 26. The Company set up an impairment provision for full value. On 18 July 2001 PKN ORLEN acquired 260 bonds of Telewizja Familijna S.A. amounting to PLN 26. Repurchase of bonds is due to take place on 12 March 2005. The above bonds were fully provided for.

10. Investments accounted for on an equity basis

As at 31 December 2001 and 2000 the Group's investments accounted for on an equity basis were as follows:

	Recorded value on equity basis as at 31 December		Group Interest in Capital as at 31 December 2001	Principal activity
	2001	2000		
Anwil Group*	-	216	-	Manufacturing of chemicals
Niezalezny Operator Miedzystrefowy Sp. z o.o.	82	48	35%	Telecommunication services
Naftoport Sp. z o.o.	51	44	49**%	Construction, operation and maintenance of loading station for liquid fuel
Other	53	55		
	-------	-------		
Total	186	363		
	====	====		

*Anwil S.A. Group is fully consolidated since 2Q 2001, as a result of acquisition of the majority stake; share as at 31 December 2001 amounted to 75%.

**share as at 31 December 2000 accounted for 44%

11. Inventories

	31 December	31 December
	2001	2000
Finished goods	958	1,138
Work in progress (semi-products)	234	253
Goods for resale	81	47
Materials and production supplies	926	1,267
	---------	---------
Net inventories	2,199	2,705

	=====	=====

The inventory write-offs to net realisable value amounted to PLN 7 and PLN 21 respectively, for the year 2001 and 2000.

As at 31 December 2001 and 2000 the carrying amounts of inventories valued at net realisable value were PLN 82 and PLN 851, respectively.

As at 31 December 2001 and 2000 the carrying amounts of inventories pledged as security for liabilities were PLN 26 and PLN 36, respectively.

Pursuant to the Act on State Reserves and Mandatory Fuel Reserves dated 30 May 1996 with further amendments, the Company and certain of its subsidiaries are obliged to maintain level of liquid fuel inventories, which in 1998 equalled 2% of total production and imports of these fuels in the previous year. This level is subject to annual increase by additional 2% of production and imports until the level denoted in the above mentioned act, equal to 90 days of total production and/or imports of these liquid fuels, is reached.

12. Trade and other receivables

	31 December	31 December
	2001	2000
Trade receivables	1,580	1,466
Value added and other taxes recoverable	463	522
Prepayments	23	12
Other receivables	111	120
	---------	---------
Gross receivables	2,177	2,120
Less allowance for doubtful accounts	(226)	(107)
	---------	---------
Net receivables	1,951	2,013
	=====	=====

Total receivables include PLN 74 and PLN 27 of amounts denominated in foreign currencies as at 31 December 2001 and 2000, respectively. Trade receivables relate primarily to the sales of finished goods and sales of goods bought for resale.

Other receivables as at 31 December 2001 include embedded derivatives (embedded foreign currency forward contracts) of PLN 15. The value of embedded derivatives as at 1 January 2001 was directly credited to equity in the amount of PLN 9, less deferred tax of PLN 2.

Concentrations of credit risk relating to trade receivables are limited due to the large number of customers comprising the Group's customer base and their dispersion across many different industries principally in Poland.

The allowance for doubtful accounts and changes therein for the years ended 31 December 2001 and 2000 were as follows:

	For the year ended	
	31 December 2001	**31 December 2000**
Allowance, beginning of year	107	73
Charged	189	88
Released	(60)	(42)
Written off	(10)	(12)
	-------	-------
Allowance, end of year	226	107
	====	====

13. Short-term investments

Short-term investments as at 31 December 2001 and 2000 included commercial papers which are classified as held for trading.

14. Deferred costs

	31 December	

	2001	2000
Prepayments	29	37
Other	39	17
	-------	-------
	68	54
	====	====

15. Cash and cash equivalents

	31 December	
	2001	2000
Polish Zloty	186	174
Other currencies	17	2
	-------	-------
	203	176
	====	====

Concentrations of credit risk relating to cash and cash equivalents are limited because the Group places its cash with several well-established Polish and international institutions.

16. Minority interests

The minority interests represent the net assets of subsidiaries attributable to interests that are not owned, directly or indirectly through subsidiaries, by the Company.

	31 December	
	2001	2000
Beginning of year	170	147
Change in the composition of shareholders	(2)	(11)
Increase in the companies' equities	15	23
Inclusion of new companies in consolidated financial statements	212	11

	-----	-----
End of year	395	170
	====	====

Minority interests consist of interest of minority shareholders in the following subsidiaries:

	31 December	
	2001	2000
Anwil S.A.*	200	-
Rafineria Trzebinia S.A.	46	45
Rafineria Nafty Jedlicze S.A.	40	37
Inowroclawskie Kopalnie Soli "Solino" S.A.	19	20
Other	90	68
	-------	-------
	395	170
	====	====

*Anwil S.A. Group was accounted for using equity method as at 31 December 2000.

17. Interest bearing borrowings

		31 December	
	Note	2001	2000
Bank loans	(a)	2,276	2,444
Other loans and credits	(b)	132	102
Commercial papers	(c)	355	185
Other		-	1
		----------	----------

Subtotal		2,763	2,732
Less: short-term portion		(1,502)	(1,496)
		----------	----------
Long-term portion		1,261	1,236
		======	======

As at 31 December 2001 principal repayments fall due on:

	31 December 2001
12 months ended 31 December 2002	1,502
1 January 2003 - 31 December 2004	1,080
Thereafter	181

	2,763
	======

The Company's interest bearing borrowings have increased by PLN 31 during the year ended 31 December 2001. Changes were mostly a result of additional issue of commercial papers. On the other hand the Company repaid loans granted by Bank Handlowy S.A. and PeKaO S.A.

a. Bank loans analysed by currency are as follows:

		31 December	
		2001	**2000**
Polish Zloty	(1)	1,352	1,553
Deutsche Mark	(2)	2	21
U.S. Dollar	(3)	797	835
Swiss Franc	(4)	22	35
EURO	(5)	103	-
		--------	--------

		2,276	2,444
		=====	=====

1. as at 31 December 2001 loans in Polish Zloty that bore fixed rates of 10.7%–20% amounted to PLN 4 and loans that bore floating rates of T/N WIBOR - T/N WIBOR+1.1%, 1T WIBOR + 0.5% - 1T WIBOR + 1.1%, 1M WIBOR – 1M WIBOR+ 3%, 3M WIBOR+ 0.25% – 3M WIBOR+ 1.5%, 6M WIBOR+ 0.95%, 1M WIBID+ 0.5%, 0.30-1.30 of the NBP discount rate and 0.65 of the NBP refinance loan amounted to PLN 1,348;

   as at 31 December 2000 loans in Polish Zloty that bore fixed rates of 20%–20.5% (15.6% for preferential loans) amounted to PLN 63 and loans that bore floating rates of T/N WIBOR+0.18% - T/N WIBOR+3%, 1M WIBOR+0.05% – 1M WIBOR+2.5%, 3M WIBOR+0.2% – 3M WIBOR+1.5%, 0.30 – 0.75 of the NBP discount rate amounted to PLN 1,490;

2. as at 31 December 2001 loans in Deutsche Mark that bore floating rates of 3M LIBOR+ 1% amounted to PLN 2;

   as at 31 December 2000 loans in Deutsche Mark that bore floating rates of 1M LIBOR+1% - 1M LIBOR+1.5% and 6M LIBOR+1.5% amounted to PLN 21;

3. as at 31 December 2001 loans in U.S. Dollar that bore floating rates of 3M LIBOR+ 0.35% and 1W LIBOR+ 0.6% amounted to PLN 797;

   as at 31 December 2000 loans in U.S. Dollar that bore floating rates of 3M LIBOR+0.35% and 6M LIBOR+1.5% amounted to PLN 835;

4. as at 31 December 2001 and 2000 loans in Swiss Franc that bore a floating rate of 3M LIBOR+ 1% amounted to PLN 22 and PLN 35, respectively;

5. as at 31 December 2001 loans in EURO that bore floating rates of 3M LIBOR+ 0.35%, 1M LIBOR + 1.7%, 6M EURIBOR + 1.5% - 6M EURIBOR + 0.3% amounted to PLN 103.

The one-month WIBOR rates as at 31 December 2001 and 2000 were 12.08% and 19.54%, respectively. NBP discount rates as at 31 December 2001 and 2000 were 14.00% and 21.50%, respectively.

As of 31 December 2001 and 2000 the Group had loans from related company: LG Petrobank S.A. amounting to PLN 61 and PLN 14.

As of 31 December 2001 and 2000 loans amounting to PLN 783 and PLN 752 respectively, are secured on specific assets of the Group.

(b) Other loans and credits

	31 December	
	2001	**2000**
Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej (Voivodship Fund for Environmental Care)	13	18
Narodowy Fundusz Ochrony Srodowiska (National Fund for Environmental Care)	119	84
	-------	-------
Total	132	102
	====	====

As at 31 December 2001 other loans and credits are subject to floating interest rates at 8.4%-10.9%. which are below market rates.

(c) Commercial papers issued by PKN ORLEN are denominated in Polish Zloty and they are subject to interest rates at 11.05% - 13.83% and are repayable in the first quarter 2002.

The Group uses various methodologies to assess and manage financial risk:

(1) To reduce the interest rate risk of the loan portfolio, the proportion of the fixed and floating rates is determined by management based on historical trends and future predictions. The majority of Polish Zloty loans have floating interest rates.

2. The Group continuously monitors the achievable interest rates and attempts to replace its loans with more favourable ones in response to market conditions.

Based on arrangements made with their banks the Group had unused loan facilities of PLN 696 as at 31 December 2001.

5.

6. **Provisions for liabilities and charges**

	31 December	
	2001	**2000**
Environmental provisions	412	543
Jubilee awards and retirement bonuses	135	102
Penalties and compensation	20	51
Other provisions	34	18
	-------	-------
	601	714
	====	====

The Group companies have a legal or constructive obligation to restore a significant number of contaminated retail and wholesale sites. An evaluation of the sites and an estimation of remediation costs were performed by independent professional consultants in 2000 - 2002. The amount of environmental provision was determined by the Management on the basis of independent professional consultants' reports and represents Management's best estimate of future costs assuming average level of parameters influencing estimated costs.

The movements in each year were as follows:

	Environmental provision	**Jubilee awards and retirement *bonuses***	**Penalties and compensations***	**Other provisions**	**Total**

1 January 2000	574	110	9	22	715
Charge	-	9	42	7	58
Use of provision	(31)	(17)	-	(11)	(59)
Reversal	-	-	-	-	-
	----------	----------	----------	----------	----------
31 December 2000	543	102	51	18	714
Charge	9	55	16	16	96
Use of provision	(33)	(22)	-	-	(55)
Reversal	(107)**	-	(47)*	-	(154)
	----------	----------	----------	----------	----------
31 December 2001	**412**	**135**	**20**	**34**	**601**
	======	======	======	======	======

* In 2000, the Company set up a provision in amount of PLN 40 for liability concerning the penalty imposed by the Office for Protection of Competition and Consumer with regard to "Petrygo" and monoethylene glycols. As a result of positive outcome of the dispute for the Company, the provision was released in the year ended 31 December 2001.

** PLN 57 million represents change of estimate of future environmental costs, PLN 50 represents provision related to sites, which were disposed in 2001 with transfer of potential future liabilities to the acquirer. The total effect of PLN 107 is included in other operating income in profit and loss statement.

7. Trade, other payables and accrued expenses

Trade and other payables and accrued expenses consist of the following:

	31 December	
	2001	**2000**
Trade payables	1,271	1,603
Taxes and social security	835	849
Social funds	51	56
Holiday pay accrual	19	15
Wages and salaries	35	25
Accrued expenses and other payables	80	42
	---------	---------
	2.291	2.590
	=====	=====

The social fund, classified as a short-term employee benefit, is an employer's obligation based on the government mandated calculation based on the number of employees and the monthly minimum wage in Poland. The amounts calculated under this formula must be used for the benefits of the employees.

Trade and other payables and accrued expenses include PLN 706 and PLN 1,078, respectively, of amounts denominated in foreign currencies as at 31 December 2001 and 2000.

19. Deferred income

	31 December	
	2001	2000
Grants	9	2
Other	1	1
	-------	-------
	10	3
	====	====

20. Shareholders' equity

The share capital as at 31 December 2001 represented by the parent company's share capital was PLN 525, divided into 420,177,137 shares with nominal value of 1.25 Polish Zloty each.

The share capital consist of the following share series for 2000 and 2001:

Share series	Number of shares issued at 31 December 2001	Number of shares issued at 31 December 2000	Number of shares authorised at 31 December 2001	Number of shares authorised at 31 December 2000
A series	336,000,000	336,000,000	336,000,000	336,000,000
B series	6,971,496	6,971,496	6,971,496	6,971,496
C series	77,205,641	77,205,641	77,205,641	77,205,641
D series	-	-	11,344,784	11,344,784
	----------------	----------------	----------------	----------------

	420,177,137	420,177,137	431,521,921	431,521,921
	==========	==========	==========	==========

In Poland, each new issuance of capital is labelled as a new series of shares. All of the above series have the exact same rights.

In order to implement a motivation program for the top and medium level management on 15 May 2000 General Meeting of Shareholders authorised issuance of Series D shares and Series A convertible bonds. Due to the limitations of Polish Commercial Code, Series A bonds convertible to Series D shares are to be offered instead of options to purchase shares. The exercise price of 1 bond is PLN 20.30 and each bond is convertible to one Series D share with nominal value of 1.25 PLN each. Series D shares are to be issued in years 2001-2003. In June 2001 the Supervisory Board of PKN ORLEN approved the list of employees authorized to purchase Series A bonds convertible to Series D shares. Members of the Management Board of PKN ORLEN were awarded with the rights to purchase 2,200,000 convertible bonds while members of the middle management of PKN ORLEN were awarded with the rights to purchase 2,337,914 convertible bonds. Until the date of preparation of these consolidated financial statements the awarded bonds were not acquired.

As of 31 December 2001, the fair value of the convertible bonds approved by the Supervisory Board amounted to PLN 19 and was recognised as salary expense and liability.

Revaluation reserves result from obligatory revaluation of fixed assets performed as of 1 January 1995. Revaluations of property, plant and equipment were performed in Poland as mandated by the Central Statistics Office ("GUS") and were designed to reflect the level of inflation. These amounts are not distributable.

Reserves available for distribution, according to Polish law as at 31 December 2001 and 31 December 2000 amounted to: PLN 2,062 and 2,280 respectively. PKN ORLEN is authorized to pay the dividends to the extent of distributable reserves available under Polish Accounting Standards for the Company on a stand-alone reported basis.

During the years ended on 31 December 2001 and 2000 the Company has paid dividends in the amount of PLN 21 in each year, respectively.

Both the Company and its subsidiaries and associates do not possess shares of PKN ORLEN as at the balance sheet date.

Earnings per share calculation and diluted earnings per share calculation are presented below.

	For the year ended 31 December 2001	**For the year ended 31 December 2001**
Basic and diluted earnings per share (PLN)		
Weighted average common stock outstanding	420,177,137	420,177,137
For the year per share (in zloty per share)	0.89	2.15

There is no difference between the basic and diluted earnings per share

21. Segment reporting

Business segments

The Company's activities are conducted through two major operating divisions: Refining and Marketing (R&M) and Chemicals (C).

- The Refining and Marketing (R&M) includes crude oil refining and wholesale and retail trading of refinery products.

- The Chemicals (C) includes mainly production and trading of petrochemical products by PKN ORLEN and fertilizers and PVC by Anwil.

Other operations include mainly support activities in PKN ORLEN, transport activities and repair and construction activities performed by the Group's subsidiaries.

Segment profit and segment assets have been determined before making intersegment adjustments as appropriate. Sales prices between business segments approximate market prices.

Segment reporting for the year ended 31 December 2001:

	Refining and Marketing	Chemicals	Other Operations	Eliminations	Consoli
Revenue					
External sales	14,359	2,317	362	-	1
Inter-segment sales	3,764	1,111	1,271	(6,146)	
Total revenue	**18,123**	**3,428**	**1,633**	**(6,146)**	**1**
Result					
Segment result	680	188	36	-	
Unallocated corporate expenses					
Profit from operations					
Financial income					
Financial costs					
Share of net profits of associates	-	12	13	-	
Profit before income tax					

Income taxes					
Minority interests					
Net profit					

	Refining and Marketing	Chemicals	Other Operations	Eliminations	Consoli
Other Information					
Segment assets	9,711	1,873	1,677	(104)	
Investments in associates	10	7	169	-	
Unallocated corporate assets					
Total assets					1
Segment liabilities	2,283	221	397	(104)	
Unallocated corporate liabilities					
Total liabilities					
Property, plant, equipment and intangible assets expenditure	955	294	115	-	
Property, plant, equipment and intangible assets expenditure unallocated to segments					
Total property, plant, equipment and intangible assets expenditure					
Segment depreciation	757	145	158	-	
Unallocated assets depreciation					
Total depreciation					

Non-cash expenses other than depreciation	**107**	**44**	**17**	**-**

Geographical segments

The Group operates mainly in Poland. The following table shows the distribution of the Company's consolidated sales by geographical market.

Segmental reporting for twelve month period ended 31 December 2001:

	Refining and Marketing	**Chemicals**	**Other Operations**	**Consolidated**
Export sales	627	537	8	1,172
Domestic sales	13,732	1,780	354	15,866
Total external revenue	**14,359**	**2,317**	**362**	**17,038**

All Group's assets as at 31 December 2001 were located in Poland, where also the capital expenditures were incurred during the twelve months period ended 31 December 2001.

The segment data presented above has been prepared in accordance with International Accounting Standard No. 14 "Segment Reporting", except for not presenting comparable data for the year ended 31 December 2000. The Company was not obliged to prepare and did not prepare segment data for the year ended 31 December 2000 in the past. In the Management Board's view, preparation of such data as required by IFRS is not practical and the cost of preparation would exceed benefits derived from preparation of such data.

22. Operating costs

	For the year ended	
	31 December 2001	**31 December 2000**
Raw materials and energy	10,549	12,722
Cost of goods bought for resale	1,754	1,746
External services	1,405	1,365
Payroll and benefits (staff costs)	1,011	788
Depreciation and amortization	1,086	867
Taxes and charges	252	185
Other	120	205

	---------	-------
	16,177	17,878
Adjusted by:		
Change in inventories, deferred and accrued costs	294	(615)
Internal costs capitalized	(50)	(86)
	---------	-------
Operating costs	16,421	17,177
	======	======

23. Net interest and other financial income and expenses

	For the year ended	
	31 December 2001	31 December 2000
Interest expense	(227)	(210)
Foreign exchange losses	(71)	(164)
Interest income	94	54
Foreign exchange gains	112	166
Profit from sale of shares, securities	47	-
Other	(53)	(32)
	-----	------
	(98)	(186)
	=====	=====

24. Income tax

	For the year ended	
	31 December	31 December

	2001	2000
Current income tax charge	113	284
Deferred tax charge (benefit)	40	78
	----	----
	153	362
	====	====

The Group does not constitute a tax group under Polish legislation. Therefore, every company in the Group is a separate taxpayer.

According to the Polish tax regulations, the tax rates in effect in 2001 and 2000 were 28% and 30%, respectively. The tax rate is regulated to be 28%, 24%, 22% in 2002, 2003, 2004 and thereafter, respectively.

The reconciliation between the reported income tax expense and the theoretical amount arising by applying the statutory income tax rates is as follows:

	For the year ended	
	31 December 2001	31 December 2000
Profit before income tax	544	1,287
	----	----
Income tax calculated at statutory rate	152	386
Effect of investment tax allowance bonus	(14)	(23)
Non tax deductible costs/income not subject to income tax	(2)	6
IFRS adjustments	7	(6)
Other (including effect of tax rate changes)	10	(1)
	----	----
Income tax expense for the year	153	362

	====	====

The net deferred tax liability as at 31 December 2001 and 2000 consists of the following:

	31 December	
	2001	**2000**
Deferred tax assets:		
Deferred tax on environmental charges	96	121
Investment tax allowance bonus	14	23
Difference between tax and accounting amortisation and depreciation	-	19
Jubilee and retirement costs provisions	27	24
Other	65	24
	-------	-------
	202	211
	-------	-------
Deferred tax liabilities:		
Investment tax allowance	(348)	(343)
Capitalisation of borrowing costs	(124)	(113)
Unrealised foreign exchange profits	(26)	(19)
Difference between tax and accounting amortisation and depreciation	(14)	-
Revaluation of assets to fair value relating to acquisition of majority stake of Anwil S.A	(32)	-
Valuation of financial instruments	(8)	-
	-------	-------
	(552)	(475)

	-------	-------
Net deferred tax liabilities	(350)	(264)
	====	====

As the companies in the Group are not subject to group taxation and relief, the deferred tax assets and liabilities in the individual companies must be evaluated on a standalone basis. As a result, the consolidated balance sheets reflect deferred tax assets of PLN 15 and PLN 18 and deferred tax liabilities of PLN 365 and PLN 282 as of 31 December 2001 and 2000, respectively.

Under Polish tax regulations, taxpayers may reduce the taxable income by the costs of purchasing qualifying fixed assets acquired in a given tax year (investment tax allowance deduction). In addition, the taxable income may be further reduced in the following year by 50% of the previous year deduction (investment tax allowance bonus).

Both the initial deduction and the additional deduction are subject to limits prescribed in the Corporate Income Tax Act dated 15 February 1992. The opportunity to claim a deduction that is not used in a given year due to lower pre-tax profit is forfeited and cannot be carried over into the next year.

Following to recent changes in income tax law, the above described tax incentives have been only available in year 2001 in relation to the continued investment projects from previous periods. In all other cases, the investment incentives are no longer available.

25. Operating leases

Operating lease agreements are mainly in respect of the lease of buildings, computer equipment and vehicles. The lease expenses for the years ended 31 December 2001 and 2000 were PLN 15 and PLN 13, respectively.

Future minimum lease payments under non-cancellable operating leases as at 31 December 2001 were as follows:

	31 December 2001
2002	12
2003	11
2004	7
2005 and thereafter	7

Total minimum lease payments	37
	====

26. Supplementary cash flow information

Purchase of a subsidiary

In March 2001 PKN ORLEN purchased 37% of Anwil S.A. As a result of this transaction the Group acquired a majority stake in Anwil S.A.

Fair value of assets and liabilities as at the date of take-over of the control was as follows:

Cash and cash equivalents	43
Inventories	114
Trade and other receivables	128
Property, plant and equipment	1.239
Other assets	86
Liabilities	(467)
	====
Fair value of net assets of Anwil S.A.	1.143
Share in equity of Anwil S.A., not purchased in this transaction	(723)
	====
Share in equity of Anwil S.A., purchased in the transaction from March 2001	420
Negative goodwill resulting from this transaction	(305)
	====
Purchase price	115
Acquired cash and cash equivalents	(43)
	====
Acquisition of Anwil S.A. presented in cash flow statement	72

27. Commitments resulting from capital expenditures

As of 31 December 2001, capital and other expenditures amounting to PLN 740 had been committed and authorised under contractual arrangements and PLN 6,909 had been authorised by Management Board and not contracted yet.

28. Related party transactions

a. Transactions with members of the Management Board, Supervisory Board, their spouses, siblings, descendants and their other relatives

Transactions with members of the Management Board and Supervisory Board are described in Note 30.

As at 31 December 2001 there were no borrowings granted by the Company to managing and supervising persons and their relatives.

In the year 2001 members of Management Board, Supervisory Board, their spouses, siblings, descendants and their other relatives have not entered any significant transactions with the Company.

b. Transactions with major shareholders

Third stage of privatisation of Polski Koncern Naftowy ORLEN S.A

On 1 August 2001 financial advisor of the Company's shareholder Nafta Polska S.A. - BNP Paribas and financial advisors of the Company - CAIB Investment Bank and Lehman Brothers sent invitation to selected enterprises operating in crude oil sector to offer submission. With reference to the invitation, offers should among others concern purchase of 17.58% of the Company's shares by these enterprises being a property of Nafta Polska S.A., purchase of significant package of shares by the Company in share capital of these enterprises and proposed structure of integration with the Company. On 14 August 2001 the Company received copies of offers forwarded in response to the aforementioned invitation.

On 13 August 2001 PKN ORLEN made an agreement with Nafta Polska S.A. regarding co-operation in realisation of the third stage of the privatisation of the Company and in a process of integration with a selected entity operating in the region in the crude oil industry, which is considered by the Company.

a. Transactions between the Company and its related parties were conducted on normal commercial terms and were as follows:

	Entities accounted for using equity method
Sales	
2000	526
2001	122
Purchases	
2000	228
2001	161
Trade debtors	
31 December 2000	59
31 December 2001	18
Trade creditors	

31 December 2000	26
31 December 2001	20

The above transactions included primarily sales and purchases of petroleum products as well as purchases of maintenance, transportation and other services.

29. Contingencies and risks

a. Guarantees and other contingent liabilities

The Group granted guarantees and sureties to other entities. The amounts of such guarantees and other contingent liabilities were PLN 100 and PLN 56 as at 31 December 2001 and 2000, respectively.

b. Litigation

The following claims or lawsuits may materially affect the Group:

i. The claim of Enerco- Industrie amounting to PLN 23, which includes the amount of Enerco's share capital called but not paid in (PLN 5) plus interest due (PLN 18)

(ii) The claims of individuals amounting to PLN 23, which includes the amount of fee for an inventive project (PLN 22) and the family member's accident compensation (PLN 1).

a. Tax regulations in Poland

Poland currently has a number of laws related to excise tax, value-added tax, corporate income tax and payroll (social) taxes, together with others, which have been implemented not long ago. Implemented regulations are often unclear or inconsistent. Often, differing opinions regarding legal interpretations exist both among and within government ministers and organisations, creating uncertainties and areas of conflict. Tax settlements, together with other legal compliance areas (for example: customs and currency control matters) are subject to review and investigation by a number of authorities, who are enabled by law to impose severe fines, penalties and interest charges. These facts create tax risks in Poland that are substantially higher than those typically found in countries with more developed systems.

There are no formal procedures in Poland to agree the final level of tax charge for a period. Tax settlements may be a subject of review during the subsequent 5 years. There is a risk that the authorities may have a different opinion from that presented by the entities constituting the Group as to the interpretation of the law which could have significant effect on Group's stated tax liabilities.

b. **Excise tax – contingent liability of Rafineria Trzebinia S.A.**On 9 January 2002 after a tax audit in Rafineria Trzebinia S.A.(the Company's consolidated subsidiary), the Fiscal Control Inspector issued a decision denoting the amount of liabilities concerning excise and VAT for the period from June to December 1998, of total value of PLN 55 and liabilities resulting from interest charge of total value PLN 58. The decision was subject to an appeal to Fiscal Chamber and a request to suspend the execution of the decision.On 7 February 2002 Fiscal Office in Chrzanow suspended execution of the above decision. At the same time the Fiscal Office set pledge on shares constituting financial fixed assets of Rafineria Trzebinia S.A. and on plant and equipment owned by Rafineria Trzebinia S.A.of a total value equal to the tax liability. The right annotation was made in Fiscal Pledge Register.On 12 February 2002 Fiscal Office in Chrzanow submitted to Mortgage Department of Regional Court a request for an annotation on enforced mortgage on real estates owned by Rafineria Trzebinia S.A.In case the qualifications are sustained, and further proceedings are continued there is a risk of increase in the above value of liabilities by amounts referring to other periods than this already audited.As of the date of preparation of these consolidated financial statements the result of the appeal proceedings in this case is not known. Management of the Company believes that taking into consideration the merits of the appeal, a negative outcome is possible but not probable.

c. **e. Antimonopoly proceedings**The Company is subject to four anti-trust proceedings.In two proceedings Office for Protection of Competition and Consumer ("OPCC") issued a decision setting cash penalty. These proceedings

concern:1. Prices of fuels – the Company appealed to Anti-Trust Court against the negative decision of OPCC setting a penalty of PLN 5. Anti-Trust Court repealed the decision of OPCC concerning monopolistic practice of PKN ORLEN and therefore the cash penalty was cancelled. The provision of PLN 5, created in year 1999, was released in 2000. On 21 February 2001 OPCC applied to the Supreme Court to annul the positive verdict for the Company. As of the date of preparation of this statement the Supreme Court has not appointed any date for the annulling lawsuit.2. Methods of setting prices for antifreeze liquid to radiators "Petrygo" and prices for monoethylene glycols – the Company appealed to Anti-Trust Court against the negative decision of OPCC setting penalty of PLN 40. On 13 August 2001 the Anti-Trust annulled fully the decision of OPCC, which accused PKN ORLEN of applying monopolistic practice, annulling at the same time the cash penalty. This resulted in the release of the provision in PKN ORLEN in 2001. OPCC applied to the Supreme Court to annul the verdict. As of the date of preparation of this statement the Supreme Court has not appointed any date for the annulling lawsuit.Until the date of preparation of these financial statements two remaining proceedings have still been pending. 3. Refusal of sale fuels to certain group of customers – the Company appealed to the Supreme Court against the negative verdict of the Anti-trust Court, concerning cessation of monopolistic management practice.4. Practices limiting competition – on 10 October 2001 the President of OPCC commenced legal proceedings to command the companies: PKN ORLEN, BP EXPRESS Sp. z o.o., KAPBROL-Bis Sp. z o.o. and Klemens Imiola Firma KI to cease monopolistic practices, limiting competition by concluding agreements concerning prices for fuels on gas stations that belong to these firms in Koszalin.Until the date of preparation of the presented financial statements, the results of the above proceedings were not yet known. These financial statements do not include provisions relating to the above proceedings, as in the view of Management Board of the PKN ORLEN, charging the Company with these penalties is not probable.On 7 February 2002 the Supreme Court issued a verdict (published on 12 February 2002) in which it dismissed the annulling request submitted by OPCC and Polish Chamber of Liquid Fuels ("PCLF") concerning the verdict of Anti-Trust Court from 23 June 1999.In the verdict to which OPCC and PCLF submitted annulling request.,the Anti-Trust Court dismissed the decision of OPCC from 11 December 1998, issued at the request of PCLF ordering PKN ORLEN to cease practice of selling liquid fuels at the same price in Plock and regional trade offices of PKN ORLEN.The Court underlined that although PKN ORLEN dominates on the liquid fuels market and acts on both wholesale and retail market, the way of setting wholesale prices does not interfere with the anti-trust act.

d. **f. Litigation relating to CPN and the merger with CPN**The Company is subject to three court proceedings pursuant to which the claimants are seeking to have declared as invalid the resolutions of the general meeting of shareholders of CPN.One of them concerns the resolution taken on 29 October 1998 and relates to decrease of CPN's share capital and transfer of shares in Naftobazy S.A. to Nafta Polska S.A. The Court did not set a date for the trial.Two proceedings concern declaring as invalid the resolution of 19 May 1999 relating to the merger of CPN with the Company. In both cases the claimants withdrew their claims. It is believed that lawsuits will be discontinued in the near futureg. **Employees compensation plans**On 19 August 1999 an agreement between the Company and a trade union "Solidarnosc" operating in former CPN was signed. The goal of this agreement was regulating legal status of former CPN employees in the Company structure after the merger. The agreement was accepted by the other trade unions operating within the Company and expanded to the remaining employees of the Company. The Company guaranted all the employees not to be made redundant within 24 months from 1 January 1999. The above agreement expired on 30 November 2001.The Company is negotiating new agreement concerning regulation of employee situation in case of introducing restructuring actions.**h. Power transfer fee - ZEP S.A.**Under the Decree of Ministry of Economy dated December 14, 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Journal of Law No. 1 dated January 15, 2001), the power transfer fee calculation method has changed. PKN ORLEN is in the process of negotiating new power transfer fee with Zaklad Energetyczny Plock S.A. The disputed amount was provided for based on best possible estimate made by PKN ORLEN Management.**i. Tax allowances – investment incentives**During the period 1996 – 2001 the Group companies took advantage of the investment tax allowances described earlier in Note 24. Under the terms of this scheme, the Group companies have taken current deductions equal to PLN 2,326 in respect of investments in qualifying assets. During the period 1996 – 2001 the Group companies have also utilised additional investment tax bonuses relating to these capital investments. These deductions and bonuses have reduced the tax charges of the Group by PLN 565 and PLN 259, respectively, during the period 1996 – 2001 as follows.

Financial Year	Tax allowance	Tax bonus
1996	101	52
1997	168	48
1998	111	63
1999	95	46

2000	62	38
2001	28	12
	---------	---------
Total	565	259
	=====	=====

The above described allowances are conditional. The law provides for the loss and reversal of entitlement for all investment allowances if within 3 years, any of the following circumstances arise:(i) the taxpayer has outstanding tax liabilities exceeding 3% of particular taxes due for specific tax years, in relation to taxes constituting the state budget's income and insurance pension premiums; in the case of VAT, any outstanding payments may not exceed 3% of output VAT,(ii) the taxpayer transfers, in any form, the ownership of items that were subject to investment deductions; this does not concern the transfer of ownership resulting from the change of an entity's legal form or the merger or diversion of companies, performed on the basis of regulations regarding state-owned companies, the commercialisation and privatisation of state-owned companies, the Commercial Code and Cooperative Law,(iii) the legal basis for the treatment of leased fixed assets as a component of the lessee's property ceases to exist,(iv) the taxpayer is put into liquidation or is declared bankrupt,(v) the taxpayer is reimbursed for investment expenses in any form,Tax authorities may also deny a claim to tax allowances if the taxpayer had been charged with outstanding tax liabilities at the moment in which the tax incentives deductions were recognised.The Act for the amendment of the Corporate Income Tax Act of 20 November 1998 (Journal of Law dated 27 November 1998 with further amendments), stipulates that taxpayers do not lose such a right if they correct their tax returns and settle the outstanding payments with penalty interest due, within the period prescribed by regulations. In this case, the above implications described in point (i) are not applicable.**j. Fixed assets located on the land with unsettled ownership issues**The Group owns several fuel stations and other properties on which the ownership of the underlying land is unclear. The book value of the fixed assets located on plots of land with unsettled ownership issues were PLN 24 and PLN 30 as of 31 December 2001 and 2000, respectively.**k. Termination benefits for key Management personnel**PKN ORLEN Management Board members, based on their individual employment contracts, are entitled to receive 6 to 12 months salaries after the termination of employment.

30. Short-term employee benefits paid to Management Board and Supervisory Board Short-term employee benefits include salaries, annual bonuses and cash equivalent for unutilised holiday.

Short-term employee benefits for the year ended 31 December 2001 (in thousand PLN):

Management Board	6,359
Supervisory Board	755

Additionally, as at 31 December 2001 the fair value of the rights granted to the Management Board to purchase Series A convertible bonds was estimated at PLN 9.

31. Employment structure

Average employment by category during the year ended on 31 December 2001 was as follows:

Blue collar workers	10,253
White collar workers	7,575

	17,828

======

Employment level as of 31 December 2001 totalled 17,582 persons.

32. Post balance sheet eventsa) Changes in shareholders' structure

PKN ORLEN was informed that as of 26 February 2002 The Bank of New York possessed 97,077,976 shares of the Company, which gives right to 97,077,976 votes on the General Meeting of Shareholders, that represents 23.10% of share capital and the same share in votes at the General Meeting of Shareholders.

b. Changes in the Management Board

The Supervisory Board of PKN ORLEN on the meetings held on 8 February 2002 and 7 March 2002 changed the composition of the Management Board of the Company.

The Management Board consists presently of 5 persons:

- Zbigniew Wrobel - President and CEO
- Krzysztof Cetnar - Vice-President and CFO
- Slawomir Golonka- Vice-President Sales
- Andrzej Macenowicz - Vice-President Human Resources and Management Systems
- Janusz Wisniewski - Vice-President Development and Production

b. Changes in the Supervisory Board

On 21 February 2002 the Extraordinary General Meeting of Shareholders of PKN ORLEN changed the composition of the Supervisory Board of the Company.

The Supervisory Board consists presently of:

- Andrzej Herman – President
- Jan Waga – Vice-President
- Grzegorz Mroczkowski – Secretary
- Maciej Gierej – Member
- Edward Grzywa – Member
- Andrzej Kratiuk – Member
- Krzysztof Kluzek – Member
- Ryszard Lawniczak – Member
- Krzysztof Szlubowski – Member

b. Planned constitution of joint venture with Basell Europe Holdings B.V.

On 13 February 2002 the Supervisory Board of PKN ORLEN agreed on planned constitution of joint venture company with Basell Europe Holdings B.V. in the form of commercial law company and through contribution in-kind to acquire a stake referring to PKN ORLEN in the JV. On 21 February 2002 the Extrordinary Meeting of Shareholders of PKN ORLEN accepted a resolution concerning an agreement stemming from law regulations and the Company's Statute for constituting a joint venture with Basell Europe Holdings BV and introducing to this JV contribution in kind (including real estates) of PKN ORLEN in form of Polymers Block. The Extraordinary

Meeting of Shareholders agreed also for disposal of these real estates (i.e. ownership or perpetual leasehold of the above mentioned sites of land and ownership of real estates located on them) as the contribution in kind to the JV. Unless until 30 June 2002 the Company signs the agreement for constitution of the JV under conditions accepted by the Management Board the above agreements become ineffective. The above mentioned permissions were given under the condition that the contents of the negotiated agreements are approved by the Supervisory Board.

c. Dismissal of the verdict annulling request submitted by the Office for Protection of

Competition and Consumer and Polish Chamber of Liquid Fuels

For information on Dismissal of the verdict annulling request submitted by the Office for Protection of Competition and Consumer and Polish Chamber of Liquid Fuels see Note 29 (e).

d. Increase in share capital in Petro-Oil Sp. z o. o.

On 25 March 2002 the Regional Court for Krakow - Srodmiescie in Krakow, XI Economic Department of Domestic Court Register, registered increase in share capital of Petro-Oil Sp. z o. o.

Before capital injection the share capital of Petro-Oil Sp. z o. o. amounted to PLN 14 and was increased by 29,558 stakes of PLN 1,000 each, to the value of PLN 44. The share in the increased capital was fully covered by Rafineria Trzebinia S.A. in form of contribution in kind worth PLN 24 and PLN 6 in cash, After the increase in share capital of Petro-Oil Sp. z o. o. the shareholders' structure is following:

- Rafineria Trzebinia S.A. – 75.58%
- Rafineria Nafty Jedlicze S.A. – 7.71%
- Rafineria Czechowice S.A. – 7.71%
- PKN ORLEN – 9.00%

Each stake gives right to one vote on the Shareholders' Meeting.

Before the increase in share capital PKN ORLEN owned directly 28% and indirectly through its subsidiaries (Rafineria Nafty Jedlicze S.A., Rafineria Trzebinia S.A.) total 76% stakes in Petro-Oil.

b. Extraordinary event in Rafineria Trzebinia S.A.

On 5 May 2002 ignition of crude oil in storage container occurred in Rafineria Trzebinia S.A. Despite of fire of one of the fuel storage tanks, the refinery operates without any interruption. Situation there is under control of specialists and no danger exists since the fire has been extinguished. No environmental pollution has been detected at the adjacent area. Special inspection searches the cause of the fire, which caused damage initially assessed at PLN 8.

Same as for other similar facilities of the Group, the storage tank at Rafineria Trzebinia was fully insured. The damage shall be covered by the insurance policy and shall not affect PKN ORLEN's financial position. The fire did not impact production and commercial operations of Rafineria Trzebinia S.A..

33. Transformation for IFRS purposes

The Group companies maintain their accounts in accordance with the accounting principles and practices employed by enterprises in Poland as is required by the Accounting Act dated 29 September 1994. The financial statements set out above reflect certain adjustments not reflected in the companies statutory books to present these financial statements in accordance with IFRS, except for non-compliance with IAS 29 "Financial Reporting in Hyperinflationary Economies" as specified in Note 3.

The adjustments to the consolidated financial statements prepared under Polish Accounting Standards ("PAS") are set out below:

	Net profit for the year	
	2001	2000
PAS basis consolidated	343	805
Distributions from profit	(3)	(3)
Foreign exchange gains, net	28	79
Borrowing costs capitalisation, net	62	44
IFRS consolidation of additional entities	1	6
Amortization of CPN goodwill	(11)	(11)
IFRS treatment of negative goodwill	(17)	12
Fair value of shares convertible bonds	(19)	-
Valuation of embedded financial instruments	18	-
Deferred tax on the above	(18)	(27)
Other	(8)	(3)
	----	-----
IFRS Consolidated	376	902
	=====	=====

	Net assets as of 31 December	
	2001	2000
PAS basis consolidated	7,419	7,086
Distributions from profit	-	-
Foreign exchange gains, net	116	81
Borrowing costs capitalisation	551	489

IFRS consolidation of additional entities	3	16
Goodwill on CPN employee shares acquisition, net	83	94
IFRS treatment of negative goodwill	(79)	(62)
Fair value of shares convertible bonds- fair value adjustment	(19)	-
Valuation of embedded financial instruments	27	-
Deferred tax on the above	(153)	(133)
Other	10	25
	--------	--------
IFRS Consolidated	7,958	7,596
	======	======

(a) Distribution from profit

According to Polish business practice shareholders of the Company have the right to distribute the profit for the employees benefits, i.e. for bonus payment or for the Company's social fund. Such distributions are presented in statutory financial statements, similarly to dividend payments, through the change in capital. In the financial statements prepared in accordance with IFRS such payments are charged to operating costs of the year, that the distribution concerns.

(b) Foreign exchange gains

In accordance with PAS unrealised foreign exchange gains are deferred until realised in the statutory financial statements. In these financial statements these gains are accounted for as income.

(c) Capitalisation of borrowing costs

In accordance with PAS, borrowing costs are written off to the income statement as incurred net of the amount capitalised related to borrowings for specific capital projects. Borrowing costs incurred on general borrowings are always expensed as incurred. Borrowing costs are capitalised as a part of the costs of the relevant fixed assets up to the date of commissioning and written off to the income statement over the period in which the assets is depreciated.

In these financial statements borrowing costs are subject to capitalisation in accordance with allowed alternative treatment of IAS 23 "Borrowing costs" presented in Note 4(j).

(d) Consolidation of additional entities

According to PAS associates and subsidiaries may be excluded from consolidation, if their total assets and total revenues do not exceed 10% of assets and revenues of parent company and total assets and revenues of entities excluded from consolidation do not exceed 20% of total assets and revenues of consolidated financial statements. For the purpose of IFRS financial statements, entities excluded from consolidation under PAS, were consolidated.

(e) Goodwill on shares purchased former CPN employees

As discussed in Note 2b, the acquisition of CPN's employee shares was recorded for IFRS purposes under the acquisition method of accounting. As a result the Company recognised goodwill of PLN 107 on the acquisition of the

19.43% CPN shares held by the employees.

For PAS, the acquisition of CPN, including the acquisition of the minority shares, was pushed back to the earliest financial statements presented under pooling of interests' method.

(f) IFRS treatment of negative goodwill

According to PAS the Company releases negative goodwill to income during two to five years period subsequent to acquisition. In the IFRS financial statements negative goodwill is recognised in a manner presented in Note 4(c)

(g) Fair value of options for convertible bonds

In financial statements prepared in accordance with IFRS the right to acquire convertible bonds was recognized at fair value as salary expense in 2001 and as liability as at 31 December 2001 in manner presented in Note 4(q). In financial statements prepared in accordance with PAS the fair values are not recorded.

(h) Embedded derivatives

As the result of adoption of IAS 39 "Financial Instruments: Recognition and Measurement" in financial statements prepared in accordance with IFRS the embedded derivatives were introduced in manner described in Note 11. For PAS purposes embedded derivatives are not recognised.

(i) Deferred tax effects

As a consequence of adjusting the financial statements prepared in accordance with PAS, the deferred tax position has accordingly been changed.

(j) IFRS treatment of Revenues

In accordance with PAS, the Company and certain of its subsidiaries included excise tax charged on the oil product manufactured in their revenues and selling expenses.

For the purpose of these consolidated financial statements prepared under IFRS revenues and selling expenses had been presented net of excise tax of 8,841 and 8,258 for the years ended 31 December 2001 and 2000, respectively.

Signatures of the Members of the Management Board

……………………………………………………………

President - Zbigniew Wróbel

…………………………………………………………… ……………………………………………………………

Vice President – Krzysztof Cetnar

Vice President – S³awomir Golonka

…………………………………………………………… ……………………………………………………………

Vice President – Janusz Wiœniewski

Vice President – Andrzej Macenowicz

Plock, May 6, 2002

END

Close

‹ Back / Next ›

KOMISJA PAPIEROW WARTOSCIOWYCH I GIELD
(SECURITIES EXCHANGE COMMISSION)

00- 950 WARSZAWA PLAC POWSTANCOW WARSZAWY 1

Consolidated annual report SA-RS 2001

(according to § 1.2 and § 57.1.3 Council of Ministers Decree dated 16 October 2001 – Journal of Law no 139, item 1569)

(manufacturing, contracting, trading and service industry issuers)

For the period from 1 January 2001 to 31 December 2001 submitted on 10 May 2002
(date of submission)

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA
(issuer full legal name)

PKN ORLEN S.A. (abbreviated legal name)	**CHEMICAL INDUSTRY** (industry classification according to Securities Exchange)
09-411 (postal code)	**PLOCK** (location)
CHEMIKOW (street)	**7** (number)

(0-48) 24 365 28 95 (phone)	**(0-48) 24 365 40 40** (fax)	**media@orlen.pl** (e-mail)
774-00-01-454 (NIP)	**610188201** (REGON)	**www.orlen.pl** (www)

ARTHUR ANDERSEN SP. Z O.O. (Auditor) — 6 May 2002 (Date of issuance of opinion))

Annual report contains:

☒ Letter of the President of the Management Board
☒ Auditor's report on the consolidated financial statements
☒ Consolidated Financial Statements
- ☒ Introductory notes
- ☒ Consolidated balance sheet
- ☒ Consolidated profit and loss account
- ☒ Consolidated movements in shareholders equity
- ☒ Consolidated cash flow statement
- ☒ Explanatory notes

☒ Management's commentary (report on activities)
☒ Auditor's long form report

SELECTED FINANCIAL INFORMATION (current year)	Zl [000's]	EURO [000's]
I. Net sales	25,878,495	7,088,251
II. Operating profit	660,520	180,920
III. Gross profit	460,636	126,171
IV. Net profit	343,053	93,964
V. Total assets (as of 31 December 2001)	14,086,048	3,999,559
VI. Total creditors (as of 31 December 2001)	4,986,183	1,415,765
VII. Long term creditors (as of 31 December 2001)	1,274,551	361,893
VIII. Short term creditors (as of 31 December 2001)	3,711,632	1,053,872
IX. Net assets (as of 31 December 2001)	7,419,130	2,032,137
X. Share capital (as of 31 December 2001)	525,221	149,130
XI. Number of shares (as of 31 December 2001)	420,177,137	420,177,137
XII. Earnings per ordinary share (zl/EURO)	0.82	0.22
XIII. Diluted earnings per ordinary share (zl/EURO)	0.82	0.22
XIV. Net book value per share (zl/EURO) (as of 31 December 2001)	17.66	5.01
XV. Diluted net book value per share (zl/EURO) (as of 31 December 2001)	17.66	5.01
XVI. Dividend declared per ordinary share (zl/EURO)		

Financial data presented above is recalculated into EURO according to the following rules:
- assets and liabilities items on the basis of average exchange rate published as at 31 December 2001 i.e. 3.5219 zloty/EURO;
- profit and loss account items and cash flow statement items on the basis of exchange rate calculated as arithmetic mean of average exchange rates determined by NBP as at the last day of each month of the six months period (1 January 2001 – 31 December 2001) i.e. 3.6509 zloty/EURO.

THE CAPITAL GROUP OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

CONSOLIDATED ANNUAL REPORT
FOR THE YEAR 2001

PLOCK, MAY 2002

(in thousands PLN)

INTRODUCTORY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A. Name, address, main operating segments of the Parent Company of the Capital Group, main operating segments of the Capital Group, the role of the Parent Company in the Group and periods for which the consolidated financial statements are presented

The parent company of the capital group of Polski Koncern Naftowy ORLEN S.A. (further referred to as "PKN ORLEN Group") is Polski Koncern Naftowy ORLEN Spolka Akcyjna, located in Plock, ul. Chemikow 7 (further referred to as the "Parent Company or "PKN ORLEN").

The Parent Company was formed through transformation of a State-owned enterprise into a joint stock company, on the basis of the Public Notary Act of 29 June 1993 as Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia Plock" Spolka Akcyjna (joint stock company). It was registered in the District Court in Plock on 1 July 1993 under the registration number RHB VIII 780.

General Meeting of Shareholders of the Parent Company on 19 May 1999 adopted a resolution on merger of the Parent Company with Centrala Produktow Naftowych "CPN" S.A. ("CPN") by incorporation of CPN to the Parent Company. On 7 September 1999 CPN was deregistered and the merger became effective.

In accordance with resolution of the General Meeting of Shareholders dated 19 May 1999, registered in the District Court in Plock on 20 May 1999, the Parent Company changed its name to Polski Koncern Naftowy Spolka Akcyjna.

In accordance with the resolution of the Extraordinary General Meeting of Shareholders dated 3 April 2000, registered in the District Court in Plock on 12 April 2000, Parent Company changed its name to Polski Koncern Naftowy ORLEN Spolka Akcyjna.

Structure of share capital of the Parent Company on 31 December 2001 is as follows:

Issue	Number of shares	Nominal value (zl)
Series A	336,000,000	420,000,000.00
Series B	6,971,496	8,714,370.00
Series C	77,205,641	96,507,051.25
	---------	-----------
Total	420,177,137	525,221,421.25
	=========	============

On 15 May 2000 Ordinary General Meeting of Shareholders of PKN ORLEN took a resolution concerning capital increase by issuance of 11,344,784 series D ordinary bearer shares. These shares are to be acquired by bearers of series A convertible bonds with exclusion of pre-emptive rights of the owners of the existing shares. The issuance of the shares was conducted within the Motivation Program presented in Note 12.

In June 2001 Supervisory Board of PKN ORLEN approved the list of persons eligible to buy first tranche of bonds convertible to PKN ORLEN series D shares. Until the date of preparation of these financial statements the bonds were not acquired. Therefore, the conversion of bonds to series D shares did not take place. Additional information is presented in Note G and in Note 12.

In accordance with the resolution of the General Meeting of Shareholders of the Parent Company dated 19 May 1999 as the result of incorporation of CPN by the Parent Company , the scope of activities of Parent Company was changed. According to the statutory regulations and its changes dated 6 July, the Parent Company's activities include production, trade, services, in particular:

- processing of crude oil and manufacturing of oil-derivative / refinery and petrochemical products and semi-finished products
- domestic and foreign trade on own account, on commission and as consignee, including in particular: the trade of crude oil, oil-derivative products and other fuel, the sale of motor vehicles, parts and accessories for them as well as sale of consumer and industrial goods.

(in thousands PLN)

- research and development activity, project work, construction and production activities on own account and as the consignee, in the areas of manufacturing, storage, packaging and trade in solid, liquid and gaseous oil products, secondary chemical products as well as transportation: by land, by trail, water and by pipeline,
- transportation activity including land transport, trail transport, water and pipeline transport,
- storage of oil and liquid gas, creation and management of oil stock according to the appropriate regulations,
- services connected to the principal activity, especially: land and sea reloading, refining of gas and oil including ethylisation, dyeing and blending of components,
- purchase, trade and manufacturing of used lubricant oil and other chemical waste,
- manufacturing, transportation and trade in electrical and heating energy,
- reconditioning of the appliances used in core activities, especially refinery and petrochemical appliances, oil storage appliances, oil stations and means of transportation,
- metal production and manufacturing of plastic raw materials,
- operation of gas stations, bars, restaurants and hotels,
- capital investment activity, in particular: purchasing and trade of shares and stock in Polish and foreign trade,
- activities in the area of education, professional schooling and internal human capital services.

The activity is designated by Code PKD 2320 (Polish Activity Classification) – processing of crude oil. The PKN ORLEN Group runs a business within segments of production and distribution of crude oil products and in chemical segment.

The Parent Company is the biggest refinery and producer of petrochemicals in Poland and after the incorporation of CPN, the leading distributor of motor fuels in Poland.

The PKN ORLEN Group consists of among others:

- The capital group of Rafineria Trzebinia S.A. concentrating on processing of crude oil, lubricant and industrial oils, paraffin and asphalt,
- The capital group of Rafineria Nafty Jedlicze S.A. producing motor fuels, heating oil and re-processing used lubricant oil,
- Inowroclawskie Kopalnie Soli S.A. producing industrial brine and processing of vacuum salt and in the future, storing of crude oil and fuels,
- The capital group of Anwil S.A., the major client for ethylene from the Parent Company, producing mainly fertilisers and PVC,
- Naftoport Sp. z o.o. reloading crude oil imported by sea.
- Entities engaged in trading and distribution of refinery products.

Anwil S.A is consolidated under full method beginning of second quarter 2001, as a result of taking the control over it by the Dominant Company. As at 31 March 2001.

The Parent Company controls the subsidiaries and has the substantial influence on associates.

The consolidated financial statements are prepared for the period from 1 January 2001 to 31 December 2001. The comparable consolidated financial data is prepared for the period from 1 January 2000 to 31 December 2000.

B. Format and general rules of the preparation of consolidated financial statements

The consolidated financial statements were prepared in compliance with the Accounting Act of 29 September 1994 (further referred to as the "Accounting Act") and the Decree of the Council of Ministers of 16 October 2001 on current and periodic information published by issuers of securities (the "Decree").

Consolidated financial statements for the year ended 31 December 2001 are prepared under the provisions of the Accounting Act binding as of 31 December 2001. The Act on Amendments to Accounting Act dated 9 November 2000 (Journal of Law No 113, pos. 1186 - "Amendments") become effective on 1 January 2002 and is binding for financial statements for the periods beginning 1 January 2002 or later. Any adjustments that might be necessary to conform with the provisions of the Act taking into account the amendments will be

(in thousands PLN)

reported in consolidated financial statements for the periods ended in 2002 as an adjustment to the opening balance of retained earnings as of 1 January 2002 resulting from changes in accounting polices required by law and applied retrospectively in future periods. The Parent Company is yet to quantify the above adjustments.

C. Principal accounting policies

Accounting polices adopted by the PKN ORLEN Group are presented below.

a) Intangible fixed assets

Intangible fixed assets are stated at cost less accumulated amortisation.

The amortization rates applied to intangible fixed assets are as follows:

Purchased licenses, patents and similar assets	7-50%
Purchased computer software	10-50%
Purchased rights for perpetual usage of land	10-20%
Formation costs	20%
Development costs	25-33%

b) Fixed assets

Fixed assets are shown at historical cost of purchase or manufacture less accumulated depreciation. In accordance with the Accounting Act, gross value of fixed assets and accumulated depreciation based on separate regulations, may be periodically subject to revaluation. The carrying amount of fixed asset modified to include revaluation should not be higher than its realizable value, whose depreciation over its useful life is economically justifiable, increased as at the date of revaluation by the net proceeds resulting from sale or liquidation of the asset. The last revaluation of fixed assets using rates determined by the Head of Central Statistical Office was carried out on 1 January 1995.

Tangible fixed assets are depreciated in accordance with the Accounting Act using the straight-line method over their estimated useful economic lives.

The typical depreciation rates applied to tangible fixed assets in the PKN ORLEN Group are as follows:

Buildings and constructions	1.5-10%
Plant and machinery	4-30%
Transportation vehicles	6-20%
Other tangible fixed assets	8.5-25%

For tax purposes, depreciation rates set by the Corporate Income Tax Act dated 15 February 1992 with further changes ("Corporate Income Tax Act"), stating the amount of depreciation as the cost for tax purposes were applied. With respect to fixed assets purchased and registered before 1 January 2000 rates stated in Decree of the Ministry of Finance dated 17 January 1997 on depreciation of tangible and intangible fixed assets are applied.

Low-value assets of estimated useful life below 1 year and cost less than 3.5 thousand zloty are fully expensed when brought into usage.

c) Construction in progress

Construction in progress is stated at purchase price or manufacturing cost. Construction in progress includes also materials purchased for construction in progress.

d) Financial fixed assets

Shares in consolidated associates are stated at net book value of share capital of the associate taking into account the stake in share capital of the associates less dividends due from associates.

Shares and stakes in other entities (not consolidated) and long-term securities are stated at cost less deductions if a permanent diminution of their realisable value has occurred. If the shares/stakes were acquired for the contribution in kind, the difference between the book value of the contribution in kind and the value of shares/stakes, is presented as decrease of the financial fixed assets. The decreases in the value of shares/stakes and long-term securities are treated as financial costs.

Debt securities are stated at their realisable value. The differences between purchase price and the current selling price are classified as financial costs or income. Long-term loans are stated at amounts due.

e) Inventories

Inventories are stated at the lower of purchase price or production cost and net realizable value. The following types of inventory are valued as follows:

Raw materials:	Purchase cost
Semi-finished products and work in progress:	Cost of manufacture
Finished goods:	Cost of manufacture
Goods for resale:	Purchase cost

The net realizable value is the market sale price less any future sale – related costs.
The closing balances of inventories are recorded in average prices, which are set as weighted average price (cost) of the inventory.

f) Receivables

Receivables are stated at net realisable value. Provisions for doubtful debtors are created either based on the analysis of collectibility of receivables from individual debtors or when the contractor goes into bankruptcy or liquidation. Litigious claims provisions are recorded if claims for payment are submitted to court.

g) Cash and cash equivalents

Cash and cash equivalents are stated at nominal value.

h) Accruals, deferred costs and deferred income

The entities of the PKN ORLEN Group apportion income and expenditure according to the periods to which each item relates. Deferred costs are expenses relating to a period later than that in which they were incurred. Such deferred costs mainly include the following: cost of excise duty (concerning inventory of goods), cost of catalysts, cost of insurance, leases, cost of advertisement concerning patronage agreements, unamortized discount of commercial papers and loan commissions.

Accrued costs include mainly costs relating to current period but which will be incurred in the following period including: the jubilee and retirement bonuses, the fees for environmental pollution and holiday pay.

The employees of the PKN ORLEN Group are entitled to holiday in accordance with the Labour Code. The Capital Group recognizes the costs of the employee holiday on an accrual basis. The liability arising form unutilised holidays is calculated as a difference between the actual utilization of holidays and utilization proportional to time.

In accordance with the internal regulations of remuneration in entities of the Group, the employees are entitled to the jubilee bonus after being employed for a certain period of time and to the retirement/pension bonuses upon retirement. The amount paid depends on the number of the years of service and average monthly salary. The employees receive also the single payment at the moment when they retire. The compensation is also paid to the employees who became permanently disabled. The payment depends on number of years of service and average monthly salary. The costs of jubilee and retirement /pension bonuses are accrued in the PKN ORLEN Group on a basis of an independent actuarial valuation.

The deferred income includes mainly the following: the surplus of unrealised foreign exchange gains over losses, stipulated penalties and indemnification, advances received in relation to future deliveries, donations and subsidies received.

i) Financial instruments

Foreign currency option contracts, are recorded at the end of reporting period at fair value. The difference between the faire value at the end of the period and purchase cost of an option or its carrying value at the beginning of the period is treated as financial income or cost in profit and loss account.

j) Equity

Share capital is stated at nominal value, in compliance with the Statutory Regulations of the Parent Company and the relevant entry in the Companies Register.

The reserve capital is supplied from the share of net profit, the transfer of revaluation reserve and share premium.

The revaluation reserve was established as result of the fixed assets revaluation as of 1 January 1995. In case of disposal or liquidation of a fixed asset item, the corresponding part of revaluation reserve is transferred to reserve capital.

k) Goodwill on consolidation

Goodwill on consolidation of subsidiaries is calculated as a surplus of the cost of shares bought in the subsidiary over appropriate part of net assets of subsidiary according to their fair value on the date of establishing control. Goodwill on consolidation of associates is calculated as a surplus of the cost of shares bought in the associate over value of share in capital of the associate on the date of start of significant influence.
Goodwill on consolidation is charged to profit and loss account using straight-line method over two years period. In justified cases this period is extended to five years.

l) Negative goodwill on consolidation

Negative goodwill on consolidation of subsidiaries is calculated as a surplus of appropriate part of net assets of subsidiary according to their fair value on the day of establishing control over the cost of shares bought in this subsidiary. Negative goodwill on consolidation of associates is calculated as a surplus of value of share in capital of associates as at the date of start of significant influence over the cost of shares bought in associate.

Negative goodwill is charged to profit and loss account using straight-line method over two years period. In justified cases this period is extended to five years.

m) Environmental costs

Provisions for certain or probable costs or losses resulted from environment protection law are recorded in case of existence of law requirements or the PKN ORLEN Group's policy regarding elimination of pollution of environment or harmful items, simultaneously the amount of future expenses or losses is possible to be estimated.

n) Loans, borrowings and other liabilities

The loans and borrowings are stated at the amount payable as of the balance sheet date. Liabilities are stated at the amount due. The part of loans, borrowings and liabilities of which the instalments fall due beyond the period of one year from the balance sheet date are presented as long-term. The remaining part of loans, borrowings and liabilities is classified as short-term from balance sheet date.

o) Foreign currency transactions valuation

Transactions denominated in foreign currencies are recorded after being converted into Polish currency at the exchange rate prevailing at the date of transaction.

Shares in other companies and long-term securities denominated in foreign currency are shown at the balance sheet date converted into Polish currency at the exchange rate of the day of their purchase, which cannot exceed the average exchange rate at the end of the year set by the President of the National Bank of Poland ("NBP").

All other assets and liabilities denominated in foreign currency are valued at the average exchange rate set by the President of NBP at the balance sheet date.

Exchange rate differences resulting from revaluation of construction in progress settlements since the beginning of the construction until the balance sheet date or the day when the completed fixed asset is commissioned, are capitalized in the cost of the investment.

Other realized gains or losses, due to changes in exchange rates, are recorded as the financial income or charges in the profit and loss account.

Other foreign exchange differences arising on the revaluation as of the balance sheet date are settled within the same foreign currency as follows:

- the excess of the foreign exchange losses over foreign exchange gains is charged to financial expense;
- the excess of the foreign exchange gains over foreign exchange losses is classified as deferred income.

p) Income, expenses and net profit measurement

Financial result is calculated on matching basis. Income and expenditures are recognized on an accrual basis, i.e. in the period to which they relate, regardless of the date of payment.

The PKN Group prepares the profit and loss account in the functional format.

The value of sales has been calculated on the basis of sales invoiced and apportioned to the relevant periods, excluding tax and discounts. The value of sales is based upon sale prices including excise tax on the sale of products and goods for resale of the PKN ORLEN Group.

The PKN ORLEN Group uses cost accounting both by type and by function. Cost of goods sold includes direct costs of goods and justifiable part of indirect costs.

General and administration expenses include costs of the PKN ORLEN Group's general operations and its management. Selling and distribution costs are the costs incurred in relation with sales of products and goods for resale and include the excise tax on the sale of products related to sale of products of the PKN ORLEN Group.

Other operating income and expenditure include the income and expenditure not directly related to the core business operations of the PKN ORLEN Group. Financial income and expenditure include the interest on loans and borrowings used up or granted the foreign exchange differences, commission received or paid and income or expenditure related to the trading of securities and similar items. Extraordinary gains and losses reflect the financial effects of the unusual events not related to the ordinary operations of the PKN Group, mainly effects of the damages to the fixed assets and received indemnities.

The PKN ORLEN Group's financial result for the year prepared according to the Accounting Act includes all revenue and respective costs calculated in accordance with the aforementioned rules, other operating income and expenditure, effects of prudent valuation of assets and liabilities of the PKN ORLEN Group, financial income and expenditure, extraordinary gains or losses and taxation.

q) Taxation

Current liabilities resulting from corporate income tax are calculated in accordance with Polish taxation law. Provisions for taxable temporary differences caused by the differences between the moment of recognition of the income or costs according to accounting principles and taxation rules are set using the liability method. The PKN ORLEN Group recognizes deductible temporary differences, as reduction of taxable differences only, when there is the certainty about their future realisability.

r) Investment allowance

In accordance with Decree of Ministry of Finance dated 25 January 1994 on investment allowance and reductions of income tax ("Investment Expenses Decree") and with article 18a of the Corporate Income Tax

(in thousands PLN)

Act, being in force till 31 December 1999 and with article 3.1 of the Act dated 20 November 1999 on Changes of Corporate Income Tax Act being in force from 1 January 2000, the companies from the PKN ORLEN Group benefited from investment allowance in period 1996-2001. The fixed assets affected by the investment allowance are depreciated for accounting purposes according to normal depreciation rates applied for particular types of fixed assets. The effects of the investment allowance are recorded off-balance sheet and considered only in relation to taxable profits and deferred tax provision purposes.

s) Parent company's Management Board estimates

The preparation of consolidated financial statements requires Management of the Parent Company to make estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results may differ from results of those estimates. These estimates concern, among others, provisions, deferred costs and depreciation rates applied. During 2001 the PKN ORLEN Group has changed the estimate of environmental clean-up and remediation costs further presented in Note 19B.

(in thousands PLN)

D. The entities of PKN ORLEN Group

a) Consolidated subsidiaries and associates in the year 2001

No.	Name and location	Activity	Value of shares bought	Balance sheet value of shares	Precentage of share capital owned	Share capital reletionship (including direct and indirect relationship	Method of consolidation	Date of gaining control of significant influence	Yaer of including to consolidation
1.	ORLEN PetroCentrum Sp. z o.o. – Plock	Trading and production	21,000	-	100.00%	Subsidiary	Full method	24.09.1996	1997
2.	ORLEN Petrogaz Plock Sp. z o.o. – Plock		15,804	-	100.00%	Subsidiary	Full method	15.12.1995	1998
3.	ORLEN Medica Sp. z o.o. – Plock	Medical activity	11,027	-	100.00%	Subsidiary	Full method	24.11.1997	2000
4.	ORLEN Budonaft Sp. z o.o. – Krakow	Building and repair services	3,795	-	100.00%	Subsidiary	Full method	02.01.1997	2000
5.	ORLEN Polimer Sp. z o.o. - Plock	Sale of polymers	2,000	-	100.00%	Subsidiary	Full method	09.04.1998	2001
6.	ORLEN Powiernik Sp. Z o.o. – Plock	Trustee services	4	-	100.00%	Subsidiary	Full method	19.07.2000	2000
7.	ORLEN KolTrans Sp. Z o.o. Plock	Transport services	40,796	-	99.85%	Subsidiary	Full method	13.12.2000	2000
8.	ORLEN Transport Szczecin Sp. z o.o. – Szczecin	Transport services	3,409	-	99.56%	Subsidiary	Full method	15.06.2000	2000
9.	ORLEN Transport Krakow Sp. z o.o. – Krakow	Transport services	11,132		98.15%	Subsidiary	Full method	05.06.2000	2000
10.	ORLEN Transport Plock Sp. z o.o. - Plock	Transport services	25,780	-	97.58%	Subsidiary	Full method	23.12.1998	1999
11.	ORLEN Transport Lublin Sp. z o.o. – Lublin	Transport services	9,888	-	97.53%	Subsidiary	Full method	09.06.2000	2000
12.	ORLEN Transport Nowa Sol Sp. z o.o. – Nowa Sol	Transport services	9,760	-	96.72%	Subsidiary	Full method	09.06.2000	2000
13.	Zaklad Budowy Aparatury S.A. – Plock	Industry machinery manufacturing	17,381	-	96.56%	Subsidiary	Full method	27.10.1998	1999
14.	ORLEN Transport Poznan Sp. z o.o. – Poznan	Transport services	10,865	-	96.39%	Subsidiary	Full method	01.06.2000	2000
15.	ORLEN Transport Slupsk Sp. z o.o. – Slupsk	Transport services	6,515	-	96.18%	Subsidiary	Full method	23.06.2000	2000
16.	ORLEN Transport Warszawa Sp. z o.o. – Warszawa	Transport services	5,945	-	94.49%	Subsidiary	Full method	07.06.2000	2000
17.	Petrotel Sp. z o.o. – Plock	Telecommunication services	2,961	-	92.53%	Subsidiary	Full method	14.08.1997	2000
18.	ORLEN Transport Olsztyn Sp. z o.o. – Olsztyn	Transport services	5,646	-	91.97%	Subsidiary	Full method	29.05.2000	2000
19.	Petrogaz Lapy Sp. z o.o. – Lapy	Liquid gas trading	3,200	-	90.40% [1)]	Subsidiary	Full method	19.06.1998	2000
20.	ORLEN Transport Kedzierzyn-Kozle Sp. Z o.o. – Kedzierzyn-Kozle	Transport services	4,629	-	87.88%	Subsidiary	Full method	29.05.2000	2000
21.	ORLEN PetroProfit Sp. z o.o. – Niemce (consolidated financial statements) [3)]	Liquid fuels trading	13,536	-	85.00%	Subsidiary	Full method	14.09.1995	1996
22.	ORLEN WodKan Sp. z o.o. - Plock	Repair of water supply and sewage installation	1,810	-	82.28%	Subsidiary	Full method	22.07.1999	2001
23.	Rafineria Trzebinia S.A. – Trzebinia (consolidated financial statements) [3)]	Production activity, crude oil processing	74,503	-	77.07%	Subsidiary	Full method	27.10.1997	1997
24.	Petro-Oil Sp. z o.o. – Krakow (consolidated financial statements) [3)]	Chemicals, petrochemicals and refinery products trading	10,640	-	76.00%[2)]	Subsidiary	Full method	27.08.1998	1999
25.	Rafineria Nafty Jedlicze S.A. – Jedlicze (consolidated financial statements) [3)]	Production activity, crude oil processing	64,000	-	75.00%	Subsidiary	Full method	01.01.1999	1999
26.	Anwil S.A. – Wloclawek (consolidated financial statements) [3)]	Production of PVC and fertilizers	173,852	-	74.97%	Subsidiary	Full method	05.09.1995 [4)]	1996[4)]

(in thousands PLN)

a) Consolidated subsidiaries and associates in the year 2001 (continued)

No.	Name and location	Activity	Value of shares bought	Balance sheet value of shares	Percentage of share capital owned	Share capital relationship (including direct and indirect relationship	Method of consolidation	Date of gaining control of significant influence	Year of including to consolidation
27.	Inowroclawskie Kopalnie Soli "SOLINO" S.A. – Inowroclaw	Industrial brine production, trading services	17,560	-	70.54%	Subsidiary	Full method	28.09.1996	1997
28.	ORLEN Mechanika Sp. z o.o. - Plock	Repair services for mechanical divisions	3,021	-	68.17%	Subsidiary	Full method	22.07.1999	2001
29.	ORLEN PetroTank Sp. z o.o. – Widelka	Trade and service activity, blending liquid, gas and solid fuels	7,050	-	60.00%	Subsidiary	Full method	09.04.1996	1996
30.	ORLEN Automatyka Sp. z o.o. - Plock	Repair services for automatic divisions	1,263	-	52.63%	Subsidiary	Full method	30.04.1999	2001
31.	ORLEN PetroZachod Sp. z o.o. – Poznan	Liquid fuels trading	9,200	-	51.83%	Subsidiary	Full method	19.01.1998	1999
32.	ORLEN Petrogaz Wroclaw Sp. z o.o. – Wroclaw	Trade of liquid gas	1,600	-	51.61%	Subsidiary	Full method	25.07.1997	2000
33.	ORLEN Remont Sp. z o.o. – Plock	Repair of heat and power plant	1,230	-	51.23%	Subsidiary	Full method	30.04.1999	2001
34.	Petrolot Sp. Z o.o. – Warszawa	Trade and service activity	10,220	-	51.00%	Subsidiary	Full method	07.01.1997	1997
35.	ORLEN Eltech Sp. z o.o. – Plock	Repair services for electrical division	1,071	-	51.00%	Subsidiary	Full method	22.07.1999	2001
36.	ORLEN Projekt S.A. – Plock	Technological and construction designing services	765	-	51.00%	Subsidiary	Full method	28.05.1998	2000
37.	ORLEN EnergoRem Sp. z o.o. - Plock	Repair activities for petrochemical division	918	-	51.00%	Subsidiary	Full method	30.04.1999	2001
38.	ORLEN Wir Sp. z o.o. – Plock	Repair services for spinning machinery division	816	-	51.00%	Subsidiary	Full method	01.10.1999	2001
39.	Naftoport Sp. z o.o. – Gdansk	Construction and utilizing of liquid fuels, reloading terminals	35,319	50,931	48.71%	Associate	Equity method	17.07.1991	1996
40.	Flexpol Sp. z o.o. – Plock	Foil production	4,800	6,654	40.00%	Associate	Equity method	03.01.2000	2000
41.	Chemiepetrol GmbH – Hamburg	Trade and intermediary activities regarding chemical and similar goods	397	674	20.00%	Associate	Equity method	28.04.1993	1996

1) The Parent Company – 39.55%, ORLEN Petrogaz Plock Sp. z o.o. – 50.85%.
2) The Parent Company – 28%, Rafineria Trzebinia S.A. – 24%, Rafineria Nafty Jedlicze – 24%.
3) Full list of entities consolidated by ORLEN PetroProfit Sp. z o.o., Rafineria Trzebinia S.A., Rafineria Nafty Jedlicze S.A., Anwil S.A. and Petro-Oil Sp. z o.o. is enclosed in Note 4D.
4) The Parent Company took control over the company on 31 March 2001, the company is consolidated under full method from the beginning of 2Q 2001.

(in thousands PLN)

b) Unconsolidated subsidiaries and associates in the year 2001

No.	Name and location	Activity	Percentage of share capital owned	Share in total votes on General Meeting of Shareholders	Revenue (net sales and financial income)*****	% revenue of PKN ORLEN	Total assets as at 31 December 2000*****	% Total assets of PKN ORLEN
1.	ORLEN Sportowa S.A. – Plock	Sport activity	100.00%	100.00%	32,434	0.14%	7,828	0.07%
2.	SAMRELAKS Machocice Sp. z o.o. – Machocice Kapitulne	Hotels and motels with restaurants	100.00%	100.00%	472	0.00%	1,379	0.01%
3.	ZAWITAJ Swinoujscie Sp. z o.o. - Swinoujscie	Hotels and motels with restaurants	100.00%	100.00%	204	0.00%	403	0.00%
4.	ORLEN Ochrona Sp. z o.o. – Plock	Security services	100.00%	100.00%	30,100	0.13%	6,740	0.06%
5.	CPN Serwis Kielce Sp. z o.o. – Kielce	Maintenance services for fuel stations and stores	100.00%	100.00%	1,907	0.01%	604	0.01%
6.	Z.W. Mazowsze Leba-Ulinia Sp. z o.o. – Leba	Resting and recreation activity	100.00%	100.00%	2,645	0.01%	3,150	0.03%
7.	CPN Serwis Gdansk Sp. z o.o. – Gdansk	Maintenance services for fuel stations and stores	100.00%	100.00%	3,476	0.01%	866	0.01%
8.	Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. – Opole	Production and services activity	99.89%	99.89%	10,814	0.05%	4,784	0.04%
9.	Serwis Slupsk Sp. z o.o. – Slupsk	Maintenance services for fuel stations and stores	99.76%	99.76%	4,399	0.02%	2,681	0.02%
10.	CPN Serwis Nowa Wies Wielka Sp. z o.o. – Nowa Wies Wielka	Maintenance services for fuel stations and stores	99.32%	99.32%	3,974	0.02%	1,835	0.02%
11.	Sanatorium Uzdrowiskowe "Krystynka" Sp. z o.o. – Ciechocinek	Preventing and curing, resting and recreation activity	97.86%	97.86%	2,163	0.01%	2,640	0.02%
12.	Petromot Sp. z o.o. – Kedzierzyn-Kozle	Maintenance and trade of cars	97.56%	97.56%	9,646	0.04%	2,492	0.02%
13.	CPN Serwis Lodz Sp. z o.o. – Lodz	Maintenance services for fuel stations and stores	97.25%	97.25%	2,805	0.01%	1,456	0.01%
14.	CPN Serwis Rzeszow Sp. z o.o. – Rzeszow	Maintenance services for fuel stations and stores	96.21%	96.21%	2,945	0.01%	1,090	0.01%
15.	CPN Serwis Podlasie Sp. z o.o. – Bialystok	Maintenance services for fuel stations and stores	89.67%	89.67%	3,259	0.01%	964	0.01%
16.	CPN Serwis Mazowsze Sp. z o.o. – Warszawa	Maintenance services for fuel stations and stores	88.50%	88.50%	17,074	0.07%	3,366	0.03%
17.	D.W. Mazowsze Jaszowiec Sp. z o.o. – Ustron Jaszowiec	Resting and recreation activity	86.00%	86.00%	1,138	0.00%	1,678	0.01%
18.	CPN Serwis Krakow Sp. z o.o. – Krakow	Maintenance services for fuel stations and stores	83.35%	83.35%	3,312	0.01%	650	0.01%
19.	CPN Serwis Wroclaw Sp. z o.o. – Wroclaw	Maintenance services for fuel stations and stores	83.31%	83.31%	4,768	0.02%	2,346	0.02%
20.	BHT Dromech S.A. – Warszawa	Production activity	81.14%	81.14%	*	*	*	*
21.	CPN Serwis Kedzierzyn-Kozle Sp. z o.o. – Kedzierzyn- Kozle	Maintenance services for fuel stations and stores	80.00%	80.00%	2,054	0.01%	687	0.01%
22.	CPN Serwis Szczecin Sp. z o.o. – Szczecin	Maintenance services for fuel stations and stores	78.09%	78.09%	3,232	0.01%	1,211	0.01%
23.	CPN Serwis Zachod Sp. z o.o. – Nowa Sol	Maintenance services for fuel stations and stores	74.31%	74.31%	5,558	0.02%	2,087	0.02%
24.	CPN Marine Service Gdansk Sp. z o.o. – Gdansk	Duty store; production, trade	70.00%	70.00%	2,506	0.01%	322	0.00%
25.	Centrum Edukacji Sp. z o.o. – Plock	Education and training services	69.43%	69.43%	7,112	0.03%	1,538	0.01%

(in thousands PLN)

No.	Name and location	Activity	Percentage of share capital owned	Share in total votes on General Meeting of Shareholders	Revenue (net sales and financial income)*****	% revenue of PKN ORLEN	Total assets as at 31 December 2000*****	% Total assets of PKN ORLEN
26.	CPN Serwis Katowice Sp. z o.o. – Katowice	Maintenance services for fuel stations and stores	55.00%	55.00%	4,184	0.02%	1,071	0.01%
27.	Petrogaz Nowa Brzeznica Sp. z o.o. – Nowa Brzeznica	Trade and services activity	52.00%	52.00%	*	*	*	*
28.	Petromor Sp. z o.o. – Gdansk	Storing of goods for resale	51.31%	51.31%	1,968	0.01%	2,721	0.02%
29.	CPN Serwis Poznan Sp. z o.o. – Poznan	Maintenance services for fuel stations and stores	51.00%	51.00%	4,423	0.02%	1,700	0.01%
30.	ORLEN Morena Sp. z o.o. - Gdansk	Wholesale trading of automotive spare parts and accessories, retail and wholesale trading of fuels	50.48%	50.48%	17,279	0.07%	15,634	0.13%
31.	Przedsiebiorstwo Rolne Agro – Azoty II – Wloclawek Sp. z o.o. Laka near Koszalin	Farm	100.00%	100.00%	1,902	0.01%	2,191	0.02%
32.	Zakladowa Straz Pozarna Sp. z o.o. – Trzebinia	Fire fighting services	99.97%	99.97%	3,449	0.01%	2,021	0.02%
33.	Konsorcjum Olejow Przepracowanych – Organizacja Odzysku S.A. - Jedlicze	Wholesale trading of waste and scrap	89.00%	89.00%	**	**	**	**
34.	Raf-Sluzba Ratownicza Sp. z o.o. – Jedlicze	Fire fighting and rescue services	88.19%	88.19%	3,148	0.01%	460	0.00%
35.	Petromont Sp. z o.o. – Niemce	trade and building services	85.00%	85.00%	2,556	0.01%	537	0.00%
36.	Przedsiebiorstwo Gazyfikacji Bezprzewodowej PEGEBE S.A. – Plock	Trade and distribution of gas	80.00%	80.00%	3,260	0.01%	724	0.01%
37.	MEDILOGISTYKA Sp. z o.o. - Plock	Wholesale and retail trade of pharmaceutical, food and industry products	80.00%	80.00%	13	0.00%	45	0.00%
38.	PetroUkraina Ltd Sp. z o.o. – Lviv (Ukraine)	Trade activity	80.00%	80.00%		0.00%	11	0.00%
39.	NTVK – Vilnius (Lithuania)	Trade activity	76.00%	76.00%	278	0.00%	318	0.00%
40.	Medikor Sp. z o.o. – Jedlicze	Services and trade activities, medical supervising of work environment and sanitation	73.33%	73.33%	677	0.00%	152	0.00%
41	Raf- Ochrona Sp. z o.o. – Jedlicze	Security service	67.13%	67.13%	1,470	0.01%	335	0.00%
42.	VARIA S.A. – Warszawa	Transport and spedition services, wholesale and retail trade	62.50%	62.50%	13,823	0.06%	5,304	0.04%
43.	Wspolne Ukrainsko-Polskie Przedsiebiorstwo in the form of Sp. z o.o. (Ltd) PETRO-UKRAINA– Lviv (Ukraine)	Trade activity	62.00%	62.00%	**	**	**	**
44.	Dom Handlowy Arian Petro-Oil – Kiev	Production and trade activity	61.00%	61.00%	***	***	***	***
45.	Ran-Flex Sp. z o.o. – Kielce	Used oils collection	52.00%	52.00%	6,288	0.03%	427	0.00%
46.	Ran-Starol Sp. z o.o. – Katowice	Used oils collection	51.00%	51.00%	4,191	0.02%	485	0.00%
47.	Ran- GGC Sp. z o.o. – Gdansk	Used oils collection	51.00%	51.00%	1,106	0.00%	184	0.00%
48.	Ran-Sigma Sp. z o.o. – Walbrzych	Used oils collection	51.00%	51.00%	4,579	0.02%	409	0.00%
49.	Ran-Ole-Par Sp. Z o.o. – Lodz	Used oils collection	51.00%	51.00%	1,681	0.01%	183	0.00%
50.	Ran-Oil Sp. z o.o. – Tarnow	Used oils collection	51.00%	51.00%	2,663	0.01%	685	0.01%
51.	Ran-Akant Sp. z o.o. – Lublin	Used oils collection	51.00%	51.00%	7,367	0.03%	992	0.01%
52.	Ran-Petromex Sp. z o.o. – Opole	Used oils collection	51.00%	51.00%	2,766	0.01%	248	0.00%

(in thousands PLN)

No.	Name and location	Activity	Percentage of share capital owned	Share in total votes on General Meeting of Shareholders	Revenue (net sales and financial income)*****	% revenue of PKN ORLEN	Total assets as at 31 December 2000*****	% Total assets of PKN ORLEN
53.	Ran-Kiczmer Sp. z o.o. – Pisarzowice	Used oils collection	51,00%	51,00%	2.973	0,01%	555	0,00%
54.	Ran-Dickmar Sp. z o.o. – Tarnobrzeg	Used oils collection	51,00%	51,00%	3.456	0,01%	770	0,01%
55.	Ran-Akses Sp. z o.o. – Szczecin	Used oils collection	51,00%	51,00%	1.622	0,01%	151	0,00%
56.	Ran-Watt Sp. z o.o. – Torun	Used oils collection	51,00%	51,00%	*	*	*	*
57.	Ran-Mega Sp. z o.o. – Gliwice	Used oils collection	51,00%	51,00%	13.437	0,06%	710	0,01%
58.	Niezalezny Operator Miedzystrefowy Sp. z o.o. – Warszawa****	Telecommunication services	35,00%	35,00%	146.611	0,62%	361.053	3,02%
59.	Motell Sp. z o.o. – Krakow	Catering and hotel services	35,00%	35,00%	5.217	0,02%	1.365	0,01%
60.	Petro-Oil CZ s.r.o. – Brno Prikop (Czech Republic)	Production, trade and services in oil industry	49,00%	49,00%	**	**	**	**
61.	Ran-Bialy Sp. z o.o. – Bialystok	Used oils collection	46,70%	46,70%	677	0,00%	128	0,00%
62.	Piast Sp. z o.o. – Krakow	Fuel trade	40,00%	40,00%	68.185	0,29%	12.172	0,10%
63.	Petro-Oil Seewax Sp. z o.o. – Sulejowek	Trade and services in oil industry	25,00%	25,00%	32.991	0,14%	9.151	0,08%
64.	Petro-Oil Podlaskie Centrum Sprzedazy Sp. z o.o. – Bialystok	Trade and services in oil industry	24,00%	24,00%	14.920	0,06%	4.392	0,04%
65.	Petro-Oil Zachodniopomorskie Centrum Sprzedazy Sp. z o.o. - Szczecin	Production, sales, services	24,00%	24,00%	11.474	0,05%	4.634	0,04%
66.	Petro-Oil Dolnoslaskie Centrum Sprzedazy Sp. z o.o. (former Petro-Oil Buwar Sp. z o.o.) – Legnica	Production and trade of petrochemical products	24,00%	24,00%	16.959	0,07%	4.455	0,04%
67.	Petro-Oil Pomorskie Centrum Sprzedazy Sp. z o.o. – Gdansk	Production and service activity	24,00%	24,00%	17.958	0,08%	9.722	0,08%
68.	Petro-Pak S.A. – Mielec	Production and service activity	20,00%	20,00%		0,00%	91	0,00%
69.	RAF-Uniwersal Sp. z o.o. – Jedlicze	Trade and service activity	20,00%	20,00%	2.175	0,01%	238	0,00%
	Total					**2,45%**		**4,17%**

* Company in liquidation

** Company has not started its activity as at 31 December 2001

*** No financial data obtained, sale of shares as at March 15, 2002

**** The company during audit

***** The financial statements of these companies have not been audited nor reviewed by Arthur Andersen Sp. z o. o.

On the basis of Article 56 point 2 of the Accounting Act, due to insignificance of amounts presented in the above entities' financial statements, these entities were not consolidated.

(in thousands PLN)

E. Adjustments resulting from qualifications in auditors' report on financial statements for the years for which the financial statements were presented

Auditors' report on financial statements of the PKN ORLEN Group for the year 2001 and year 2000 contained no qualifications.

F. Internal divisions

From the date of incorporation of CPN (7 September 1999) till the end of the year 2000 the Parent Company was a multi-branched enterprise, consisting of self-balancing Branches, which possessed partial commercial and financial autonomy. Financial statements of regional Branches, after excluding internal sale balances and unrealised gains/losses, constituted aggregated financial statements of the Parent Company. Beginning from 1 January 2001 as a result of change in internal structure of Parent Company, regional Branches ceased their operational activity.

G. Consolidated financial statements according to International Financial Reporting Standards

As at 6 May 2002, the Parent Company prepared consolidated financial statements of the PKN ORLEN Group for the year 2001 in accordance with International Financial Reporting Standards (IFRS).
Hyperinflation effects were not included in those financial statements as required by IAS 29 "Financial Reporting in Hyperinflationary Economies". Polish enterprises are obliged to revalue their fixed assets (using the rates set by the Head of Central Statistical Office for the particular groups of fixed assets based on market values) in accordance with relevant ordinances issued by the Minister of Finance. The last revaluation was ordered to reflect the consequences of inflation. The results of revaluation are shown as "Revaluation reserve", which is not distributable. According to IAS 29 "Financial Reporting in Hyperinflationary Economies" value of assets and liabilities are to be stated at revalued cost as at the end of hyperinflationary reporting period and are basis for the valuation of assets and liabilities in financial statements of subsequent periods. Polish economy till the end of 1996 was hyperinflationary economy, but beginning from 1997 the criteria for hyperinflationary economy were not met. Financial statements prepared under IFRS were audited by auditors, who issued a qualified opinion with respect to non-including hyperinflation effects in accordance with IAS 29.
The consolidated financial statements were prepared in accordance with Polish Accounting Standards (PAS) and accounting principles and practices employed by enterprises in Poland as is required by the Accounting Act. Apart from issue described above, these consolidated financial statements differ from consolidated financial statements prepared in accordance with IFRS in the following areas:

	Net profit for year 2001	Net profit for year 2000
	million zloty	
PAS basis consolidated	343	805
Distributions from profit	(3)	(3)
Unrealised foreign exchange gains, net	28	79
Capitalization of borrowing costs net of depreciation	62	44
Consolidation of additional entities	1	6
Amortization of CPN goodwill	(11)	(11)
IFRS treatment of negative goodwill from consolidation	(17)	12
Valuation of embedded derivatives	18	-
Fair value adjustment	(19)	-
Deferred tax on the above	(18)	(27)
Others	(8)	(3)
IFRS consolidated	376	902

(in thousands PLN)

	Equity as at 31 December 2001	Equity as at 31 December 2000
	million zloty	
PAS basis consolidated	7,419	7,086
Distributions from profit	-	-
Unrealised foreign exchange gains, net	116	81
Borrowing costs capitalization, net	551	489
Consolidation of additional entities	3	16
Goodwill on CPN employee shares acquisition	83	94
IFRS adjustment for negative goodwill from consolidation	(79)	(62)
Valuation of embedded financial instruments	27	-
Fair value adjustment	(19)	-
Deferred tax on the above	(153)	(133)
Others	10	25
IFRS consolidated	7,958	7,596

a) Distribution from profit

According to Polish business practice shareholders of the Parent Company have the right to distribute the profit for the employees benefits, i.e. for bonus payment or for the Parent Company's social fund. Such distributions are presented in statutory financial statements, similarly to dividend payments, through the change in capital. In the financial statements prepared in accordance with IFRS such payments are charged to operating costs of the year, that the distribution concerns.

b) Foreign exchange gains

In accordance with PAS unrealised foreign exchange gains are deferred until realized in the statutory financial statements. In financial statements prepared under IFRS these gains are accounted for as income.

c) Capitalization of borrowing costs

According to PAS, borrowing costs concerning general indebtedness are expensed wholly when incurred. Borrowing costs related directly to investment projects are capitalized until the fixed assets are brought into usage.

According to IFRS, the borrowing costs are capitalized pursuant to the alternative treatment allowed by IAS 23 "Borrowing costs". The borrowing costs resulting from liabilities specifically referring to a project are subject to capitalization, furthermore, borrowing costs resulting from the remaining liabilities of general character are capitalized to remaining projects, on a basis of calculation of average effective borrowing rate. The borrowing costs are capitalized until the fixed assets are brought into usage. Additionally, an adjustment to the depreciation of fixed assets is made as the result of higher borrowing costs being capitalized under IFRS then under PAS.

d) Consolidation of additional entities

According to PAS associates and subsidiaries may be excluded from consolidation, if their total assets and total revenues do not exceed 10% of assets and revenues of parent company and total assets and revenues of entities excluded from consolidation do not exceed 20% of total assets and revenues of consolidated financial statements. For the purpose of IFRS financial statements, entities excluded from consolidation under PAS, were consolidated.

(in thousands PLN)

f) Goodwill on the purchase of CPN employee shares

The value of the Parent Company's shares held by its employees was accounted for on the basis of the results of the first public offer of sale of shares of Parent Company and amounted to 295 million zloty. The difference between this value and the share of CPN's employees in CPN's net assets as of 7 September 1999 accounted for according to IFRS (188 million zloty) amounted to 107 million zloty as the goodwill balance in financial statements prepared according to IFRS. According to PAS the merger was conducted under pooling interest method, therefore there was no goodwill on purchase of shares.

g) IFRS treatment of negative goodwill from consolidation

Pursuant to PAS negative goodwill from consolidation written off to incomes over 2-5 years period. In financial statements prepared under IFRS, in accordance with revised IAS 22, the negative goodwill from consolidation in the amount not exceeding fair value of purchased identifiable non-monetary assets is written off to incomes over weighted average depreciation period of depreciable assets.

h) Valuation of embedded derivative financial instruments

As the result of adoption of IAS 39 "Financial Instruments: Recognition and Measurement" in financial statements prepared in accordance with IFRS the embedded derivatives were recorded in current assets as at 31 December 2001, retained earnings and financial income for the year 2001.

i) Fair value of rights to buy bonds convertible as of 31 December 2001

In the financial statements prepared under IFRS the fair value of rights to purchase bonds convertible to shares, estimated as at 31 December 2001 on the basis of historical shares' market value volatility and Black-Scholes model, was presented as salary expense in the year 2001 and as other short-term liabilities as at 31 December 2001.
The fair value of rights to purchase bonds convertible to shares is not presented in the financial statements prepared in accordance with PAS.

j) Deferred tax effects resulting from above differences

As a consequence of adjusting the consolidated financial statements prepared in accordance with PAS, the deferred tax position has according been changed.

k) Sales revenues

According to PAS sales revenues and selling costs include excise tax, charged by the PKN ORLEN Group entities on the products subject to excise tax. For the purpose of IFRS financial statements, the amount of excise tax calculated by the entities of the PKN ORLEN Group was eliminated from sales revenues and selling costs in the amount of 8,841 million zloty in the year 2001 (8,258 million zloty in the year 2000 respectively). This elimination has no impact on PKN ORLEN Group's net profit and equity.

k) Scope of financial statements

The captions of consolidated financial statements prepared according to PAS and IFRS may differ significantly. The scope of disclosures to consolidated financial statements according to PAS differs from the scope of disclosures under IFRS.

CONSOLIDATED FINANCIAL STATEMENTS AND COMPARATIVE CONSOLIDATED FINANCIAL DATA

CONSOLIDATED BALANCE SHEET

ASSETS

	Note	2001	2000
I. Fixed assets		9 474 296	8 382 280
1. Intangible fixed assets	1	109 888	79 918
2. Goodwill	2	4 149	767
3. Tangible fixed assets	3	8 596 407	7 448 043
4. Financial fixed assets	4	763 082	851 293
- shares of associated companies included in consolidation		70 633	346 657
5. Long term debtors	5	770	2 259
II. Current assets		3 967 332	4 562 889
1. Inventories	6	2 185 333	2 706 299
2. Debtors	7	1 567 615	1 666 035
3. Own shares for sale	8	-	-
4. Short term investments	9	10 972	14 297
5. Cash and cash equivalents	10	203 412	176 258
III. Prepayments and deferred costs	11	644 420	659 280
1. Deferred tax asset		19 868	22 514
2. Other prepayments and deferred costs		624 552	636 766
Total assets		14 086 048	13 604 449

LIABILITIES

	Note	2001	2000
I. Capital		7 419 130	7 086 147
1. Share capital	12	525 221	525 221
2. Unpaid share capital		-	-
3. Reserve capital	13	5 501 578	4 728 181
4. Revaluation reserve		734 796	747 910
5. Other capital reserves	14	53 542	53 542
6. Foreign exchange gain/losses on inclusion of foreign branches		-	-
7. Foreign exchange gains/losses from consolidation		4	4
8. Undistributed profits/losses from previous years	15	260 936	226 439
9. Net profit (loss) for the financial year		343 053	804 850
II. Negative goodwill	16	291 721	48 986
III. Minority interests	17	394 222	169 769
IV. Provisions		654 472	756 065
1. Provision for deferred tax	18	214 126	153 677
2. Other provisions	19	440 346	602 388
V. Creditors		4 986 183	5 298 541
1. Amounts falling due after one year	20	1 274 551	1 246 248
2. Amounts falling due within one year	21	3 711 632	4 052 293
VI. Accruals and deferred income	22	340 320	244 941
Total liabilities		14 086 048	13 604 449

	Note	2001	2000
Net book value		7 419 130	7 086 147
Number of shares as at 31.12.2001		420 177 137	420 177 137
Net book value per share (in zloty)	23	17,66	16,86
Expected number of shares		420 177 137	420 177 137*
Diluted net book value per share (in zloty)	23	17,66	16,86*

*Diluted ratios are calculated according to IAS and differ from previously published

Off-balance sheet consolidated liabilities

	2001	2000
Off-balance sheet liabilities		
a) total guarantees granted, including:	99 831	56 535
- for subsidiary companies (consolidated)	95 297	45 514
- for associated companies	-	-
- for parent company	-	-
- for other companies	4 534	11 021
b) other off-balance sheet liabilities	50 227	60 879
Total off-balance sheet liabilities	150 058	117 414

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the period	Note	2001	2000
I. Net sales		25 878 495	26 859 907
1. Net sales of finished products	23	23 847 955	24 875 408
2. Net sales of goods for resale and materials	24	2 030 540	1 984 499
II. Cost of goods sold		(14 130 888)	(15 004 078)
1. Cost of sales of finished products	25	(12 376 827)	(13 258 575)
2. Cost of goods for resale and materials sold		(1 754 061)	(1 745 503)
III. Gross profit on sales (I-II)		11 747 607	11 855 829
IV. Selling and distribution costs	25	(10 340 895)	(9 716 522)
V. General and administration expenses	25	(804 641)	(616 682)
VI. Profit on sales (III-IV-V)		602 071	1 522 625
VII. Other operating income	26	319 719	147 341
VIII. Other operating costs	27	(261 270)	(243 376)
IX. Operating profit (VI+VII-VIII)		660 520	1 426 590
X. Income from investments in shares	28	1 326	228
XI. Income from other financial fixed assets	29	-	-
XII. Other financial income	30	299 836	196 974
XIII. Financial charges	31	(568 188)	(542 044)
XIV. Gross profit ((IX+X+XI+XII-XIII)		393 494	1 081 748
XV. Extraordinary items (XV.1-XV.2)		6 076	34 902
1. Extraordinary profits	32	20 557	67 285
2. Extraordinary losses	33	(14 481)	(32 383)
XVI. Amortisation on goodwill		(3 221)	(1 624)
XVII. Amortisation on negative goodwill		64 287	12 256
XVIII. Profit before taxation		460 636	1 127 282
XIX. Income tax	34	(129 188)	(333 921)
XX. Other obligatory charges on profit (loss)	35	-	-
XXI. Profit (loss) from entities consolidated in equity method		23 520	34 666
XXII. Minority interests		(11 915)	(23 177)
XXIII. Net profit		343 053	804 850

	2001	2000
Net profit (loss) for 12 months	343 053	804 850
Weighted average number of ordinary shares	420 177 137	420 177 137
Earnings per ordinary share (in zloty)	0,82	1,92
Expected weighted average number of ordinary shares	420 177 137	420 177 137*
Diluted earnings per ordinary share (in zloty)	0,82	1,92*

*Diluted ratios are calculated according to IAS and differ from previously published

CONSOLIDATED STATEMENTS MOVEMENTS IN EQUITY

	2001	2000
I. Capital at beginning of period	7 086 147	6 292 105
a) changes in accounting policies	-	-
b) corrections of fundamental errors	-	-
I.a. Capital at beginning of period restated for comparative data	7 086 147	6 292 105
1. Share capital at beginning of period	525 221	525 221
1.1. Movements in share capital	-	-
a) increases:	-	-
- issues of shares	-	-
b) decreases	-	-
1.2. Share capital at end of period	525 221	525 221
2. Unpaid share capital at beginning of period	-	-
2.1. Movements in unpaid share capital	-	-
a) increases	-	-
b) decreases	-	-
2.2. Unpaid share capital at end of period	-	-
3. Capital reserve at beginning of period	4 728 181	4 006 088
3.1. Movements in capital reserve	773 397	722 093
a) increases:	773 397	722 093
- share premium	-	-
- distribution of profits (required by law)	-	-
- apportionment of profits (over the minimum provided for by the articles)	746 738	686 683
- reclassification of revaluations on fixed assets sold/disposed	13 114	23 301
- other	13 545	12 109
b) decreases	-	-
- absorption of losses	-	-
3.2. Capital reserve at end of period	5 501 578	4 728 181
4. Revaluation reserve at beginning of period	747 910	771 211
4.1. Movements in revaluation reserve	(13 114)	(23 301)
a) increases:	-	-
b) decreases:	(13 114)	(23 301)
- sales and liquidation of fixed assets	(13 114)	(23 301)
4.2 Revaluation reserve at end of period	734 796	747 910

CAPITAL MOVEMENTS - CONTINUATION

	2001	2000
5. Other capital reserves at beginning of period	53 542	53 542
5.1. Movements in other capital reserves	-	-
a) increases:	-	-
b) decreases:	-	-
5.2. Other capital reserves at end of period	53 542	53 542
6. Foreign exchange differences from recalculation of overseas branches	-	-
7. Foreign exchange gains/losses from consolidation	4	4
8. Undistributed profits/losses from previous years at beginning of period	1 031 289	936 039
8.1. Undistributed profits from previous years at beginning of period	1 031 289	936 039
- changes in accounting policies	-	-
- corrections of fundamental errors	-	-
8.2. Undistributed profits from previous years at beginning of period restated for comparative data	1 031 289	936 039
a) increases:	766	-
- adjustments from consolidation	766	-
b) decreases:	(771 119)	(709 600)
- profit appropriation and consolidation correction	(746 738)	(686 683)
-dividend paid	(21 009)	(21 009)
-others	(3 372)	(1 908)
8.3. Undistributed profits from previous years at end of period	260 936	226 439
8.4. Undistributed losses from previous years at beginning of period	-	-
- changes in accounting policies	-	-
- corrections of fundamental errors	-	-
8.5. Uncovered losses from previous years at beginning of period restated for comparative data	-	-
a) increases:	-	-
b) decreases:	-	-
8.6. Undistributed losses from previous years at end of period	-	-
8.7. Undistributed profits/losses from previous years at end of period	260 936	226 439
9. Net profit/loss for the financial year	343 053	804 850
a) net profit	343 053	804 850
b) net loss	-	-
II. Capital at end of period	7 419 130	7 086 147

CONSOLIDATED CASH FLOW STATEMENT

	2001	2000
A. CASH FLOW FROM OPERATING ACTIVITIES (I+/-II)	**2 028 024**	**943 972**
I. Net profit (loss) for the year	**343 053**	**804 850**
II. Total adjustments	**1 684 971**	**139 122**
1. Profit (loss) from minority interests	**11 915**	**23 177**
2. (Profit) loss from entities consolidated in equity method	**(23 520)**	**(34 666)**
3. Depreciation (including goodwill or negative goodwill on consolidation)	**904 860**	**811 209**
4. Foreign exchange gains/losses	**(1 970)**	**23 528**
5. Interest and dividends	**338 080**	**310 597**
6. (Profit) loss on fixed assets disposals	**(29 386)**	**16 282**
7. Movements in other provisions	**(162 051)**	**(2 302)**
8. Income tax on gross profit	**129 188**	**333 921**
9. Income tax paid	**(104 501)**	**(312 945)**
10. Movements in stock	**644 140**	**(662 673)**
11. Movements in debtors	**217 199**	**(276 535)**
12. Movements in creditors falling due within one year (with the exception of loans)	**(407 224)**	**244 630**
13. Movements in prepayments and accruals	**71 974**	**(355 943)**
14. Movements in deferred income	**15 968**	**476**
15. Other	**80 299**	**20 366**
B. CASH FLOW FROM INVESTING ACTIVITIES (I-II)	**(1 540 666)**	**(1 367 642)**
I. Cash inflows from investing activities	**411 553**	**124 025**
1. Sales of intangible fixed assets	**144**	**26**
2. Sales of tangible fixed assets	**33 872**	**9 321**
3. Sales of financial fixed assets, including:	**68 960**	**2 612**
- in subsidiaries	**2 280**	**1 363**
- in associated companies	**54**	**-**
- in parent company	**-**	**-**
4. Sales of short term securities	**216 094**	**82 612**
5. Loans repaid	**500**	**-**
6. Dividends received	**11 484**	**8 572**
7. Interest received	**4 539**	**1 649**
8. Other receipts	**75 960**	**19 233**
II. Cash outflows from investing activities	**(1 952 219)**	**(1 491 667)**
1. Purchases of intangible fixed assets	**(51 338)**	**(36 325)**
2. Purchases of tangible fixed assets	**(1 291 483)**	**(1 199 487)**
3. Purchases of financial fixed assets, including:	**(266 092)**	**(141 593)**
- in subsidiaries	**(83 460)**	**(41 326)**
- in associated companies	**(47 722)**	**(61 710)**
- in parent company	**-**	**-**
4. Repurchase of own shares	**-**	**-**
5. Purchases of short term investments	**(201 001)**	**(99 414)**
6. Loans granted	**(97 740)**	**-**
7. Dividends paid to minority shareholders	**(1 218)**	**(522)**
8. Other payments	**(43 347)**	**(14 326)**

CONSOLIDATED CASH FLOW STATEMENT - CONTINUATION

	2001	2000
C. CASH FLOW FROM FINANCING ACTIVITIES (I-II)	(460 204)	422 863
I. Cash inflows from financing activities	2 310 509	3 137 392
1. Long term loans	305 368	1 188 196
2. Issuance of long term bonds	-	-
3. Short term loans	994 859	993 678
4. Issuance of short term bonds	1 006 075	952 206
5. Issuance of shares	-	-
6. Additional payments to capital	-	7
7. Other receipts	4 207	3 305
II. Cash outflows from financing activities	(2 770 713)	(2 714 529)
1. Repayments of long term loans	(250 143)	(862 105)
2. Repurchase of long term bonds	-	-
3. Repayments of short term loans	(1 318 699)	(570 192)
4. Repurchase of short term bonds	(834 603)	(896 024)
5. Costs of issuance of own shares	-	-
6. Redemption of shares	-	-
7. Dividends and other distributions to shareholders	(21 009)	(21 009)
8. Supervisory Board remuneration	-	-
9. Payments to charities	-	(4 711)
10. Finance lease payments	(990)	(155)
11. Interest paid	(344 093)	(307 928)
12. Other payments	(1 176)	(52 405)
D. NET CASH FLOW (A+/-B+/-C)	27 154	(807)
E. BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS	27 154	(807)
- including changes in cash and cash equivalents resulting from foreign exchange gains/losses	89	(2 320)
F. TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	176 258	177 065
G. TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (F+/- D)	203 412	176 258
- including those limited availability	9 639	4 680

EXPLANATORY NOTES
NOTES TO THE BALANCE SHEET

Note 1A.

INTANGIBLE FIXED ASSETS	2001	2000
a) formation costs	2 567	3 208
b) development costs	118	197
c) company goodwill	-	-
d) licences, patents and similar assets	92 229	65 042
e) computer software	4 092	3 756
f) rights for perpetual usufruct of land	11 971	10 870
g) other intangible fixed assets	2 993	462
h) payments on account intangible fixed assets	10	139
Total intangible fixed assets	**109 888**	**79 918**

Value of intangible fixed assets being collateral for liabilities: - -

(in thousands PLN)

Note 1B.

MOVEMENT IN INTANGIBLE FIXED ASSETS (by groups)

	a) formation costs	b) development cost	c) goodwill	d) licences, patents and similar assets	- computer software	f) rights for perpetual usage of land	g) other intangible fixed assets	h) payments on account intangible fixed assets	**Total intangible fixed assets**
a) gross value at beginning of period	3 208	574	-	108 835	13 901	18 231	725	139	131 712
b) additions	-	35	-	59 158	4 460	4 776	2 673	141	66 783
purchase	-	35	-	45 252	2 227	4 357	1 255	-	50 899
consolidation of new entities	-	-	-	13 704	2 072	-	1 405	141	15 250
other	-	-	-	202	161	419	13	-	634
c) decreases	-	-	-	2 901	1 742	71	55	270	3 297
sales and liquidation	-	-	-	2 497	1 379	71	19	-	2 587
other	-	-	-	404	363	-	36	270	710
d) transfery	-	-	-	-	-	-	-	-	-
e) gross value at end of period	**3 208**	**609**	-	**165 092**	**16 619**	**22 936**	**3 343**	**10**	**195 198**
f) accumulated depreciation at beginning of period	-	377	-	43 793	10 145	7 361	263	-	51 794
g) additions	641	114	-	31 188	3 581	3 634	299	-	35 876
amortisation	641	114	-	27 259	2 438	3 379	202	-	31 595
consolidation of new entities	-	-	-	3 894	1 111	-	97	-	3 991
others	-	-	-	35	32	255	-	-	290
h) decreases	-	-	-	2 118	1 199	30	212	-	2 360
sales and liquidations	-	-	-	2 027	1 129	30	-	-	2 057
other	-	-	-	91	70	-	212	-	303
i) transfers	-	-	-	-	-	-	-	-	-
j) accumulated amortisation at end of period	**641**	**491**	-	**72 863**	**12 527**	**10 965**	**350**	-	**85 310**
k) net book value at end of period	**2 567**	**118**	-	**92 229**	**4 092**	**11 971**	**2 993**	**10**	**109 888**

In 2001 there were no unplanned amortisation charges relating to intangible fixed assets according to the Accouning Act.

Note 2A.

GOODWILL	2001	2000
a) Goodwill from consolidation - subsidiary companies	-	767
ORLEN Petrogaz Płock Sp. z o.o.	-	24
ORLEN Petroprofit Sp. z o.o.	-	743
b) Goodwill from consolidation - associated companies	4 149	-
Naftoport Sp. z o.o.	4 090	-
Associated companies Petrooil Sp. z o.o.	59	-
Total goodwill from consolidation	4 149	767

Note 2B.

CHANGE IN GOODWILL FROM CONSOLIDATION - SUBSIDIARY COMPANIES	2001	2000
a) Gross value at beginning of period	2 202	2 139
ORLEN Petrogaz Płock Sp. z o.o.	579	
ORLEN Petroprofit Sp. z o.o.	1 623	1 623
b) Increases:	-	63
- increase of share in Petrogaz Płock Sp. z o.o.	-	63
c) Decreases:	-	-
d) Gross value at end of period	2 202	2 202
ORLEN Petrogaz Płock Sp. z o.o.	579	579
ORLEN Petroprofit Sp. z o.o.	1 623	1 623
e) Accumulated amortisation at beginning of period	1 435	405
ORLEN Petrogaz Płock Sp. z o.o.	555	337
ORLEN Petroprofit Sp. z o.o.	880	68
f) Amortisation for the period	767	1 030
-Petrooktan Sp. z o.o.	24	218
-Petrogaz Płock Sp. z o.o.	743	812
g) Accumulated amortisation at end of period	2 202	1 435
ORLEN Petrogaz Płock Sp. z o.o.	579	555
ORLEN Petroprofit Sp. z o.o.	1 623	880
h) Net value at end of period	-	767

Note 2C.

CHANGE IN GOODWILL FROM CONSOLIDATION - ASSOCIATE COMPANIES	2001	2000
a) Gross value at beginning of period	1 782	1 782
Naftoport Sp. z o.o.	1 782	1 782
b) Increases:	6 603	-
- increase of share of Naftoport Sp. z o.o.	6 544	-
- consolidation of associate companies by Petrooil Sp. Z o.o.	59	-
c) Decreases:	-	-
d) Gross value at end of period	8 385	1 782
Naftoport Sp. z o.o.	8 326	1 782
Petrooil So. Z o.o. associate companies	59	-
e) Accumulated amortisation at beginning of period	1 782	1 188
Naftoport Sp. z o.o.	1 782	1 188
f) Amortisation for the period	2 454	594
Naftoport Sp. z o.o.	2 454	594
g) Amortisation on goodwill from consolidation at end of period	4 236	1 782
Naftoport Sp. z o.o.	4 236	1 782
h) Net value at end of period	4 149	-

Note 2D.

CALCULATION OF GOODWILL FROM CONSOLIDATION AT THE MOMENT OF PURCHASE OF SHARES

Entity	Cost of purchase	Share in net assets/ equity on the date of purchase	Goodwill from consolidation
ORLEN Petrogaz Płock Sp. z o.o.	6,471	5,892	579
ORLEN Petroprofit Sp. z o.o.	13,536	11,913	1,623
Naftoport Sp. z o.o.	17,060	8,734	8,326
Spółki stowarzyszone Petrooil Sp. z o.o.	194	135	59

Note 3.

TANGIBLE FIXED ASSETS	2001	2000
a) fixed assets, including:	7 736 076	6 528 670
- land	120 914	95 470
- buildings and construction	4 410 126	3 022 791
- plant and equipment	3 000 676	3 231 488
- vehicles	131 735	120 152
- other fixed assets	72 625	58 769
b) construction in progress	843 428	907 749
c) payments on account construction in progress	16 903	11 624
Total tangible fixed assets	8 596 407	7 448 043
Net walue of tangible fixed assets pledged	319 980	190 784

(in thousands PLN)

Note 3B.

MOVEMENTS IN TANGIBLE FIXED ASSETS - CONSOLIDATED (by groups)

	Land	Buildings and constructions	Plant and equipment	Transport	Other fixed assets	Total tangible fixed assets
a) gross value at beginning of period	96 195	5 042 645	7 651 174	444 600	156 792	13 391 406
b) additions	24 930	1 515 616	1 686 135	66 303	60 153	3 353 137
purchase	6 742	640 977	636 412	42 519	27 324	1 353 974
consolidation of new entities	18 181	873 972	1 047 705	22 469	30 995	1 993 322
other	7	667	2 018	1 315	1 834	5 841
c) decreases	211	93 201	84 181	22 170	4 664	204 427
sales and liquidation	36	72 546	79 255	19 135	3 103	174 075
contribution in kind	21	14 531	2 178	1 851	614	19 195
other	154	6 124	2 748	1 184	947	11 157
d) transfery	-	1 076 424	(1 077 970)	-	1 546	-
e) gross value at end of period	120 914	7 541 484	8 175 158	488 733	213 827	16 540 116
f) accumulated depreciation at beginning of period	-	1 979 448	4 413 375	324 290	97 368	6 814 481
g) additions	-	696 623	1 321 586	49 145	47 610	2 114 964
amortisation	-	282 172	583 984	32 345	23 023	921 524
consolidation of new entities	-	414 349	737 140	16 638	24 562	1 192 689
others	-	102	462	162	25	751
h) decreases	-	63 265	78 097	16 590	3 685	161 637
sales and liquidations	-	57 231	75 780	14 912	2 693	150 616
contribution in kind	-	4 600	1 417	1 162	565	7 744
other	-	1 434	900	516	427	3 277
i) transfers	-	487 423	(487 015)	-	(408)	-
j) accumulated depreciation at end of period	-	3 100 229	5 169 849	356 845	140 885	8 767 808
k) provisions for fixed assets at beggining of period	725	40 406	6 311	158	655	48 255
additions	-	10 942	1 453	172	243	12 810
decreases	725	20 219	3 131	177	581	24 833
l) provisions for fixed assets at end of period	-	31 129	4 633	153	317	36 232
m) net book value at end of period	120 914	4 410 126	3 000 676	131 735	72 625	7 736 076

In the year 2001 unplanned depreciation charges amounted to 17,471 thousand zloty which resulted from permanent diminution in value.

Note 3C.

FIXED ASSETS BY CLASS OF OWNERSHIP	2001	2000
a) owned by the company	7 727 073	6 528 670
b) used on the basis of a leasing contract or similar arrangements and included in the assets of the Company	9 003	-
Total fixed assets	7 736 076	6 528 670

Note 3D.

OFF-BALANCE SHEET FIXED ASSETS	2001	2000
off-balance sheet assets used on the basis of the leasing contract or similar arrangements and included in the assets of the lessee, including:	706 076	539 709
- the amount of the perpetual usefruct (calculated for payment purposes)	434 194	353 963
Total off-balance sheet fixed assets	706 076	539 709

Note 4A.

FINANCIAL FIXED ASSETS	2001	2000
a) own shares	-	-
b) shares in associated companies included in consolidation	70 633	346 657
- shares in subsidiary companies	-	-
- shares in associated companies	70 633	346 657
c) other shares, including:	592 649	504 461
- other securities of not consolidated subsidiary companies	23 276	26 513
- other securities of not consolidated associated companies	85 978	52 265
d) long term loans granted, including:	99 800	-
- loans to not consolidated subsidiary companies	-	-
- loans to not consolidated associated companies	-	-
e) other long term securities, including:	-	1
- other long term securities of not consolidated subsidiary companies	-	-
- other long term securities of not consolidated associated companies	-	-
f) other property rights	-	-
e) other long term investments, including:	-	174
Total financial fixed assets	763 082	851 293

(in thousands PLN)

Note 4B. and 4C.

MOVEMENTS IN FINANCIAL FIXED ASSETS (by groups)

	a) balance at beginning of period	b) increases	acquisition of shares	including of new entities into consolidation	valuation adjustment	contributions in kind and others	c) decreases	sales of shares and stakes	permanent diminution in value	including of new entities into consolidation	contributions in kind and others	d) balance at end of period	**Total financial fixed assets**
a) shares and stakes including:	851 118	194 340	161 518	11 256	11 974	9 592	382 176	19 654	39 181	305 457	17 884	663 282	**663 282**
shares in subsidiaries	26 513	17 771	12 936	-	6	4 829	21 008	252	3 241	9 980	7 535	23 276	**23 276**
shares in associates	398 922	63 833	40 722	9 239	11 966	1 906	306 144	54	265	295 477	10 348	156 611	**156 611**
shares in parent company	-	-	-	-	-	-	-	-	-	-	-	-	-
b) long terms loans granted, including:	-	100 257	98 050	-	-	2 207	457	-	-	-	457	99 800	**99 800**
loans to subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-
loans to associates	-	-	-	-	-	-	-	-	-	-	-	-	-
loans to parent company	-	-	-	-	-	-	-	-	-	-	-	-	-
c) other long term securities, including:	1	26 000	26 000	-	-	-	26 001	1	26 000	-	-	-	-
other securities of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-
other securities of associates	-	-	-	-	-	-	-	-	-	-	-	-	-
other securities of parent company	-	-	-	-	-	-	-	-	-	-	-	-	-
d) other property rights (by kinds)	-	-	-	-	-	-	-	-	-	-	-	-	-
e) other long term investments	174	-	-	-	-	-	174	-	-	-	174	-	-
Total financial fixed assets	851 293	320 597	285 568	11 256	11 974	11 799	408 808	19 655	65 181	305 457	18 515	763 082	**763 082**

(in thousands PLN)

Note 4D

SHARES IN SUBSIDIARIES AND ASSOCIATES

	a	b	c	d	e	f	g	h	i	j	k	l	l
No	Name with indication of legal form	location	activity	share capital relationship	method of consolidation	date of start of siginificant influence	balance sheet value of shares	contribution in kind differences	total valuation adjustments	balance sheet value of shares after valuations	procentage of share capital owned	procentage of share capital owned	other than expresses on point j) or k) basis of domination
Subsidiaries consolidated													
1	ORLEN PetroCentrum Sp. z o.o. (former PetroCentrum Sp. z o.o.)	Plock	liquid fuels trading	subsidiary	consolidated	24.09.1996	21 000	-	-	21 000	100.00%	100.00%	-
2	ORLEN Petrogaz Plock Sp. z o.o. (former Petrogaz Plock Sp. z o.o.)	Plock	liquid gas trade	subsidiary	consolidated	15.12.1995	15 804	-	-	15 804	100.00%	100.00%	-
3	ORLEN Medica Sp. z o.o. (former PetroLek Sp. z o.o.)	Plock	medical activity	subsidiary	consolidated	24.11.1997	11 027	1 404	-	9 623	100.00%	100.00%	-
4	ORLEN Budonaft Sp. z o.o. (former CPN BUDONAFT Sp. z o.o.)	Krakow	building and repairs of service stations	subsidiary	consolidated	02.01.1997	3 795	-	-	3 795	100.00%	100.00%	-
5	ORLEN Polimer Sp. z o.o. (former PetroPolimer Sp. z o.o.)	Plock	polymers trading	subsidiary	consolidated	09.04.1998	2 000	-	-	2 000	100.00%	100.00%	-
6	ORLEN Powiernik Sp. z o.o.	Plock	custodian and other services for PKN ORLEN S.A.	subsidiary	consolidated	19.07.2000	4	-	-	4	100.00%	100.00%	-
7	ORLEN KolTrans Sp. z o.o.	Plock	transport, spedition, managing oil containers, liquid fuels and oil trading	subsidiary	consolidated	13.12.2000	40 796	11 305	-	29 491	99.85%	99.85%	-
8	ORLEN Transport Szczecin Sp. z o.o. (former PKN Transport Szczecin Sp. z o.o.)	Szczecin	transport services	subsidiary	consolidated	15.06.2000	3 409	1 552	-	1 857	99.56%	99.56%	-
9	ORLEN Transport Krakow Sp. z o.o. (former PKN Transport Krakow Sp. z o.o.)	Krakow	transport services	subsidiary	consolidated	05.06.2000	11 132	5 757	-	5 375	98.15%	98.15%	-
10	ORLEN Transport Plock Sp. z o.o. (former PetroTransport Sp. z o.o.)	Plock	transport services	subsidiary	consolidated	23.12.1998	25 780	2 027	-	23 753	97.58%	97.58%	-
11	ORLEN Transport Lublin Sp. z o.o. (former PKN Transport Lublin Sp. z o.o.)	Lublin	transport services	subsidiary	consolidated	09.06.2000	9 888	5 245	-	4 643	97.53%	97.53%	-
12	ORLEN Transport Nowa Sol Sp. z o.o. (former PKN Transport Nowa Sol Sp. z o.o.)	Nowa Sol	transport services	subsidiary	consolidated	09.06.2000	9 760	3 670	-	6 090	96.72%	96.72%	-
13	Zaklad Budowy Aparatury S.A.	Plock	building of machines and equipment for industry	subsidiary	consolidated	27.10.1998	17 381	-	-	17 381	96.56%	96.56%	-
14	ORLEN Transport Poznan Sp. z o.o. (former PKN Transport Poznan Sp. z o.o.)	Poznan	transport services	subsidiary	consolidated	01.06.2000	10 865	5 214	-	5 651	96.39%	96.39%	-
15	ORLEN Transport Slupsk Sp. z o.o. (former PKN Transport Slupsk Sp. z o.o.)	Slupsk	transport services	subsidiary	consolidated	23.06.2000	6 515	2 966	-	3 549	96.18%	96.18%	-
16	ORLEN Transport Warszawa Sp. z o.o. (former PKN Transport Warszawa Sp. z o.o.)	Izabelin (Warszawa)	transport services	subsidiary	consolidated	07.06.2000	5 945	3 317	-	2 628	94.49%	94.49%	-
17	Petrotel Sp. z o.o.	Plock	telecommunication services	subsidiary	consolidated	14.08.1997	2 961	-	-	2 961	92.53%	92.53%	-
18	ORLEN Transport Olsztyn Sp. z o.o. (former PKN Transport Olsztyn Sp. z o.o.)	Olsztyn	transport services	subsidiary	consolidated	29.05.2000	5 646	2 766	-	2 880	91.97%	91.97%	-
19	Petrogaz Lapy Sp. z o.o.	Lapy	liquid gas trade	subsidiary	consolidated	19.06.1998	3 200	-	-	3 200	90.40%	90.40%	**
20	ORLEN Transport Kedzierzyn-Kozle Sp. z o.o. (former PKN Transport Kedzierzyn-Kozle Sp. z o.o.)	Kedzierzyn-Koźle	transport services	subsidiary	consolidated	29.05.2000	4 629	2 694	-	1 935	87.88%	87.88%	-
21	ORLEN PetroProfit Sp. z o.o. (former Petroprofit Sp. z o.o.)	Niemce	liquid fuels trading	subsidiary	consolidated	14.09.1995	13 536	-	-	13 536	85.00%	85.00%	-
22	ORLEN WodKan Sp. z o.o. (former PetroKan Sp. z o.o.)	Plock	repairs of water supply and sewage installation	subsidiary	consolidated	22.07.1999	1 810	532	-	1 278	82.28%	82.28%	-
23	Rafineria Trzebinia S.A.	Trzebinia	paraffine processing, production and sales of fuels and oils	subsidiary	consolidated	27.10.1997	74 503	-	-	74 503	77.07%	77.07%	-
24	Petro - Oil Sp. z o.o.	Krakow	trade of chemical and petrochemical products	subsidiary	consolidated	27.08.1998	10 640	-	-	10 640	76.00%	76.00%	***
25	Rafineria Nafty Jedlicze S.A.	Jedlicze	trade of chemical and petrochemical products	subsidiary	consolidated	01.01.1999	64 000	-	-	64 000	75.00%	75.00%	-
26	Anwil S.A.	Wloclawek	producing of PCV and fertilisers	subsidiary	consolidated	05.09.1995	173 852	-	-	173 852	74.97%	74.97%	-
27	Inowroclawskie Kopalnie Soli "SOLINO" S.A.	Inowroclaw	industrial brine production processing of vacuum salt	subsidiary	consolidated	28.09.1996	17 560	-	-	17 560	70.54%	70.54%	-

(in thousands PLN)

SHARES IN SUBSIDIARIES AND ASSOCIATES

No	a	b	c	d	e	f	g	h	i	j	k	l	l
	Name with indication of legal form	location	activity	share capital relationship	method of consolidation	date of start of siginificant influence	balance sheet value of shares	contribution in kind differences	total valuation adjustments	balance sheet value of shares after valuations	procentage of share capital owned	procentage of share capital owned	other than expresses on point j) or k) basis of domination
28	ORLEN Mechanika Sp. z o.o. (former PetroMechanika Sp. z o.o.)	Plock	repair services for mechanical division	subsidiary	consolidated	22.07.1999	3 021	205	-	2 816	68.17%	68.17%	-
29	ORLEN PetroTank Sp. z o.o. (former Petro - Tank Sp. z o.o.)	Widelka	liquid fuels trading	subsidiary	consolidated	09.04.1996	7 050	-	-	7 050	60.00%	60.00%	-
30	ORLEN Automatyka Sp. z o.o. (former Centrum Serwisowe Automatyki Sp. z o.o.)	Plock	repair services for automation	subsidiary	consolidated	30.04.1999	1 263	149	-	1 114	52.63%	52.63%	-
31	ORLEN PetroZachod Sp. z o.o. (former PetroZachod Sp. z o.o.)	Poznan	liquid fuels trading	subsidiary	consolidated	19.01.1998	9 200	-	-	9 200	51.83%	51.83%	-
32	ORLEN Petrogaz Wroclaw Sp. z o.o. (former Petrogaz Wroclaw Sp. z o.o.)	Wroclaw	liquid gas trade	subsidiary	consolidated	25.07.1997	1 600	-	-	1 600	51.61%	51.61%	-
33	ORLEN Remont Sp. z o.o. (former PetroRemont Sp. z o.o.)	Plock	repairs of heat and power plant	subsidiary	consolidated	30.04.1999	1 230	421	-	809	51.23%	51.23%	-
34	Petrolot Sp. z o.o.	Warszawa	liquid fuels trading	subsidiary	consolidated	07.01.1997	10 220	-	-	10 220	51.00%	51.00%	-
35	ORLEN Eltech Sp. z o.o. (former PetroEltech Sp. z o.o.)	Plock	repair services for electrical division	subsidiary	consolidated	22.07.1999	1 071	78	-	993	51.00%	51.00%	-
36	ORLEN Projekt S.A. (former Petroprojekt S.A.)	Plock	technological and construction designing services	subsidiary	consolidated	28.05.1998	765	-	-	765	51.00%	51.00%	-
37	ORLEN EnergoRem Sp. z o.o. (former PetroEnergoRem Sp. z o.o.)	Plock	repair services for petrochemical division	subsidiary	consolidated	30.04.1999	918	257	-	661	51.00%	51.00%	-
38	ORLEN Wir Sp. z o.o. (former PetroWir Sp. z o.o.)	Plock	repair services for spinning machinery division	subsidiary	consolidated	01.10.1999	816	508	-	308	51.00%	51.00%	-
39	Energomedia Sp. z o.o.*	Trzebinia	production, purchasing and forwarding of energy, gas, waste utilisation	subsidiary	consolidated	08.12.1997	27 177	1 947	708	24 522	100.00%	100.00%	-
40	Petrogaz Inowroclaw Sp. z o.o.*	Inowroclaw	liquid fuels trading	subsidiary	consolidated	08.05.1997	3 750	-	-	3 750	100.00%	100.00%	-
41	Przedsiebiorstwo Inwestycyjno-Remontowe RemWil Sp. z o.o.*	Wloclawek	repairs and construction services	subsidiary	consolidated	25.11.1997	3 000	-	-	3 000	100.00%	100.00%	-
42	Petro-Oil Lubelskie Centrum Sprzedazy Sp. z o.o.*	Lublin	trade of petrochemical products and services	subsidiary	consolidated	23.06.2000	1 894	-	-	1 894	100.00%	100.00%	**** the majority in the Supervisory Board belongs to Petro-Oil Sp. z o.o.
43	Bitrex Sp. z o.o.*	Trzebinia	production of asphalt, roofing paper, bituminous pulp and other crude oil products	subsidiary	consolidated	19.06.1996	702	-	-	702	100.00%	100.00%	-
44	RAF-KOLTRANS Sp. z o.o.*	Jedlicze	transport, spedition and vehicle cleaning services	subsidiary	consolidated	17.04.2000	1 850	794	1 056	-	100.00%	100.00%	-
45	NaftoWax Sp. z o.o.*	Trzebinia	production and sales of parrafin, wax and other chemical and crude oil products	subsidiary	consolidated	23.07.1999	4	-	-	4	100.00%	100.00%	-
46	Przedsiebiorstwo Rolne AGRO - Azoty Sp. z o.o. Koniewo*	Koniewo near Olsztyn	farm	subsidiary	consolidated	29.12.1995	988	-	988	-	100.00%	100.00%	-
47	PetroNaft Sp. z o.o.*	Trzebinia	retail and wholesale trading of fuels, chemical and crude oil products	subsidiary	consolidated	22.04.1999	5 607	1 040		4 567	99.99%	99.99%	-
48	NaftoTransRem Sp. z o.o.*	Trzebinia	technical supervising, repairs, transport	subsidiary	consolidated	28.11.1997	9 054	5 859	181	3 014	99.99%	99.99%	-
49	RAF-ENERGIA Sp. z o.o.*	Jedlicze	energy production and trading	subsidiary	consolidated	04.11.1999	1 495	-	1 352	143	99.65%	99.65%	-
50	Przedsiebiorstwo Produkcyjno-Handlowo-Uslugowe Pro-Lab Sp. z o.o.*	Wloclawek	laboratory services	subsidiary	consolidated	08.06.1999	302	-	-	302	99.20%	99.20%	-
51	RAF-TRANS Sp. z o.o.*	Jedlicze	transport, spedition and repairs	subsidiary	consolidated	02.08.1999	1 981	879	574	528	99.06%	99.06%	-
52	EkoNaft Sp. z o.o.*	Trzebinia	laboratory and environment protection services	subsidiary	consolidated	01.12.2000	50	-	-	50	99.00%	99.00%	-
53	RAF-REMAT Sp. z o.o.*	Jedlicze	repair, maintenance, diagnostic, storing and catering cervices	subsidiary	consolidated	08.10.1999	1 688	239	818	631	96.12%	96.12%	-
54	RAF-EKOLOGIA Sp. z o.o.*	Jedlicze	waste utilisation, sewage treatment	subsidiary	consolidated	01.12.1999	636	-	636	-	92.74%	92.74%	-

(in thousands PLN)

SHARES IN SUBSIDIARIES AND ASSOCIATES													
	a	b	c	d	e	f	g	h	i	j	k	l	ł
No	Name with indication of legal form	location	activity	share capital relationship	method of consolidation	date of start of siginificant influence	balance sheet value of shares	contribution in kind differences	total valuation adjustments	balance sheet value of shares after valuations	procentage of share capital owned	procentage of share capital owned	other than expresses on point j) or k) basis of domination
55	P.U.S. i P. CHEMEKO Sp. z o.o.*	Wloclawek	research and analitycal services, designing and technical-engineering services connected with environment protection	subsidiary	consolidated	14.12.1994	10	-	-	10	55.93%	55.93%	-
56	Montonaft Sp. z o.o.*	Trzebinia	building and assembling services	subsidiary	consolidated	14.07.1989	29	-	-	29	51.22%	51.22%	-
57	Petrooktan Sp. z o.o.*	Swidnik	fuel station	subsidiary	consolidated	01.01.1996	408	-	-	408	51.00%	51.00%	-
Subsidiaries consolidated							665 217	-	-	598 079	-	-	-
Subsidiaries not consolidated													
58	ORLEN Sportowa S.A. (former Petro Plock Sportowa S.A.)	Plock	sport activity	subsidiary	not consolidated	14.08.1997	1 000	-	-	1 000	100.00%	100.00%	-
59	SAMRELAKS Machocice Sp. z o.o.	Machocice Kapitulne	catering and hotel services	subsidiary	not consolidated	07.11.2001	1 377	394	-	983	100.00%	100.00%	-
60	ZAWITAJ Swinoujscie Sp. z o.o.	Swinoujscie	catering and hotel services	subsidiary	not consolidated	09.10.2001	530	25	-	505	100.00%	100.00%	-
61	ORLEN Ochrona Sp. z o.o. (former Petroochrona Sp. z o.o.)	Plock	security services	subsidiary	not consolidated	26.08.1998	500	-	-	500	100.00%	100.00%	-
62	CPN Serwis Kielce Sp. z o.o.	Kielce	maitenance services for fuel stations and stores	subsidiary	not consolidated	30.07.1999	321	113	-	208	100.00%	100.00%	-
63	Z.W. Mazowsze Leba-Ulinia Sp. z o.o.	Leba	resting and recreation activity	subsidiary	not consolidated	15.09.1997	456	267	-	189	100.00%	100.00%	-
64	CPN Serwis Gdansk Sp. z o.o.	Gdansk	maitenance services for fuel stations and stores	subsidiary	not consolidated	30.12.1999	223	108	-	115	100.00%	100.00%	-
65	Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.	Opole	import, export, sales of industrial buildings and equipment, internet and logistics services	subsidiary	not consolidated	29.11.2000	3 122	704	-	2 418	99.89%	99.89%	-
66	Serwis Slupsk Sp. z o.o. (former CPN Serwis Slupsk Sp. z o.o.)	Slupsk	maitenance services for fuel stations and stores	subsidiary	not consolidated	13.09.1999	794	118	-	676	99.76%	99.76%	-
67	CPN Serwis Nowa Wies Wielka Sp. z o.o.	Nowa Wies Wielka	maitenance services for fuel stations and stores	subsidiary	not consolidated	11.02.2000	1 261	492	-	769	99.32%	99.32%	-
68	Sanatorium Uzdrowiskowe "Krystynka" Sp. z o.o. (former OWP Krystynka Sp. z o.o.)	Ciechocinek	preventing and curing, resting and recreation activity	subsidiary	not consolidated	16.05.1996	2 246	830	-	1 416	97.86%	97.86%	-
69	Petromot Sp. z o.o.	Kedzierzyn-Kozle	maintenance and trade of cars	subsidiary	not consolidated	15.12.1999	976	4	-	972	97.56%	97.56%	-
70	CPN Serwis Lodz Sp. z o.o.	Lodz	maitenance services for fuel stations and stores	subsidiary	not consolidated	15.06.1999	591	475	-	116	97.25%	97.25%	-
71	CPN Serwis Rzeszow Sp. z o.o.	Rzeszow	maitenance services for fuel stations and stores	subsidiary	not consolidated	07.09.1999	241	61	-	180	96.21%	96.21%	-
72	CPN Serwis Podlasie Sp. z o.o.	Bialystok	maitenance services for fuel stations and stores	subsidiary	not consolidated	31.12.1999	239	118	-	121	89.67%	89.67%	-
73	CPN Serwis Mazowsze Sp. z o.o.	Warszawa	maitenance services for fuel stations and stores	subsidiary	not consolidated	29.07.1999	697	319	-	378	88.50%	88.50%	-
74	D.W. Mazowsze Jaszowiec Sp. z o.o.	Jaszowiec	resting and recreation activity	subsidiary	not consolidated	03.11.1997	129	-	-	129	86.00%	86,00%	-
75	CPN Serwis Krakow Sp. z o.o.	Krakow	maitenance services for fuel stations and stores	subsidiary	not consolidated	20.05.1999	215	180	-	35	83.35%	83.35%	-
76	CPN Serwis Wroclaw Sp. z o.o.	Wroclaw	maitenance services for fuel stations and stores	subsidiary	not consolidated	19.07.1999	180	42	-	138	83.31%	83.31%	-
77	B.H.T. Dromech S.A. Warszawa in liquidation	Warszawa	containers and tanks production	subsidiary	not consolidated	08.09.1999	2 111	-	2 111	-	81.14%	81.14%	-
78	CPN Serwis Kedzierzyn-Kozle Sp. z o.o.	Kedzierzyn-Kozle	maitenance services for fuel stations and stores	subsidiary	not consolidated	24.05.1999	200	46	-	154	80.00%	80.00%	-
79	CPN Serwis Szczecin Sp. z o.o.	Szczecin	maitenance services for fuel stations and stores	subsidiary	not consolidated	18.06.1999	164	6	-	158	78.09%	78.09%	-
80	CPN Serwis Zachod Sp. z o.o.	Nowa Sol	maitenance services for fuel stations and stores	subsidiary	not consolidated	06.01.2000	649	192	-	457	74.31%	74.31%	-
81	CPN Marine Service Gdansk Sp. z o.o.	Gdansk	duty store; production, trade	subsidiary	not consolidated	12.11.1991	35	-	-	35	70.00%	70.00%	-
82	Centrum Edukacji Sp. z o.o. (former Centrum Edukacji Przemyslu Naftowego Sp. z o.o.)	Plock	education and training services	subsidiary	not consolidated	15.11.1999	454	-	-	454	69.43%	69.43%	-
83	CPN Serwis Katowice Sp. z o.o.	Katowice	maitenance services for fuel stations and stores	subsidiary	not consolidated	13.09.1999	93	38	-	55	55.00%	55.00%	-

(in thousands PLN)

SHARES IN SUBSIDIARIES AND ASSOCIATES

	a	b	c	d	e	f	g	h	i	j	k	l	l
No	Name with indication of legal form	location	activity	share capital relationship	method of consolidation	date of start of siginificant influence	balance sheet value of shares	contribution in kind differences	total valuation adjustments	balance sheet value of shares after valuations	procentage of share capital owned	procentage of share capital owned	other than expresses on point j) or k) basis of domination
84	ORLEN Petrogaz Nowa Brzeznica Sp. z o.o. (former Petrogaz Nowa Brzeznica Sp. z o.o.) in liquidation	Nowa Brzeznica	liquid gas trade	subsidiary	not consolidated	19.02.1997	2 288	-	2 288	-	52.00%	52.00%	-
85	Petromor Sp. z o.o.	Gdansk	storing of goods for resale	subsidiary	not consolidated	28.10.1999	1 324	-	-	1 324	51.31%	51.31%	-
86	CPN Serwis Poznan Sp. z o.o.	Poznan	maitenance services for fuel stations and stores	subsidiary	not consolidated	06.09.1999	158	25	-	133	51.00%	51.00%	-
87	ORLEN Morena Sp. z o.o.	Gdansk	wholesale trading of automotive spare parts and accessories, retail and wholesale trading of fuels	subsidiary	not consolidated	10.09.2001	5 300	-	-	5 300	50.48%	50.48%	-
88	Przedsiebiorstwo Rolne Agro - Azoty II Wloclawek Sp. z o.o. Laka*	Laka near Koszalin	farm	subsidiary	not consolidated	26.04.1996	883	-	500	383	100.00%	100.00%	-
89	Zakladowa Straz Pozarna Sp. z o.o.*	Trzebinia	fire fighting services	subsidiary	not consolidated	11.09.1998	1 496	644	-	852	99.97%	99.97%	-
90	Konsorcjum Olejow Przepracowanych - Organizacja Odzysku S.A.	Jedlicze	wholesale trading of waste and scrap	subsidiary	not consolidated	06.11.2001	890	-	-	890	89.00%	89.00%	*****
91	RAF-SLUZBA RATOWNICZA Sp. z o.o.*	Jedlicze	fire fighting and rescue services	subsidiary	not consolidated	09.04.1999	141	-	-	141	88.19%	88.19%	-
92	Petromont Sp. z o.o.*	Niemce near Lublin	trade and building services	subsidiary	not consolidated	16.02.2000	335	-	-	335	85.00%	85.00%	-
93	Przedsiebiorstwo Gazyfikacji Bezprzewodowej PEGEBE S.A.*	Plock	trade and distribution of gas	subsidiary	not consolidated	13.07.2001	208	-	-	208	80.00%	80.00%	-
94	MEDILOGISTYKA Sp. z o.o.*	Plock	wholesale and retail trade of pharmaceutical, food and industry products	subsidiary	not consolidated	24.05.2001	40	-	-	40	80.00%	80.00%	-
95	PetroUkraina Ltd Sp. z o.o.*	Lwow (Ukraine)	introduction of new technologies, forms of retailing and wholesale of petrochemical and other products	subsidiary	not consolidated	05.03.2001	33	-	-	33	80.00%	80.00%	-
96	NTVK (Nacionaline Turto Valdybos Korporacija - spolka akcyjna)*	Vilnius (Lithuania)	trade	subsidiary	not consolidated	22.11.2000	269	-	269	-	76.00%	76,00%	-
97	MEDIKOR Sp. z o.o.*	Jedlicze	services and trade activities, medical supervising of work environment and sanitation	subsidiary	not consolidated	07.07.1999	77	-	-	77	73.33%	73.33%	-
98	RAF-OCHRONA Sp. z o.o.*	Jedlicze	security services	subsidiary	not consolidated	04.02.1999	54	-	-	54	67.13%	67.13%	-
99	VARIA Sp. z o.o.*	Warszawa	transport and spedition services, wholesale and retail trade	subsidiary	not consolidated	07.10.1998	1 000	-	756	244	62.50%	62.50%	-
100	Wspolne Ukrainsko-Polskie Przedsiebiorstwo w formie Sp. z o.o. PETRO-UKRAINA*	Lvov (Ukraine)	entrepreneurial activities related with introduction of new technologies, forms of retail and wholesale trade of petrochemical and other products	subsidiary	not consolidated	10.08.2000	175	-	175	-	62.00%	62.00%	*******
101	Dom Handlowy Arian Petro-Oil*	Kiev (Ukraine)	production and trade of petrochemical products	subsidiary	not consolidated	23.05.2000	94	-	-	97	61.00%	61,00%	******* the majority in the Supervisory Board belongs to Petro-Oil Sp. z o.o.
102	RAN-FLEX Sp. z o.o.*	Kielce	used oils collection	subsidiary	not consolidated	19.02.1998	26	-		26	52.00%	52.00%	-
103	RAN-STAROL Sp. z o.o.*	Katowice	used oils collection	subsidiary	not consolidated	01.09.1998	127	-	26	101	51.00%	51.00%	-
104	RAN-GGC Sp. z o.o.*	Gdansk	used oils collection	subsidiary	not consolidated	04.11.1998	102	-	-	102	51.00%	51.00%	-

(in thousands PLN)

SHARES IN SUBSIDIARIES AND ASSOCIATES

	a	b	c	d	e	f	g	h	i	j	k	l	l
No	Name with indication of legal form	location	activity	share capital relationship	method of consolidation	date of start of siginificant influence	balance sheet value of shares	contribution in kind *differences*	total valuation adjustments	balance sheet value of shares *after valuations*	procentage of share capital *owned*	procentage of share capital *owned*	other than expresses on point j) or k) *basis of domination*
105	RAN-SIGMA Sp. z o.o.*	Walbrzych	used oils collection	subsidiary	not consolidated	17.02.1998	51	-	-	51	51.00%	51.00%	-
106	RAN-OLE-PAR Sp. z o.o.*	Lodz	used oils collection	subsidiary	not consolidated	31.08.1998	51	-	-	51	51.00%	51.00%	-
107	RAN-OIL Sp.z o.o.*	Tarnow	used oils collection	subsidiary	not consolidated	29.01.1998	26	-	-	26	51.00%	51.00%	-
108	RAN-AKANT Sp. z o.o.*	Lublin	used oils collection	subsidiary	not consolidated	16.02.1998	26	-	-	26	51.00%	51.00%	-
109	RAN-PETROMEX Sp. z o.o.*	Opole	used oils collection	subsidiary	not consolidated	07.04.1998	26	-	-	26	51.00%	51.00%	-
110	RAN-KICZMER Sp. z o.o.*	Pisarzowice	used oils collection	subsidiary	not consolidated	07.05.1998	26	-	-	26	51.00%	51.00%	-
111	RAN-DICKMAR Sp. z o.o.*	Tarnobrzeg	used oils collection	subsidiary	not consolidated	25.06.1998	26	-	-	26	51.00%	51.00%	-
112	RAN-AKSES Sp. z o.o.*	Szczecin	used oils collection	subsidiary	not consolidated	07.04.1998	51	-	25	26	51.00%	51.00%	-
113	RAN-WATT Sp. z o.o.*	Torun	used oils collection	subsidiary	not consolidated	29.04.1998	25	-	25	-	51.00%	51.00%	-
114	RAN-MEGA Sp. z o.o.*	Gliwice	used oils collection	subsidiary	not consolidated	28.05.1998	25	-	25	-	51.00%	51.00%	-
Subsidiaries not consolidated							**34 157**	-	-	**22 759**	-	-	-
TOTAL SUBSIDIARIES							**699 374**	-	-	**620 838**	-	-	-
Associates consolidated													
115	Naftoport Sp. z o.o.	Gdansk	construction and utilising of liquid fuels, reloading terminals	associate	equity method	17.07.1991	35 319	-	-	50 931	48.71%	48.71%	-
116	Flexpol Sp. z o.o.	Plock	foil production	associate	equity method	03.01.2000	4 800	-	-	6 654	40.00%	40,00%	-
117	Chemiepetrol GmbH	Hamburg	trade and intermediary activities regarding chemical and similar goods	associate	equity method	28.04.1993	397	-	-	656	20.00%	20,00%	-
118	P.U.P. WIRCOM Sp. z o.o.*	Wloclawek	repairs of electric-spinning machines	associate	equity method	13.04.1994	15	-	-	1 745	49.02%	49.02%	-
119	Z.U.P. EKO-DRoG Sp. z o.o.*	Wloclawek	cultivation of land, roads and green areas	associate	equity method	03.03.1994	2	-	-	619	48.78%	48.78%	-
120	P.W. EURO-TRANSCHEM Sp. z o.o.*	Wloclawek	transport and sales of fuels	associate	equity method	26.02.1993	12	-	-	696	47.95%	47.95%	-
121	P.H.U.P. TRANSCHEM Sp. z o.o.*	Wloclawek	railroad transport and repairs	associate	equity method	26.02.1993	110	-	-	2 491	47.39%	47.39%	-
122	Z.M. Azomet Sp. z o.o.*	Wloclawek	installation-industrial services, repairs	associate	equity method	26.02.1993	26	-	-	1 983	47.12%	47.12%	-
123	APEX-ELZAR Sp. z o.o.*	Wloclawek	maintenance of measuring and controlling equipment	associate	equity method	31.08.1993	138	-	-	1 306	46.96%	46.96%	-
124	S.P.P. PROFMED Sp. z o.o.*	Wloclawek	medical services	associate	equity method	19.12.1994	7	-	-	188	45.86%	45.86%	-
125	P.P.H.U. ARBUD Sp. z o.o.*	Wloclawek	building, construction and repairs services	associate	equity method	26.02.1993	4	-	-	1 163	45.26%	45.26%	-
126	ZOH Sp. z o.o.*	Wloclawek	office support for schools and advisory services	associate	equity method	14.12.1994	5	-	-	239	45.05%	45.05%	-
127	P.W. PRAKON Sp. z o.o.*	Wloclawek	maintenance and laundry services	associate	equity method	21.09.1994	2	-	-	136	32.84%	32.84%	-
128	Petro-Oil Malopolskie Centrum Sprzedazy Sp. z o.o.*	Szczucin	production and trade of petrochemical products	associate	equity method	30.10.2000	1 425	-	-	1 397	24.00%	24.00%	the majority in the Supervisory Board
129	Petro-Oil Slaskie Centrum Sprzedazy Sp. z o.o.	Olkusz	production and trade of petrochemical products	associate	equity method	09.04.2001	194	-	-	33	24.00%	24.00%	the majority in the Supervisory Board
130	Petro-Oil Wielkopolskie Centrum Sprzedazy Sp. z o.o.*	Suchy Las near Poznan	production and trade of petrochemical products	associate	equity method	25.05.2000	33	-	-	237	22.00%	22.00%	the majority in the Supervisory Board
131	DWS PERIA Sp. z o.o.*	Ustka	recreational services	associate	equity method	26.04.1994	4	-	-	159	20.24%	20.24%	-
Associates consolidated							**42 493**	-	-	**70 633**	-	-	-

The Capital Group of Polski Koncern Naftowy ORLEN S.A.
Consolidated financial statements for the year 2001
(in thousands PLN)
(Translation of a document originally issued in Polish)

SHARES IN SUBSIDIARIES AND ASSOCIATES

No	a	b	c	d	e	f	g	h	i	j	k	l	l
	Name with indication of legal form	location	activity	share capital relationship	method of consolidation	date of start of siginificant influence	balance sheet value of shares	contribution in kind differences	total valuation adjustments	balance sheet value of shares after valuations	procentage of share capital owned	procentage of share capital owned	other than expresses on point j) or k) basis of domination
Associates not consolidated													
132	Niezalezny Operator Miedzystrefowy Sp. z o.o.	Warszawa	telecommunication services	stowarzyszony	not consolidated	31.05.2000	84 004	-	-	84 004	35.00%	35.00%	-
133	Motell Sp. z o.o.	Morawica	catering and hotel services	stowarzyszony	not consolidated	26.03.1999	700	-	-	700	35.00%	35.00%	-
134	Petro-Oil CZ s.r.o.	Brno Prikop (Czech Republic)	production, trade and services in oil industry	stowarzyszona	not consolidated	18.12.2001	54	-	-	54	49.00%	49.00%	the majority in the Supervisory Board
135	RAN-BIALY Sp. z o.o.*	Bialystok	used oils collection	stowarzyszony	not consolidated	04.10.2000	61	-	-	61	46.70%	46.70%	-
136	Piast Sp. z o.o.*	Krakow	fuels trade	stowarzyszona	not consolidated	12.09.1991	360	-	-	360	40.00%	40.00%	-
137	Petro-Oil SEEWAX Sp. z o.o.*	Sulejowek near Warszawa	trade and services in oil industry	stowarzyszona	not consolidated	18.08.1999	190	-	-	190	25.00%	25.00%	the majority in the Supervisory Board
138	Petro-Oil Podlaskie Centrum Sprzedazy Sp. z o.o.*	Bialystok	trade and services in oil industry	stowarzyszona	not consolidated	26.10.2000	168	-	-	168	24.00%	24.00%	the majority in the Supervisory Board
139	Petro-Oil Zachodniopomorskie Centrum Sprzedazy Sp. z o.o.*	Szczecin	production, trade and services	stowarzyszona	not consolidated	27.12.2000	168	-	-	168	24.00%	24.00%	the majority in the Supervisory Board
140	Petro-Oil Dolnoslaskie Centrum Sprzedazy Sp. z o.o. (former Petro-Oil BUWAR Sp. z o.o.)*	Legnica	production and trade of petrochemical products	stowarzyszona	not consolidated	17.11.1999	132	-	-	132	24.00%	24.00%	the majority in the Supervisory Board
141	Petro-Oil Pomorskie Centrum Sprzedazy Sp. z o.o.*	Gdansk	trade and services in oil industry	stowarzyszona	not consolidated	02.10.2000	108	-	-	108	24.00%	24.00%	the majority in the Supervisory Board
142	Petro-Pak S.A.*	Mielec	production, trade and services	stowarzyszona	not consolidated	28.11.2000	20	-	-	20	20.00%	20.00%	-
143	RAF-UNIWERSAL Sp. z o.o.*	Jedlicze	trade and services	stowarzyszona	not consolidated	06.01.1999	13	-	-	13	20.00%	20.00%	-
Associates not consolidated							85 978	-	-	85 978	-	-	-
TOTAL ASSOCIATES							128 471	-	-	156 611	-	-	-

* Subsidiaries and associates of the companies fully consolidated (Rafineria Trzebinia S.A., Rafineria Nafty Jedlicze S.A., ORLEN PetroProfit Sp. z o.o., Petro-Oil Sp. z o.o., ORLEN PetroTank Sp. z o.o., Anwil S.A., ORLEN Petrogaz Plock Sp. z o.o)
** the Company - 39.55%, ORLEN Petrogaz Plock Sp. z o.o. - 50.85%
*** the Company - 28%, Rafineria Trzebinia .A. - 24%, Rafineria Jedlicze S.A. - 24%
**** Petro-Oil Sp. z o.o. - 24%, ORLEN PetroProfit Sp. z o.o. - 76%
***** Rafineria Nafty Jedlicze S.A. - 81%, Rafineria Trzebinia S.A. - 8%
****** ORLEN PetroProfit Sp. z o.o. 31%, ORLEN PetroTank Sp. z o.o. 31%
******* Petro-Oil Sp. z o.o. - 56%, Rafineria Jedlicze S.A. - 5%

(in thousands PLN)

Note 4E.

SHARES IN SUBSIDIARIES AND ASSOCIATES (INVESTMENTS)- (cont.)

No	a	m						n		o		p	r	s	t
		share capital, including:						Entity's payables		Entity's receivables					
	Name	Share/ enterprise capital	Unpaid share capital (negative value)	Reserve capital	Other capital, including:	Undistributed profits (losses) from previous years	Net profit (loss)	including:	amounts falling due after one year	including:	amounts falling due after one year	Entity's total assets	Proceeds from sales	Unpaid by the issuing entity value of shares	dividends paid or accrued/share in profits for the previous financial year
Subsidiaries															
1	ORLEN PetroCentrum Sp. z o.o. (former PetroCentrum Sp. z o.o.)*	21 000	-	19 702	276	(32)	308	8 889	-	2 611	-	53 309	119 966	-	-
2	ORLEN Petrogaz Plock Sp. z o.o. (former Petrogaz Plock Sp. z o.o.)*	21 823	-	22 658	6 989	-	6 989	32 211	295	27 950	539	85 053	324 228	-	-
3	ORLEN Medica Sp. z o.o. (former PetroLek Sp. z o.o.)*	11 027	-	394	196	-	196	1 560	-	1 110	-	13 334	11 126	-	-
4	ORLEN Budonaft Sp. z o.o. (former CPN BUDONAFT Sp. z o.o.)*	3 795	-	3 430	(2 103)	(35)	(2 068)	9 832	-	5 644	-	15 002	45 010	-	-
5	ORLEN Polimer Sp. z o.o. (former PetroPolimer Sp. z o.o.)*	2 000	-	3 916	1 127	-	1 127	4 749	-	3 830	-	11 824	74 049	-	-
6	ORLEN Powiernik Sp. z o.o.***	4	-	230 314	30	-	30	6	-	10	-	230 354	120	-	-
7	ORLEN KolTrans Sp. z o.o.*	40 859	-	-	794	-	794	1 718	-	1 714	-	43 908	15 034	-	-
8	ORLEN Transport Szczecin Sp. z o.o. (former PKN Transport Szczecin Sp. z o.o.)*	3 424	-	275	808	-	808	1 189	139	1 303	-	5 964	6 274	-	-
9	ORLEN Transport Krakow Sp. z o.o. (former PKN Transport Krakow Sp. z o.o.)*	11 342	-	456	(269)	(476)	207	1 841	-	3 844	-	14 373	26 468	-	-
10	ORLEN Transport Plock Sp. z o.o. (former PetroTransport Sp. z o.o.)*	26 420	-	3 474	168	-	168	6 105	-	6 577	-	37 115	61 070	-	-
11	ORLEN Transport Lublin Sp. z o.o. (former PKN Transport Lublin Sp. z o.o.)*	10 139	-	1 752	1 299	-	1 299	1 511	-	3 169	-	15 591	17 871	-	-
12	ORLEN Transport Nowa Sol Sp. z o.o. (former PKN Transport Nowa Sol Sp. z o.o.)*	10 090	-	2 311	3 240	-	3 240	1 755	-	4 453	-	18 872	20 654	-	-
13	Zaklad Budowy Aparatury S.A.*	18 000	-	9 193	(1 142)	-	(1 142)	4 222	-	8 924	-	31 085	29 574	-	295
14	ORLEN Transport Poznan Sp. z o.o. (former PKN Transport Poznan Sp. z o.o.)*	11 273	-	1 341	1 612	-	1 612	1 967	-	4 050	-	17 726	25 221	-	-
15	ORLEN Transport Slupsk Sp. z o.o. (former PKN Transport Slupsk Sp. z o.o.)*	6 774	-	1 464	1 478	-	1 478	1 959	520	3 526	-	13 234	24 530	-	-
16	ORLEN Transport Warszawa Sp. z o.o. (former PKN Transport Warszawa Sp. z o.o.)*	6 291	-	318	(142)	(882)	740	1 160	-	2 250	-	9 674	10 649	-	-
17	Petrotel Sp. z o.o.*	3 200	-	8 600	3 314	-	3 314	16 127	4 682	4 723	-	33 395	30 483	-	-
18	ORLEN Transport Olsztyn Sp. z o.o. (former PKN Transport Olsztyn Sp. z o.o.)*	6 140	-	956	355	-	355	1 132	-	2 315	-	9 533	11 609	-	-
19	Petrogaz Lapy Sp. z o.o.*	3 540	-	-	(1 731)	(810)	(921)	1 629	-	499	-	3 457	7 761	-	-
20	ORLEN Transport Kedzierzyn-Kozle Sp. z o.o. (former PKN Transport Kedzierzyn-Kozle Sp. z o.o.)*	5 267	-	521	798	(133)	931	841	-	2 863	-	7 979	12 102	-	-
21	ORLEN PetroProfit Sp. z o.o. (former Petroprofit Sp. z o.o.)*	11 500	-	18 881	(3 138)	-	(3 138)	47 712	5 525	18 421	-	76 116	356 757	-	-
22	ORLEN WodKan Sp. z o.o. (former PetroKan Sp. z o.o.)*	2 200	-	739	278	-	278	3 141	-	3 515	-	8 054	19 037	-	2
23	Rafineria Trzebinia S.A.**	43 042	-	148 539	2 976	-	2 976	120 328	3 700	92 850	-	330 271	1 285 753	-	-
24	Petro - Oil Sp. z o.o.*	14 000	-	7 541	(560)	(813)	253	97 895	8	92 280	-	120 152	444 680	-	-
25	Rafineria Nafty Jedlicze S.A.**	78 000	-	75 477	3 388	(7 753)	11 141	247 672	157 011	94 348	-	417 237	1 033 165	-	-
26	Anwil S.A.**	150 000	-	318 946	306 795	-	20 398	369 399	148 346	126 669	849	1 175 355	1 087 819	-	-
27	Inowroclawskie Kopalnie Soli "SOLINO" S.A.*	19 146	-	31 673	15 278	(4 424)	4 530	118 058	90 228	9 719	-	190 961	63 470	-	-
28	ORLEN Mechanika Sp. z o.o. (former PetroMechanika Sp. z o.o.)*	4 432	-	1 592	172	-	172	6 824	-	5 848	-	16 404	38 064	-	-
29	ORLEN PetroTank Sp. z o.o. (former Petro - Tank Sp. z o.o.)*	11 750	-	18 558	6 684	-	6 684	121 984	22 243	69 899	-	173 964	791 643	-	-

(in thousands PLN)

Note 4E.

SHARES IN SUBSIDIARIES AND ASSOCIATES (INVESTMENTS)- (cont.)

	a	m						n		o		p	r	s	t
		share capital, including:						Entity's payables		Entity's receivables					
No	Name	Share/ enterprise capital	Unpaid share capital (negative value)	Reserve capital	Other capital, including:	Undistributed profits (losses) from previous years	Net profit (loss)	including:	amounts falling due after one year	including:	amounts falling due after one year	Entity's total assets	Proceeds from sales	Unpaid by the issuing entity value of shares	dividends paid or accrued/share in profits for the previous financial year
30	ORLEN Automatyka Sp. z o.o. (former Centrum Serwisowe Automatyki Sp. z o.o.)*	2 400	-	5 024	(1 351)	(3 574)	2 223	3 168	-	2 728	-	13 830	26 313	-	316
31	ORLEN PetroZachod Sp. z o.o. (former PetroZachod Sp. z o.o.)*	17 749	-	6 074	(42)	(334)	292	51 434	4 712	30 674	-	75 799	458 689	-	-
32	ORLEN Petrogaz Wroclaw Sp. z o.o. (former Petrogaz Wroclaw Sp. z o.o.)*	3 100	-	783	(249)	-	(249)	4 287	2	2 704	-	8 046	30 553	-	-
33	ORLEN Remont Sp. z o.o. (former PetroRemont Sp. z o.o.)*	2 400	-	4 885	2 089	-	2 089	3 364	-	3 074	-	14 436	30 799	-	271
34	Petrolot Sp. z o.o.	20 039	-	16 126	3 860	(880)	4 740	48 384	8 782	34 698	-	90 268	486 456	-	-
35	ORLEN Eltech Sp. z o.o. (former PetroEltech Sp. z o.o.)*	2 100	-	2 098	660	-	660	9 724	-	6 471	-	18 087	34 163	-	81
36	ORLEN Projekt S.A. (former Petroprojekt S.A.)*	1 500	-	11 636	2 322	-	2 322	4 118	-	6 527	-	24 095	23 967	-	383
37	ORLEN EnergoRem Sp. z o.o. (former PetroEnergoRem Sp. z o.o.)*	1 800	-	732	586	-	586	2 783	-	2 355	-	7 718	20 219	-	-
38	ORLEN Wir Sp. z o.o. (former PetroWir Sp. z o.o.)*	1 600	-	1 740	635	-	635	1 754	-	2 475	-	7 680	17 197	-	98
39	Energomedia Sp. z o.o.*	27 178	-	59	48	(51)	99	6 598	-	5 230	-	34 029	37 777	-	-
40	Petrogaz Inowroclaw Sp. z o.o.*	3 750	-	1 248	(341)	-	(341)	2 685	126	2 150	-	7 401	20 989	-	-
41	Przedsiebiorstwo Inwestycyjno-Remontowe RemWil Sp. z o.o.*	3 000	-	2 788	1 261	-	1 261	12 884	-	16 782	34	22 170	75 382	-	-
42	Petro-Oil Lubelskie Centrum Sprzedazy Sp. z o.o.*	1 900	-	6	310	-	310	9 421	-	5 032	-	11 727	38 882	-	-
43	Bitrex Sp. z o.o.*	4	-	2 146	(705)	-	(705)	4 681	-	3 267	-	6 166	68 660	-	-
44	RAF-KOLTRANS Sp. z o.o.*	1 850	-	109	(1 034)	(190)	(844)	584	-	393	-	1 769	4 352	-	-
45	Przedsiebiorstwo Rolne AGRO - Azoty Sp. z o.o. Koniewo***	988	-	-	(1 577)	(1 197)	(380)	4 180	2 003	62	-	3 635	2 107	-	-
46	NaftoWax Sp. z o.o.*	4	-	592	522	-	522	5 909	-	2 507	-	7 094	93 745	-	-
47	PetroNaft Sp. z o.o.*	5 608	-	1 289	820	-	820	58 641	-	46 610	-	66 505	855 029	-	-
48	NaftoTransRem Sp. z o.o.*	9 054	-	570	(319)	-	(319)	1 435	-	3 599	-	10 830	12 721	-	-
49	RAF-ENERGIA Sp. z o.o.*	1 500	-	-	(869)	(327)	(542)	3 668	-	3 299	-	4 780	21 733	-	-
50	Przedsiebiorstwo Produkcyjno-Handlowo-Uslugowe Pro-Lab Sp. z o.o.*	305	-	-	20	-	20	3 734	768	1 551	-	4 262	14 313	-	-
51	RAF-TRANS Sp. z o.o.*	2 000	-	-	(335)	(167)	(168)	489	-	756	-	2 381	6 616	-	-
52	EkoNaft Sp. z o.o.*	50	-	217	302	-	302	1 010	-	1 303	-	1 666	11 048	-	-
53	RAF-REMAT Sp. z o.o.*	1 756	-	219	(236)	(370)	134	861	-	934	-	3 166	8 029	-	-
54	RAF-EKOLOGIA Sp. z o.o.*	686	-	12	(289)	(284)	(5)	1 417	-	1 854	-	2 240	13 138	-	-
55	P.U.S. i P. CHEMEKO Sp. z o.o.***	18	-	1 572	366	-	366	644	32	1 150	-	2 677	6 384	-	-
56	Montonaft Sp. z o.o.*	8	-	1 557	570	-	570	4 046	-	4 040	-	6 263	30 315	-	53
57	Petrooktan Sp. z o.o.***	780	-	516	110	-	110	659	-	301	-	2 065	8 581	-	-
58	ORLEN Sportowa S.A. (former Petro Plock Sportowa S.A.)*	1 000	-	609	(337)	(233)	(131)	6 288	59	2 372	-	7 828	32 361	-	-
59	SAMRELAKS Machocice Sp. z o.o.***	1 378	-	-	(453)	-	(453)	454	-	207	-	1 379	469	-	-
60	ZAWITAJ Swinoujscie Sp. z o.o.***	531	-	-	(345)	-	(345)	217	-	38	-	403	196	-	-
61	ORLEN Ochrona Sp. z o.o. (former Petroochrona Sp. z o.o.)*	500	-	169	933	-	933	4 940	186	4 017	-	6 740	29 892	-	-
62	CPN Serwis Kielce Sp. z o.o.***	322	13	-	(9)	-	(9)	193	-	368	-	604	1 899	-	-
63	Z.W. Mazowsze Leba-Ulinia Sp. z o.o.*	456	-	-	(972)	(752)	(220)	3 639	-	105	-	3 150	2 642	-	-
64	CPN Serwis Gdansk Sp. z o.o.*	223	-	88	269	-	269	286	-	498	-	866	3 470	-	-
65	Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.***	3 125	-	-	491	(13)	504	1 095	-	1 182	-	4 784	10 613	-	-
66	Serwis Slupsk Sp. z o.o. (former CPN Serwis Slupsk Sp. z o.o.)*	797	-	923	535	-	535	311	-	728	-	2 681	4 283	-	-
67	CPN Serwis Nowa Wies Wielka Sp. z o.o.*	1 269	-	-	24	(14)	38	403	-	470	-	1 835	3 894	-	-
68	Sanatorium Uzdrowiskowe "Krystynka" Sp. z o.o. (former OWP Krystynka Sp. z o.o.)***	2 295	-	109	12	-	12	211	-	215	-	2 640	2 151	-	-

(in thousands PLN)

Note 4E.

SHARES IN SUBSIDIARIES AND ASSOCIATES (INVESTMENTS)- (cont.)

No	a	m						n		o		p	r	s	t
	Name	Share/ enterprise capital	share capital, including:					Entity's payables		Entity's receivables		Entity's total assets	Proceeds from sales	Unpaid by the issuing entity value of shares	dividends paid or accrued/share in profits for the previous financial year
			Unpaid share capital (negative value)	Reserve capital	Other capital, including:	Undistributed profits (losses) from previous years	Net profit (loss)	including:	amounts falling due after one year	including:	amounts falling due after one year				
69	Petromot Sp. z o.o.***	1 000	-	-	(1 023)	(366)	(657)	2 296	423	234	-	2 492	9 630	-	-
70	CPN Serwis Lodz Sp. z o.o.***	608	-	123	96	-	96	423	-	825	-	1 456	2 801	-	-
71	CPN Serwis Rzeszow Sp. z o.o.***	251	-	-	386	-	148	400	-	358	-	1 090	2 923	-	-
72	CPN Serwis Podlasie Sp. z o.o.*	266	-	-	242	-	102	418	-	677	-	964	3 248	-	-
73	CPN Serwis Mazowsze Sp. z o.o.***	788	-	168	18	-	18	1 937	-	1 815	-	3 366	17 060	-	-
74	D.W. Mazowsze Jaszowiec Sp. z o.o.***	150	-	2	(349)	(187)	(162)	1 875	-	87	-	1 678	1 132	-	-
75	CPN Serwis Krakow Sp. z o.o.***	258	-	149	(69)	-	(69)	277	-	290	-	650	3 311	-	-
76	CPN Serwis Wroclaw Sp. z o.o.***	216	-	1 004	379	-	379	705	-	695	-	2 346	4 677	-	-
77	B.H.T. Dromech S.A. Warszawa under liquidation***	The company under liquidation												-	-
78	CPN Serwis Kedzierzyn-Kozle Sp. z o.o.***	250	-	30	49	-	49	275	-	430	-	687	2 049	-	-
79	CPN Serwis Szczecin Sp. z o.o.***	210	-	174	143	-	143	435	-	643	-	1 211	3 219	-	-
80	CPN Serwis Zachod Sp. z o.o.*	874	-	316	86	-	86	666	-	905	-	2 087	5 524	-	-
81	CPN Marine Service Gdansk Sp. z o.o.***	50	-	69	57	-	57	146	-	160	-	322	2 497	-	-
82	Centrum Edukacji Sp. z o.o. (former Centrum Edukacji Przemyslu Naftowego Sp. z o.o.)*	654	-	79	216	-	216	411	-	325	-	1 538	6 935	-	-
83	CPN Serwis Katowice Sp. z o.o.***	170	-	314	163	-	163	431	-	477	-	1 071	4 142	-	-
84	ORLEN Petrogaz Nowa Brzeznica Sp. z o.o. (former Petrogaz Nowa Brzeznica Sp. z o.o.) under liquidation*	The company under liquidation												-	-
85	Petromor Sp. z o.o.***	2 580	-	-	64	(19)	83	77	-	119	-	2 721	1 759	-	-
86	CPN Serwis Poznan Sp. z o.o. ***	310	-	195	(7)	-	(7)	1 191	-	1 036	-	1 700	4 420	-	-
87	ORLEN Morena Sp. z o.o.***	10 500	-	-	54	-	54	5 080	-	4 186	-	15 634	17 002	-	-
88	Przedsiebiorstwo Rolne Agro - Azoty II Wloclawek Sp. z o.o. Laka***	883	-	-	(491)	(539)	38	1 762	777	117	-	2 191	1 898	-	-
89	Zakladowa Straz Pozarna Sp. z o.o.***	1 497	-	110	56	-	56	339	-	372	-	2 021	3 443	-	-
90	Konsorcjum Olejow Przepracowanych - Organizacja Odzysku S.A.***	1 000	The company did not start its activities											-	-
91	RAF-SLUZBA RATOWNICZA Sp. z o.o.****	160	-	-	(21)	(23)	2	321	-	324	-	460	3 146	-	-
92	Petromont Sp. z o.o.***	400	-	45	(10)	-	(10)	88	-	132	-	537	2 542	-	-
93	Przedsiebiorstwo Gazyfikacji Bezprzewodowej PEGEBE S.A.*	840	-	-	(1 253)	(858)	(395)	1 136	-	113	-	724	3 260	-	-
94	MEDILOGISTYKA Sp. z o.o.***	50	-	-	(5)	-	(5)	-	-	1	-	45	12	-	-
95	PetroUkraina Ltd Sp. z o.o.***	40	(4)	-	(28)	-	(28)	3	-	2	-	11	-	-	-
96	NTVK (Nacionaline Turto Valdybos Korporacija - spolka akcyjna)*	199	-	-	(207)	(90)	(310)	326	74	64	-	318	248	-	-
97	MEDIKOR Sp. z o.o.***	105	-	13	6	-	6	28	-	39	-	152	676	-	-
98	RAF-OCHRONA Sp. z o.o.***	80	-	-	7	(4)	11	248	-	161	-	335	1 468	-	-
99	VARIA Sp. z o.o.*	1 600	-	-	(1 052)	(1 110)	58	4 730	2 727	1 816	-	5 304	13 823	-	-
100	Wspolne Ukrainsko-Polskie Przedsiebiorstwo in form of Sp. z o.o. (Ltd) PETRO-UKRAINA***	The company under liquidation												-	-
101	Dom Handlowy Arian Petro-Oil***	No financial data												-	-
102	RAN-FLEX Sp. z o.o.*	50	-	194	(38)	(49)	11	221	-	239	-	427	6 286	-	-
103	RAN-STAROL Sp. z o.o.*	250	-	-	(165)	(168)	3	400	-	303	-	485	4 189	-	-
104	RAN-GGC Sp. z o.o.*	127	-	1	(30)	(30)	-	86	-	57	-	184	1 095	-	-
105	RAN-SIGMA Sp. z o.o.*	100	-	68	60	-	60	181	-	256	-	409	4 573	-	-
106	RAN-OLE-PAR Sp. z o.o.*	100	-	105	(82)	-	(82)	60	-	17	-	183	1 679	-	-

(in thousands PLN)

Note 4E.

SHARES IN SUBSIDIARIES AND ASSOCIATES (INVESTMENTS)- (cont.)

No	a: Name	m: share capital, including: Share/ enterprise capital	Unpaid share capital (negative value)	Reserve capital	Other capital, including:	Undistributed profits (losses) from previous years	Net profit (loss)	n: Entity's payables including:	amounts falling due after one year	o: Entity's receivables including:	amounts falling due after one year	p: Entity's total assets	r: Proceeds from sales	s: Unpaid by the issuing entity value of shares	t: dividends paid or accrued/share in profits for the previous financial year
107	RAN-OIL Sp.z o.o.***	330	-	300	37	-	37	18	-	43	-	685	2 657	-	-
108	RAN-AKANT Sp. z o.o.*	50	-	2	(101)	(135)	34	1 031	-	926	-	992	7 367	-	-
109	RAN-PETROMEX Sp. z o.o.*	50	-	62	7	-	7	129	-	181	-	248	2 764	-	-
110	RAN-KICZMER Sp. z o.o.*	50	-	179	17	-	17	309	-	280	-	555	2 966	-	-
111	RAN-DICKMAR Sp. z o.o.*	50	-	163	56	-	56	501	-	116	-	770	3 443	-	15
112	RAN-AKSES Sp. z o.o.*	100	-	-	(26)	(38)	12	77	-	64	-	151	1 621	-	-
113	RAN-WATT Sp. z o.o.***	The company under liquidation													-
114	RAN-MEGA Sp. z o.o.*	50	-	-	(85)	(92)	7	745	-	632	-	710	13 407	-	-
	TOTAL	708 797	9	1 000 782	353 409	(27 452)	78 684	1 533 797	453 368	827 157	1 422	3 731 901	8 719 106	-	1 514
Associates															
115	Naftoport Sp. z o.o.*	45 942	-	8 187	50 431	-	20 974	1 925	-	1 433	-	108 600	48 386	-	8 916
116	Flexpol Sp. z o.o.*	12 000	-	-	4 634	-	4 634	8 245	-	10 119	-	25 573	62 629	-	1 086
117	Chemiepetrol GmbH in thousand DEM*	100	-	-	1 772	1 440	332	375	-	2 090	-	3 717	16 050	-	156
118	P.U.P. WIRCOM Sp. z o.o.*	31	-	3 079	450	-	450	1 692	-	3 435	-	5 391	14 090	-	-
119	Z.U.P. EKO-DROG Sp. z o.o.***	4	-	1 002	105	-	105	314	43	662	-	1 649	4 305	-	-
120	P.W. EURO-TRANSCHEM Sp. z o.o.*	24	-	87	18	-	18	1 460	273	1 681	-	3 000	10 794	-	-
121	P.H.U.P. TRANSCHEM Sp. z o.o.*	232	-	202	954	-	954	1 802	-	2 360	-	7 251	16 133	-	44
122	Z.M. Azomet Sp. z o.o.*	56	-	3 521	630	14	616	3 570	140	3 709	-	7 875	16 428	-	-
123	APEX-ELZAR Sp. z o.o.*	294	-	1 449	478	(198)	676	1 593	209	2 493	-	4 454	15 484	-	-
124	S.P.P. PROFMED Sp. z o.o.***	16	-	358	37	-	37	227	32	394	-	683	3 876	-	-
125	P.P.H.U. ARBUD Sp. z o.o.*	10	-	47	572	-	572	846	24	2 295	-	3 507	11 370	-	-
126	ZOH Sp. z o.o.***	10	-	639	(120)	-	(120)	772	-	957	-	1 496	8 144	-	-
127	P.W. PRAKON Sp. z o.o.***	7	-	-	125	-	125	883	-	1 395	-	1 597	7 019	-	-
128	Petro-Oil Malopolskie Centrum Sprzedazy Sp. z o.o.*	6 000	-	-	116	-	116	25 000	-	13 932	-	31 126	83 237	-	-
129	Petro-Oil Slaskie Centrum Sprzedazy Sp. z o.o.*	800	-	-	(238)	-	(238)	11 765	-	9 018	-	12 340	33 740	-	-
130	Petro-Oil Wielkopolskie Centrum Sprzedazy Sp. z o.o.*	148	-	582	338	-	338	16 708	-	9 431	-	17 883	53 871	-	-
131	DWS PERLA Sp. z o.o.***	21	-	560	60	-	60	250	89	92	-	1 035	3 255	-	-
132	Niezalezny Operator Miedzystrefowy Sp. z o.o.*	240 000	-	-	(5 062)	(1 558)	(3 504)	118 290	-	171 988	245	361 053	136 810	-	-
133	Motell Sp. z o.o.*	2 000	-	-	(1 449)	(1 587)	138	795	-	149	-	1 365	5 164	-	-
134	Peto-Oil CZ s.r.o.***	111	The company did not start its activities											-	-
135	RAN-BIALY Sp. z o.o.***	150	-	-	(64)	(47)	(17)	42	-	50	-	128	676	-	-
136	Piast Sp. z o.o.*	900	-	1 183	788	-	162	9 253	-	8 883	-	12 172	67 623	-	40
137	Petro-Oil SEEWAX Sp. z o.o.*	760	-	-	(1)	(9)	8	8 286	-	4 374	-	9 151	32 737	-	-
138	Petro-Oil Podlaskie Centrum Sprzedazy Sp. z o.o.*	700	-	-	213	(6)	219	3 452	58	2 050	-	4 392	14 895	-	-
139	Petro-Oil Zachodniopomorskie Centrum Sprzedazy Sp. z o.o.***	700	-	-	(265)	-	(265)	4 199	-	2 851	-	4 634	11 471	-	-
140	Petro-Oil Dolnoslaskie Centrum Sprzedazy Sp. z o.o. (former Petro-Oil BUWAR Sp. z o.o.)*	550	-	25	109	-	109	3 718	-	2 359	-	4 455	16 805	-	-
141	Petro-Oil Pomorskie Centrum Sprzedazy Sp. z o.o.*	450	-	-	(88)	(97)	9	9 356	-	4 163	-	9 722	17 953	-	-
142	Petro-Pak S.A.*	100	-	-	(25)	(16)	(9)	16	-	91	-	91	-	-	-
143	RAF-UNIWERSAL Sp. z o.o.***	65	-	8	(22)	(38)	16	186	-	138	-	238	2 174	-	-
	TOTAL	312 081	-	20 929	52 724	(3 542)	26 183	234 645	868	260 502	245	640 861	699 069	-	10 242
	TOTAL (DEM)	100	-	-	1 772	1 440	332	375	-	2 090	-	3 717	16 050	-	-

* Financial statement audited by different auditor than Arthur Andersen Sp. z o.o.

Note 4E.

SHARES IN SUBSIDIARIES AND ASSOCIATES (INVESTMENTS)- (cont.)

No	a	m						n		o		p	r	s	t
		share capital, including:						Entity's payables		Entity's receivables					
	Name	Share/ enterprise capital	Unpaid share capital (negative value)	Reserve capital	Other capital, including:	Undistributed profits (losses) from previous years	Net profit (loss)	including:	amounts falling due after one year	including:	amounts falling due after one year	Entity's total assets	Proceeds from sales	Unpaid by the issuing entity value of shares	dividends paid or accrued/share in profits for the previous financial year

** Financial statement audited by Arthur Andersen Sp. z o.o.
*** Financial statement not audited
**** Financial statement was subject of review only.

(in thousands PLN)

Note 4F

SHARES IN OTHER COMPANIES (INVESTMENTS)

No	Name	Location	Activity	Balance sheet value of the shares	Percentage of share capital owned	Percentage voting at General Meeting	Not paid by issuer of the shares value of shares	Received or due dividends for the last financial year
1	Polkomtel S.A.	Warszawa	cellular telecommunication services	436 495	19,61%	19,61%	-	-
2	LG Petro Bank S.A.	Lodz	bank	35 247	19,99%	19,99%	-	-
3	Ciech S.A. [1]	Warszawa	domestic and international chemical products trading	4 354	3,91%	3,91%	-	190
4	Deutsche Bank 24 S.A. (dawniej BWR S.A.)	Krakow	bank	2 661	0,82%	0,82%	-	-
5	NFI Piast S.A.	Warszawa	financial broker	1 910	4,88%	4,88%	-	-
6	WODKAN S.A.	Ostrow Wielkopolski	sewage system and water services	1 499	3,57%	3,57%	-	-
7	Polimex-Cekop S.A.	Warszawa	foreign and domestic trade of chemicals, building production and designing services	468	0,52%	0,52%	-	-
8	Huta Stalowa Wola S.A. [2]	Stalowa Wola	weapons and army equipment production	230	0,17%	0,17%	-	-
9	Stocznia Gdynia S.A.	Gdynia	shipyard	180	0,12%	0,12%	-	-
10	Konsorcjum Drogowo-Mostowe "AUTOSTRADA" S.A.	Krakow	highways construction	120	11,90%	10,65%	-	-
11	Montonaft Sp. z o.o.	Jedlicze	assembling and building services	42	14%	14%	-	-
12	Autostrada Wschód S.A.	Rzeszow	highways construction	40	6%	8%	-	-
13	Sudecko-Pomorskie Towarzystwo Drogowe S.A. [3]	Jelenia Gora	design and realization of investment projects in traffic and constraction industry	25	14,87%	12,44%	-	-
14	HSW-Zaklad Mechaniczny Sp. z o.o [4]	Stalowa Wola	radio equipment production	21	0,04%	0,04%	-	-
15	Lubelska Gielda Rolno Ogrodnicza	Lublin	trade	20	0,00%	0,00%	-	-
16	LEN S.A.	Kamienna Gora	trade and production of tkanin oraz konfekcji lnianych	18	0,19%	0,19%	-	-
17	Konsorcjum Autostrada Śląsk S.A.	Katowice	highways construction	14	0,70%	1,27%	-	1
18	Huta Ostrowiec S.A. [5]	Ostrowiec	ironworks	12	0,08%	0,08%	-	-
19	POLPETROL Sp. z o.o.	Sandomierz	trade	10	0,00%	0,00%	-	-
20	WSK PZL-Kalisz S.A. [6]	Kalisz	communication equipment production	8	0,08%	0,08%	-	-
21	Zaklady Przemyslu Ziemniaczanego ZETPEZET Sp. z o.o.	Pila	processing and trading in agricultural and grocery products, transport and machines maintenance services	5	0,05%	0,05%	-	-
22	Petrobest Sp. z o.o.	Warszawa	oil and fuels products trading	4	10,00%	10,00%	-	-

(in thousands PLN)

SHARES IN OTHER COMPANIES (INVESTMENTS)

No	Name	Location	Activity	Balance sheet value of the shares	Percentage of share capital owned	Percentage voting at General Meeting	Not paid by issuer of the shares value of shares	Received or due dividends for the last financial year
23	Zaklady Przemyslu Ziemniaczanego ZETPEZET Sp. z o.o.	Wronki	processing and trading in agricultural and grocery products, transport and machines maintenance services	3	0,05%	0,05%	-	-
24	WSK PZL - Krosno S.A.	Krosno	milk freezers and freezing chambers production	3	0,05%	0,05%	-	-
25	Slaskie Przedsiebiorstwo Przemyslu Miesnego S.A.	Katowice	production and trade of meat and meat products	2	0,02%	0,02%	-	-
26	Spoldzielnia Mieszkaniowa "CHEMIK"	Plock	construction	1	0,00%	0,00%	-	-
27	InwestSTAR S.A. (former Star S.A.)	Starachowice	production and trade of cars, spare parts for motor vehicales	1	0,26%	0,26%	-	-
28	Przedsiebiorstwo Wielobranzowe OLGAZ Sp. z o.o.	Wloclawek	services and trading in technical gases, chemical products, protecting equipment and intermediary in utilization of dangerous waste	1	18,18%	18,18%	-	-
29	Spoldzielnia Mieszkaniowa ZAZAMCZE	Wloclawek	flat rental and maintenance services	1	0,00%	0,00%	-	-
Total				**483 395**				**191**

the table above presents only those shares (investments) in other companies that were not covered entirely by impairment provision

1 Parent Company 1.92%; Inowroclawskie Kopalnie Soli "SOLINO" S.A. 0.48%; Zaklady Azotowe "ANWIL" S.A. 1.51%
2 Parent Company 0.08%; Rafineria Nafty Jedlicze S.A. 0.08%; Rafineria TRZEBINIA S.A. 0.01%
3 Parent Company 12.30%; Rafineria TRZEBINIA S.A 2.57%
4 Parent Company 0.01%; Rafineria TRZEBINIA S.A 0.03%
5 Parent Company 0.07%; Rafineria TRZEBINIA S.A 0.01%
6 Parent Company 0.06%; Zaklady Azotowe "ANWIL" S.A. 0.02%

Note 4G.

LONG TERM LOANS GRANTED (CURRENCY TYPE)	2001	2000
a) in Polish currency	99 800	-
b) in foreign currencies (by currency and recalculated to zloty)	-	-
b1. unit/currency thousand/USD	-	-
thousand zlotys	-	-
b2. unit/currency thousand/DEM	-	-
thousand zlotys	-	-
b3. unit/currency thousand/EUR	-	-
thousand zlotys	-	-
b4. other currencies in thousand zlotys	-	-
Total long term loans	**99 800**	-

Note 4H.

LONG TERM SHARES, SECURITIES AND OTHER PROPERTY RIGHTS (CURRENCY TYPE)	2001	2000
a) in Polish currency	663 098	850 914
b) in foreign currencies (by currency and recalculated to zloty)	184	205
b1. unit/currency thousand/USD	12	30
thousand zlotys	47	125
b2. unit/currency thousand/DEM	20	-
thousand zlotys	82	-
b3. unit/currency thousand/EUR	-	-
thousand zlotys	-	-
b4. other currencies in thousand zlotys	-	-
Total long term shares, securities and other property rights	**663 282**	**851 119**

Note 4I.

LONG TERM SHARES, SECURITIES AND OTHER PROPERTY RIGHTS (BY TRANSFERABILITY)	2001	2000
A. With unlimited transferability, listed on the Stock Exchange (balance sheet value)	39 818	62 008
a) shares (balance sheet value)	39 818	62 008
- adjustments to value (balance)	(12 578)	(9 680)
- value at purchase price	52 396	71 688
b) bonds (balance sheet value)	-	-
- adjustments to value (balance)	-	-
- value at purchase price	-	-
c) other (balance sheet value)	-	-
B. With unlimited transferability, regulated outside the Stock Exchange (balance sheet value)	1 499	204
a) shares (balance sheet value)	1 499	204
- adjustments to value (balance)	(1 612)	(151)
- value at purchase price	3 111	355
b) bonds (balance sheet value)	-	-
- adjustments to value (balance)	-	-
- value at purchase price	-	-
c) other (balance sheet value)	-	-
C. With unlimited transferability, not regulated on the Stock Exchange and not regulated outside the Stock Exchange (balance sheet value)	670	496
a) shares (balance sheet value)	670	496
- adjustments to value (balance)	-	-
- value at purchase price	670	496
b) bonds (balance sheet value)	-	-
- adjustments to value (balance)	-	-
- value at purchase price	-	-
c) other (balance sheet value)	-	-
D. With limited transferability (balance sheet value)	621 295	788 411
a) shares (balance sheet value)	621 294	788 409
- adjustments to value (balance)	(49 054)	(8 074)
- value at purchase price	670 348	796 483
b) bonds (balance sheet value)	-	1
- adjustments to value (balance)	(26 000)	-
- value at purchase price	26 000	1
c) other (balance sheet value)	1	1
- adjustments to value (balance)	-	-
- value at purchase price	1	1
Total value at purchase price	752 526	869 024
Total adjustments to value (balance)	(89 244)	(17 905)
Total balance sheet value	663 282	851 119

Note 4J.

OTHER FINANCIAL FIXED ASSETS (CURRENCY TYPE)	2001	2000
a) in Polish currency	-	174
b) in foreign currencies (by currency and recalculated to zlotys)	-	-
b1. unit/currency thousand/USD	-	-
thousand zlotys	-	-
b2. unit/currency thousand/DEM	-	-
thousand zlotys	-	-
b3. unit/currency thousand/EUR	-	-
thousand zlotys	-	-
b4. other currencies in thousand zlotys	-	-
Total other financial fixed assets	-	174

Note 5A.

LONG TERM DEBTORS	2001	2000
a) long term trade debtors, including	770	598
- due from subsidiary companies	-	284
- due from associated companies	-	123
- due from holding company	-	-
b) Other long term debtors, including	-	1 661
- due from subsidiary companies	-	-
- due from associated companies	-	-
- due from parent company	-	-
Net long term debtors	770	2 259
c) Bad and doubtful debt provision (positive value)	3 779	1 564
Gross long term debtors	4 549	3 823

Note 5B.

MOVEMENTS IN LONG TERM DEBTORS	2001	2000
a) balance at beginning of period	3 823	5 669
b) increases	2 155	2 046
c) decreases	(1 429)	(3 892)
Long term debtors at end of period	4 549	3 823

Note 5C.

MOVEMENTS IN BAD AND DOUBTFUL DEBTS PROVISION FOR LONG TERM	2001	2000
a) balance at beginning of period	1 564	357
b) increases of:	507	1 248
- provision set-up	162	1 248
- other	345	-
c) utilization	2 464	(28)
- receivables write off	-	(28)
d) release of:	(756)	(13)
- repayment of the receivable	(756)	(13)
Bad and doubtful debt provision for long term debtors at end of period	3 779	1 564

Note 5D.

LONG TERM DEBTORS (CURRENCY TYPE)	2001	2000
a) in Polish currency	4 549	3 823
b) in foreign currencies (by currency and recalculated to zlotys)	-	-
b1. unit/currency thousand/USD	-	-
thousand zlotys	-	-
b2. unit/currency thousand/DEM	-	-
thousand zlotys	-	-
b3. unit/currency thousand/EUR	-	-
thousand zlotys	-	-
b4. other currencies in thousand zlotys	-	-
Total long term debtors	4 549	3 823

Note 6.

INVENTORIES	2001	2000
a) raw materials and other materials	904 284	1 266 920
b) work in progress	234 291	253 438
c) finished goods	958 380	1 139 054
d) goods for resale	81 342	46 650
e) prepaid inventory	7 036	237
Total inventories	2 185 333	2 706 299

Balance of inventories pledged amounts to: 25 944 | 35 724

Note 7A.

DEBTORS	2001	2000
a) trade debtors, including	1 353 788	1 356 877
- due from subsidiary companies	15 392	9 037
- due from associated companies	92 340	70 352
- due from holding company	-	-
b) other amounts due from subsidiary companies	-	637
c) other amounts due from associated companies	-	-
d) other amounts due from parent company	-	-
e) budget debtors	119 178	188 436
f) dividends and other distributions receivable	-	-
g) other debtors	91 414	118 951
h) debtors taken to the court	3 235	1 134
Net debtors	1 567 615	1 666 035
i) bad and doubtful debts provision (positive value)	225 043	107 610
Gross debtors	1 792 658	1 773 645
Balance of receivables pledged amounts to:	90 609	175 059

Note 7B.

MOVEMENTS IN BAD AND DOUBTFUL DEBTS PROVISION	2001	2000
a) balance at beginning of period	107 610	73 405
b) increases of:	187 629	87 631
- provisions for doubtful debts	22 462	2 860
- rebookings	162 454	53 858
- other	2 713	30 913
c) utilization	(10 185)	(10 958)
- debt reduction	(285)	(366)
- previously provided debts written off	(1 037)	(3 888)
- other	(8 863)	(6 704)
d) release of:	(60 011)	(42 468)
- provisions for amounts paid from customers	(58 782)	(42 468)
- other	(1 229)	-
Bad and doubtful debt provision at end of period	225 043	107 610

Note 7C.

DEBTORS (CURRENCY TYPE)	2001	2000
a) in Polish currency	1 718 206	1 747 106
b) in foreign currencies (by currency and recalculated to zlotys)	74 452	26 539
b1. unit/currency thousand/USD	13 540	2 597
thousand zlotys	53 974	10 852
b2. unit/currency thousand/DEM	1 661	6 738
thousand zlotys	2 990	13 279
b3. unit/currency thousand/EUR	4 936	54
thousand zlotys	17 373	202
b4. other currencies in thousand zlotys	115	2 206
Total short term debtors	1 792 658	1 773 645

Note 7D.

TRADE DEBTORS (GROSS) WITH PAYMENT DATE DIFFERENT FROM BALANCE SHEET DATE	2001	2000
a) up to one month old	856 895	902 358
b) between one month to three months old	110 948	33 011
c) between three months to six months old	1 792	949
d) between six months and one year old	2 876	999
e) over one year	-	-
f) overdue debtors	572 890	511 934
Total gross trade debtors	1 545 401	1 449 251
g) bad and doubtful trade debts provision (negative value)	(191 613)	(92 374)
Total net trade debtors	1 353 788	1 356 877

Standard payment period for recevivables in parent company is 14-30 days.

Note 7E.

TRADE DEBTORS (GROSS) - OVERDUE	2001	2000
a) up to one month old	321 426	383 848
b) between one month to three months old	104 510	58 341
c) between three months to six months old	37 262	19 483
d) between six months and one year old	40 838	16 328
e) over one year	68 854	33 934
Total overdue gross trade debtors	572 890	511 934
f) bad and doubtful trade debts provision for overdue debtors (negative value)	(126 054)	(54 073)
Total net overdue trade debtors	446 836	457 861

DEBTORS (GROSS) - DISPUTABLE	2001	2000
Disputable trade debtors	3 724	4 845
Disputable budget debtors	454	-
Disputable dividends and other profit distribution receivables	-	-
Other disputable debtors	236	7
Debtors taken to the court	35 391	5 613
Total disputable debtors (gross)	39 805	10 465
Provisions set (negative value)	(36 570)	(8 620)
Total disputable debtors (net)	3 235	1 845

DEBTORS OVERDUE (GROSS)	2001	2000
Trade debtors overdue	569 309	511 934
Budget debtors overdue	-	-
Dividends and other profit distribution receivables overdue	-	-
Other debtors overdue	438	539
Debtors overdue taken to court	34 975	4 243
Total debtors overdue (gross)	604 722	516 716
Provisions set (negative value)	(148 063)	(54 194)
Total debtors overdue (net)	456 659	462 522

Note 8A.

OWN SHARES FOR SALE

The Company has not keept own shares for sale in the years 2000 - 2001

Note 8B.

SHARES OF THE ISSUER IN POSSESION OF ASSOCIATES

Associates did not possess any shares of the Parent Company in the years 2000-2001.

Note 9 A.

SHORT TERM INVESTMENTS IN SHARES, SECURITIES AND OTHER PROPERTY RIGHTS	2001	2000
a) shares, including:	-	-
- shares in subsidiaries	-	-
- shares in associates	-	-
- shares in parent company	-	-
b) other securities, including:	10 717	14 297
- securities of subsidiaries	-	-
- securities of associates	-	-
- securities of parent company	-	-
c) other property rights	255	-
Total short term investments in shares, securities and other property rights	10 972	14 297

Note 9 B.

SHORT TERM INVESTMENTS IN SHARES, SECURITIES AND OTHER PROPERTY RIGHTS (CURRENCY TYPE)	2001	2000
a) in Polish currency	10 972	14 297
b) in foreign currencies (by currency and recalculated to zlotys)	-	-
b1. unit/currency thousand/USD	-	-
thousand zlotys	-	-
b2. unit/currency thousand/DEM	-	-
thousand zlotys	-	-
b3. unit/currency thousand/EUR	-	-
thousand zlotys	-	-
b4. other currencies in thousand zlotys	-	-
Total short term investments in shares, securities and other property rights	10 972	14 297

Note 9 C.

SHORT TERM INVESTMENTS IN SHARES, SECURITIES AND OTHER PROPERTY RIGHTS (BY TRANFERABILITY)	2001	2000
A. With unlimited transferability, listed on the Stock Exchange (balance sheet value)	5	-
a) shares (balance sheet value)	-	-
- market value	-	-
- value at purchase price	-	-
b) bonds (balance sheet value)	5	-
- market value	5	-
- value at purchase price	5	-
c) other (balance sheet value)	-	-
B. With unlimited transferability, regulated outside the Stock Exchange (balance sheet value)	-	-
a) shares (balance sheet value)	-	-
- market value	-	-
- value at purchase price	-	-
b) bonds (balance sheet value)	-	-
- market value	-	-
- value at purchase price	-	-
c) other (balance sheet value)	-	-
- market value	-	-
- adjustments to value (balance)	-	-
- value at purchase price	-	-
C. With unlimited transferability, not regulated on the Stock Exchange and not regulated outside the Stock Exchange (balance sheet value)	1 074,00	14 297
a) shares (balance sheet value)	-	-
- market value	-	-
- value at purchase price	-	-
b) bonds (balance sheet value)	-	-
- market value	-	-
- value at purchase price	-	-
c) other (balance sheet value)	6 009	14 297
- estimated market value	(9 042)	-
- adjustments to value (balance)	255	(48)
- value at purchase price	819	14 345
D. With limited transferability (balance sheet value)	9 893	-
a) shares (balance sheet value)	-	-
- estimated market value	-	-
- value at purchase price	-	-
b) bonds (balance sheet value)	898	-
- estimated market value	207	-
- value at purchase price	691	-
c) other (balance sheet value)	8 995	-
- adjustments to value (balance)	2	-
- value at purchase price	8 993	-
Total value at purchase price	10 508	14 345
Total adjustments to value (balance)	464	(48)
Total balance sheet value	10 972	14 297

Note 10A.

CASH AND CASH EQUIVALENTS	2001	2000
a) cash at hand	8 830	33 230
b) cash at bank	162 794	107 649
current accounts	81 626	63 637
deposits up to 1 year	80 608	44 012
deposits above 1 year	560	-
c) other cash	31 788	35 379
Total cash and cash equivalents	203 412	176 258
Balance of cash and cash equivalents pledged equals	1 472	236

Note 10B.

CASH AND CASH EQUIVALENTS (CURRENCY TYPE)	2001	2000
a) in Polish currency	186 333	174 165
b) in foreign currencies (by currency and recalculated to zlotys)	17 079	2 093
b1. unit/currency thousand/USD	2 822	317
thousand zlotys	11 249	1 314
b2. unit/currency thousand/DEM	12	74
thousand zlotys	22	146
b3. unit/currency thousand/EUR	1 638	194
thousand zlotys	5 767	595
b4. other currencies in thousand zlotys	41	38
Total cash and cash equivalents	203 412	176 258

Note 11A.

MOVEMENTS IN PROVISION FOR DEFERRED TAX ASSET AND LIABILITY	2001	2000
Balance at beginning of period of provision for deferred tax asset (positive value) or liability (negative value)	22 514	21 786
a) increases (including)	8 731	8 476
- jubilee, pension and retirement provisions	1 422	3 848
- unrealised currency gains	7 309	4 628
- other	(11 377)	(7 748)
b) decreases (including)	(4 508)	-
Balance at end of period of provision for deferred tax asset (positive value) or liability (negative value), including	19 868	22 514
Balance at end of period of deferred tax asset	19 868	22 514

Note 11B.

PREPAYMENTS AND DEFERRED COSTS	2001	2000
a) deferred costs, including:	623 338	635 852
- write down due to the catalisators' wearing off	107 704	112 356
- cost of advertisement of oil stations	94 759	101 135
- excise duty to settle up	343 851	334 062
- cost of new production	-	10 000
- cost of purchase of services	29 146	24 865
- years of service payments	17 065	36 817
- others	19 644	7 935
- services costs	11 169	8 682
b) other, including:	1 214	914
Total prepayments and deferred costs	624 552	636 766

(in thousands PLN)

Note 12

SHARE CAPITAL AS AT 31 DECEMBER 2001 Nominal value of a single share = 1.25 PLN

Series, issue	Type of shares	Type of preference	Number of shares	Series/issue value in nominal value	Method of capital coverage	Registration date	Right to dividend (since date)
Series A	bearer	none	336 000 000	420 000	foundation fund and state-owned enterprise fund	01.07.1993	01.01.1996
Series B	bearer	none	6 971 496	8 714	contribution in kind of 2,566,200 Rafineria Trzebinia's shares of the value of PLN 57,636 thousand	27.11.1997	01.01.1998
Series C	bearer	none	77 205 641	96 507	net assets of acquired CPN S.A.	20.05.1999	01.01.1999
Total number of shares			**420 177 137**				
Total share capital				**525 221**			

SHARE HOLDERS AS AT 31 DECEMBER 2001

	Number of shares	Number of votes	Nominal value of shares	Share in equity
Nafta Polska S.A.	74 068 050	74 068 050	92 585 063	17,63%
State Treasury	43 633 897	43 633 897	54 542 371	10,38%
Bank of New York (depositary)	107 549 600	107 549 600	134 437 000	25,60%
Others	194 925 590	194 925 590	243 656 987	46,39%
Total	**420 177 137**	**420 177 137**	**525 221 421**	**100.0%**

In July 2000 the issuance of 11.344.784 bonds series A convertible to ordinary bearer shares series D.The issuance of A series bonds is conducted within the Motivation Program directed to members of Management Board and authorized persons, performing man
Until the date of preparation of these financial statements the bonds were not acquired. Therefore the coversion of bonds to shares did not take place.

Note 13.

CAPITAL RESERVE	2001	2000
a) share premium	873 541	873 541
b) capital provided for by the articles	175 074	175 074
c) capital provided for by the deed	4 344 945	3 584 661
d) capital arising from additional shareholders' payments	-	-
e) other	108 018	94 905
Total capital reserve	**5 501 578**	**4 728 181**

Note 14.

OTHER CAPITAL RESERVES	2001	2000
- privatisation fund	53 542	53 476
- other	-	66
Total other capital reserves	**53 542**	**53 542**

Note 15.

UNDISTRIBUTED PROFITS (LOSSES) FROM PREVIOUS YEARS	2001	2000
a. non-apportioned profits (positive value)	260 936	226 439
b. non-covered losses (positive value)	-	-
Undistributed profits and losses from previous years	**260 936**	**226 439**

Note 16A.

NEGATIVE GOODWILL	2001	2000
a. negative goodwill - subsidiary companies	291 475	32 333
Anwil S.A.	271 386	-
Rafineria Trzebinia S.A.	36	88
Inowrocławskie Kopalnie Soli S.A.	1 186	4 485
Rafineria Nafty Jedlicze S.A.	17 851	26 777
ORLEN Petrogaz Płock Sp. z o.o.	-	4
ORLEN Petrotransport Sp. z o.o.	6	17
Petrotel Sp. z o.o.	-	188
Entities consolidated by Rafineria Trzebinia S.A.	1 010	774
b. negative goodwill - associated companies	246	16 653
Anwil S.A.	-	16 653
Entities consolidated by Petrooil Sp. Z o.o.	246	-
Total negative goodwill	**291 721**	**48 986**

Note 16B.

MOVEMENTS IN NEGATIVE GOODWILL - SUBSIDIARY COMPANIES	2001	2000
a) Gross value at beginning of period	68 331	60 413
Rafineria Trzebinia S.A.	4 859	4 754
Inowrocławskie Kopalnie Soli S.A.	17 620	11 021
Rafineria Nafty Jedlicze S.A.	44 629	44 629
ORLEN Petrogaz Płock Sp. z o.o.	9	9
ORLEN Petrotransport Sp. z o.o.	23	-
Petrotel Sp. z o.o.	377	-
Entities consolidatred by Rafineria Trzebinia S.A.	814	-
b) Increases:	435 347	7 918
Anwil S.A.	434 517	-
Rafineria Trzebinia S.A.	-	105
Inowrocławskie Kopalnie Soli S.A.	-	6 599
ORLEN Petrotransport Sp. z o.o.	-	23
Petrotel Sp. z o.o.	-	377
Entities consolidatred by Rafineria Trzebinia S.A.	830	814
c) Decreases:	-	-
d) Gross value at end of period	503 678	68 331
Anwil S.A.	434 517	-
Rafineria Trzebinia S.A.	4 859	4 859
Inowrocławskie Kopalnie Soli S.A.	17 620	17 620
Rafineria Nafty Jedlicze S.A.	44 629	44 629
ORLEN Petrogaz Płock Sp. z o.o.	9	9
ORLEN Petrotransport Sp. z o.o.	23	23
Petrotel Sp. z o.o.	377	377
Entities consolidatred by Rafineria Trzebinia S.A.	1 644	814
e) Negative goodwil accumulated amortisation at beginning of period	35 998	24 466
Rafineria Trzebinia S.A.	4 771	4 518
Inowrocławskie Kopalnie Soli S.A.	13 135	11 021
Rafineria Nafty Jedlicze S.A.	17 852	8 927
ORLEN Petrogaz Płock Sp. z o.o.	5	-
ORLEN Petrotransport Sp. z o.o.	6	-
Petrotel Sp. z o.o.	189	-
Entities consolidatred by Rafineria Trzebinia S.A.	40	-
f) Negative goodwil amortisation for the period	64 287	11 532
Anwil S.A.	51 538	-
Rafineria Trzebinia S.A.	52	253
Inowrocławskie Kopalnie Soli S.A.	3 299	2 114
Rafineria Nafty Jedlicze S.A.	8 926	8 925
ORLEN Petrogaz Płock Sp. z o.o.	4	5
ORLEN Petrotransport Sp. z o.o.	11	6
Petrotel Sp. z o.o.	188	189
Entities consolidatred by Rafineria Trzebinia S.A.	269	40
g) Other increases of negative goodwill amortisation	111 918	-
movement of Anwil S.A. from associates to subsidiaries	111 593	-
consolidation of new entities	325	-
g) Accumulated amortisation at end of period	212 203	35 998
Anwil S.A.	163 131	-
Rafineria Trzebinia S.A.	4 823	4 771
Inowrocławskie Kopalnie Soli S.A.	16 434	13 135
Rafineria Nafty Jedlicze S.A.	26 778	17 852
ORLEN Petrogaz Płock Sp. z o.o.	9	5
ORLEN Petrotransport Sp. z o.o.	17	6
Petrotel Sp. z o.o.	377	189
Entities consolidatred by Rafineria Trzebinia S.A.	634	40
h) Net value at end of period	291 475	32 333

Note 16C.

MOVEMENTS IN NEGATIVE GOODWILL - ASSOCIATE COMPANIES	2001	2000
a) Gross value at beginning of period	138 591	121 214
Anwil S.A.	128 246	110 869
Naftoport Sp. z o.o.	10 259	10 259
Chemiepetrol GmbH	86	86
b) Increases:	246	17 377
Anwil S.A.	-	17 377
Entities consolidatred by przez Petrooil Sp. z o.o.	246	-
c) Decreases:	128 246	-
Anwil S.A.	128 246	-
d) Gross value at end of period	10 591	138 591
Anwil S.A.	-	128 246
Naftoport Sp. z o.o.	10 259	10 259
Chemiepetrol GmbH	86	86
Entities consolidatred by przez Petrooil Sp. z o.o.	246	-
e) Accumulated amortisation at beginning of period	121 938	121 214
Anwil S.A.	111 593	110 869
Naftoport Sp. z o.o.	10 259	10 259
Chemiepetrol GmbH	86	86
f) Amortisation for the period	-	724
Anwil S.A.	-	724
g)Negative goodwill from consolidation	111 593	-
Anwil S.A.	111 593	-
g) Accumulated amortisation at end of period	10 345	121 938
Anwil S.A.	-	111 593
Naftoport Sp. z o.o.	10 259	10 259
Chemiepetrol GmbH	86	86
h) Net value at end of period	246	16 653

Note 16D.

CALCULATION OF GOODWILL FROM CONSOLIDATION AT THE MOMENT OF PURCHASE OF SHARES

Entity	Cost of purchase	Share in net assets/equity on the date of purchase	Negative goodwill
Rafineria Trzebinia S.A.	74,502	79,361	4,859
Inwowrocławskie Kopalnie Soli S.A.	17,560	35,180	17,620
Petrogaz Hrubieszów Sp. z o.o.	7,470	7,479	9
Rafineria Nafty Jedlicze S.A.	64,000	108,629	44,629
Petrotel Sp. z o.o.	1,520	1,897	377
Orlen Transport Płock Sp. z o.o.	7,420	7,443	23
Subsidiaries of Rafinerii Trzebinia S.A.	732	2,377	1,645
Naftoport Sp. z o.o.	18,259	28,518	10,259

Note 17.

CHANGE IN MINORITY INTERESTS		
a) Value at beginning of period	169 769	147 245
b) Increases:	227 058	33 893
- inclusion of new entities in consolidation	214 692	10 718
- share in profits of companies from the Group	11 915	23 175
- change in the composition of shareholders	451	-
c) Decreases:	(2 605)	(11 369)
- change in the composition of shareholders	(150)	(10 986)
- exclusion of consolidation of some entities	(1 983)	-
- dividends and other payments	(472)	(323)
- other	-	(60)
d) Value at end of period	394 222	169 769

Note 18.

MOVEMENTS IN PROVISION FOR DEFERRED TAX LIABILITY	2001	2000
Balance at beginning of period	153 677	102 887
a) increase of	209 860	142 326
- investment allowance	21 638	34 146
- utilise of investment bonus	23 442	34 035
- environmental protection costs	21 948	5 292
- inclusion of new consolidation in consolidation	11 507	-
- other	131 325	68 853
b) decrease of	(149 411)	(91 536)
- investment bonus	(13 782)	(23 442)
- amortisation of fixed assets with investment allowance	(33 530)	(29 272)
- surplus of exchange rate losses	8	(178)
- provisions settlements	(18 125)	(7 110)
- other	(83 982)	(31 534)
Balance at end of period	214 126	153 677

The influence of change of CIT rates on change in deffered tax liabilty balance is presented in Note 34.

Note 19A.

OTHER PROVISIONS	2001	2000
- environmental provision*	412 124	542 820
- provision for loses in fixed assets	59	1 411
- provision for tax control	855	6 359
- provision for potential losses due to OPCC decision	-	40 000
- provision for business risk	19 356	4 700
- other provisions	7 952	7 098
Total other provisions	440 346	602 388

* the amount of provison is calculated based on an estimate made by an independent expert in years 2000 - 2002. The Management Board of the Company determined the amount of environmental provision on the basis of the reports prepared by independent experts. Amount of the provision reflects the best estimate of the Management Board regarding future expenses based on the average level of the parameters determining estimated costs.

(in thousands PLN)

Note 19B

MOVEMENTS IN OTHER PROVISIONS (EXCLUDING PROVISION FOR BAD AND DOUBTFUL ACCOUNTS)							
	- environmental provision	- provision for losses in fixed assets	- provision for additional tax liabilities	- provision for potential losses due to OPCC decision	- provision for business risk	- other provisions	**Total**
Balance at beginning of period	542 820	1 411	6 359	40 000	4 700	7 098	**602 388**
a) increases from change in composition of the Group	-	-	-	-	-	-	**-**
b) setting up a provision	9 430	-	95	-	14 656	1 672	**25 853**
c) utilisation	- 32 812	-	-	-	-	- 301	**- 33 113**
d) releases	(107 314)*	- 1 352	- 5 599	- 40 000	-	- 517	**- 154 782**
Other provisions at end of period	412 124	59	855	-	19 356	7 952	**440 346**

* PLN 57,039 thousand represents change of estimate of future environmental costs, remaining amount represents provision related to sites, which were disposed in 2001 with transfer of potential future liabilities to the acquirer.

Note 20A.

LONG TERM CREDITORS	2001	2000
a) long term bank loans, including:	1 187 352	1 165 976
- from parent company	-	-
b) long term loans from other institutions, including	73 714	69 760
- from subsidiary companies	-	-
- from associated companies	-	-
- from parent company	-	-
c) long term commercial papers	-	-
d) other long term securities and property rights	-	-
e) finance lease creditors	6 760	499
f) other long term creditors, including:	6 725	10 013
- fixed assets purchase liabilities	-	-
g) guarantee deposits	-	-
Total long term creditors	1 274 551	1 246 248

Note 20B.

LONG TERM CREDITORS (AGEING)	2001	2000
a) between 1 and 3 years old	1 093 864	1 191 229
b) between 3 and 5 years old	112 539	37 914
c) over 5 years old	68 148	17 105
Total long term creditors	1 274 551	1 246 248

Note 20C.

LONG TERM CREDITORS (CURRENCY TYPE)	2001	2000
a) in Polish currency	386 822	382 033
b) in foreign currencies (by currency and recalculated to zlotys)	887 729	864 215
b1. unit/currency thousand/USD	-	3 172
thousand zlotys	-	6 251
b2. unit/currency thousand/DEM	200 000	200 000
thousand zlotys	797 260	828 640
b3. unit/currency thousand/EUR	19 372	-
thousand zlotys	68 226	-
b4. other currencies in thousand zlotys	22 243	29 324
Total long term creditors	1 274 551	1 246 248

(in thousands PLN)

Note 20D.

LONG TERM LOANS AND BORROWINGS

No	Name with indication of legal form	Location	Amount of loan according to contract		Amount of loan to be repaid		Interest rate*	Repayment date	Collateral
			PLN	currency	PLN	currency			
1	Kredyt Bank S.A.***	Warszawa, Lublin branch	-	-	3 410	-	WIBOR 1M + margin	12.04.2004	alienation of goods in amount of 5 million PLN
2	Consortium of banks organized by ABN Amro**	Warszawa	797 260	200 000 USD	797 260	200 000 USD	LIBOR 3M + margin	31.10.2003	voluntary submission to infusement
3	Bank Handlowy w Warszawie S.A.***	Warszawa, Bydgoszcz branch	117 421	-	90 104	-	WIBOR 1M + margin	31.12.2013	cession of receivables from the lease agreement concerning fuel containers, cession of property rights
4	Consortium - agent: Bank Handlowy w Warszawie S.A.***	Warszawa	103 712	-	49 500	-	WIBOR 3-6M + margin, EURIBOR 3-6M + margin	07.05.2007	mortgage
5	CITIBANK INTERNATIONAL PLC***	London	88 482	-	40 543	-	EURIBOR 6M + margin	07.04.2004	bank guarantee NCM
6	Narodowy Fundusz Ochrony Srodowiska i Gospodarki Wodnej**	Warszawa	80 000	-	20 000	-	preferential rate	30.04.2003	own blank bill of exchange, cession of receivables
7	Narodowy Fundusz Ochrony Srodowiska i Gospodarki Wodnej***	Warszawa	50 000	-	40 000	-	preferential rate	20.12.2006	quarantee of PKN ORLEN S.A., voluntary submission to infusement in a form of a notarial deed
8	Bank Przemyslowo Handlowy PBK S.A.***	Krakow, Busko Zdroj branch	31 395	12 096 CHF	18 672	7 859 CHF	LIBOR 3M + margin	31.12.2006	own blank bill of exchange with the guarantee of Petrochemia Plock
9	BIG Bank GDANSKI S.A.***	Warszawa, Krosno branch	30 000	-	29 784	-	WIBOR 3M + margin	31.12.2003	authorisation to a current bank account in PEKAO S.A., Jedlicze branch and BIG BG, Krosno branch; own bill of exchange
10	BIG Bank GDANSKI S.A.***	Warszawa, Wloclawek branch	30 000	-	19 500	-	WIBOR 3M + margin	17.03.2006	mortgage, authorisation to a current bank account, own own blank bill of exchange
11	ING Bank Slaski S.A.***	Katowice, Krosno branch	29 689	-	25 235	-	WIBOR 3M + margin	14.12.2006	mortgage on real estate, cession of property rights to movables, cession of rights from insurance agreement
12	BIG Bank GDANSKI S.A.***	Warszawa, Wloclawek branch	27 439	-	14 885	-	EURIBOR 6M + margin	30.12.2005	mortgage, authorisation to a current bank account, own own blank bill of exchange
13	PKO BP S.A.***	Warszawa, Jaslo branch	25 000	-	25 000	-	WIBOR 3M + margin	26.04.2004	authorisation to a current bank account in PEKAO S.A., Jedlicze branch and PKO BP S.A., Jaslo branch, cession of property rights to a machine along with cession of rights from the insurance agreement, three own blank bills of exchange, mortgage along wit
14	BIG Bank GDANSKI S.A.***	Warszawa, Wloclawek branch	20 272	2 200 EURO	10 544	-	EURIBOR 6M + margin	30.12.2005	mortgage, authorisation to a current bank account, own blank bill of exchange
15	PKO BP S.A.***	Warszawa, Jaslo branch	20 000	-	15 951	-	WIBOR 1M + margin	06.03.2004	authorisation to bank accounts in PEKAO S.A., registered pledge on installation, cession of rights from insurance agreement, four own blank bills of exchange, cession of receivables
16	Bank Przemyslowo Handlowy PBK S.A.***	Krakow, Busko Zdroj branch	12 472	4 805 CHF	3 571	1 503 CHF	LIBOR 3M + margin	31.12.2006	own blank bill of exchange with the guarantee of Petrochemia Plock
17	PEKAO S.A.***	Warszawa, Lublin branch	11 605	6 494 DEM	2 115	1 174 DEM	LIBOR 3M + margin	25.07.2003	cession of property rights in a form of a notarial deed
18	ING Bank Slaski S.A.***	Katowice	11 200	-	8 782	-	WIBOR 1M + margin	31.12.2009	own blank bill of exchange
19	ING Bank Slaski S.A.***	Katowice, Krosno branch	11 000	-	11 000	-	WIBOR 1M + margin	30.05.2005	mortgage on real estate, cession of property rights to movables, cession of rights from insurance agreement
20	PEKAO S.A.***	Warszawa, Jedlicze branch	8 000	-	8 000	-	WIBOR 1M + margin	29.04.2004	registered pledge on raw materials and components in the value of 9.5 mln PLN along with cession of rights from the insurance agreement, authorisation to a bank account in PEKAO S.A., Jedlicze branch
21	Bank Przemyslowo Handlowy PBK S.A.***	Krakow, Plock branch	7 203	-	4 682	-	WIBOR 3M + margin	30.06.2005	own blank bill of exchange, transfer of receivables
22	Bank Ochrony Srodowiska S.A.***	Warszawa, Rzeszów branch	6 800	-	2 040	-	preferential rate	10.07.2004	bank guarantee of PEKAO S.A., Krosno branch
23	Bank Handlowy w Warszawie S.A.***	Warszawa	6 500	-	4 226	-	WIBOR 1M + margin	01.03.2006	mortage, cession of rights from insurance agreements
24	Narodowy Fundusz Ochrony Srodowiska i Gospodarki Wodnej***	Warszawa	6 000	-	5 490	-	preferential rate	20.12.2010	own blank bill of exchange along with a notarial deed
25	Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej***	Katowice	5 773	-	1 640	-	preferential rate	30.11.2003	own blank bill of exchange, mortgage
26	Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej**	Warszawa	5 000	-	3 000	-	preferential rate	30.11.2005	own blank bill of exchange, cession of receivables

(in thousands PLN)

Note 20D.

LONG TERM LOANS AND BORROWINGS

No	Name with indication of legal form	Location	Amount of loan according to contract		Amount of loan to be repaid		Interest rate*	Repayment date	Collateral
			PLN	currency	PLN	currency			
27	Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej***	Katowice	3 000	-	860	-	preferential rate	30.11.2003	own blank bill of exchange
28	PKO BP S.A.***	Warszawa, Jaslo branch	2 500	-	486	-	WIBOR 1M + margin	09.07.2003	mortage, cession of rights from insurance agreements
29	Narodowy Fundusz Ochrony Srodowiska i Gospodarki Wodnej***	Warszawa	2 341	-	1 200	-	preferential rate	30.06.2004	bank guarantee, bill of exchange
30	Bank Handlowy w Warszawie S.A.***	Warszawa, Olsztyn branch	1 500	-	700	-	preferential rate	21.05.2005	guarantee of Anwil S.A., cession of rights from policy agreement, collateral on purchased items (without life stock)
31	Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej***	Torun	1 500	-	900	-	preferential rate	14.01.2005	authorisation to a current bank account, own blank bill of exchange, bank guarantee in BIG BG
32	Bank Ochrony Srodowiska S.A.***	Warszawa, Wloclawek branch	1 100	-	520	-	preferential rate	31.05.2004	authorisation to a current bank account in BOS S.A , own blank bill of exchange
33	Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej**	Plock	1 000	-	500	-	preferential rate	31.07.2003	own blank bill of exchange, authorisation to a current bank account
34	L.G. Petro Bank S.A.***	Lodz, Gdansk branch	520	147 EUR	520	147 EUR	LIBOR 1M + margin	30.06.2003	money bailment equal 560 000 PLN
35	L.G. Petro Bank S.A.***	Lodz, Szczecin branch	390	-	139	-	LIBOR 3M + margin	30.09.2003	registered pledge
36	L.G. Petro Bank S.A.***	Lodz, Bydgoszcz branch	300	-	126	-	WIBOR 1M + margin	08.03.2004	mortgage, registered pledge on vehicle (MAN)
37	Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej***	Torun	225	-	124	-	preferential rate	15.09.2005	bank guarantee
38	BIG Bank GDANSKI S.A.***	Warszawa, Wloclawek branch	117	-	55	-	WIBOR 1M	27.05.2004	blank bill of exchange, cession of property rights to chromatograph, authorisation to a current account
39	Kredyt Bank S.A.***	Warszawa, Wroclaw branch	70	-	2	-	preferential rate	18.01.2003	registered pledge on a container
	RAZEM				**1 261 066**				

* Interest rates of bank loans taken by the Company are based on WIBOR, WIBID in case of loans denominated in PLN or LIBOR, EURIBOR in case of loans denominated in foreign currencies

Margins utilized by banks vary and primarily depend on:

- entity that originally took a loan (former CPN, the Parent Company before incorporation, the Parent Company after incorporation, consolidated entities),
- date of repayment of a loan,
- amount of a loan.

Margins based on WIBOR range from 0% to 3.0%

Margins based on LIBOR range from 0.35% to 1.5%

A part of loans has been taken to finance projects connected with the environment protection and has preferential interest rates. The creditor in this case is Bank Ochrony Srodowiska S.A.

The Company also acquired loans with preferential interests from the National and Voyvodship Funds for Environment Protection and Melioration Policy.

Interests on preferential loans range from 0.2 to 1.3 rediscount rate.

** Loan taken by the Parent Company

*** Loan taken by Subsidiaries

Note 20E.

LONG TERM LIABILITIES FROM THE ISSUE OF SECURITIES

As of the balance sheet date there were no long term liabilities from the issue of securities in the Group

Note 21A.

SHORT TERM CREDITORS	2001	2000
a. bank loans, including:	866 787	1 188 863
- from parent company	-	-
b) long term loans from other institutions, including	-	-
- from subsidiary companies	-	-
- from associated companies	-	-
- from parent company	-	-
c) short term commercial papers	354 750	184 850
d) other short term securities and property rights	-	-
e) trade creditors, including:	1 253 452	1 602 506
- for subsidiary companies	16 371	25 508
- for associated companies	15 567	10 198
- for parent company	-	-
f) payments on account	1 151	72
g) bills of exchange	-	-
h) budget creditors	835 333	849 192
i) dividends	-	-
j) wages and salaries	34 925	24 599
k) long term creditors falling due within one year:	280 407	122 097
- bank overdrafts and loans	280 018	122 036
l) special funds	51 084	55 587
m) other short term creditors	33 743	24 527
Total short term creditors	**3 711 632**	**4 052 293**

Note 21B.

SHORT TERM CREDITORS (CURRENCY TYPE)	2001	2000
a) in Polish currency	3 005 386	2 974 465
b) in foreign currencies (by currency and recalculated to zlotys)	706 246	1 077 828
b1. unit/currency thousand/USD	157 017	249 232
thousand zlotys	625 916	1 026 542
b2. unit/currency thousand/DEM	4 013	16 325
thousand zlotys	7 225	34 552
b3. unit/currency thousand/EUR	17 514	1 368
thousand zlotys	61 678	5 276
b4. other currencies in thousand zlotys	11 427	11 458
Total short term creditors	**3 711 632**	**4 052 293**

(in thousands PLN)

Note 21C.

SHORT TERM LOANS AND BORROWINGS

No	Name with indication of legal form	Location	Amount of loan according to contract		Amount of loan to be repaid		Interest rate*	Repayment date	Collateral
			PLN	currency	PLN	currency			
I. Short term									
1	PKO BP S.A.**	Warszawa, Plock branch	100 000	-	101 036	-	WIBOR 1M	21.06.2002	authorisation to a bank account, voluntary submission to infusement
2	Bank Przemyslowo-Handlowy PBK S.A.**	Warszawa, Plock branch	110 000	-	93 855	-	WIBOR 1M + margin	27.04.2004	own blank bill of exchange, authorisation to a bank account, voluntary submission to infusement
3	Bank Ochrony Srodowiska S.A.**	Warszawa, Plock branch	75 000	-	75 839	-	WIBOR 1M + margin	14.01.2002	own blank bill of exchange, voluntary submission to infusement
4	CITIBANK POLAND S.A.**	Warszawa	190 000	-	72 992	-	WIBOR T/N + margin	credit in a current account	voluntary submission to infusement
5	PKO BP S.A.**	Warszawa, Plock branch	70 000	-	70 725	-	WIBOR 1M	30.03.2002	cession of receivables, authorisation to a bank account, voluntary submission to infusement
6	PKO BP S.A.**	Warszawa, Plock branch	70 000	-	70 725	-	WIBOR 1M	31.05.2002	authorisation to a bank account, voluntary submission to infusement
7	PEKAO S.A.**	Warszawa, Plock branch	70 000	-	70 000	-	WIBOR 1M + margin	31.01.2002	authorisation to a bank account, voluntary submission to infusement
8	Bank Gospodarki Zywnosciowej S.A.**	Warszawa, Plock branch	60 000	-	60 000	-	WIBOR 1M + margin	09.01.2002	authorisation to a bank account, voluntary submission to infusement
9	LG Petro Bank S.A.**	Lodz, Belchatow branch	*60 000*	-	*60 000*	-	*WIBOR 3M + margin*	*27.11.2002*	authorisation to a bank account (BGZ), voluntary *submission to infusement*
10	Bank Gospodarki Zywnosciowej S.A.**	Warszawa, Plock branch	50 000	-	50 000	-	WIBOR 1M + margin	31.05.2002	own blank bill of exchange, voluntary submission to infusement
11	Bank Przemyslowo-Handlowy PBK S.A.***	Krakow, Chrzanow branch	40 000	-	30 837	-	WIBOR 1M	28.03.2002	cession of receivables, own blank bill of exchange, cession of property rights to fixed assets
12	Bank Gospodarki Zywnosciowej S.A.**	Warszawa, Plock branch	30 000	-	30 000	-	WIBOR 1M + margin	31.05.2002	own blank bill of exchange, voluntary submission to infusement
13	Bank Handlowy w Warszawie S.A.***	Warszawa, Krakow branch	22 000	-	20 960	-	WIBOR 1M + margin	25.10.2002	own blank bills of exchange, declaration of voluntary submission to infusement
14	BIG Bank Gdanski S.A.***	Warszawa, Wloclawek branch	*60 000*	-	*12 258*	-	*WIBID 1M + margin*	29.06.2002	authorisation to a current bank account in BIG *BG*
15	Bank Przemyslowo-Handlowy PBK S.A.***	Krakow, Busko-Zdroj branch	15 000	-	8 918	-	WIBOR 1M + margin	31.03.2002	own blank bill of exchange, authorisation to a bank account
16	Bank Handlowy w Warszawie S.A.***	Warszawa, Lublin branch	5 000	-	4 597	-	WIBOR 1M + margin	23.11.2001	own blank bill of exchange
17	PKO BP S.A.***	Warszawa, Poznan branch	5 400	-	4 169	-	WIBOR 1M + margin	27.07.2002	pledge on goods and trucks
18	*ING Bank Slaski S.A.****	Katowice, Warszawa branch	6 000	-	4 114	-	WIBOR 1M + margin	credit in a current account	own blank bill of exchange
19	Bank Handlowy w Warszawie S.A.**	Warszawa, Plock branch	100 000	-	3 805	-	WIBOR T/N + margin	31.12.2001	voluntary submission to infusement
20	Bank Przemyslowo-Handlowy PBK S.A.***	Krakow, Chrzanow branch	3 500	-	3 500	-	WIBOR 1M + margin	28.03.2002	own blank bill of exchange with full guarantee of RT S.A.
21	Bank Handlowy w Warszawie S.A.***	Warszawa, Lublin branch	3 500	-	3 500	-	WIBOR 1M + margin	18.10.2002	no collateral
22	Bank Handlowy w Warszawie S.A.***	Warszawa, Trzebinia branch	6 000	-	2 911	-	WIBOR T/N + margin	09.07.2003	guarantee of Rafineria Trzebinia S.A.
23	BRE Bank S.A.***	Warszawa	10 000	-	2 001	-	WIBOR 1M + margin	credit in a current account	own blank bill of exchange
24	PEKAO S.A.***	Warszawa, Lublin branch	2 000	-	2 000	-	WIBOR 1 WEEK + margin	18.10.2002	no collateral
25	Bank Ochrony Środowiska S.A.***	Warszawa, Wloclawek branch	4 100	-	1 405	-	WIBOR 1M + margin	24.05.2002	own blank bill of exchange
26	Kredyt Bank S.A.***	Warszawa, Wroclaw branch	930	-	767	-	WIBOR 1M + margin	26.04.2002	alienation agreement
27	Kredyt Bank S.A.***	Warszawa, Wroclaw branch	700	-	700	-	WIBOR 1M + margin	19.11.2002	mortgage on real estate No. 263/11,23
28	Bank Handlowy w Warszawie S.A.***	Warszawa, Lublin branch	950	-	645	-	WIBOR 1 WEEK + margin	30.12.2002	no collateral
29	PEKAO S.A.***	Warszawa, Lublin branch	1 000	-	581	-	WIBOR 1 WEEK + margin	30.09.2002	no collateral
30	LG Petro Bank S.A.***	Lodz, Gdansk branch	520	147	520	147	LIBOR 1M + margin	18.10.2002	money bailment equal 560 000 PLN
31	Bank Handlowy w Warszawie S.A.***	Warszawa, Trzebinia branch	900	-	487	-	WIBOR T/N for each period	renewal every 7 days	guarantee of Rafineria Trzebinia S.A.
32	Bank Handlowy w Warszawie S.A.***	Warszawa, Plock branch	2 300	-	439	-	WIBOR 1M + margin	credit line in a current account until 20.11.2002	own blank bill of exchange
33	BIG Bank Gdanski S.A.***	Warszawa, *Wloclawek branch*	*600*	-	*422*	-	*WIBID 1M + margin*	*29.06.2002*	own blank bill of exchange, authorisation to a *bank account, letter of intent from Anwil S.A.*
34	BIG Bank Gdanski S.A.***	Warszawa, Wloclawek branch	340	-	340	-	WIBID 1M + margin	29.06.2002	own blank bill of exchange, authorisation to a bank account, letter of intent from Anwil S.A.

(in thousands PLN)

Note 21C.

SHORT TERM LOANS AND BORROWINGS

No	Name with indication of legal form	Location	Amount of loan according to contract PLN	Amount of loan according to contract currency	Amount of loan to be repaid PLN	Amount of loan to be repaid currency	Interest rate*	Repayment date	Collateral
35	Bank Zachodni WBK S.A.***	Wroclaw, Inowroclaw branch	500	-	313	-	WIBOR 1M + margin	credit in a current account	cession of rights from policy agreement, own bill of exchange
36	PEKAO S.A.***	Warszawa, Plock branch	2 000	-	288	-	WIBOR 1M + margin	credit line in a current account until 30.09.2002	own blank bill of exchange
37	Bank Depozytowo Kredytowy S.A.***	Lublin	300	-	220	-	WIBOR 1M + margin	01.07.2002	own blank bill of exchange
38	Bank Przemyslowo-Handlowy PBK S.A.***	Krakow, Plock branch	200	-	200	-	WIBOR 1M + margin	11.10.2002	deposit of 300,000 PLN
39	BIG Bank Gdanski S.A.***	Warszawa, Wloclawek branch	150	-	150	-	WIBID 1M + margin	29.06.2002	blocked deposit, own blank bill of exchange, authorisation to a bank account
40	PKO BP S.A.	Warszawa, Plock branch	100 000	-	121	-	WIBOR 1M	21.08.2002	own blank bill of exchange, authorisation to a bank account, voluntary submission to infusement
41	BRE Bank S.A.***	Warszawa, Hrubieszow branch	200	-	100	-	preferential rate	24.05.2002	own blank bill of exchange
42	Kredyt Bank S.A.***	Warszawa, Wroclaw branch	100	-	99	-	WIBOR 1M + margin	17.05.2002	own blank bill of exchange
43	Bank Przemyslowo-Handlowy PBK S.A.***	Krakow, Chrzanow branch	1 000	-	67	-	WIBOR 1M + margin	29.03.2002	own blank bill of exchange with full guarantee of RT S.A.
44	Bank Ochrony Srodowiska S.A.***	Warszawa, Lublin branch	54	-	55	-	preferential rate	27.11.2002	own blank bill of exchange
45	PEKAO S.A.***	Warszawa, Jedlicze branch	4 000	-	52	-	WIBOR 1M + margin	30.04.2002	registered pledge on raw materials and components in the value of 4.5 mln PLN along with cession of rights from the insurance agreement, authorisation to a bank account in PEKAO S.A., Jedlicze branch
46	BIG Bank Gdanski S.A.***	Warszawa, Wloclawek branch	150	-	40	-	WIBOR 3M + margin	30.04.2002	blocked deposit, own blank bill of exchange, authorisation to a bank account
47	Bank Handlowy w Warszawie S.A.***	Warszawa, Lublin branch	200	-	33	-	WIBOR 1M + margin	28.02.2002	cession of rights from policy agreements
48	Bank Handlowy w Warszawie S.A.***	Warszawa, Wloclawek branch	600	-	1	-	WIBOR 1M + margin	24.09.2002	transfer of receivables from Anwil S.A., alienation of goods
	TOTAL				866 787				
II. Long term currently repaid									
49	Consortium of banks organized by ABN Amro**	Warszawa	797 260	200 000 USD	2 666	-	LIBOR 3M + margin	31.10.2003	voluntary submission to infusement
50	Bank Ochrony Srodowiska S.A.***	Warszawa, Wloclawek branch	150 000	-	30 000	-	preferential rate	31.12.2002	mortgage, cession of receivavbles, voluntary submission to infusement
51	Bank Handlowy w Warszawie S.A.***	Warszawa, Bydgoszcz branch	117 421	-	9 784	-	WIBOR 1M + margin	31.12.2013	cession of receivables from the lease agreement concerning fuel containers, cession of property rights
52	Consortium - agent: Bank Handlowy w Warszawie S.A.***	Warszawa	103 712	-	6 719	-	WIBOR 3-6M + margin, EURIBOR 3-6M + margin	07.05.2007	mortgage
53	PKO BP S.A.**	Warszawa, Plock branch	100 000	-	103 393	-	WIBOR + margin	08.12.2002	authorisation to bank accounts, cession of receivables
54	CITIBANK INTERNATIONAL PLC***	London	88 482	21 458 EUR	27 172	7 715 EUR	EURIBOR 6M + margin	07.04.2002	bank guarantee NCM
55	Narodowy Fundusz Ochrony Srodowiska i Gospodarki Wodnej**	Warszawa	80 000	-	40 000	-	preferential rate	30.04.2003	own blank bill of exchange, cession of receivables
56	Narodowy Fundusz Ochrony Srodowiska i Gospodarki Wodnej***	Warszawa	50 000	-	10 000	-	preferential rate	20.12.2006	quarantee of PKN ORLEN S.A., voluntary submission to infusement in a form of a notarial deed
57	Bank Przemyslowo Handlowy PBK S.A.***	Krakow, Busko Zdroj branch	31 395	12.096 CHF	4 393	-	LIBOR 3M + margin	31.12.2006	own blank bill of exchange with the guarantee of Petrochemia Plock
58	BIG Bank GDANSKI S.A.***	Warszawa, Wloclawek branch	30 000	-	6 239	-	WIBOR 3M + margin	17.03.2006	mortgage, authorisation to a current bank account, own own blank bill of exchange
59	ING Bank Slaski S.A.***	Katowice, Krosno branch	29 689	-	4 453	-	WIBOR 3M + margin	14.12.2006	mortgage on real estate, cession of property rights to movables, cession of rights from insurance agreement
60	BIG Bank GDANSKI S.A.***	Warszawa, Wloclawek branch	27 439	7 123 EUR	5 036	1 429 EUR	EURIBOR 6M + margin	30.12.2005	mortgage, authorisation to a current bank account, own own blank bill of exchange
61	BIG Bank GDANSKI S.A.***	Warszawa, Wloclawek branch	20 272	4 990 EUR	3 528	1 001 EUR	EURIBOR 6M + margin	30.12.2005	mortgage, authorisation to a current bank account, own blank bill of exchange
62	Bank Ochrony Srodowiska S.A.***	Warszawa, Wloclawek branch	17 570	-	1 979	-	preferential rate	27.03.2002	mortgage, cession of receivavbles, own blank bill of exchange
63	Bank Przemyslowo Handlowy PBK S.A.***	Krakow, Busko Zdroj branch	12 472	4.805 CHF	893	-	LIBOR 3M + margin	31.12.2006	own blank bill of exchange with the guarantee of Petrochemia Plock
64	ING Bank Slaski S.A.***	Katowice	11 200	-	1 084	-	WIBOR 1M + margin	31.12.2009	own blank bill of exchange
65	Bank Przemyslowo Handlowy PBK S.A.***	Krakow, Plock branch	7 203	-	1 873	-	WIBOR 3M + margin	30.06.2005	own blank bill of exchange, transfer of receivables

(in thousands PLN)

Note 21C.

SHORT TERM LOANS AND BORROWINGS

No	Name with indication of legal form	Location	Amount of loan according to contract		Amount of loan to be repaid		Interest rate*	Repayment date	Collateral
			PLN	currency	PLN	currency			
66	Bank Ochrony Srodowiska S.A.***	Warszawa, Rzeszów branch	6 800	-	1 360	-	preferential rate	10.07.2004	bank guarantee of PEKAO S.A., Krosno branch
67	Bank Handlowy w Warszawie S.A.***	Warszawa	6 500	-	1 300	-	WIBOR 1M + margin	01.03.2006	mortage, cession of rights from insurance agreements
68	Pekao S.A.***	Lublin	6 494	DEM	3 241	-	LIBOR + margin	23.10.2002	-
69	Narodowy Fundusz Ochrony Srodowiska i Gospodarki Wodnej***	Warszawa	6 000	-	510	-	preferential rate	20.12.2010	own blank bill of exchange along with a notarial deed
70	Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej**	Warszawa	5 773	-	1 640	-	preferential rate	30.11.2005	own blank bill of exchange, cession of receivables
71	Narodowy Fundusz Ochrony Srodowiska i Gospodarki Wodnej***	Warszawa	5 300	-	1 060	-	preferential rate	30.11.2002	own blank bill of exchange, cession of receivables, bank guarantee
72	Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej**	Warszawa	5 000	-	1 000	-	preferential rate	30.11.2005	own blank bill of exchange, cession of receivables
73	Pekao S.A.***	Warszawa, Plock branch	4 000	-	4 000	-	WIBOR + margin	27.06.2002	own blank bill of exchange, authorisation to a current bank account
74	Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej***	Katowice	3 000	-	860	-	preferential rate	30.11.2003	own blank bill of exchange
75	PKO BP S.A.***	Warszawa, Jaslo branch	2 500	-	833	-	WIBOR 1M + margin	09.07.2003	mortage, cession of rights from insurance agreements
76	Narodowy Fundusz Ochrony Srodowiska i Gospodarki Wodnej***	Warszawa	2 341	-	800	-	preferential rate	30.06.2004	bank guarantee, bill of exchange
77	Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej***	Opole	2 000	-	1 014	-	preferential rate	20.12.2002	own blank bill of exchange, cession of receivables
78	Bank Handlowy w Warszawie S.A.***	Warszawa, Olsztyn branch	1 500	-	300	-	preferential rate	21.05.2005	guarantee of Anwil S.A., cession of rights from policy agreement, collateral on purchased items (without life stock)
79	Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej***	Torun	1 500	-	407	-	preferential rate	14.01.2005	authorisation to a current bank account, own blank bill of exchange, bank guarantee in BIG BG
80	Bank Ochrony Srodowiska S.A.***	Warszawa, Wloclawek branch	1 100	-	374	-	preferential rate	31.05.2004	authorisation to a current bank account in BOS S.A., own blank bill of exchange
81	Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej***	Warszawa	1 000	-	500	-	preferential rate	31.05.2002	own blank bill of exchange, authorisation to a current bank account
82	Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej**	Plock	1 000	-	500	-	preferential rate	31.07.2003	own blank bill of exchange, authorisation to a current bank account
83	Bank Ochrony Srodowiska S.A.***	Warszawa, Plock branch	450	-	201	-	preferential rate	08.11.2002	own blank bill of exchange, voluntary submission to infusement
84	L.G. Petro Bank S.A.***	Lodz, Szczecin branch	390	-	200	-	LIBOR 3M + margin	30.09.2003	registered pledge
85	Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej***	Torun	225	-	45	-	preferential rate	15.09.2005	bank guarantee
86	Bank Przemyslowo Handlowy PBK S.A. ***	Szczecin	150	-	69	-	WIBOR + margin	15.11.2002	registered pledge
87	Kredyt Bank S.A.***	Warszawa, Wroclaw branch	70	-	23	-	preferential rate	18.01.2003	registered pledge on a container
88	ING Bank Slaski S.A.***	Katowice, Krosno branch	-	-	372	-	WIBOR 3M + margin	14.12.2006	mortgage on real estate, cession of property rights to movables, cession of rights from insurance agreement
89	Bank Ochrony Srodowiska S.A.***	Warszawa, Rzeszów branch		-	82	-	preferential rate	10.07.2004	bank guarantee of PEKAO S.A., Krosno branch
90	L.G. Petro Bank S.A.***	Lodz, Bydgoszcz branch	-	-	76	-	WIBOR 1M + margin	08.03.2004	mortgage, registered pledge on vehicle (MAN)
91	BIG Bank GDANSKI S.A.***	Warszawa, Wloclawek branch		-	39	-	WIBOR 1M	27.05.2004	blank bill of exchange, cession of property rights to chromatograph, authorisation to a current account
	TOTAL				280 018				
	TOTAL I + II				1 146 805				

*Notes to the "Interest rates" are presented in Note 20D.

**Loan taken by the Parent Company

***Loan taken by Subsidiaries

(in thousands PLN)

Note 21D.

SHORT TERM LIABILITIES FROM THE ISSUE OF SECURITIES

Securities by kind	Nominal value	Interest rate	Date of repurchase	Guaranties/collateral	Additional rights
Bonds	33 800	13,21%	31.01.2002	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional rights
Bonds	24 350	13,50%	06.02.2002	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional rights
Bonds	23 960	13,53%	06.02.2002	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional rights
Bonds	47 950	13,30%	12.02.2002	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional rights
Bonds	57 240	13,83%	22.02.2002	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional rights
Bonds	48 100	12,47%	27.02.2002	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional rights
Bonds	49 350	11,05%	07.03.2002	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional rights
Bonds	40 000	11,45%	13.03.2002	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional rights
Bonds	30 000	11,55%	13.03.2002	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional rights
Total value	**354 750**				

Note 21E.

SPECIAL FUNDS	2001	2000
a. Company's social fund	39 544	38 017
b. Premium fund	395	403
c. Other funds	11 145	17 167
Total special funds	**51 084**	**55 587**

Note 22.

ACCRUALS AND DEFERRED INCOME	2001	2000
a) accruals, including	189 095	149 486
- jubilee and retirement bonuses	134 697	101 763
- holiday pay accrual	19 284	14 954
- environment pollution	3 997	4 515
- environment restoration costs	1 388	1 058
- cost of awards in VITAY program	17 489	-
- other	12 240	27 196
b) deferred income, including:	151 225	95 455
- unrealized exchange rate differences	115 526	80 316
- fines calculated, not received	21 253	7 420
- subventions received	8 946	1 896
- interest, court costs	3 467	3 101
- insurance	1 290	859
- other	743	1 863
Total accruals and deferred income	**340 320**	**244 941**

Note 23.

	2001	2000
Net book value	7 419 130	7 086 147
Number of shares as at 31 December 2001	420 177 137	420 177 137
Net book value per share (in zlotys)	17,66	16,86
Expected number of shares	420 177 137	420 177 137*
Diluted net book value per share (in zlotys)	17,66	16.86*

* Diluted indices were calculated according to IAS and differ from formerly presented.
Method of calculation of net book value and dilluted net book value is presented in Note 40.

Notes to the consolidated profit and loss accounts

Note 24A.

NET SALES OF OWN PRODUCTS (TYPE OF SALES)	2001	2000
a) sales of products	23 564 206	24 660 147
b) sales of service	283 749	215 261
Total net sales of own products	**23 847 955**	**24 875 408**

NET SALES OF OWN PRODUCTS (BY TERRITORY)	2001	2000
a) domestic sales	23 039 215	24 152 824
b) export sales	808 740	722 584
Total net sales of own products	**23 847 955**	**24 875 408**

Note 25A.

NET SALES OF GOODS FOR RESALE AND MATERIALS (TYPE OF SALES)	2001	2000
a) Wholesale of goods	1 304 376	1 270 185
c) Sales of materials	720 990	699 061
d) Other sales	5 174	15 253
Total net sales of goods for resale and materials	**2 030 540**	**1 984 499**

Note 25B.

NET SALES OF GOODS FOR RESALE AND MATERIALS	2001	2000
a) domestic sales	1 666 765	1 791 762
b) export sales	363 775	192 737
Total net sales of goods and materials	**2 030 540**	**1 984 499**

Note 26.

COSTS (BY COSTS TYPE)	2001	2000
a) usage of materials and energy	10 591 361	12 817 116
b) external services	1 406 579	1 364 815
c) taxes	9 093 982	8 589 723
d) wages and salaries	799 469	631 350
e) payroll related benefits	189 026	154 545
f) depreciation	948 455	775 319
g) other	209 095	176 535
Total costs	23 237 967	24 509 403
- changes in the position of stocks and accruals	333 158	(832 783)
- sales and distribution costs (negative value)	(10 340 895)	(9 716 522)
- cost of products and services for own use (negative value)	(48 762)	(84 841)
- general and administration expenses (negative value)	(804 641)	(616 682)
Cost of sales	12 376 827	13 258 575

Note 27.

OTHER OPERATING INCOME	2001	2000
a) proceeds from fixed assets sales	32 366	11 115
b) grants	5 419	6 606
c) releases of provisions	205 870	74 066
- release of provision for bad and doubtful debts	21 403	22 298
- release of provision for lacks	-	863
- release of provisions for certain or potential losses	44 028	6 257
- provisions not used according to their aim	1 928	2 734
- relase of environmental provision	107 314	34 067
-other	31 197	7 847
d) other, including:	76 064	55 554
- proceeds from liquidation of fixed assets	591	411
- fines received	7 778	1 284
- stocktaking discrepancies	1 424	7 200
- value of finished goods	20 717	3 082
- previous period VAT received	15 046	6 808
- other	30 508	36 769
Total other operating income	319 719	147 341

Note 28.

OTHER OPERATING COSTS	2001	2000
a) book value of fixed assets sold	15 879	5 632
b) stock valuation adjustments	13 729	21 530
c) unplanned depreciation charges	17 471	46 522
d) setting-up provisions	128 770	99 554
- setting-up of provision for current assets	1 231	-
- setting-up of provision for unprofitable assets	1	14
- setting-up of provision for bad and doubtful accouts	97 518	46 292
- setting-up of provision for certain or potential losses	15 847	40 636
- setting-up of provisions for environmental costs	-	2 973
- setting-up of provisions for tax control decisions	1 772	6 201
- setting-up of provisions for stock	9 430	124
- setting-up of other provisions	2 971	3 314
e) other, including:	85 421	70 138
- net value of liquidated tangible and intangible fixed assets	3 230	7 225
- fixed asset liquidation costs	2 001	7 870
- value of investments without economic benefit	27 252	1 201
- value of investments given away	1 244	1 807
- value of investments sold	1 566	688
- write down of overdue accounts receivable	4 240	496
- grants of other elements of fixed assets	10 270	13 567
- stockcount differences	4 031	1 405
- fines paid	3 097	5 256
- court costs	3 392	2 119
- social organisation fees	402	501
- other	24 696	28 003
Total other operating costs	261 270	243 376

Note 29.

PROCEEDS FROM SHARES IN OTHER COMPANIES	2001	2000
Proceeds from shares in other companies, including:	1 326	228
1. From subsidiary companies	17	123
2. From associated companies	84	-
3. From parent company	-	-
Proceeds from shares in other companies	**1 326**	**228**

Note 30.

PROCEEDS FROM OTHER FINANCIAL ASSETS	2001	2000
Proceeds from other financial assets, including:	-	-
1. From subsidiary companies	-	-
2. From associated companies	-	-
3. From parent company	-	-
Total proceeds from other financial assets	**-**	**-**

Note 31.

OTHER FINANCIAL INCOME	2001	2000
a) loan interest, including:	5 684	226
- from subsidiary companies	-	-
- from associated companies	1	-
- from parent company	-	-
b) other interest, including:	87 961	54 215
- from subsidiary companies	-	-
- from associated companies	-	278
- from parent company	-	-
c) proceeds from sales of securities	47 276	714
d) adjustments to value of shares, securities and other property rights	-	52
e) exchange rate gains, including:	106 558	108 621
f) release of provisions	38 135	20 246
g) other	14 222	12 899
Total other financial income	**299 836**	**196 973**

Note 32.

FINANCIAL COSTS	2001	2000
a) loan interest, including:	348 550	313 377
- subsidiary companies	-	-
- associated companies	-	-
- parent company	-	-
b) other interest, including:	7 495	5 671
- subsidiary companies	-	173
- associated companies	-	50
- parent company	-	-
c) book value of sales of securities*	-	929
d) financial investments valuation adjustments	67 292	4 507
e) exchange rate losses, including:	79 580	157 523
f) setting-up provisions	64 214	39 825
- for interests on invoices paid	63 798	39 715
- for potential losses	416	110
g) other financial costs	1 057	20 212
Total financial costs	**568 188**	**542 044**

	2001	2000
***) Proceeds from sales of securities, shares and other property rights**	66,999	2,376
Book value of sold securities, shares and other property rights	19,723	2,591
Profit/loss from sales of securities, shares and other property rights	47,276	(215)

Note 33.

EXTRAORDINARY PROFITS	2001	2000
a) unforeseen- insurance compensation	20 059	67 107
b) profits on the sale of subsidiary companies	-	-
c) profits on the sale of associated companies	-	-
d) other, including	498	178
- profits on the change of production methods	66	70
- other	432	108
Total extraordinary profits	20 557	67 285

Note 34.

EXTRAORDINARY COSTS	2001	2000
a) unforeseen	12 068	29 004
b) losses on the sale of subsidiary companies	-	-
c) losses on the sale of associated companies	-	-
d) other, including	2 413	3 379
- losses on the change of production methods	1 129	2 694
- written off receivable from conciliatory proceedings	624	168
-other	660	517
Total extraordinary charges	14 481	32 383

Note 35.

INCOME TAX	2001	2000
1. Gross profit	460 636	1 127 282
2. Consolidation adjustments	(75 268)	8 804
3. Permanent differences between gross profit (loss) and taxable income	91 787	60 838
4. Temporary differences between gross profit and taxable income	(77 448)	(250 488)
5. Other differences between gross profit and taxable income, including:	(641)	457
- corrections from previous years	(641)	457
6. Taxable income	399 066	946 893
7.Tax according to tax rate for the year	112 808	284 154
8. Tax allowances	290	(7)
9. Income tax due	113 098	284 147
10. Change in provision for deferred tax liability	-	-
- opening balance	367 052	343 646
-inclusion of new entities in consolidation	47 664	288
- increases	74 305	61 933
- decreases	(57 516)	(38 815)
-closing balance	431 505	367 052
11. Change in provision for deferred tax asset	-	-
- opening balance	235 889	262 545
-inclusion of new entities in consolidation	659	-
- increases	99 967	61 197
- decreases	(99 268)	(87 853)
-closing balance	237 247	235 889
12. Income tax on gross profit	129 188	333 921

Principal differences between tax figure in Profit and Loss account and tax calculated on actual taxable basis	2001	2000
1.Permanent differences	91 787	60 838
dividends	(1 222)	(11 592)
non taxable operating income	(57 146)	(29 791)
extraordinary losses non tax deductible	632	338
provisions for other operating costs	71 117	62 735
provisions for debts	18 938	33 303
other permanent differences	59 468	5 845
2. Temporary differences	(77 448)	(250 488)
valuation decreasing the value of finished goods	(13 910)	17 392
cost of awards in VITAY program	17 489	-
interest and provisions accrued	5 194	37 048
foreign exchange differences	(1 035)	(43 839)
holiday pay accrual	5 907	831
jubilee and retirement costs	22 284	(24 345)
environmental costs	(130 769)	(29 509)
excess of accounting over tax depreciation	(82 840)	(47 370)
received compensation for previous years	27 909	4 619
non taxable income	6 466	(30 909)
financal fixed assets adjustments	66 034	4 320
investment allowance	(98 251)	(155 211)
depreciation fixed assets covered by tax allowance	121 679	112 824
investment bonus	(40 168)	(107 538)
other	16 563	11 199

Deffered tax assets by type	2001	2000
The amount of future tax asset from:		
- enviroinmental costs	3 939	10 977
- jubilee and retirement bonuses	7 485	8 344
- unrealized foreign exchange differences	146	-
- other	8 298	3 193
Totel deferred tax asset at the end of the period	19 868	22 514

Deffered tax liability by type	2001	2000
investment allowances	348 483	343 305
investment bonuses to be deducted in next year	(13 782)	(23 442)
excess of accounting over tax depreciation	14 258	(2 688)
jubilee and retirement liability	(19 403)	(16 015)
surplus of exchange rate losses	(246)	(89)
holiday pay accrual	(3 347)	(2 996)
accrued costs for environmental protection	(92 356)	(109 992)
valuation of assets to market value	31 680	-
other differences	(51 161)	(34 406)
Deffered tax liability on temporary differences	214 126	153 677

	2001	2000

Information on tax relating to consolidated entities

	Entity	Rafineria Trzebinia S.A.	Rafineria Jedlicze S.A.	Other entities	Total
2000					
current tax	239,793	13,823	3,932	26,599	284,147
deffered tax	50,998	322	1,189	(2,735)	49,774
Total	290,791	14,145	5,121	23,864	333,921
2001					
corrent tax	74,432	9,748	325	28,593	113,098
deferred tax	19,899	5,258	5,022	(9,424)	20,755
Total	94,331	15,006	5,347	19,169	133,853

Note 36.

OTHER AMOUNTS REDUCING PROFITS OR INCREASING LOSSES		
- obligatory profit distributions	-	-
Total other amounts reducing profit or increasing losses	-	-

In years 2000 and 2001deferred tax asset was not written-off because of the uncertainty of realisation of the tax asset.

In 2001 deffered tax assets amounting to 12,107 were writen off due to not utilized allowance.

Income tax on extraordinary items	1 701	10 471

Note 37.

NET PROFIT (LOSS)		
a. net profit (loss) of parent company	**248 026**	**700 830**
b. net profit (loss) of subsidiary companies	**42 176**	**97 017**
c. net profit (loss) of associated companies	**11 702**	**34 666**
	41 149	**(27 663)**
Net profit (loss)	**343 053**	**804 850**

(in thousands PLN)

Note 38. Method of calculation of earnings and diluted earnings per ordinary share for the twelve months period

Net profit (for 12 months) in zloty	(A)	343,053,518,89
Weighted average number of ordinary shares	(B)	420,177,137
Earnings per ordinary share (in zloty)	(A/B)	0.82
Weighted average expected number of ordinary shares	(C)	420,177,137
Diluted earnings per ordinary share (in zloty)	(A/C)	0.82

Following assumptions were made to calculate earnings and diluted earnings per ordinary share:

- number of issuer's ordinary shares is set as a number of shares in the specified period where weights are set as length of the period equal to the whole or the part of the accounting year,
- expected number of ordinary shares is calculated according to IAS.

Note 39. Proposed distribution of profit for the year 2001 and distribution of profit of consolidated associates and subsidiaries for the year 2000

a) Proposed distribution of profit for the year 2001

Distribution of profit of the Parent Company	
Dividend (0.12 zloty per 1 share)	50,421,256,44
Reserve capital	197,605,162,56
Total	248,026,419,00

(in thousands PLN)

b) Distribution of profit of consolidated associates and subsidiaries for the year 2000

	ORLEN KolTrans Sp. z o.o.*	Petrocentrum Sp. z o.o.	Petrogaz Plock Sp. z o.o.**	ORLEN Medica Sp. z o.o.	ORLEN Budonaft Sp. z o.o.	Petrogaz Inowroclaw Sp. z o.o.	Orlen Polimer Sp. z o.o.	Orlen Powiernik Sp. z o.o.	Orlen Transport Szczecin Sp. z o.o.	Orlen Transport Krakow Sp. z o.o.	ORLEN Transport Plock Sp. z o.o.	Orlen Transport Lublin Sp. z o.o.
Distribution of profit												
Rewards for employees	-	-	-	-	-	-	-	-	-	-	-	-
Social Security Office (ZUS) and Pension Fund	-	-	-	-	-	-	-	-	-	-	-	-
Capital reserve (absorption of losses)	-	103	4,156	360	1,135	18	2,204	15	275	456	936	1,752
Dividends	-	-	-	-	-	-		-	-	-	-	
Company's Social Fund (ZFSS)	-	-	-	-	-	-	-	-	-	-	-	-
Adjustment of capital reserve write-off	-	-	-	-	-	-	-	-	-	-	-	-
Previous year loss cover	-	-	-	-	-	-	-	-	-	-	-	-
Undistributed profit	-	-	-	-	-	-	-	-	-	-	-	-
Total profit (loss) for the year 2000	-	103	4,156	360	1,135	18	2,204	15	275	456	936	1,752

*The company started its operating activity in 2001.

** Includes profits from Petrogaz Jaworzno Sp. z o.o., Petrogaz Redaki Sp. z o.o., Petrogaz Hrubieszow Sp. z o.o. contributed to the company Petrogaz Plock Sp. z o.o.

(in thousands PLN)

b) Distribution of profit of consolidated associates and subsidiaries for the year 2000 (continued)

	Orlen Transport Nowa Sol Sp. z o.o.	Zaklad Budowy Aparatury Sp. z o.o.	Orlen Transport Poznan Sp. z o.o.	Orlen Transport Slupsk Sp. z o.o.	Orlen Transport Warszawa Sp. z o.o.	Petrotel Sp. z o.o.	Orlen Transport Olsztyn Sp. z o.o.	Petrogaz Lapy Sp. z o.o..	Orlen Transport Kedzierzyn-Kozle Sp. z o.o.	ORLEN Petroprofit Sp. z o.o.	Orlen Wodkan Sp. z o.o.
Distribution of profit/loss cover											
Rewards for employees	-	-	-	-	-	-	-	-	-	-	-
Social Security Office (ZUS) and Pension Fund	-	-	-	-	-	-	-	-	-	-	-
Capital reserve	2,311	967	1,341	1,464	318	3,138	956	-	521	2,007	608
Dividends	-	306	-	-	-	-	-	-	-	90	-
Transfer to Social Fund (ZFSS)	-	-	-	-	-	-	-	-	-	-	-
Adjustment of capital reserve write-off	-	-	-	-	-	-	-	-	-	-	-
Undistributed profit	-	-	-	-	-	-	-	(331)	-	(47)	-
Total profit (loss) for the year 2000	2,311	1,273	1,341	1,464	318	3,138	956	(331)	521	2,050	608

(in thousands PLN)

b) Distribution of profit of consolidated associates and subsidiaries for the year 2000 (continued)

	Rafineria Trzebinia S.A.	Petro-Oil Sp. z o.o.	Rafineria Nafty Jedlicze S.A.	Anwil S.A.	Inowroclawskie Kopalnie Soli "Solino" S.A.	Orlen Mechanika Sp. z o.o.	ORLEN Petro-Tank Sp. z o.o.	Orlen Automatyka Sp. z o.o.	Petrogaz Nowa Brzeznica Sp. z o.o.	Orlen Petrozachod Sp. z o.o.	ORLEN PetrogazWroclaw Sp. z o.o.
Distribution of profit/loss cover											
Rewards for employees	-	-	-	-		-	-	-	-	-	-
Social Security Office (ZUS) and Pension Fund	-	-	-	-		-	-	-	-	-	-
Capital reserve	30,856	7,316	8,594	70,513	6,750	232	4,463	3,498	(222)	1,374	81
Dividends	84	-	-	-	-	-	-	600	-	-	-
Transfer to Social Fund (ZFSS)		-	-	-	300	-	-	-	-	-	-
Adjustment of capital reserve write-off	-	-	-	-	-	-	-	-	-	-	-
Undistributed profit	2,383	-	4,158	-	-	-	-	-	(269)	-	-
Total profit (loss) for the year 2000	33,323	7,316	12,752	70,513	7,050	232	4,463	4,098	(491)	1,374	81

(in thousands PLN)

b) Distribution of profit of consolidated associates and subsidiaries for the year 2000 (continued)

	Orlen Remont Sp. z o.o.	Petrolot Sp. z o.o.	Orlen Eltech Sp. z o.o.	Petroprojekt Sp. z o.o.	Orlen EnergoRem Sp. z o.o.	Orlen Wir Sp. z o.o.	Naftoport Sp. z o.o.	Flexpol Sp. z o.o.	Chemiepetrol GmbH
Distribution of profit/loss cover									
Rewards for employees	-	-	-	-	-	-	-	-	-
Social Security Office (ZUS) and Pension Fund	-	-	-	-	-	-	-	-	-
Capital reserve	2,262	5,516	1,439	2,743	706	1,705	-	-	-
Dividends	528	-	160	750	-	192	18,301	2,714	989
Transfer to Social Fund (ZFSS)	-	-	-	-	-	-	-	-	-
Adjustment of capital reserve write-off	-	-	-	-	-	-	-	-	-
Undistributed profit	-	-	-	-	-	-	-	373	-
Total profit (loss) for the year 2000	2,790	5,516	1,599	3,493	706	1,897	18,301	3,087	989

(in thousands PLN)

Note 40.Method of calculation of net book value and diluted net book value per share as at 31 December 2001

Net book value	(A)	7,419,131,378,15
Number of shares	(B)	420,177,137
Net book value per share (in zloty)	(A/B)	17.66
Expected number of shares	(C)	420,177,137
Diluted net book value per share (in zloty)	(A/C)	17.66

Following assumptions were taken to calculate net book value and diluted net book value per ordinary share:

- number of issuer's ordinary shares is set as a number of shares as at 31 December 2001,
- expected number of ordinary shares is calculated according to IAS.

(in thousands PLN)

NOTES TO CASH FLOW STATEMENT

Information about cash and cash equivalents is presented in Note 10.

Note 41. Classification of the capital group activities in cash flow statement

The classification of activities into operating, investing and financing activities is as follows:

- Operating activity includes transactions and events connected with the PKN ORLEN Group's core activity, not enumerated in financing and investing activities (i.e. repayment of liabilities, cash inflow from sales of finished products or goods for resale, income tax payments, collection of receivables from sales);
- Investing activity includes mainly inflows and outflows connected with purchase or sale of fixed assets and with purchase or sale of securities;
- Financing activity includes mainly the securing of equity capital and loan capitals, as well as their repayment and maintenance.

a) The reasons for occurrence of differences between balance sheet changes of selected balance sheet items and changes presented in cash flow statement

Receivables:	year 2001
Balance sheet change in net value of long- and short-term receivables	99,909
Change in corporate income tax receivables	(13,121)
Change in investing receivables	(629)
Change in financial fixed assets	(27,118)
Result of changes in Capital Group composition	152,724
Changes in accounted receivables	4,733
Other	701
Change in receivables within cash flow statement	217,199

Liabilities:	year 2001
Balance sheet change in long- and short-term liabilities	(312,358)
Change in short-term loans and borrowings	303,633
Change in corporate income tax liabilities	5,059
Change in investing liabilities	122,849
Result of changes in Capital Group composition	(353,701)
Change in liabilities resulting from issuance of securities	(169,900)
Change of liabilities from financial fixed assets	2,619
Other	(5,425)
Change in liabilities within cash flow statement	(407,224)

Stock:	year 2001
Balance sheet change in stock	520,966
Result of changes in Capital Group composition	121,903
Other	1,271
Change in balance of stock within cash flow statement	644,140

Accruals:	year 2001
Balance sheet change in accruals	51,823
Change in commercial bonds interest	3,932
Result of changes in Capital Group composition	15,588
Other	631
Change in accruals within cash flow statement	71,974

(in thousands PLN)

Deferred income:	year 2001
Balance sheet change in deferred income	55,770
Changes resulting from unrealised foreign currency gains on loans	(31,893)
Result of changes in Capital Group composition	(7,909)
Change in deferred income within cash flow statement	15,968

Provisions:	year 2001
Balance sheet change in provisions	(162,042)
Result of changes in Capital Group composition	(9)
Change in deferred income within cash flow statement	(162,051)

b) Other captions in consolidated cash flow statement

In the cash flow statement for the year 2001 in an item B.I.8 in investing activities an amount of 75,960 thousand zloty is presented. This amount includes:

Change in prepayments for fixed assets	55,716
Cash acquired from newly consolidated companies	19,058
Other	1,186

	75,960

(in thousands PLN)

ADDITIONAL EXPLANATORY NOTES

Note 42. Financial instruments

In year 2001, the Parent Company has entered a number of forward transactions for purchase of US Dollars. The purpose of entering forward contracts was hedging of short-term liabilities concerning purchase of crude oil.

Forward transactions were of short-term character and its total value represents small fraction of the total value of foreign payments of the Parent Company. All forward transactions were cleared in 2001.

Risks resulting from the above instruments result from foreign exchange risk USD/PLN and risk of change of interest rates.

Note 43. Contingent liabilities and risks

a) Guarantees and other contingent liabilities

Type of liability as at 31 December 2001

Guarantees granted, including:	99,831
– to consolidated subsidiaries (consolidated)	95,297
– to consolidated associates	-
– to other companies	4,534
Other contingent liabilities, including:	50,227
– complaint of Enerco – Industrie (ii)	22,736
– complaint of individuals (ii)	23,040
– other	4,451
Total	150,058

(i) Contingent liability concerning complaint of Enerco – Industrie of 22,736 thousand zloty includes amounts due to a complaint not contributed value of share (5,000 thousand zloty) and interest (17,736 thousand zloty).

(ii) Contingent liabilities concerning: complaint of individuals of 22,140 thousand zloty. The amount of 22,140 relates to the fee for an inventive project and complaint of an individual of 900 thousand zloty due to an accident of a family member and against three parties.

(in thousands PLN)

b) Tax allowance

According to the Decree of Ministry of Finance dated 25 January 1994, concerning deductions of taxable income with investment expenses and decreases of tax on profits as well as according to Art.18a of the Corporate Income Tax Act (being in force from 31 December 1999, from 1 January 2000 article 3.1 of Changes to Corporate Income Tax Act), corporate taxpayers were allowed to offset their taxable basis for a specified tax year with investment expenditure incurred in that year, and then offset its taxable basis for next tax year with a "tax bonus", i.e. half of the investment expenditure incurred in previous tax year. The PKN ORLEN Group companies benefited from the investment incentives in the following amounts for the 1996- 2001 financial years (deductions from taxable income):

PKN ORLEN Group	Tax allowance	Tax bonus
Year 1996	251,669	129,315
Year 1997	442,234	125,834
Year 1998	307,514	175,363
Year 1999	280,045	136,575
Year 2000	206,963	127,986
Year 2001	98,927	43,750
	-------	------
Total	1,587,352	738,823
	=======	======

These allowances and bonuses are conditional. The Corporate Income Tax regulations provide for the loss and reversal of entitlement for investment allowances if within 3 years beginning end of the taxable year in which the allowance was used, any of the following circumstances arise:

1) the taxpayer has outstanding tax liabilities exceeding 3% of particular taxes due for specific tax years, in relation to taxes constituting the state budget's income and insurance pension premiums, in case of VAT, any outstanding payments may not exceed 3% of output VAT;

2) the taxpayer transfers, in any form, the ownership of items that were subject to investment deductions; this does not concern the transfer of ownership resulting from the change of an entity's legal form or the merger or diversion of companies, performed on the basis of the Commercial Code;

3) the legal basis for the treatment of leased fixed assets as a component of the lessee's property ceases to exist;

4) the taxpayer is put into liquidation or is declared bankrupt;

5) the taxpayer is reimbursed for investment expenses in any form.

Tax authorities may also deny a claim to tax allowances if the taxpayer had been charged with outstanding tax liabilities at the moment in which the tax incentives deductions were recognized.

The Act on the amendment of the Corporate Income Tax Act dated 20 November 1998 (Journal of Law no 144, position 931,being in force from 31 December 1999, from 1 January 2000 article 3.1 of Changes to Corporate Income Tax Act) stipulates that taxpayers do not lose such right to investment allowance (according to the article 18 a of Corporate Income Tax Act) if they adjust their tax returns and settle the outstanding payments with penalty interest due within 14 days. In this case, the above implications, described in point (1) are not applicable.

(in thousands PLN)

c) Excise tax – contingent liability of Rafineria Trzebnia S.A.

On 9 January 2002 after a tax audit in Rafineria Trzebinia S.A., the Fiscal Control Inspector issued a decision denoting the amount of liabilities concerning excise and VAT tax for the period firm June to December 1998, of 55 million zlotys and liabilities resulting from penalty interest of 58 million zlotys. The decision was subject to an appeal to Fiscal Chamber and a request to suspend the execution of the decision.
On 7 February 2002 Fiscal Office in Chrzanow suspended execution of the decision. At the same time the Fiscal Office set pledge on: shares constituting financial fixed assets of Rafineria Trzebinia S.A.and on plant and equipment owned by Rafineria Trzebinia S.A. of total value equal to the tax liability. The right annotation was made in Fiscal Pledge Register.
On 12 February 2002 Fiscal Office in Chrzanow submitted to Mortgage Department of Regional Court a request for an annotation on enforced mortgage on real estates owned by Trzebinia Refinery.
In case the qualifications are sustained, as a result of further proceedings, there is a risk of increase in the above value of liabilities by amounts referring to other periods than this already audited.
As of the date of preparation of these consolidated financial statements the result of the appeal proceedings in this case is not known. Management of the Parent Company believes that taking into consideration the merits of the appeal, a negative outcome is of not probable.

d) Power transfer fee - ZEP S.A.

Under the Decree of Ministry of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Journal of Law No. 1, dated January 15, 2001), the power transfer fee calculation method has changed. PKN ORLEN is in the process of negotiating new power transfer fee with Zaklad Energetyczny Plock S.A. The disputed amount was provided for based on best possible estimate made by PKN ORLEN Management.

f) Anti-trust proceedings

The Parent Company is subject to four anti-trust proceedings.

In two proceedings, Office for Protection of Competition and Consumer ("Office") issued a decision setting cash penalty. These proceedings concern:

1. Prices of fuels – the Parent Company appealed to Anti-Trust Court against the negative decision of OPCC setting a penalty of 5 million zloty. Anti-Trust Court repealed the decision of OPCC concerning monopolistic practice of PKN ORLEN and therefore the cash penalty was repealed. In the year 2000 the provision of 5 million zloty, set in year 1999, was released. On 21 February 2001 OPCC applied to the Supreme Court to annul the positive verdict for the Parent Company. As of the date of preparation of this statement, the Supreme Court has not appointed any date for the annulling lawsuit.

2. Methods of setting prices for antifreeze liquid to radiators "Petrygo" and prices for monoethylene glycols – the Parent Company appealed to Anti-Trust Court against the negative decision of OPCC setting penalty of 40 million zlotys. On 13 August 2001, the Anti-Trust annulled fully the decision the decision of OPCC, which blame PKN of applying monopolistic practice, annulling at the same time cash penalty. OPCC applied on 4 October 2001 to the Supreme Court to annul the verdict. As of the date of preparation of this statement, the Supreme Court has not appointed any date for the annulling lawsuit.

Until the date of preparation of these financial statements, two remaining proceedings have still been pending.

1. Refusal to sale fuels to certain group of customers – the Parent Company appealed to the Supreme Court against the negative verdict of the Anti-trust Court, concerning cessation of monopolistic management practice.
2. Practices limiting competition – on 10 October 2001 President of OPCC commenced legal proceedings to command following companies: PKN ORLEN, BP EXPRESS Sp. z o.o., KAPBROL-Bis Sp. z o.o. and Klemens Imiola Firma KI to cease monopolistic practices, limiting competition by concluding agreements concerning prices for fuels on gas stations that belong to these firms in Koszalin.

(in thousands PLN)

Until the date of preparation of the presented financial statements, the results of the above proceedings were not yet known. These financial statements do not include provisions relating to the above proceedings as in the opinion of the Parent's Company Management charging the Parent Company with these penalties is not probable.

On 7 February 2002 the Supreme Court issued the verdict (published on 12 February 2002) in which it dismissed the annulling request submitted by Office for Protection of Competition and Consumer ("OPCC") and Polish Chamber of Liquid Fuels ("PCLF") concerning the verdict of Anti-Trust Court from 23 June 1999.

In the verdict to which OPCC and PCLF submitted annulling request, the anti-Trust Court dismissed the decision of OPCC from 11 December 1998, issued at the request of PCLF ordering PKN ORLEN to cease practice of selling liquid fuels at the same price in Plock and regional trade offices of PKN ORLEN.

The Court stressed that although PKN ORLEN dominates on the liquid fuels market and acts on both wholesale and retail market, the way of setting wholesale prices does not interfere with anti-trust act.

g) Lawsuits concerning declaring as invalid the resolutions of the general meeting of shareholders of CPN and deregistering of CPN from Companies Register

The Parent Company is subject to three court proceedings on declaring as invalid the resolutions of the general meeting of shareholders of CPN.

One of them concerns the resolution taken on 29 October 1998 and relating to the decrease in capital of CPN by redemption part of shares being in possession of Nafta Polska S.A. The proceeding is on its way. The Court did not set a date for the trial.

Two proceedings concern declaring as invalid the resolution of 19 May 1999 relating to the merger of CPN with the Parent Company. In both cases the claimants withdrew their claims. It is believed that lawsuits run will be discontinued in the near future.

h) Employees compensation plans

On 19 August 1999 an agreement between the Parent Company and a trade union "Solidarnosc" operating in former CPN was signed. The goal of this agreement was regulating legal status of former CPN employees in the Parent Company structure after the merger. The agreement was accepted by the other trade unions operating within the Parent Company and expanded to the remaining employees of the Parent Company. The Parent Company guaranteed all the employees not to be made redundant within 24 months from 1 January 1999. Above agreement expired on 30 November 2001.
The Parent Company is negotiating new agreement concerning regulation of employee situation in case of introducing restructuring actions in the Parent Company.

i) Polish taxation

Poland currently has a number of laws related to excise tax, value added tax, corporate income tax and payroll (social) taxes. Regulations regarding these taxes were implemented not long ago, and may be often unclear or inconsistent. Often, differing opinions regarding legal interpretations exist both among and within government ministers and organizations, creating uncertainties and areas of conflict. Tax settlements, together with other legal compliance areas (for example: customs and currency control matters) are subject to review and investigation by a number of authorities, which are reinforced by law to impose severe fines, penalties and interest charges. These facts create tax risks in Poland that are substantially higher than those typically found in countries with more developed systems.

There are no formal procedures in Poland to agree the final level of tax charge for a period. Tax settlements may be subject of review during the subsequent 5 years. There is a risk that the authorities may have a different opinion from that presented by the entities of the Capital Group as to the interpretation of the law which could have significant effect on the entities of PKN ORLEN Group stated tax liabilities.

(in thousands PLN)

j) Fixed assets located on the land with unsettled ownership issues

Net value of fixed assets on land with unsettled ownership issues as at 31 December 2001 accounts for 24,054 thousands zloty. Those assets are located mainly on fuel stations of former CPN. The necessity to leave or return these assets can have an adverse influence on the financial position or activity of the PKN ORLEN Group.

Note 44. Amounts due to the State or local government budgets as a result of obtaining the right of ownership to buildings

As at 31 December 2001 there were no significant amounts due to the State or local government budgets as a result of obtaining the right of ownership to buildings.

Note 45. Discontinued operations

During the year 2001 the entities of the PKN ORLEN Group did not discontinue any core activity and do not plan to discontinue any area of core activity in the following 12 months.

Note 46. Information on cost of construction in progress, fixed assets and development for own needs

Cost of construction in progress and fixed assets constructed by the PKN ORLEN Group during the year 2001 amounted to 11,256 thousand zloty.

Note 47. Capital expenditures planned and incurred after 31 December 2001

Capital expenditures planned by the PKN ORLEN Group in following years amounts to 7,648,219 thousand zloty, including planned expenditures related to protection of environment amounting 152,082 thousand zloty. Capital expenditures incurred till the end of March 2002 amounted to 175,170 thousand zloty, including expenditures related to protection of environment amounting to 27,311 thousand zloty.

Note 48.Transactions with members of the Management Board, Supervisory Board of Parent Company, their spouses, siblings, descendants and their other relatives

a) Transactions with members of the Management Board, Supervisory Board, their spouses, siblings, descendants and their other relatives

Transactions with members of the Management Board and Supervisory Board are described in Note 51.
As at 31 December 2001 there were no borrowings granted by the PKN ORLEN Group companies to managing and supervising persons and their relatives.
In the year 2001 members of Management Board, Supervisory Board of the Parent Company, their spouses, siblings, descendants and their other relatives have not entered any significant transactions with the Parent Company.

(in thousands PLN)

b) Transactions of Parent Company with related entities in the period between 1 January and 31 December 2001 and account balances as at 31 December 2001

Capital Group of PKN ORLEN

	Consolidated subsidiaries 1)	Consolidated associates 3)	Unconsolidated subsidiaries 1)	Unconsolidated associates 3)	Total of related entities in year 2001
Sales	3,030,732	37,200	35,487	49,474	3,152,893
Purchases	557,740	23,976	106,677	30,192	718,585
Interest receivable	3,641	-	279	347	4,267
Interest payable	36	-	19	-	55
Receivables	289,761	5,371	8,757	4,148	308,037
Payables	70,160	3,854	11,977	4,338	90,329
Loans granted	-	-	-	-	-
Loans received	-	-	-	-	-
Long-term receivables	255,076	-	-	-	255,076

1) The Company uses its vote rights (above 50% of votes) to appoint members of the Supervisory Board and in some cases also members of the Management Board

2) The Company has significant influence through representatives of supervisory bodies

Information about share in common stock and number of votes in subsidiaries and associates is presented in Note 4D.

(in thousands PLN)

b) Transactions with major Shareholder

Third stage of Privatisation of PKN ORLEN

On 1 August 2001 financial advisor of the Parent Company's shareholder Nafta Polska S.A. - BNP Paribas and financial advisors of the Company - CAIB Investment Bank and Lehman Brothers sent invitation to selected enterprises operating in crude oil sector to offer submission. With reference to the invitation, offers should among others concern purchase of 17.58% of the Company's shares by these enterprises being a property of Nafta Polska S.A., purchase of significant package of shares by the Company in share capital of these enterprises and proposed structure of integration with the Company. On 14 August 2001 the Company received copies of offers forwarded in response to the aforementioned invitation.
On 13 August 2001 PKN ORLEN S.A. made an agreement with Nafta Polska S.A. regarding co-operation in realisation of the third stage of the privatisation of the Company and in a process of integration with a selected entity operating in the region in the crude oil industry, which is considered by the Company.

Note 49. Information on joint undertakings and significant items of financial fixed assets, which are not the subject to full method and equity method consolidation

a) Polkomtel S.A.

As at 31 December 2000 the Company owned 4,019,780 shares of Polkomtel S.A. and had 19.61% share in Polkomtel share capital.

Polkomtel S.A. activities mainly include:
- designing, installation, exploitation and managing of GSM system on Polish territory in accordance with conditions of license given to the company,
- services connected with GSM cellular telecommunication on Polish territory,
- sales of products and services related to GSM system.

On 29 December 2000 having exercised the subscription right, PKN ORLEN applied for 1,078,550 registered shares of "J" series issued by Polkomtel S.A. due to the development of UMTS technology, what is proportional to PKN ORLEN's 19.61% share in this company. In 2001 PKN ORLEN also paid instalments amounting to 107,855 thousand zloty for the acquired shares. On 24 September 2001 increase of capital amounted to 550 million zloty by issuing 5,500,000 shares was registered in The Regional Court for the city of Warsaw, IX Department of National Registry Code. Share capital of the company amounts to 2,050 million zloty.

On 18 June 2001 the Extraordinary Shareholders Meeting of Polkomtel S.A. agreed to grant the company a 500 million zloty loan by their shareholders. The Shareholders of Polkomtel (including PKN ORLEN) will participate in granting the loan in proportion to possessed shares. Financial support from the loan will be used to cover the UMTS expenses. The loan agreement was signed on 1 October 2001 between Polkomtel S.A. and its shareholders (including PKN ORLEN). PKN ORLEN granted loan amounting to 98 million zloty in the year 2001.

b) Niezalezny Operator Miedzystrefowy Sp. z o.o.

As at 31 December 2001 Parent Company owned 168,000 shares and 35% of votes on General Meeting of Shareholders of Niezalezny Operator Miedzystrefowy Sp. z o.o. Share capital of the company amounts to 240 million zloty. The other shareholders are Polskie Sieci Elektroenergetyczne S.A. in Warsaw (50%) and Telekomunikacja Energetyczna Tel-Energo S.A. in Warsaw (15%).
The company's activities include: interregional telecommunication services, installation, exploitation, modernisation and usage of telecommunication systems.
In short-term perspective, new capital increases up to 60 million zloty are planned. Total share capital of Niezalezny Operator Miedzystrefowy Sp. z o.o. will amount to 300 million zloty. PKN ORLEN is to acquire new shares for the amount of 21 million zloty in total.
In the year 2001 involvement of PKN ORLEN S.A in Niezalezny Operator Miedzystrefowy Sp. z o.o. has increased by 35 million zlotys. The face value of one share increased from 100 zloty to 500 zloty (on 29 August 2001 Regional Court for the city of Warsaw XX Department of National Registry Code issued the decision of increasing the share capital of 100 million zlotys and of the change of the nominal value of share).

(in thousands PLN)

c) Telewizja Familijna S.A.

As at 31 December 2001 Parent Company owned 220,000 shares of Telewizja Familijna S.A which represents 11,96% of share capital and 9,61% votes on General Meeting of Shareholders.
The company's activities include: radio and television activity, activity connected with movie and video industry, reproduction and recording, telecommunication, advertising and agency activity.

On 14 March 2000 a contract was signed between the Parent Company, Telewizja Familijna S.A., KGHM Metale S.A., PSE S.A., Prokom Investments S.A., Powszechny Zaklad Ubezpieczen na Zycie S.A. and Monastery "Prowincja Zakonu Braci Mniejszych Konwentualnych". The parties of this contract became the shareholders of Telewizja Familijna S.A. The value of capital investment of PKN ORLEN. amounts to 26 million zloty. The Parent Company set up an impairment provision for full value of shares.

On 18 July 2001 PKN ORLEN acquired 260 bonds amounting to 26 million zloty. Repurchase of bonds is going to take place on 12 March 2005. The above bonds were fully provided for.

Note 50. Average employment information

Average employment by category in Parent Company and consolidated subsidiary entities between 1 January and 31 December 2001 was as follows:

Category of employment	Year 2001
Blue collar workers	10,253
White collar workers	7,575

	17,828
	=====

(in thousands PLN)

Note 51. Remuneration of the Company's Management and Supervisory Boards, including distribution of profits of the Parent Company paid out in the period between 1 January 2001 and 31 December 2001

Remuneration of the Parent Company's Management includes contract remuneration, bonuses, yearly prize and cash equivalents for the unused vacations set by the Supervisory Board in management contracts. Additionally, the Parent Company pays for the members of Management Board life insurance.

Remuneration	Year 2001
Management Board of Parent Company	6,359
Supervisory Board	755
	7,114

Remuneration in subsidiaries	Year 2001
Management Board of Parent Company	315
Supervisory Board	-
	315

Remuneration in associates	Year 2001
Management Board of Parent Company	56
Supervisory Board	-
	56

Note 52. Information about loans, borrowings and guarantees granted to the Management and Supervisory Board members and other information concerning Management and Supervisory Board members of Parent Company

The Parent Company, subsidiaries and associates did not grant loans to the Management and Supervisory Board members of the Parent Company in the year 2001. The Parent Company, subsidiaries and associates did not grant loans and guarantees to the Management and Supervisory Board members of the Parent Company.

Note 53. Significant events from previous years included in the financial statements for the year 2001

No significant events, concerning previous years were included in the financial statements for the year 2001.

Note 54. Events occurring after the end of the financial year

a) Changes in the structure of shareholders

PKN ORLEN was informed that as at 26 February 2002 The Bank of New York owned 97,077,976 shares of PKN ORLEN with 97,077,976 votes on General Meeting of Shareholders. Shares owned by Bank account for 23,10% shares of the Company and votes on General Meeting of Shareholders.

(in thousands PLN)

b) Changes in the Management Board

The Supervisory Board of PKN ORLEN on the meetings held on 8 February 2002 and 7 March 2002 changed the composition of the Management Board of the Company.
The Management Board consists presently of 5 persons:

- Zbigniew Wrobel - President of the Management Board and CEO
- Krzysztof Cetnar - Vice-President of the Management Board of PKN ORLEN and CFO
- Slawomir Golonka- Vice-President of the Management Board responsible for Sales
- Andrzej Ernest Macenowicz- Vice-President of the Management Board responsible for Human Resources and Management Systems
- Janusz Wisniewski - Vice-President of the Management Board for Development and Production

c) Changes in the Supervisory Board

On 21 February 2002 the extraordinary General Meeting of Shareholders of PKN ORLEN and the Minister for State Treasury changed the composition of the Supervisory Board of PKN ORLEN.
The Supervisory Board consists presently of:

- Andrzej Herman – President of the Supervisory Board
- Jan Waga – Vice-President of the Supervisory Board
- Grzegorz Mroczkowski – Secretary of the Supervisory Board
- Maciej Gierej – Member of the Supervisory Board
- Edward Grzywa – Member of the Supervisory Board
- Andrzej Kratiuk – Member of the Supervisory Board
- Krzysztof Kluzek – Member of the Supervisory Board
- Ryszard Lawniczak – Member of the Supervisory Board
- Krzysztof Szlubowski – Member of the Supervisory Board

d) Planned constitution of joint venture with Basell Europe Holdings B.V.

On 13 February 2002 the Supervisory Board of PKN ORLEN agreed on planned constitution of joint venture company with Basell Europe Holdings B.V. in the form of commercial law company and contribution in-kind to acquire a stake in the JV. On 21 February 2002 the Extraordinary Meeting of Shareholders of PKN ORLEN accepted resolution concerning agreement stemming from law regulations and the Company's Statute for constituting a joint venture with Basell Europe Holdings BV and introducing to this JV contribution in kind (including real estates) of PKN ORLEN in form of Polymers Block. The Extraordinary Meeting of Shareholders agreed also to disposal of these real estates (i.e. ownership or perpetual leasehold of the above mentioned sites of land and ownership of real estates located on them) as the contribution in kind to the JV. If until 30 June 2002 the Parent Company does not sign the agreement for constitution of the JV under conditions accepted by the Management Board the above agreements become ineffective. The above-mentioned permissions were given under the condition that the Supervisory Board approves the content of the negotiated agreements.

e) Dismissal of the verdict annulling request submitted by the Office for Protection of Competition and Consumer and Polish Chamber of Liquid Fuels

For information on Dismissal of the verdict annulling request submitted by the Office for Protection of Competition and Consumer and Polish Chamber of Liquid Fuels see Note 43 (e).

(in thousands PLN)

f) Increase in share capital in Petro-Oil Sp. z o. o.

On 25 March 2002 the Regional Court for Krakow - Srodmiescie in Krakow, XI Economic Department of Domestic Court Register, registered increase in share capital of Petro-Oil Sp. z o. o.
Before capital injection the share capital of Petro-Oil Sp. z o. o. amounted to 14 million zloty and was increased by 29,558 stakes of 1,000 Zloty each, to the value of 43,558 thousand zloty. The share in the increased capital was fully covered by Rafineria Trzebinia S.A. in form of contribution in kind worth 23,719 thousand zloty and 5,839 thousand zloty in cash. After the increase in share capital of Petro-Oil Sp. z o. o. the shareholders' structure is following:

- Rafineria Trzebinia S.A. – 75.58%
- Rafineria Nafty Jedlicze S.A. – 7.71%
- Rafineria Czechowice S.A. – 7.71%
- PKN ORLEN – 9 %

Each stake gives right to one vote on the Shareholders' Meeting.
Before the increase in share capital PKN ORLEN owned 28% stakes in Petro-Oil.

g) Extraordinary event in Rafineria Trzebinia S.A.

On 5 May 2002 ignition of crude oil in storage container occurred at Rafineria Trzebinia S.A. Despite of fire of one of the fuel storage tanks, the refinery operates without any interruption. The situation is controlled by specialist and no danger exists since the fire has been extinguished. Also, no environmental pollution has been detected at the adjacent area. Special inspection searches the cause of the fire, which caused damage initially assessed at about 8 million of zloty.
Rafineria Trzebinia S.A. belongs to the PKN ORLEN Group. PKN ORLEN owes 77.07% of shares in Rafineria Trzebinia S.A. Same as for other similar facilities of the PKN ORLEN Group, the storage tank at Rafineria Trzebinia was fully insured. The damage shall be covered by the insurance policy and shall not affect PKN ORLEN's financial position. The fire did not impact production and commercial operations of Rafineria Trzebinia S.A..

(in thousands PLN)

Note 55. Information on relations between legal antecedent and the Company concerning overtaking of assets and liabilities

On 29 June 1993 the Minister for Privatisation representing State Treasury transformed the State-owned enterprise under the firm of Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia" located in Plock into State-owned Joint Stock Company. The Parent Company's share capital resulted from transformation of the former state enterprise funds: enterprise fund and start-up fund. The share capital of the Parent Company at the day of transformation amounted to 420 million zloty, with the remaining part of the funds of state-owned enterprise presented as the capital reserve of the Parent Company. The State Treasury took up all of the Company's shares. The special funds of the state-owned enterprise, in the amounts presented in the closing balance sheet, became special funds of the Parent Company in accordance with their previous use.

Note 56. Hyperinflationary accounting and reporting

The yearly average cumulated inflation rate for last three years for all the periods covered by this consolidated financial statements did not equal, nor exceed 100%, therefore the additional disclosure is not necessary.

Note 57. Changes in the accounting policies

During year 2001 the Capital Group did not introduce any significant changes in accounting policies in comparison to policies used to prepare consolidated financial statements for previous year.

Note 58. Change in the methods of preparing consolidated financial statements

Except for the changes resulting from adoption of the Decree, the Company did not introduce other changes in preparation of consolidated financial statements. Comparable financial data for the year 2000, were accordingly prepared with accordance to the Decree.

Note 59. Selected financial data by the group's segments of operations

Business segments

The operations of the PKN ORLEN Company are divided into two main segments: Refinery Segment and Chemical Segment.

- The refinery segment comprises crude oil processing as well as wholesale and retail trade in refinery products industry, primarily fuels.
- The chemical segment encompasses production and sales of petrochemicals by PKN ORLEN and production of fertilisers and PVC by Anwil.

The other segments include among others supporting and transport services, as well as repair-maintenance and building activities of other entities from the Group.
Net results and assets in particular segments had been established before the inter-segment eliminations were done. Internal prices in transactions between segments are similar to market prices.

(in thousands PLN)

Data by segment for the year ended 31 December 2001:

	Refining and Marketing	Chemicals	Other Operations	Eliminations	Total
Revenue	23,178,011	2,317,211	383,273	-	25,878,495
External sales	3,560,294	1,110,947	1,271,176	(5,942,417)	-
Inter-segment sales	**26,738,305**	**3,428,158**	**1,654,449**	**(5,942,417)**	**25,878,495**
Total revenue	23,178,011	2,317,211	383,273	-	25,878,495
Result					
Segment result	**746,170**	**139,484**	**38,151**	**582**	**924,387**
Unallocated corporate expenses					(263,867)
Profit from operations					**660,520**
Income from investments in shares					1,326
Income from other financial fixed assets					-
Other financial income					299,836
Financial costs					(568,188)
Gross profit					**393,494**
Extraordinary gains					20,557
Extraordinary losses					(14,481)
Goodwill write-off from consolidation	(24)	-	(3,197)	-	(3,221)
Capital reserve write-off	9,249	51,539	3,499	-	64,287
Profit before taxation					**460,6366**
Other obligatory charges on profit					(129,188)
Share in profits of entities consolidated with property rights					-
Profit of minority shareholders	(170)	11,996	11,694	-	23,520
Income taxes					(11,915)
Net profit					**343,053**

Other information

	Refining and Marketing	Chemicals	Other Operations	Eliminations	Total
Segment assets	9,146,354	2,198,539	1,637,901	(104,324)	12,878,470
Share in entities consolidated under equity method	1,667	7,311	61,655	-	70,633
Goodwill	59	-	4,090	-	4,149
Unallocated corporate assets					1,132,796
Total consolidated assets					14,086,048
Segment liabilities	2,286,714	229,775	399,495	(104,052)	2,811,932
Negative goodwill	18,644	271,387	1,690	-	291,721
Unallocated corporate liabilities					3,169,043
Total consolidated liabilities					6,272,696

(in thousands PLN)

	Refining and Marketing	Chemicals	Other Operations	Eliminations	Total
Property, plant, equipment and intangible assets expenditure	823,079	273,794	105,614	-	1,202,487
Property, plant, equipment and intangible assets expenditure unallocated to segments					57,039
Total property, plant, equipment and intangible assets expenditure					1,259,526

	Refining and Marketing	Chemicals	Other Operations	Eliminations	Total
Segments depreciation	626,310	144,443	152,537	-	923,290
Unallocated group assets depreciation					25,165
Total depreciation					948,455
Non-cash expenses other than depreciation	97,347	43,829	16,722	-	157,898

Geographical segments

The PKN ORLEN Group operates primarily in Poland. The table below presents the PKN ORLEN Group's consolidated sales by geographical markets.

Data by segment for the 12 months ended 31 December 2000:

	Refining and Marketing	Chemicals	Other Operations	Total
Export sales	627,111	536,914	8,490	1,172,515
Domestic sales	22,550,900	1,780,297	374,783	24,705,980
Total external sales	23,178,011	2,317,211	383,273	25,878,495

All assets of the PKN ORLEN Group at 31 December 2001 are located in Poland, where also all the capital expenditures were made in the twelve months ended 31 December 2001.

(in thousands PLN)

Note 60. Differences between data disclosed in consolidated financial statements and previously prepared and published consolidated financial statements

a) Changes introduced to the consolidated financial statement for the fourth quarter of year 2001

	Net profit	Net assets
Financial data disclosed in 4Q 2001 consolidated report	438,503	7,514,580
1. Valuation of shares presented as financial fixed assets in the Parent Company	(57,004)	(57,004)
2. Valuation of tangible fixed assets	(27,250)	(27,250)
3. Provision for economic risk in the Parent Company	(9,781)	(9,781)
4. Other adjustments in the Parent Company	(14,631)	(14,631)
5. Income tax/deferred income tax resulting from above adjustments	20,743	20,743
6. Other adjustments- subsidiaries	(7,527)	(7,527)
Financial data disclosed in financial statements for the year 2001	343,053	7,419,130

The above adjustment did not impact the cash flow from operating activities.

b) Changes introduced to comparable consolidated financial statements for the year 2000

	Consolidated financial statements for the year 2000	Consolidated financial statements for the year 2001 -Comparable financial data for the year 2000
Estimated number of shares	431,521,921	420,177,137
Diluted net book value per share (in zloty)	16.42	16.86
Diluted earnings per share (in zloty)	1.87	1.92

Changes result from differences in calculating diluted earnings per share and diluted book value per share for the year 2000 according to Decree of the Council of Ministers referring currently to IAS.

Note 61. Liabilities secured on the consolidated entities' assets

As at 31 December 2001 the PKN ORLEN Group had the following types of liabilities secured on their assets:

Type of collateral at 31 December 2001	Liabilities secured on assets	Amount of collateral
Collateral	226,836	281,047
Collateral on other fixed assets	29,375	38,933
Pledge on goods	17,696	25,944
Cession of receivables	375,236	189,508
Others	133,633	2,213
Total	782,776	537,645

(in thousands PLN)

Note 62. Mandatory reserves of liquid fuels

Pursuant to the Act on State Reserves and Mandatory Fuel Reserves dated 30 May 1996 (Journal of Law, No. 90, pos. 404, with further amendments), the Parent Company and certain of its subsidiaries were obliged to maintain level of liquid fuel inventories, which in 1998 equalled 2% of total production and imports of these fuels in the previous year. Beginning 1999, this level is subject to annual increase by additional 2% of production and imports until the level denoted in the above mentioned act, equal to 90 days of total production and/or imports of these liquid fuels, is reached.

Note 63. Information concerning subsidiaries and associates not included in consolidated financial statement

In accordance with § 3 point 2 of the Decree of Ministry of Finance dated 19 November 1999 regarding more strict criteria than those stated in the Accounting Act clauses with reference to issuers of publicly listed shares or those soliciting allowance on public offering, this note includes information concerning entities not consolidated or not included in comparable financial data under art 56 point 2 of the Accounting Act, due to immateriality of values presented in financial statements of the entity.

Abridged financial statements of entities listed below are presented in the appendix to this report.

Note: The financial statements of entities listed below were not audited nor reviewed by Arthur Andersen Sp. z o.o.

No.	Name and location	Result on audit of financial statements for the year 2001
1.	ORLEN Sportowa S.A. – Plock	Unqualified auditor's report
2.	SAMRELAKS Machocice Sp. z o.o. – Machocice Kapitulne	No requirement to audit, nor review financial statements
3.	ZAWITAJ Swinoujscie Sp. z o.o. - Swinoujscie	No requirement to audit, nor review financial statements
4.	ORLEN Ochrona Sp. z o.o. – Plock	Unqualified auditor's report
5.	CPN Serwis Kielce Sp. z o.o. – Kielce	No requirement to audit, nor review financial statements
6.	Z.W. Mazowsze Leba-Ulinia Sp. z o.o. – Leba	Unqualified auditor's report
7.	CPN Serwis Gdansk Sp. z o.o. – Gdansk	Unqualified auditor's report
8.	Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. – Opole	No requirement to audit, nor review financial statements
9.	Serwis Slupsk Sp. z o.o. – Slupsk	Unqualified auditor's report
10.	CPN Serwis Nowa Wies Wielka Sp. z o.o. – Nowa Wies Wielka	Unqualified auditor's report
11.	Sanatorium Uzdrowiskowe "Krystynka" Sp. z o.o. – Ciechocinek	No requirement to audit, nor review financial statements
12.	Petromot Sp. z o.o. – Kedzierzyn-Kozle	No requirement to audit, nor review financial statements
13.	CPN Serwis Lodz Sp. z o.o. – Lodz	No requirement to audit, nor review financial statements
14.	CPN Serwis Rzeszow Sp. z o.o. – Rzeszow	No requirement to audit, nor review financial statements
15.	CPN Serwis Podlasie Sp. z o.o. – Bialystok	Unqualified auditor's report
16.	CPN Serwis Mazowsze Sp. z o.o. – Warszawa	No requirement to audit, nor review financial statements
17.	D.W. Mazowsze Jaszowiec Sp. z o.o. – Ustron Jaszowiec	No requirement to audit, nor review financial statements
18.	CPN Serwis Krakow Sp. z o.o. – Krakow	No requirement to audit, nor review financial statements
19.	CPN Serwis Wroclaw Sp. z o.o. – Wroclaw	No requirement to audit, nor review financial statements
20.	BHT Dromech S.A. – Warszawa*	The company does not prepare financial statements
21.	CPN Serwis Kedzierzyn-Kozle Sp. z o.o. – Kedzierzyn- Kozle	No requirement to audit, nor review financial statements
22.	CPN Serwis Szczecin Sp. z o.o. – Szczecin	No requirement to audit, nor review financial statements
23.	CPN Serwis Zachod Sp. z o.o. – Nowa Sol	Unqualified auditor's report
24.	CPN Marine Service Gdansk Sp. z o.o. – Gdansk	No requirement to audit, nor review financial statements
25.	Centrum Edukacji Sp. z o.o. - Plock	Unqualified auditor's report

(in thousands PLN)

No	Name and location	Result on audit of financial statements for the year 2001
26.	CPN Serwis Katowice Sp. z o.o. – Katowice	No requirement to audit, nor review financial statements
27.	ORLEN Petrogaz Nowa Brzeznica Sp. z o.o. – Nowa Brzeznica*	-
28.	Petromor Sp. z o.o. – Gdansk	No requirement to audit, nor review financial statements
29.	CPN Serwis Poznan Sp. z o.o. – Poznan	No requirement to audit, nor review financial statements
30.	ORLEN Morena Sp. z o.o. - Gdansk	No requirement to audit, nor review financial statements
31.	Przedsiebiorstwo Rolne Agro – Azoty II – Wloclawek Sp. z o.o. Laka k. Koszalina**	No requirement to audit, nor review financial statements
32.	Zakladowa Straz Pozarna Sp. z o.o. – Trzebinia**	No requirement to audit, nor review financial statements
33.	Konsorcjum Olejow Przepracowanych – Organizacja Odzysku S.A. – Jedlicze***	The company does not prepare financial statements
34.	Raf-Sluzba Ratownicza Sp. z o.o. – Jedlicze**	The financial statements were reviewed
35.	Petromont Sp. z o.o. – Niemce**	No requirement to audit, nor review financial statements
36.	Przedsiebiorstwo Gazyfikacji Bezprzewodowej PEGEBE S.A. – Plock**	Unqualified auditor's report
37.	MEDILOGISTYKA Sp. z o.o. – Plock**	No requirement to audit, nor review financial statements
38.	PetroUkraina Ltd Sp. z o.o. – Lviv (Ukraine)**	No requirement to audit, nor review financial statements
39.	NTVK – Vilnius (Lithuania)**	Unqualified auditor's report
40.	Medikor Sp. z o.o. – Jedlicze**	No requirement to audit, nor review financial statements
41	Raf- Ochrona Sp. z o.o. – Jedlicze**	No requirement to audit, nor review financial statements
42.	VARIA S.A. – Warszawa**	Unqualified auditor's report
43.	Wspolne Ukrainsko-Polskie Przedsiebiorstwo in the form of Sp. z o.o. (Ltd) PETRO-UKRAINA– Lviv (Ukraine)*	The company does not prepare financial statements
44.	Dom Handlowy Arian Petro-Oil – Kiev**	The company does not prepare financial statements
45.	Ran-Flex Sp. z o.o. – Kielce**	Unqualified auditor's report
46.	Ran-Starol Sp. z o.o. – Katowice**	Unqualified auditor's report
47.	Ran- GGC Sp. z o.o. – Gdansk**	Unqualified auditor's report
48.	Ran-Sigma Sp. z o.o. – Walbrzych**	Unqualified auditor's report
49.	Ran-Ole-Par Sp. z o.o. – Lodz**	Unqualified auditor's report
50.	Ran-Oil Sp. z o.o. – Tarnow**	No requirement to audit, nor review financial statements
51.	Ran-Akant Sp. z o.o. – Lublin**	Unqualified auditor's report
52.	Ran-Petromex Sp. z o.o. – Opole**	Unqualified auditor's report
53.	Ran-Kiczmer Sp. z o.o. – Pisarzowice**	Unqualified auditor's report
54.	Ran-Dickmar Sp. z o.o. – Tarnobrzeg**	Unqualified auditor's report
55.	Ran-Akses Sp. z o.o. – Szczecin**	Unqualified auditor's report
56.	Ran-Watt Sp. z o.o. – Torun*	The company does not prepare financial statements
57.	Ran-Mega Sp. z o.o. – Gliwice**	Unqualified auditor's report
58.	Niezalezny Operator Miedzystrefowy Sp. z o.o.	The Company under audit
59.	Motell Sp. z o.o. – Krakow	Unqualified auditor's report
60.	Petro-Oil CZ s.r.o. – Brno Prikop (Czech Republic)***	The company does not prepare financial statements
61.	Ran-Bialy Sp. z o.o. – Bialystok**	No requirement to audit, nor review financial statements
62	Piast Sp. z o.o. – Krakow **	Unqualified auditor's report
63.	Petro-Oil Seewax Sp. z o.o. – Sulejowek**	Unqualified auditor's report
64.	Petro-Oil Podlaskie Centrum Sprzedazy Sp. z o.o. – Bialystok**	Unqualified auditor's report
65.	Petro-Oil Zachodniopomorskie Centrum Sprzedazy Sp. z o.o. – Legnica**	No requirement to audit, nor review financial statements

No.	Name and location	Result on audit of financial statements for the year 2001
66.	Petro-Oil Dolnoslaskie Centrum Sprzedazy Sp. z o.o. – Legnica**	Unqualified auditor's report
67.	Petro-Oil Pomorskie Centrum Sprzedazy Sp. z o.o. –Gdansk **	Unqualified auditor's report
68.	Petro-Pak S.A. – Mielec**	Unqualified auditor's report
69.	RAF-Uniwersal Sp. z o.o. – Jedlicze **	No requirement to audit, nor review financial statements

*Company in liquidation

**Subsidiaries and associates of the companies consolidated under full method (Rafineria Trzebinia S.A., Rafineria Nafty Jedlicze S.A., ORLEN PetroProfit Sp. z o.o., Petro-Oil Sp. z o.o., ANWIL S.A., ORLEN Medica Sp. z o.o., ORLEN Petrogaz Plock Sp. z o.o., ORLEN PetroTank Sp. z o.o.)

***The company has not commenced its business at 31 December 2001

SIGNATURES OF THE MEMBERS OF THE MANAGEMENT BOARD

....

President - Zbigniew Wrobel

....

Vice President - Krzysztof Cetnar

....

Vice President - Slawomir Golonka

....

Vice President - Andrzej Macenowicz

....

Vice President - Janusz Wisniewski

Plock, 6 May 2002

ORLEN Sportowa Spolka Akcyjna - Plock

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	**4 783**	**5 537**	**A**	**Capital**	**1 272**	**1 403**
I	Intangible fixed assets	59	49	I	Share capital	1 000	1 000
II	Tangible fixed assets	4 724	5 488	II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve	609	587
IV	Long-term debtors			IV	Revaluation reserve	27	49
B	**Current assets**	**3 019**	**2 553**	V	Other capital reserves		
I	Inventories	502	608	VI	Undistributed profits from previous years	(233)	(237)
II	Debtors	2 372	1 812	VII	Net profit (loss) for the financial year	(131)	4
III	Short-term investments						
IV	Cash and cash equivalents	145	133	**B**	**Provisions**		
				C	**Long-term creditors**	**59**	**750**
C	**Prepayments and deferred costs**	**26**	**9**	**D**	**Short-term creditors and and special funds**	**6 354**	**5 946**
				I	Short-term creditors	6 229	5 830
				II	Special funds	125	116
				E	**Accruals and deferred income**	**143**	
	Total assets	**7 828**	**8 099**		**Total liabilities**	**7 828**	**8 099**

ORLEN Sportowa Spolka Akcyjna - Plock

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Cost of goods sold**	33 753	37 629	A	**Sales and sales equivalents**	32 361	35 742
I	Cost of goods for resale and materials sold	7 466	7 346	I	Net sales of finished products	22 531	26 015
II	Cost of sales of finished products	22 211	26 791				
III	Selling and distribution costs	1 874	1 680	II	Net sales of goods for resale and materials	9 830	9 727
IV	General and administration expenses	2 202	1 812				
B	**Profit on sales**			B	**Loss on sales**	1 392	1 887
C	**Other operating costs**	86	126	C	**Other operating income**	1 539	1 943
I	Book value of fixed assets sold	45	29	I	Sales of fixed assets	41	167
II	Other operating costs	41	97	II	Grants	17	24
				III	Other operating income	1 481	1 752
D	**Operating profit**	61		D	**Operating loss**		70
E	**Financial costs**	217	133	E	**Financial income**	73	237
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued	1	1	II	Interest received	70	142
III	Others	216	132	III	Others	3	95
F	**Profit on ordinary activities**		34	F	**Loss on ordinary activities**	83	
G	**Extraordinary losses**	29		G	**Extraordinary gains**	30	
H	**Profit before taxation**		34	H	**Loss before taxation**	82	
I	**Obligatory charges on profit**	49	30				
I	Income tax	49	30				
II	Others obligatory charges on profit						
J	**Net profit**		4	I	**Net loss**	131	

ORLEN Sportowa Spolka Akcyjna - Plock

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	**A. CASH FLOW FROM OPERATING ACTIVITIES**	511	3 325
I	**Net (loss) profit for the year**	(131)	4
II	**Total adjustments**	642	3 321
1	Depreciation	979	303
2	Foreign exchange gains/losses	(2)	
3	Interest and dividends received and repaid	145	118
4	Provisions for receivables		
5	Other provisions		
6	Income tax on gross profit	49	30
7	Income tax paid	(49)	(30)
8	(Profit) losses on investing activity	5	(138)
9	Movements in stock	106	191
10	Movements in debtors	(560)	1 352
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	(157)	1 543
12	Movements in prepayments and accruals	(17)	(5)
13	Movements in deferred income	143	
14	Others		(43)
III	**Net cash flow from operating activity (I+/-II)**	511	3 325
B	**CASH FLOW FROM INVESTING ACTIVITIES**	(231)	(4 754)
I	Sales of intangible fixed assets	(18)	142
II	Sales of tangible fixed assets	(212)	(4 896)
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received	(1)	
IX	Others		
X	Net cash flow from investing activity	(231)	(4 754)
C	**Cash flows from financing activities**	(268)	1 330
I	Repayments/ Repurchase of long term loans	(691)	750
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans	565	698
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital		
VIII	Interest paid	(144)	(118)
IX	Others	2	
X	Net cash flow from financing activity	(268)	1 330
D	**BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)**	12	(99)
E	**TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR**	133	232
F	**TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)**	145	133

SAMRELAKS Machocice Sp. z o.o. - Machocice Kapitulne

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	1 086		A	**Capital**	925	
I	Intangible fixed assets	10		I	Share capital	1 378	
II	Tangible fixed assets	1 076		II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve		
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	279		V	Other capital reserves		
I	Inventories	20		VI	Undistributed profits from previous years		
II	Debtors	207		VII	Net profit (loss) for the financial year	(453)	
III	Short-term investments						
IV	Cash and cash equivalents	52		B	**Provisions**		
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**	14		D	**Short-term creditors and and special funds**	454	
				I	Short-term creditors	454	
				II	Special funds		
				E	**Accruals and deferred income**		
	Total assets	1 379			**Total liabilities**	1 379	

SAMRELAKS Machocice Sp. z o.o. - Machocice Kapitulne

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Operating costs**	956		**A**	**Sales and sales equivalents**	469	
I	Cost of goods for resale and materials sold	79		I	Sales of finished products	267	
II	Materials and energy	216		II	Change in stocks of finished products and in work in progress (increase - a positive value, decrease - a negative value)		
III	External services	234		III	Przychod ze sprzedaży of goods for resale and materials	202	
IV	Taxes and charges	67		IV	Cost of production of allowances for the entity's own needs		
V	Payroll	181					
VI	Employee allowances	36					
VII	Depreciation	98					
VIII	Others	45					
B	**Profit on sales**			**B**	**Loss on sales**	487	
C	**Other operating costs**			**C**	**Other operating income**	35	
I	Book value of fixed assets sold			I	Sales of fixed assets		
II	Other operating costs			II	Grants		
				III	Other operating income	35	
D	**Operating profit**			**D**	**Operating loss**	452	
E	**Financial costs**	4		**E**	**Financial income**	3	
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued			II	Interest received		
III	Others	4		III	Others	3	
F	**Profit on ordinary activities**			**F**	**Loss on ordinary activities**	453	
G	**Extraordinary losses**			**G**	**Extraordinary gains**		
H	**Profit before taxation**			**H**	**Loss before taxation**	453	
I	**Obligatory charges on profit**						
I	Income tax						
II	Others obligatory charges on profit						
J	**Net profit**			**I**	**Net loss**	453	

SAMRELAKS Machocice Sp. z o.o. - Machocice Kapitulne

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	**A. CASH FLOW FROM OPERATING ACTIVITIES**	(142)	
I	**Net (loss) profit for the year**	(453)	
II	**Total adjustments**	311	
1	Depreciation	98	
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid		
4	Provisions for receivables		
5	Other provisions		
6	Income tax on gross profit		
7	Income tax paid		
8	(Profit) losses on investing activity		
9	Movements in stock	(20)	
10	Movements in debtors	(207)	
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	454	
12	Movements in prepayments and accruals	(14)	
13	Movements in deferred income		
14	Others		
III	**Net cash flow from operating activity (I+/-II)**	(142)	
B	**CASH FLOW FROM INVESTING ACTIVITIES**	(102)	
I	Sales of intangible fixed assets	(10)	
II	Sales of tangible fixed assets	(92)	
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others		
X	Net cash flow from investing activity	(102)	
C	**Cash flows from financing activities**	(4)	
I	Repayments/ Repurchase of long term loans		
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans		
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital		
VIII	Interest paid		
IX	Others	(4)	
X	Net cash flow from financing activity	(4)	
D	**BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)**	(248)	
E	**TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR**	300	
F	**TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)**	52	

Zawitaj Świnoujscie Sp. z o.o. - Świnoujscie

Balance sheet in thousands PLN

ASSETS		31.12.2001	31.12.2000	LIABILITIES		31.12.2001	31.12.2000
A	**Fixed assets**	69		A	**Capital**	186	
I	Intangible fixed assets			I	Share capital	531	
II	Tangible fixed assets	69		II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve		
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	334		V	Other capital reserves		
I	Inventories	9		VI	Undistributed profits from previous years		
II	Debtors	38		VII	Net profit (loss) for the financial year	(345)	
III	Short-term investments						
IV	Cash and cash equivalents	287		B	**Provisions**		
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**			D	**Short-term creditors and and special funds**	217	
				I	Short-term creditors	217	
				II	Special funds		
				E	**Accruals and deferred income**		
Total assets		403		**Total liabilities**		403	

Zawitaj Świnoujscie Sp. z o.o. - Świnoujscie

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Cost of goods sold**	549		A	**Sales and sales equivalents**	196	
I	Cost of goods for resale and materials sold	4		I	Net sales of finished products	191	
II	Cost of sales of finished products	451					
III	Selling and distribution costs			II	Net sales of goods for resale and materials	5	
IV	General and administration expenses	94					
B	**Profit on sales**			B	**Loss on sales**	353	
C	**Other operating costs**			C	**Other operating income**		
I	Book value of fixed assets sold			I	Sales of fixed assets		
II	Other operating costs			II	Grants		
				III	Other operating income		
D	**Operating profit**			D	**Operating loss**	353	
E	**Financial costs**			E	**Financial income**	8	
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued			II	Interest received	8	
III	Others			III	Others		
F	**Profit on ordinary activities**			F	**Loss on ordinary activities**	345	
G	**Extraordinary losses**			G	**Extraordinary gains**		
H	**Profit before taxation**			H	**Loss before taxation**	345	
I	**Obligatory charges on profit**						
I	Income tax						
II	Other obligatory charges on profit						
J	**Net profit**			I	**Net loss**	345	

Zawitaj Świnoujscie Sp. z o.o. - Świnoujscie

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	A. CASH FLOW FROM OPERATING ACTIVITIES	(169)	
I	Net (loss) profit for the year	(345)	
II	Total adjustments	176	
1	Depreciation	6	
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid		
4	Provisions for receivables		
5	Other provisions		
6	Income tax on gross profit		
7	Income tax paid		
8	(Profit) losses on investing activity		
9	Movements in stock	(9)	
10	Movements in debtors	(38)	
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	217	
12	Movements in prepayments and accruals		
13	Movements in deferred income		
14	Others		
III	Net cash flow from operating activity (I+/-II)	(169)	
B	CASH FLOW FROM INVESTING ACTIVITIES	(75)	
I	Sales of intangible fixed assets		
II	Sales of tangible fixed assets	(75)	
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others		
X	Net cash flow from investing activity	(75)	
C	*Cash flows from financing activities*	531	
I	Repayments/ Repurchase of long term loans		
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans		
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital	531	
VIII	Interest paid		
IX	Others		
X	Net cash flow from financing activity	531	
D	BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)	287	
E	TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR		
F	TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)	287	

ORLEN Ochrona Sp. z o.o. - Plock

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	458	482	**A**	**Capital**	1 602	669
I	Intangible fixed assets	42	49	I	Share capital	500	500
II	Tangible fixed assets	416	433	II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve	169	74
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	6 011	3 443	V	Other capital reserves		
I	Inventories	185	123	VI	Undistributed profits from previous years		
II	Debtors	4 017	2 811	VII	Net profit (loss) for the financial year	933	95
III	Short-term investments						
IV	Cash and cash equivalents	1 809	509	**B**	**Provisions**		
				C	**Long-term creditors**	186	279
C	**Prepayments and deferred costs**	271	275	**D**	**Short-term creditors and and special funds**	4 754	3 211
				I	Short-term creditors	4 754	3 211
				II	Special funds		
				E	**Accruals and deferred income**	198	41
	Total assets	6 740	4 200		**Total liabilities**	6 740	4 200

ORLEN Ochrona Sp. z o.o. - Plock

Profit and loss account in thousands PLN

COSTS AND LOSSES		31.12.2001	31.12.2000	REVENUES AND PROFITS		31.12.2001	31.12.2000
A	**Cost of goods sold**	**28 756**	**14 364**	**A**	**Sales and sales equivalents**	**29 892**	**14 551**
I	Cost of goods for resale and materials sold	24	22	I	Net sales of finished products	29 865	14 524
II	Cost of sales of finished products	25 503	12 562				
III	Selling and distribution costs			II	Net sales of goods for resale and materials	27	27
IV	General and administration expenses	3 229	1 780				
B	**Profit on sales**	**1 136**	**187**	**B**	**Loss on sales**		
C	**Other operating costs**	**30**	**13**	**C**	**Other operating income**	**13**	**19**
I	Book value of fixed assets sold	6		I	Sales of fixed assets	6	
II	Other operating costs	24	13	II	Grants		
				III	Other operating income	7	19
D	**Operating profit**	**1 119**	**193**	**D**	**Operating loss**		
E	**Financial costs**	**13**	**6**	**E**	**Financial income**	**208**	**53**
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued	7		II	Interest received	208	53
III	Others	6	6	III	Others		
F	**Profit on ordinary activities**	**1 314**	**240**	**F**	**Loss on ordinary activities**		
G	**Extraordinary losses**	26	11	**G**	**Extraordinary gains**	25	10
H	**Profit before taxation**	**1 313**	**239**	**H**	**Loss before taxation**		
I	**Obligatory charges on profit**	**380**	**144**				
I	Income tax	380	144				
II	Other obligatory charges on profit						
J	**Net profit**	**933**	**95**	**I**	**Net loss**		

ORLEN Ochrona Sp. z o.o. - Plock

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	A. CASH FLOW FROM OPERATING ACTIVITIES	1 249	417
I	Net (loss) profit for the year	933	95
II	Total adjustments	316	322
1	Depreciation	181	188
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid	(208)	(53)
4	Provisions for receivables	5	8
5	Other provisions		
6	Income tax on gross profit	380	144
7	Income tax paid	(491)	(83)
8	(Profit) losses on investing activity		
9	Movements in stock	(61)	(89)
10	Movements in debtors	(1 183)	(1 746)
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	1 449	1 801
12	Movements in prepayments and accruals	242	120
13	Movements in deferred income	2	32
14	Others		
III	Net cash flow from operating activity (I+/-II)	1 249	417
B	CASH FLOW FROM INVESTING ACTIVITIES	(157)	(136)
I	Sales of intangible fixed assets	(19)	(44)
II	Sales of tangible fixed assets	(138)	(102)
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others		10
X	Net cash flow from investing activity	(157)	(136)
C	Cash flows from financing activities	208	53
I	Repayments/ Repurchase of long term loans		
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans		
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital		
VIII	Interest paid	208	53
IX	Others		
X	Net cash flow from financing activity	208	53
D	BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)	1 300	334
E	TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	509	175
F	TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)	1 809	509

CPN Serwis Kielce Sp. z o.o. - Kielce

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	13	54	A	**Capital**	326	335
I	Intangible fixed assets			I	Share capital	322	322
II	Tangible fixed assets	13	54	II	Unpaid share capital	13	3
III	Financial fixed assets			III	Capital reserve		
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	569	464	V	Other capital reserves		
I	Inventories	75	56	VI	Undistributed profits from previous years		
II	Debtors	368	201	VII	Net profit (loss) for the financial year	(9)	10
III	Short-term investments						
IV	Cash and cash equivalents	126	207	B	**Provisions**		
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**	22	4	D	**Short-term creditors and and special funds**	278	175
				I	Short-term creditors	193	170
				II	Special funds	85	5
				E	**Accruals and deferred income**		12
	Total assets	604	522		**Total liabilities**	604	522

CPN Serwis Kielce Sp. z o.o. - Kielce

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Cost of goods sold**	1 913	2 011	A	**Sales and sales equivalents**	1 899	2 022
I	Cost of goods for resale and materials sold			I	Net sales of finished products	1 899	2 022
II	Cost of sales of finished products	1 391	1 603				
III	Selling and distribution costs			II	Net sales of goods for resale and materials		
IV	General and administration expenses	522	408				
B	**Profit on sales**		11	B	**Loss on sales**	14	
C	**Other operating costs**		2	C	**Other operating income**		
I	Book value of fixed assets sold			I	Sales of fixed assets		
II	Other operating costs		2	II	Grants		
				III	Other operating income		
D	**Operating profit**		9	D	**Operating loss**	14	
E	**Financial costs**	1	3	E	**Financial income**	8	15
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued			II	Interest received	8	15
III	Others	1	3	III	Others		
F	**Profit on ordinary activities**		21	F	**Loss on ordinary activities**	7	
G	**Extraordinary losses**	2		G	**Extraordinary gains**		
H	**Profit before taxation**		21	H	**Loss before taxation**	9	
I	**Obligatory charges on profit**		11				
I	Income tax		11				
II	Other obligatory charges on profit						
J	**Net profit**		10	I	**Net loss**	9	

CPN Serwis Kielce Sp. z o.o. - Kielce

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	A. CASH FLOW FROM OPERATING ACTIVITIES	(160)	(24)
I	Net (loss) profit for the year	(9)	10
II	Total adjustments	(151)	(34)
1	Depreciation	42	47
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid		
4	Provisions for receivables		
5	Other provisions		
6	Income tax on gross profit		11
7	Income tax paid		
8	(Profit) losses on investing activity		
9	Movements in stock	(19)	(55)
10	Movements in debtors	(168)	(38)
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	23	9
12	Movements in prepayments and accruals	(17)	(8)
13	Movements in deferred income		
14	Others	(12)	
III	Net cash flow from operating activity (I+/-II)	(160)	(24)
B	CASH FLOW FROM INVESTING ACTIVITIES	(1)	(9)
I	Sales of intangible fixed assets		
II	Sales of tangible fixed assets	41	(9)
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others	(42)	
X	Net cash flow from investing activity	(1)	(9)
C	Cash flows from financing activities	80	
I	Repayments/ Repurchase of long term loans		
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans		
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital		
VIII	Interest paid		
IX	Others	80	
X	Net cash flow from financing activity	80	
D	BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)	(81)	(33)
E	TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	207	240
F	TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)	126	207

Zespol Wypoczynkowy Mazowsze Łeba - Ulinia Sp. z o.o. - Łeba

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	2 958	141	A	**Capital**	(516)	(296)
I	Intangible fixed assets	686		I	Share capital	456	456
II	Tangible fixed assets	2 267	137	II	Unpaid share capital		
III	Financial fixed assets	5	4	III	Capital reserve		
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	189	153	V	Other capital reserves		
I	Inventories	24	19	VI	Undistributed profits from previous years	(752)	(578)
II	Debtors	105	50	VII	Net profit (loss) for the financial year	(220)	(174)
III	Short-term investments						
IV	Cash and cash equivalents	60	84	B	**Provisions**		
				C	**Long-term creditors**		37
C	**Prepayments and deferred costs**	3	21	D	**Short-term creditors and and special funds**	3 666	574
				I	Short-term creditors	3 639	548
				II	Special funds	27	26
				E	**Accruals and deferred income**		
	Total assets	3 150	315		**Total liabilities**	3 150	315

Zespol Wypoczynkowy Mazowsze Łeba - Ulinia Sp. z o.o. - Łeba

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Operating costs**	**3 004**	**3 275**	**A**	**Sales and sales equivalents**	**2 642**	**2 972**
I	Cost of goods for resale and materials sold	44	21	I	Sales of finished products	2 580	2 947
II	Materials and energy	1 017	1 178	II	Change in stocks of finished products and in work in progress (increase - a positive value, decrease - a negative value)		
III	External services	652	781	III	Przychod ze sprzedaży of goods for resale and materials	62	25
IV	Taxes and charges	230	197				
V	Payroll	767	777				
VI	Employee allowances	173	160	IV	Cost of production of allowances for the entity's own needs		
VII	Depreciation	71	62				
VIII	Others	50	99				
B	**Profit on sales**			**B**	**Loss on sales**	**362**	**303**
C	**Other operating costs**	**73**		**C**	**Other operating income**	**239**	**157**
I	Book value of fixed assets sold			I	Sales of fixed assets		
II	Other operating costs	73		II	Grants		
				III	Other operating income	239	157
D	**Operating profit**			**D**	**Operating loss**	**196**	**146**
E	**Financial costs**	**27**	**32**	**E**	**Financial income**	**3**	**4**
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued			II	Interest received	2	4
III	Others	27	32	III	Others	1	
F	**Profit on ordinary activities**			**F**	**Loss on ordinary activities**	**220**	**174**
G	**Extraordinary losses**			**G**	**Extraordinary gains**		
H	**Profit before taxation**						
I	**Obligatory charges on profit**			**H**	**Loss before taxation**	**220**	**174**
I	Income tax						
II	Other obligatory charges on profit						
J	**Net profit**			**I**	**Net loss**	**220**	**174**

Zespol Wypoczynkowy Mazowsze Łeba - Ulinia Sp. z o.o. - Łeba

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	A. CASH FLOW FROM OPERATING ACTIVITIES	9	128
I	Net (loss) profit for the year	(220)	(174)
II	Total adjustments	229	302
1	Depreciation	71	62
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid		
4	Provisions for receivables	12	
5	Other provisions		
6	Income tax on gross profit		
7	Income tax paid		
8	(Profit) losses on investing activity		
9	Movements in stock	(5)	3
10	Movements in debtors	(67)	27
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	200	214
12	Movements in prepayments and accruals	18	(4)
13	Movements in deferred income		
14	Others		
III	Net cash flow from operating activity (I+/-II)	9	128
B	CASH FLOW FROM INVESTING ACTIVITIES	(5)	(84)
I	Sales of intangible fixed assets	(2)	
II	Sales of tangible fixed assets	(3)	(79)
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		(5)
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others		
X	Net cash flow from investing activity	(5)	(84)
C	Cash flows from financing activities	(28)	(40)
I	Repayments/ Repurchase of long term loans	(37)	
II	Repayments/ Repurchase of long term bonds	10	(11)
III	Repayments/ Repurchase of short term loans	19	(29)
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital		
VIII	Interest paid	(25)	
IX	Others	5	
X	Net cash flow from financing activity	(28)	(40)
D	BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)	(24)	4
E	TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	84	80
F	TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)	60	84

CPN Serwis Gdańsk Sp. z o.o. - Gdańsk

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	183	128	**A**	**Capital**	580	311
I	Intangible fixed assets			I	Share capital	223	223
II	Tangible fixed assets	183	128	II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve	88	
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	670	374	V	Other capital reserves		
I	Inventories	86	55	VI	Undistributed profits from previous years		
II	Debtors	498	233	VII	Net profit (loss) for the financial year	269	88
III	Short-term investments						
IV	Cash and cash equivalents	86	86	**B**	**Provisions**		
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**	13	8	**D**	**Short-term creditors and and special funds**	286	199
				I	Short-term creditors	286	199
				II	Special funds		
				E	**Accruals and deferred income**		
	Total assets	866	510		**Total liabilities**	866	510

CPN Serwis Gdańsk Sp. z o.o. - Gdańsk

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Cost of goods sold**	**3 064**	**2 056**	A	**Sales and sales equivalents**	**3 470**	**2 183**
I	Cost of goods for resale and materials sold	54	51	I	Net sales of finished products	3 399	2 120
II	Cost of sales of finished products	2 364	1 579				
III	Selling and distribution costs			II	Net sales of goods for resale and materials	71	63
IV	General and administration expenses	646	426				
B	**Profit on sales**	**406**	**127**	B	**Loss on sales**		
C	**Other operating costs**	**38**	**4**	C	**Other operating income**	**17**	
I	Book value of fixed assets sold	14		I	Sales of fixed assets	4	
II	Other operating costs	24	4	II	Grants		
				III	Other operating income	13	
D	**Operating profit**	**385**	**123**	D	**Operating loss**		
E	**Financial costs**			E	**Financial income**	**6**	**10**
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued			II	Interest received	6	9
III	Others			III	Others		1
F	**Profit on ordinary activities**	**391**	**133**	F	**Loss on ordinary activities**		
G	**Extraordinary losses**			G	**Extraordinary gains**		
H	**Profit before taxation**	**391**	**133**	H	**Loss before taxation**		
I	**Obligatory charges on profit**	**122**	**45**				
1	Income tax	122	45				
II	Other obligatory charges on profit						
J	**Net profit**	**269**	**88**	I	**Net loss**		

CPN Serwis Gdańsk Sp. z o.o. - Gdańsk

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	A. CASH FLOW FROM OPERATING ACTIVITIES	156	95
I	Net (loss) profit for the year	269	88
II	Total adjustments	(113)	7
1	Depreciation	107	62
2	Foreign exchange gains/losses		(1)
3	Interest and dividends received and repaid	(6)	(9)
4	Provisions for receivables		
5	Other provisions		
6	Income tax on gross profit	122	45
7	Income tax paid	(122)	(45)
8	(Profit) losses on investing activity	(1)	
9	Movements in stock	(31)	(55)
10	Movements in debtors	(265)	(233)
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	87	199
12	Movements in prepayments and accruals	(4)	(8)
13	Movements in deferred income		
14	Others		52
III	Net cash flow from operating activity (I+/-II)	156	95
B	CASH FLOW FROM INVESTING ACTIVITIES	(162)	(19)
I	Sales of intangible fixed assets		
II	Sales of tangible fixed assets	(162)	(19)
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others		
X	Net cash flow from investing activity	(162)	(19)
C	Cash flows from financing activities	6	10
I	Repayments/ Repurchase of long term loans		
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans		
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital		
VIII	Interest paid	6	9
IX	Others		1
X	Net cash flow from financing activity	6	10
D	BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)		86
E	TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	86	
F	TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)	86	86

Zaklad Urzadzeń Dystrybucyjnych Sp. z o.o. - Opole

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	1 515	1 581	A	**Capital**	3 616	3 112
I	Intangible fixed assets			I	Share capital	3 125	3 125
II	Tangible fixed assets	1 515	1 581	II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve		
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	3 237	1 552	V	Other capital reserves		
I	Inventories	1 986		VI	Undistributed profits from previous years	(13)	
II	Debtors	1 182	42	VII	Net profit (loss) for the financial year	504	(13)
III	Short-term investments						
IV	Cash and cash equivalents	69	1 510	B	**Provisions**		
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**	32		D	**Short-term creditors and and special funds**	1 142	21
				I	Short-term creditors	1 095	21
				II	Special funds	47	
				E	**Accruals and deferred income**	26	
	Total assets	4 784	3 133		**Total liabilities**	4 784	3 133

Zakład Urzadzeń Dystrybucyjnych Sp. z o.o. - Opole

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Operating costs**	9 935	47	A	**Sales and sales equivalents**	10 613	34
I	Cost of goods for resale and materials sold	5 612		I	Sales of finished products	2 870	34
II	Materials and energy	1 081		II	Change in stocks of finished products and in work in progress (increase - a positive value, decrease - a negative value)	37	
III	External services	927		III	*Przychod ze sprzedaży of goods for resale* and materials	7 659	
IV	Taxes and charges	84		IV	Cost of production of allowances for the entity's own needs	47	
V	Payroll	1 295	12				
VI	Employee allowances	354	1				
VII	Depreciation	438	34				
VIII	Others	144					
B	**Profit on sales**	678		B	**Loss on sales**		13
C	**Other operating costs**	76		C	**Other operating income**	16	
I	Book value of fixed assets sold	10		I	Sales of fixed assets	16	
II	Other operating costs	66		II	Grants		
				III	Other operating income		
D	**Operating profit**	618		D	**Operating loss**		13
E	**Financial costs**	56		E	**Financial income**	201	
I	Valuation adjustments to financial fixed assets and short-term investments			I	*Dividend received*		
II	Interest paid and accrued	2		II	Interest received	127	
III	Others	54		III	Others	74	
F	**Profit on ordinary activities**	763		F	**Loss on ordinary activities**		13
G	**Extraordinary losses**	52		G	**Extraordinary gains**	49	
H	**Profit before taxation**	760		H	**Loss before taxation**		13
I	**Obligatory charges on profit**	256					
I	Income tax	256					
II	Other obligatory charges on profit						
J	**Net profit**	504		I	**Net loss**		13

Zakład Urzadzeń Dystrybucyjnych Sp. z o.o. - Opole

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	A. CASH FLOW FROM OPERATING ACTIVITIES	(1 219)	
I	Net (loss) profit for the year	504	(13)
II	Total adjustments	(1 723)	13
1	Depreciation	438	34
2	Foreign exchange gains/losses	(21)	
3	Interest and dividends received and repaid	(126)	
4	Provisions for receivables	67	
5	Other provisions		
6	Income tax on gross profit	256	
7	Income tax paid	(256)	
8	(Profit) losses on investing activity	(2)	
9	Movements in stock	(1 986)	
10	Movements in debtors	(1 207)	(42)
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	1 120	21
12	Movements in prepayments and accruals	(7)	
13	Movements in deferred income	1	
14	Others		
III	Net cash flow from operating activity (I+/-II)	(1 219)	
B	CASH FLOW FROM INVESTING ACTIVITIES	(369)	
I	Sales of intangible fixed assets		
II	Sales of tangible fixed assets	(369)	
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others		
X	Net cash flow from investing activity	(369)	
C	Cash flows from financing activities	147	1 510
I	Repayments/ Repurchase of long term loans		
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans		
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital		1 510
VIII	Interest paid	126	
IX	Others	21	
X	Net cash flow from financing activity	147	1 510
D	BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)	(1 441)	1 510
E	TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	1 510	
F	TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)	69	1 510

Serwis Slupsk Sp. z o.o. - Slupsk

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	423	339	**A**	**Capital**	2 255	1 720
I	Intangible fixed assets			I	Share capital	797	797
II	Tangible fixed assets	423	339	II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve	923	132
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	**2 244**	**1 815**	V	Other capital reserves		
I	Inventories	365	288	VI	Undistributed profits from previous years		
II	Debtors	728	699	VII	Net profit (loss) for the financial year	535	791
III	Short-term investments						
IV	Cash and cash equivalents	1 151	828	**B**	**Provisions**		
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**	**14**	**8**	**D**	**Short-term creditors and and special funds**	**405**	**388**
				I	Short-term creditors	311	297
				II	Special funds	94	91
				E	**Accruals and deferred income**	**21**	**54**
	Total assets	**2 681**	**2 162**		**Total liabilities**	**2 681**	**2 162**

Serwis Slupsk Sp. z o.o. - Slupsk

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Cost of goods sold**	**3 682**	**3 917**	A	**Sales and sales equivalents**	**4 283**	**5 006**
I	Cost of goods for resale and materials sold	261	190	I	Net sales of finished products	3 882	4 694
II	Cost of sales of finished products	2 707	3 263				
III	Selling and distribution costs			II	Net sales of goods for resale and materials	401	312
IV	General and administration expenses	714	464				
B	**Profit on sales**	**601**	**1 089**	B	**Loss on sales**		
C	**Other operating costs**	**18**	**16**	C	**Other operating income**	**44**	**7**
I	Book value of fixed assets sold			I	Sales of fixed assets		
II	Other operating costs	18	16	II	Grants		
				III	Other operating income	44	7
D	**Operating profit**	**627**	**1 080**	D	**Operating loss**		
E	**Financial costs**			E	**Financial income**	**116**	**63**
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued			II	Interest received	116	63
III	Others			III	Others		
F	**Profit on ordinary activities**	**743**	**1 143**	F	**Loss on ordinary activities**		
G	**Extraordinary losses**			G	**Extraordinary gains**		
H	**Profit before taxation**	**743**	**1 143**	H	**Loss before taxation**		
I	**Obligatory charges on profit**	**208**	**352**				
I	Income tax	208	352				
II	Other obligatory charges on profit						
J	**Net profit**	**535**	**791**	I	**Net loss**		

Serwis Slupsk Sp. z o.o. - Slupsk

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	A. CASH FLOW FROM OPERATING ACTIVITIES	488	663
I	Net (loss) profit for the year	535	791
II	Total adjustments	(47)	(128)
1	Depreciation	130	90
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid	(116)	(63)
4	Provisions for receivables		
5	Other provisions		
6	Income tax on gross profit	200	352
7	Income tax paid	(234)	(383)
8	(Profit) losses on investing activity		
9	Movements in stock	(76)	25
10	Movements in debtors	(29)	(192)
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	118	20
12	Movements in prepayments and accruals	(6)	23
13	Movements in deferred income	(34)	
14	Others		
III	Net cash flow from operating activity (I+/-II)	488	663
B	CASH FLOW FROM INVESTING ACTIVITIES	(281)	(79)
I	Sales of intangible fixed assets		
II	Sales of tangible fixed assets	(281)	(79)
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others		
X	Net cash flow from investing activity	(281)	(79)
C	Cash flows from financing activities	116	63
I	Repayments/ Repurchase of long term loans		
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans		
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital		
VIII	Interest paid	116	63
IX	Others		
X	Net cash flow from financing activity	116	63
D	BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)	323	647
E	TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	828	181
F	TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)	1 151	828

CPN Serwis Nowa Wies Wielka Sp. z o.o. - Nowa Wies Wielka

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	366	517	A	**Capital**	1 293	1 255
I	Intangible fixed assets	1		I	Share capital	1 269	1 269
II	Tangible fixed assets	365	517	II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve		
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	1 435	1 300	V	Other capital reserves		
I	Inventories	144	139	VI	Undistributed profits from previous years	(14)	
II	Debtors	470	490	VII	Net profit (loss) for the financial year	38	(14)
III	Short-term investments						
IV	Cash and cash equivalents	821	671	B	**Provisions**	16	24
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**	34	29	D	**Short-term creditors and and special funds**	468	469
				I	Short-term creditors	403	382
				II	Special funds	65	87
				E	**Accruals and deferred income**	58	98
	Total assets	**1 835**	**1 846**		**Total liabilities**	**1 835**	**1 846**

CPN Serwis Nowa Wies Wielka Sp. z o.o. - Nowa Wies Wielka

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Operating costs**	**3 899**	**3 629**	**A**	**Sales and sales equivalents**	**3 894**	**3 604**
I	Cost of goods for resale and materials sold	9	4	I	Sales of finished products	3 858	3 640
II	Materials and energy	936	824	II	Change in stocks of finished products and in work in progress (increase - a positive value, decrease - a negative value)	23	(50)
III	External services	735	1 009	III	Przychod ze sprzedaży of goods for resale and materials	10	5
IV	Taxes and charges	36	41	IV	Cost of production of allowances for the entity's own needs	3	9
V	Payroll	1 404	1 141				
VI	Employee allowances	342	293				
VII	Depreciation	330	264				
VIII	Others	107	53				
B	**Profit on sales**			**B**	**Loss on sales**	**5**	**25**
C	**Other operating costs**	**3**		**C**	**Other operating income**		
I	Book value of fixed assets sold			I	Sales of fixed assets		
II	Other operating costs	3		II	Grants		
				III	Other operating income		
D	**Operating profit**			**D**	**Operating loss**	**8**	**25**
E	**Financial costs**			**E**	**Financial income**	**80**	**65**
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued			II	Interest received	80	65
III	Others			III	Others		
F	**Profit on ordinary activities**	**72**	**40**	**F**	**Loss on ordinary activities**		
G	**Extraordinary losses**	**15**		**G**	**Extraordinary gains**	**4**	
H	**Profit before taxation**	**61**	**40**	**H**	**Loss before taxation**		
I	**Obligatory charges on profit**	**23**	**54**				
I	Income tax	23	54				
II	Other obligatory charges on profit						
J	**Net profit**	**38**		**I**	**Net loss**		**14**

CPN Serwis Nowa Wies Wielka Sp. z o.o. - Nowa Wies Wielka

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	A. CASH FLOW FROM OPERATING ACTIVITIES	250	117
I	Net (loss) profit for the year	38	(14)
II	Total adjustments	212	131
1	Depreciation	330	264
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid	(80)	(65)
4	Provisions for receivables	2	
5	Other provisions	(9)	24
6	Income tax on gross profit	23	54
7	Income tax paid	(67)	(41)
8	(Profit) losses on investing activity		
9	Movements in stock	(5)	(139)
10	Movements in debtors	65	(490)
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	(2)	455
12	Movements in prepayments and accruals	(45)	69
13	Movements in deferred income		
14	Others		
III	Net cash flow from operating activity (I+/-II)	250	117
B	CASH FLOW FROM INVESTING ACTIVITIES	(180)	(143)
I	Sales of intangible fixed assets	(4)	(14)
II	Sales of tangible fixed assets	(176)	(129)
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others		
X	Net cash flow from investing activity	(180)	(143)
C	Cash flows from financing activities	80	697
I	Repayments/ Repurchase of long term loans		
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans		
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital		632
VIII	Interest paid	80	65
IX	Others		
X	Net cash flow from financing activity	80	697
D	BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)	150	671
E	TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	671	
F	TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)	821	671

Sanatorium Uzdrowiskowe "Krystynka" Sp. z o.o. - Ciechocinek

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	2 283	134	A	**Capital**	2 416	209
I	Intangible fixed assets	256		I	Share capital	2 295	100
II	Tangible fixed assets	2 027	134	II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve	109	118
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	357	299	V	Other capital reserves		
I	Inventories	10	16	VI	Undistributed profits from previous years		(4)
II	Debtors	215	220	VII	Net profit (loss) for the financial year	12	(5)
III	Short-term investments						
IV	Cash and cash equivalents	132	63	B	**Provisions**		2
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**			D	**Short-term creditors and and special funds**	211	222
				I	Short-term creditors	211	222
				II	Special funds		
				E	**Accruals and deferred income**	13	
	Total assets	2 640	433		**Total liabilities**	2 640	433

Sanatorium Uzdrowiskowe "Krystynka" Sp. z o.o. - Ciechocinek

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Operating costs**	2 076	1 612	A	**Sales and sales equivalents**	2 151	1 630
I	Cost of goods for resale and materials sold	8		I	Sales of finished products	2 141	1 628
II	Materials and energy	566	406	II	*Change in stocks of finished products and in* work in progress (increase - a positive value, decrease - a negative value)		
III	External services	290	208	III	Przychod ze sprzedaży of goods for resale and materials	10	2
IV	Taxes and charges	146	95	IV	Cost of production of allowances for the entity's own needs		
V	Payroll	758	670				
VI	Employee allowances	186	168				
VII	Depreciation	71	26				
VIII	Others	51	39				
B	**Profit on sales**	75	18	B	**Loss on sales**		
C	**Other operating costs**	16	17	C	**Other operating income**		2
I	Book value of fixed assets sold			I	Sales of fixed assets		
II	Other operating costs	16	17	II	Grants		2
				III	Other operating income		
D	**Operating profit**	59	3	D	**Operating loss**		
E	**Financial costs**	34	6	E	**Financial income**	12	3
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued			II	Interest received	12	3
III	Others	34	6	III	Others		
F	**Profit on ordinary activities**	37		F	**Loss on ordinary activities**		
G	**Extraordinary losses**	1		G	**Extraordinary gains**		3
H	**Profit before taxation**	36	3	H	**Loss before taxation**		
I	**Obligatory charges on profit**	24	8				
I	Income tax	24	8				
II	Other obligatory charges on profit						
J	**Net profit**	12		I	**Net loss**		5

Sanatorium Uzdrowiskowe "Krystynka" Sp. z o.o. - Ciechocinek

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	A. CASH FLOW FROM OPERATING ACTIVITIES	109	(24)
I	Net (loss) profit for the year	12	(5)
II	Total adjustments	97	(19)
1	Depreciation	86	41
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid		
4	Provisions for receivables	(2)	
5	Other provisions		
6	Income tax on gross profit	24	8
7	Income tax paid	(42)	(2)
8	(Profit) losses on investing activity		
9	Movements in stock	6	17
10	Movements in debtors	20	(15)
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	(8)	(66)
12	Movements in prepayments and accruals		
13	Movements in deferred income	13	(2)
14	Others		
III	Net cash flow from operating activity (I+/-II)	109	(24)
B	CASH FLOW FROM INVESTING ACTIVITIES	(40)	(4)
I	Sales of intangible fixed assets		
II	Sales of tangible fixed assets	(40)	(4)
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others		
X	Net cash flow from investing activity	(40)	(4)
C	Cash flows from financing activities		
I	Repayments/ Repurchase of long term loans		
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans		
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital		
VIII	Interest paid		
IX	Others		
X	Net cash flow from financing activity		
D	BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)	69	(28)
E	TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	63	91
F	TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)	132	63

Petromot Sp. z o.o. - Niemce

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000
A	**Fixed assets**	1 151	1 146
I	Intangible fixed assets	2	18
II	Tangible fixed assets	1 149	1 128
III	Financial fixed assets		
IV	Long-term debtors		
B	**Current assets**	1 320	3 298
I	Inventories	996	2 096
II	Debtors	234	954
III	Short-term investments		
IV	Cash and cash equivalents	90	248
C	**Prepayments and deferred costs**	21	5
	Total assets	2 492	4 449

	LIABILITIES	31.12.2001	31.12.2000
A	**Capital**	(23)	634
I	Share capital	1 000	1 000
II	Unpaid share capital		
III	Capital reserve		
IV	Revaluation reserve		
V	Other capital reserves		
VI	Undistributed profits from previous years	(366)	
VII	Net profit (loss) for the financial year	(657)	(366)
B	**Provisions**		
C	**Long-term creditors**	423	316
D	**Short-term creditors and and special funds**	1 888	3 497
I	Short-term creditors	1 873	3 484
II	Special funds	15	13
E	**Accruals and deferred income**	204	2
	Total liabilities	2 492	4 449

Petromot Sp. z o.o. - Niemce

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Operating costs**	10 174	10 432	A	**Sales and sales equivalents**	9 630	10 003
I	Cost of goods for resale and materials sold	7 871	8 253	I	Sales of finished products	1 156	1 262
II	Materials and energy	639	631	II	Change in stocks of finished products and in work in progress (increase - a positive value, decrease - a negative value)		
III	External services	619	724	III	Przychod ze sprzedaży of goods for resale and materials	8 474	8 741
IV	Taxes and charges	60	37	IV	Cost of production of allowances for the entity's own needs		
V	Payroll	591	550				
VI	Employee allowances	133	119				
VII	Depreciation	159	87				
VIII	Others	102	31				
B	**Profit on sales**			**B**	**Loss on sales**	544	429
C	**Other operating costs**	135		**C**	**Other operating income**	90	60
I	Book value of fixed assets sold	2		I	Sales of fixed assets	3	
II	Other operating costs	133		II	Grants		
				III	Other operating income	87	60
D	**Operating profit**			**D**	**Operating loss**	589	369
E	**Financial costs**	92	53	**E**	**Financial income**	16	56
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued	91	53	II	Interest received	16	56
III	Others	1		III	Others		
F	**Profit on ordinary activities**			**F**	**Loss on ordinary activities**	665	366
G	**Extraordinary losses**			**G**	**Extraordinary gains**	8	
H	**Profit before taxation**			**H**	**Loss before taxation**	657	366
I	**Obligatory charges on profit**						
I	Income tax						
II	Other obligatory charges on profit						
J	**Net profit**			**I**	**Net loss**	657	366

Petromot Sp. z o.o. - Niemce

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	**A. CASH FLOW FROM OPERATING ACTIVITIES**	(304)	(723)
I	**Net (loss) profit for the year**	(657)	(366)
II	**Total adjustments**	353	(357)
1	Depreciation	159	87
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid		
4	Provisions for receivables		
5	Other provisions		
6	Income tax on gross profit		
7	Income tax paid		
8	(Profit) losses on investing activity		
9	Movements in stock	1 101	2 096
10	Movements in debtors	766	954
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	(1 657)	(3 498)
12	Movements in prepayments and accruals	(16)	6
13	Movements in deferred income		(2)
14	Others		
III	**Net cash flow from operating activity (I+/-II)**	(304)	(723)
B	**CASH FLOW FROM INVESTING ACTIVITIES**	252	(346)
I	Sales of intangible fixed assets		(33)
II	Sales of tangible fixed assets	68	(313)
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others	184	
X	Net cash flow from investing activity	252	(346)
C	**Cash flows from financing activities**	(106)	1 317
I	Repayments/ Repurchase of long term loans	(106)	317
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans		
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital		1 000
VIII	Interest paid		
IX	Others		
X	Net cash flow from financing activity	(106)	1 317
D	**BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)**	(158)	248
E	***TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR***	248	
F	**TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)**	90	248

CPN Serwis Łodź Sp. z o.o. - Łodź

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	282	392	A	**Capital**	827	731
I	Intangible fixed assets	2	4	I	Share capital	608	608
II	Tangible fixed assets	280	388	II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve	123	55
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	1 174	836	V	Other capital reserves		
I	Inventories	91	214	VI	Undistributed profits from previous years		
II	Debtors	825	466	VII	Net profit (loss) for the financial year	96	68
III	Short-term investments						
IV	Cash and cash equivalents	258	156	B	**Provisions**		
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**			D	**Short-term creditors and and special funds**	629	497
				I	Short-term creditors	423	234
				II	Special funds	206	263
				E	**Accruals and deferred income**		
	Total assets	1 456	1 228		**Total liabilities**	1 456	1 228

CPN Serwis Łodź Sp. z o.o. - Łodź

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Cost of goods sold**	**2 545**	**2 623**	**A**	**Sales and sales equivalents**	**2 801**	**2 720**
I	Cost of goods for resale and materials sold		48	I	Net sales of finished products	2 801	2 649
II	Cost of sales of finished products	2 545	2 575				
III	Selling and distribution costs			II	Net sales of goods for resale and materials		71
IV	General and administration expenses						
B	**Profit on sales**	**256**	**97**	**B**	**Loss on sales**		
C	**Other operating costs**	**107**		**C**	**Other operating income**		
I	Book value of fixed assets sold			I	Sales of fixed assets		
II	Other operating costs	107		II	Grants		
				III	Other operating income		
D	**Operating profit**	**149**	**97**	**D**	**Operating loss**		
E	**Financial costs**	**11**	**1**	**E**	**Financial income**	**4**	**11**
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued			II	Interest received	4	11
III	Others	11	1	III	Others		
F	**Profit on ordinary activities**	**142**	**107**	**F**	**Loss on ordinary activities**		
G	**Extraordinary losses**			**G**	**Extraordinary gains**		
H	**Profit before taxation**	**142**	**107**	**H**	**Loss before taxation**		
I	**Obligatory charges on profit**	**46**	**39**				
I	Income tax	46	39				
II	Other obligatory charges on profit						
J	**Net profit**	**96**	**68**	**I**	**Net loss**		

CPN Serwis Łodź Sp. z o.o. - Łodź

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	A. CASH FLOW FROM OPERATING ACTIVITIES	102	(48)
I	Net (loss) profit for the year	96	68
II	Total adjustments	6	(116)
1	Depreciation	110	110
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid		
4	Provisions for receivables		
5	Other provisions		
6	Income tax on gross profit	46	39
7	Income tax paid	(2)	(33)
8	(Profit) losses on investing activity		
9	Movements in stock	124	(194)
10	Movements in debtors	(359)	(80)
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	87	42
12	Movements in prepayments and accruals		
13	Movements in deferred income		
14	Others		
III	Net cash flow from operating activity (I+/-II)	102	(48)
B	CASH FLOW FROM INVESTING ACTIVITIES		(55)
I	Sales of intangible fixed assets		(8)
II	Sales of tangible fixed assets		(47)
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others		
X	Net cash flow from investing activity		(55)
C	*Cash flows from financing activities*		
I	Repayments/ Repurchase of long term loans		
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans		
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital		
VIII	Interest paid		
IX	Others		
X	Net cash flow from financing activity		
D	BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)	102	(103)
E	TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	156	259
F	TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)	258	156

CPN Serwis Rzeszow Sp. z o.o. - Rzeszow

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	235	182	A	**Capital**	637	585
I	Intangible fixed assets			I	Share capital	251	347
II	Tangible fixed assets	235	182	II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve		
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	852	674	V	Other capital reserves	238	65
I	Inventories	52	27	VI	Undistributed profits from previous years		
II	Debtors	358	239	VII	Net profit (loss) for the financial year	148	173
III	Short-term investments						
IV	Cash and cash equivalents	442	408	B	**Provisions**		
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**	3	4	D	**Short-term creditors and and special funds**	453	275
				I	Short-term creditors	400	275
				II	Special funds	53	
				E	**Accruals and deferred income**		
	Total assets	1 090	860		**Total liabilities**	1 090	860

CPN Serwis Rzeszow Sp. z o.o. - Rzeszow

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Cost of goods sold**	**2 729**	**2 440**	**A**	**Sales and sales equivalents**	**2 923**	**2 673**
I	Cost of goods for resale and materials sold	12	4	I	Net sales of finished products	2 906	2 667
II	Cost of sales of finished products	2 170	2 057				
III	Selling and distribution costs			II	Net sales of goods for resale and materials	17	6
IV	General and administration expenses	547	379				
B	**Profit on sales**	**194**	**233**	**B**	**Loss on sales**		
C	**Other operating costs**			**C**	**Other operating income**		
I	Book value of fixed assets sold			I	Sales of fixed assets		
II	Other operating costs			II	Grants		
				III	Other operating income		
D	**Operating profit**	**194**	**233**	**D**	**Operating loss**		
E	**Financial costs**			**E**	**Financial income**	**22**	**16**
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued			II	Interest received	22	16
III	Others			III	Others		
F	**Profit on ordinary activities**	**216**	**249**	**F**	**Loss on ordinary activities**		
G	**Extraordinary losses**			**G**	**Extraordinary gains**		
H	**Profit before taxation**	**216**	**249**	**H**	**Loss before taxation**		
I	**Obligatory charges on profit**	**68**	**76**				
I	Income tax	68	76				
II	Other obligatory charges on profit						
J	**Net profit**	**148**	**173**	**I**	**Net loss**		

CPN Serwis Podlasie Sp. z o.o. - Bialystok

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	**88**	**98**	**A**	**Capital**	**508**	**406**
I	Intangible fixed assets			I	Share capital	266	266
II	Tangible fixed assets	88	98	II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve		
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	**874**	**1 423**	V	Other capital reserves	140	
I	Inventories	107	146	VI	Undistributed profits from previous years		
II	Debtors	677	1 198	VII	Net profit (loss) for the financial year	102	140
III	Short-term investments						
IV	Cash and cash equivalents	90	79	**B**	**Provisions**		**8**
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**	**2**	**1**	**D**	**Short-term creditors and and special funds**	**418**	**1 080**
				I	Short-term creditors	418	1 080
				II	Special funds		
				E	**Accruals and deferred income**	**38**	**28**
	Total assets	**964**	**1 522**		**Total liabilities**	**964**	**1 522**

CPN Serwis Podlasie Sp. z o.o. - Bialystok

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Cost of goods sold**	**3 098**	**2 781**	**A**	**Sales and sales equivalents**	**3 248**	**2 994**
I	Cost of goods for resale and materials sold	25	16	I	Net sales of finished products	3 216	2 949
II	Cost of sales of finished products	2 156	1 915				
III	Selling and distribution costs			II	Net sales of goods for resale and materials	32	45
IV	General and administration expenses	917	850				
B	**Profit on sales**	**150**	**213**	**B**	**Loss on sales**		
C	**Other operating costs**	**5**	**2**	**C**	**Other operating income**		**1**
I	Book value of fixed assets sold			I	Sales of fixed assets		
II	Other operating costs	5	2	II	Grants		
				III	Other operating income		1
D	**Operating profit**	**145**	**212**	**D**	**Operating loss**		
E	**Financial costs**		**1**	**E**	**Financial income**	**11**	**4**
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued		1	II	Interest received	11	4
III	Others			III	Others		
F	**Profit on ordinary activities**	**156**	**215**	**F**	**Loss on ordinary activities**		
G	**Extraordinary losses**			**G**	**Extraordinary gains**		
H	**Profit before taxation**	**156**	**215**	**H**	**Loss before taxation**		
I	**Obligatory charges on profit**	**54**	**75**				
I	Income tax	54	75				
II	Other obligatory charges on profit						
J	**Net profit**	**102**	**140**	**I**	**Net loss**		

CPN Serwis Podlasie Sp. z o.o. - Bialystok

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	A. CASH FLOW FROM OPERATING ACTIVITIES	58	6
I	Net (loss) profit for the year	102	140
II	Total adjustments	(44)	(134)
1	Depreciation	67	56
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid	(10)	(3)
4	Provisions for receivables	(8)	
5	Other provisions		
6	Income tax on gross profit	54	75
7	Income tax paid	(54)	(14)
8	(Profit) losses on investing activity		
9	Movements in stock	39	(108)
10	Movements in debtors	521	(1 198)
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	(662)	1 031
12	Movements in prepayments and accruals	9	26
13	Movements in deferred income		
14	Others		1
III	Net cash flow from operating activity (I+/-II)	58	6
B	CASH FLOW FROM INVESTING ACTIVITIES	(47)	(17)
I	Sales of intangible fixed assets		
II	Sales of tangible fixed assets	(57)	(17)
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received	10	
IX	Others		
X	Net cash flow from investing activity	(47)	(17)
C	Cash flows from financing activities		
I	Repayments/ Repurchase of long term loans		
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans		
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital		
VIII	Interest paid		
IX	Others		
X	Net cash flow from financing activity		
D	BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)	11	(11)
E	TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	79	90
F	TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)	90	79

CPN Serwis Mazowsze Sp. z o.o. - Warszawa

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	**498**	**270**	**A**	**Capital**	**974**	**956**
I	Intangible fixed assets	166		I	Share capital	788	788
II	Tangible fixed assets	332	270	II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve	168	
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	**2 829**	**2 877**	V	Other capital reserves		
I	Inventories	940	837	VI	Undistributed profits from previous years		(71)
II	Debtors	1 815	1 715	VII	Net profit (loss) for the financial year	18	239
III	Short-term investments						
IV	Cash and cash equivalents	74	325	**B**	**Provisions**		
				C	***Long-term creditors***		
				D	***Short-term creditors and and special funds***	**1 978**	**2 022**
C	**Prepayments and deferred costs**	**39**	**23**	I	Short-term creditors	1 937	1 996
				II	Special funds	41	26
				E	**Accruals and deferred income**	**414**	**192**
	Total assets	**3 366**	**3 170**		**Total liabilities**	**3 366**	**3 170**

CPN Serwis Mazowsze Sp. z o.o. - Warszawa

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Cost of goods sold**	16 798	8 155	A	**Sales and sales equivalents**	17 060	8 516
I	Cost of goods for resale and materials sold	7 794	1 426	I	Net sales of finished products	8 090	6 967
II	Cost of sales of finished products	7 235	5 833				
III	Selling and distribution costs	836	85	II	Net sales of goods for resale and materials	8 970	1 549
IV	General and administration expenses	933	811				
B	**Profit on sales**	262	361	B	**Loss on sales**		
C	**Other operating costs**	107	24	C	**Other operating income**	23	47
I	Book value of fixed assets sold		7	I	Sales of fixed assets	23	12
II	Other operating costs	107	17	II	Grants		
				III	Other operating income		35
D	**Operating profit**	178	384	D	**Operating loss**		
E	**Financial costs**	89	7	E	**Financial income**	14	7
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued	89	6	II	Interest received	14	7
III	Others		1	III	Others		
F	**Profit on ordinary activities**	103	384	F	**Loss on ordinary activities**		
G	**Extraordinary losses**	17		G	**Extraordinary gains**	11	
H	**Profit before taxation**	97	384	H	**Loss before taxation**		
I	**Obligatory charges on profit**	79	145				
I	Income tax	79	145				
II	Other obligatory charges on profit						
J	**Net profit**	18	239	I	**Net loss**		

CPN Serwis Mazowsze Sp. z o.o. - Warszawa

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	A. CASH FLOW FROM OPERATING ACTIVITIES	208	290
I	Net (loss) profit for the year	18	239
II	Total adjustments	190	51
1	Depreciation	244	214
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid		
4	Provisions for receivables	(32)	
5	Other provisions		
6	Income tax on gross profit	79	145
7	Income tax paid	(92)	(151)
8	(Profit) losses on investing activity	(14)	
9	Movements in stock	(102)	(668)
10	Movements in debtors	(54)	(1 178)
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	(44)	1 573
12	Movements in prepayments and accruals	187	116
13	Movements in deferred income	18	
14	Others		
III	Net cash flow from operating activity (I+/-II)	208	290
B	CASH FLOW FROM INVESTING ACTIVITIES	(459)	3
I	Sales of intangible fixed assets	(166)	(4)
II	Sales of tangible fixed assets	(301)	7
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others	8	
X	Net cash flow from investing activity	(459)	3
C	Cash flows from financing activities		
I	Repayments/ Repurchase of long term loans		
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans		
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital		
VIII	Interest paid		
IX	Others		
X	Net cash flow from financing activity		
D	BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)	(251)	293
E	TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	325	32
F	TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)	74	325

Dom Wczasowy Mazowsze Jaszowiec Sp. z o.o. - Ustroń Jaszowiec

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	1 506	33	A	**Capital**	(197)	(35)
I	Intangible fixed assets	331	3	I	Share capital	150	150
II	Tangible fixed assets	1 175	30	II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve	2	2
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	168	212	V	Other capital reserves		
I	Inventories	41	30	VI	Undistributed profits from previous years	(187)	(57)
II	Debtors	87	68	VII	Net profit (loss) for the financial year	(162)	(130)
III	Short-term investments						
IV	Cash and cash equivalents	40	114	B	**Provisions**		
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**	4	2	D	**Short-term creditors and and special funds**	1 875	270
				I	Short-term creditors	1 875	270
				II	Special funds		
				E	**Accruals and deferred income**		12
	Total assets	1 678	247		**Total liabilities**	1 678	247

Dom Wczasowy Mazowsze Jaszowiec Sp. z o.o. - Ustroń Jaszowiec

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Cost of goods sold**	1 293	1 331	A	**Sales and sales equivalents**	1 132	1 197
I	Cost of goods for resale and materials sold	73	65	I	Net sales of finished products	1 019	1 095
II	Cost of sales of finished products	910	942				
III	Selling and distribution costs	20	19	II	Net sales of goods for resale and materials	113	102
IV	General and administration expenses	290	305				
B	**Profit on sales**			B	**Loss on sales**	161	134
C	**Other operating costs**		1	C	**Other operating income**		1
I	Book value of fixed assets sold			I	Sales of fixed assets		
II	Other operating costs		1	II	Grants		
				III	Other operating income		1
D	**Operating profit**			D	**Operating loss**	161	134
E	**Financial costs**	7	12	E	**Financial income**	6	16
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued			II	Interest received		
III	Others	7	12	III	Others	6	16
F	**Profit on ordinary activities**			F	**Loss on ordinary activities**	162	130
G	**Extraordinary losses**			G	**Extraordinary gains**		
H	**Profit before taxation**			H	**Loss before taxation**	162	130
I	**Obligatory charges on profit**						
I	Income tax						
II	Other obligatory charges on profit						
J	**Net profit**			I	**Net loss**	162	130

Dom Wczasowy Mazowsze Jaszowiec Sp. z o.o. - Ustroń Jaszowiec

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	A. CASH FLOW FROM OPERATING ACTIVITIES	1 462	(9)
I	Net (loss) profit for the year	(162)	(130)
II	Total adjustments	1 624	121
1	Depreciation	22	15
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid	1	4
4	Provisions for receivables		
5	Other provisions		
6	Income tax on gross profit		
7	Income tax paid		
8	(Profit) losses on investing activity		
9	Movements in stock	(11)	12
10	Movements in debtors	5	75
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	1 619	3
12	Movements in prepayments and accruals	(1)	12
13	Movements in deferred income	(11)	
14	Others		
III	Net cash flow from operating activity (I+/-II)	1 462	(9)
B	CASH FLOW FROM INVESTING ACTIVITIES	(1 495)	(10)
I	Sales of intangible fixed assets	(334)	
II	Sales of tangible fixed assets	(1 161)	(10)
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others		
X	Net cash flow from investing activity	(1 495)	(10)
C	Cash flows from financing activities	(41)	3
I	Repayments/ Repurchase of long term loans		
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans	(40)	7
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital		
VIII	Interest paid	(1)	(4)
IX	Others		
X	Net cash flow from financing activity	(41)	3
D	BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)	(74)	(16)
E	TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	114	130
F	TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)	40	114

CPN Serwis Krakow Sp. z o.o. - Krakow

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	126	186	A	**Capital**	338	407
I	Intangible fixed assets			I	Share capital	258	258
II	Tangible fixed assets	126	186	II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve	149	20
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	501	801	V	Other capital reserves		
I	Inventories	197	273	VI	Undistributed profits from previous years		
II	Debtors	290	476	VII	Net profit (loss) for the financial year	(69)	129
III	Short-term investments						
IV	Cash and cash equivalents	14	52	B	**Provisions**	5	
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**	23	12	D	**Short-term creditors and and special funds**	287	554
				I	Short-term creditors	277	554
				II	Special funds	10	
				E	**Accruals and deferred income**	20	38
	Total assets	650	999		**Total liabilities**	650	999

CPN Serwis Krakow Sp. z o.o. - Krakow

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Cost of goods sold**	3 371	4 067	A	**Sales and sales equivalents**	3 311	4 254
I	Cost of goods for resale and materials sold	600	591	I	Net sales of finished products	2 587	3 576
II	Cost of sales of finished products	2 105	2 846				
III	Selling and distribution costs			II	Net sales of goods for resale and materials	724	678
IV	General and administration expenses	666	630				
B	**Profit on sales**		187	B	**Loss on sales**	60	
C	**Other operating costs**		6	C	**Other operating income**	2	29
I	Book value of fixed assets sold			I	Sales of fixed assets		
II	Other operating costs		6	II	Grants		
				III	Other operating income	2	29
D	**Operating profit**		210	D	**Operating loss**	58	
E	**Financial costs**	12	3	E	**Financial income**	1	4
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued	2	3	II	Interest received		4
III	Others	10		III	Others	1	
F	**Profit on ordinary activities**		211	F	**Loss on ordinary activities**	69	
G	**Extraordinary losses**			G	**Extraordinary gains**		
H	**Profit before taxation**		211	H	**Loss before taxation**	69	
I	**Obligatory charges on profit**		82				
I	Income tax		82				
II	Other obligatory charges on profit						
J	**Net profit**		129	I	**Net loss**	69	

CPN Serwis Krakow Sp. z o.o. - Krakow

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	**A. CASH FLOW FROM OPERATING ACTIVITIES**		
I	**Net (loss) profit for the year**		
II	***Total adjustments***		
1	Depreciation		
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid		
4	Provisions for receivables		
5	Other provisions		
6	Income tax on gross profit		
7	Income tax paid		
8	(Profit) losses on investing activity		
9	Movements in stock		
10	Movements in debtors		
11	Movements in creditors falling due within one year (with the exception of loans and special funds)		
12	Movements in prepayments and accruals		
13	Movements in deferred income		
14	Others		
III	**Net cash flow from operating activity (I+/-II)**		
B	**CASH FLOW FROM INVESTING ACTIVITIES**		
I	Sales of intangible fixed assets		
II	Sales of tangible fixed assets		
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others		
X	Net cash flow from investing activity		
C	**Cash flows from financing activities**		
I	Repayments/ Repurchase of long term loans		
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans		
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital		
VIII	Interest paid		
IX	Others		
X	Net cash flow from financing activity		
D	**BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)**		
E	**TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR**		
F	**TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)**		

CPN Serwis Wroclaw Sp. z o.o. - Wroclaw

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	423	291	A	Capital	1 599	1 221
I	Intangible fixed assets	4	8	I	Share capital	216	216
II	Tangible fixed assets	419	283	II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve	1 004	384
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	1 905	1 342	V	Other capital reserves		
I	Inventories	517	263	VI	Undistributed profits from previous years		
II	Debtors	695	667	VII	Net profit (loss) for the financial year	379	621
III	Short-term investments						
IV	Cash and cash equivalents	693	412	B	**Provisions**		
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**	18	11	D	**Short-term creditors and and special funds**	705	399
				I	Short-term creditors	705	399
				II	Special funds		
				E	**Accruals and deferred income**	42	24
	Total assets	2 346	1 644		**Total liabilities**	2 346	1 644

CPN Serwis Wroclaw Sp. z o.o. - Wroclaw

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Operating costs**	4 222	3 544	A	**Sales and sales equivalents**	4 677	4 389
I	Cost of goods for resale and materials sold	10	22	I	Sales of finished products	4 409	4 360
II	Materials and energy	1 568	1 354	II	Change in stocks of finished products and in work in progress (increase - a positive value, decrease - a negative value)	256	2
III	External services	535	362	III	Przychod ze sprzedaży of goods for resale and materials	12	26
IV	Taxes and charges	6	6	IV	Cost of production of allowances for the entity's own needs		1
V	Payroll	1 418	1 175				
VI	Employee allowances	369	324				
VII	Depreciation	116	105				
VIII	Others	200	196				
B	**Profit on sales**	455	845	B	**Loss on sales**		
C	**Other operating costs**	6		C	**Other operating income**		
I	Book value of fixed assets sold			I	Sales of fixed assets		
II	Other operating costs	6		II	Grants		
				III	Other operating income		
D	**Operating profit**	449	845	D	**Operating loss**		
E	**Financial costs**			E	**Financial income**	91	48
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued			II	Interest received	91	47
III	Others			III	Others		1
F	**Profit on ordinary activities**	540	893	F	**Loss on ordinary activities**		
G	**Extraordinary losses**	6		G	**Extraordinary gains**	5	
H	**Profit before taxation**	539	893	H	**Loss before taxation**		
I	**Obligatory charges on profit**	160	272				
I	Income tax	160	272				
II	Other obligatory charges on profit						
J	**Net profit**	379	621	I	**Net loss**		

CPN Serwis Wroclaw Sp. z o.o. - Wroclaw

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	A. CASH FLOW FROM OPERATING ACTIVITIES	438	223
I	Net (loss) profit for the year	379	621
II	Total adjustments	59	(398)
1	Depreciation	116	105
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid	(91)	(47)
4	Provisions for receivables		
5	Other provisions		
6	Income tax on gross profit	160	272
7	Income tax paid	(148)	(229)
8	(Profit) losses on investing activity		
9	Movements in stock	(254)	(88)
10	Movements in debtors	(28)	(241)
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	306	(135)
12	Movements in prepayments and accruals	(7)	6
13	Movements in deferred income		
14	Others	5	(41)
III	Net cash flow from operating activity (I+/-II)	438	223
B	CASH FLOW FROM INVESTING ACTIVITIES	(157)	(231)
I	Sales of intangible fixed assets	(6)	(13)
II	Sales of tangible fixed assets	(242)	(265)
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received	91	47
IX	Others		
X	Net cash flow from investing activity	(157)	(231)
C	Cash flows from financing activities		
I	Repayments/ Repurchase of long term loans		
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans		
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital		
VIII	Interest paid		
IX	Others		
X	Net cash flow from financing activity		
D	BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)	281	(8)
E	TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	412	420
F	TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)	693	412

CPN Serwis Kedzierzyn - Koźle Sp. z o.o. - Kedzierzyn - Koźle

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	104	112	A	**Capital**	329	281
I	Intangible fixed assets	9	6	I	Share capital	250	250
II	Tangible fixed assets	95	106	II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve	30	2
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	575	491	V	Other capital reserves		
I	Inventories	28	16	VI	Undistributed profits from previous years		
II	Debtors	430	416	VII	Net profit (loss) for the financial year	49	29
III	Short-term investments						
IV	Cash and cash equivalents	117	59	B	**Provisions**		13
				C	***Long-term creditors***		
C	**Prepayments and deferred costs**	8	8	D	**Short-term creditors and and special funds**	322	292
				I	Short-term creditors	275	229
				II	Special funds	47	63
				E	**Accruals and deferred income**	36	25
	Total assets	687	611		**Total liabilities**	687	611

CPN Serwis Kedzierzyn - Koźle Sp. z o.o. - Kedzierzyn - Koźle

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Operating costs**	1 959	1 695	A	**Sales and sales equivalents**	2 049	1 761
I	Cost of goods for resale and materials sold			I	Sales of finished products	2 049	1 776
II	Materials and energy	389	297	II	Change in stocks of finished products and in work in progress (increase - a positive value, decrease - a negative value)		(15)
III	External services	295	281	III	Przychod ze sprzedaży of goods for resale and materials		
IV	Taxes and charges	51	34	IV	Cost of production of allowances for the entity's own needs		
V	Payroll	901	798				
VI	Employee allowances	280	242				
VII	Depreciation	23	24				
VIII	Others	20	19				
B	**Profit on sales**	90	66	B	**Loss on sales**		
C	**Other operating costs**	23	13	C	**Other operating income**	25	
I	Book value of fixed assets sold			I	Sales of fixed assets		
II	Other operating costs	23	13	II	Grants		
				III	Other operating income	25	
D	**Operating profit**	92	53	D	**Operating loss**		
E	**Financial costs**	1		E	**Financial income**	5	7
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued			II	Interest received		7
III	Others	1		III	Others	5	
F	**Profit on ordinary activities**	96	60	F	**Loss on ordinary activities**		
G	***Extraordinary losses***	9		G	***Extraordinary gains***	4	
H	**Profit before taxation**	91	60	H	**Loss before taxation**		
I	**Obligatory charges on profit**	42	31				
I	Income tax	42	28				
II	Other obligatory charges on profit		3				
J	**Net profit**	49	29	I	**Net loss**		

CPN Serwis Kedzierzyn - Koźle Sp. z o.o. - Kedzierzyn - Koźle

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	A. CASH FLOW FROM OPERATING ACTIVITIES	74	
I	Net (loss) profit for the year	49	29
II	Total adjustments	25	(29)
1	Depreciation	23	24
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid		
4	Provisions for receivables		
5	Other provisions		
6	Income tax on gross profit	42	31
7	Income tax paid	(42)	(31)
8	(Profit) losses on investing activity		
9	Movements in stock	(12)	30
10	Movements in debtors	(14)	(225)
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	30	95
12	Movements in prepayments and accruals	(2)	34
13	Movements in deferred income		13
14	Others		
III	Net cash flow from operating activity (I+/-II)	74	
B	CASH FLOW FROM INVESTING ACTIVITIES	(16)	(9)
I	Sales of intangible fixed assets	(4)	(6)
II	Sales of tangible fixed assets	(12)	(3)
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others		
X	Net cash flow from investing activity	(16)	(9)
C	Cash flows from financing activities		
I	Repayments/ Repurchase of long term loans		
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans		
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital		
VIII	Interest paid		
IX	Others		
X	Net cash flow from financing activity		
D	BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)	58	(9)
E	TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	59	68
F	TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)	117	59

CPN Serwis Szczecin Sp. z o.o. - Szczecin

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	104	104	A	**Capital**	527	403
I	Intangible fixed assets			I	Share capital	210	210
II	Tangible fixed assets	104	104	II	*Unpaid share capital*		
III	Financial fixed assets			III	Capital reserve	174	64
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	1 098	749	V	Other capital reserves		
I	Inventories	67	86	VI	Undistributed profits from previous years		
II	Debtors	643	557	VII	Net profit (loss) for the financial year	143	129
III	Short-term investments						
IV	Cash and cash equivalents	388	106	B	**Provisions**	3	3
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**	9	5	D	**Short-term creditors and and special funds**	538	452
				I	Short-term creditors	435	334
				II	Special funds	103	118
				E	**Accruals and deferred income**	143	
	Total assets	1 211	858		**Total liabilities**	1 211	858

CPN Serwis Szczecin Sp. z o.o. - Szczecin

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Operating costs**	**2 842**	**1 966**	A	**Sales and sales equivalents**	**3 219**	**2 151**
I	Cost of goods for resale and materials sold	105	141	I	Sales of finished products	3 069	1 973
II	Materials and energy	604	595	II	*Change in stocks of finished products and in* work in progress (increase - a positive value, decrease - a negative value)		
III	External services	462	214	III	Przychod ze sprzedaży of goods for resale and materials	150	178
IV	Taxes and charges	42	13	IV	Cost of production of allowances for the entity's own needs		
V	Payroll	1 212	752				
VI	Employee allowances	322	195				
VII	Depreciation	35	34				
VIII	Others	60	22				
B	**Profit on sales**	**377**	**185**	B	**Loss on sales**		
C	**Other operating costs**	**148**	**7**	C	**Other operating income**	**8**	
I	Book value of fixed assets sold			I	Sales of fixed assets		
II	Other operating costs	148	7	II	Grants	1	
				III	Other operating income	7	
D	**Operating profit**	**237**	**178**	D	**Operating loss**		
E	**Financial costs**			E	**Financial income**	**13**	**9**
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued			II	Interest received	13	9
III	Others			III	Others		
F	**Profit on ordinary activities**	**250**	**187**	F	**Loss on ordinary activities**		
G	**Extraordinary losses**			G	**Extraordinary gains**		
H	**Profit before taxation**	**250**	**187**	H	**Loss before taxation**		
I	**Obligatory charges on profit**	**107**	**58**				
I	Income tax	107	58				
II	Other obligatory charges on profit						
J	**Net profit**	**143**	**129**	I	**Net loss**		

CPN Serwis Zachod Sp. z o.o. - Nowa Sol

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	308	354	**A**	**Capital**	1 276	1 190
I	Intangible fixed assets			I	Share capital	874	874
II	Tangible fixed assets	308	354	II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve	316	
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	1 753	1 458	V	Other capital reserves		
I	Inventories	408	367	VI	Undistributed profits from previous years		
II	Debtors	905	979	VII	Net profit (loss) for the financial year	86	316
III	Short-term investments						
IV	Cash and cash equivalents	440	112	**B**	**Provisions**		
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**	26	17	**D**	**Short-term creditors and and special funds**	781	633
				I	*Short-term creditors*	666	489
				II	Special funds	115	144
				E	**Accruals and deferred income**	30	6
	Total assets	2 087	1 829		**Total liabilities**	2 087	1 829

CPN Serwis Zachod Sp. z o.o. - Nowa Sol

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Cost of goods sold**	5 410	4 246	A	**Sales and sales equivalents**	5 524	4 685
I	Cost of goods for resale and materials sold	1 404	331	I	Net sales of finished products	3 842	4 171
II	Cost of sales of finished products	2 777	3 087				
III	Selling and distribution costs	220		II	Net sales of goods for resale and materials	1 682	514
IV	General and administration expenses	1 009	828				
B	**Profit on sales**	114	439	B	**Loss on sales**		
C	**Other operating costs**	13	6	C	**Other operating income**	3	
I	Book value of fixed assets sold	4		I	Sales of fixed assets	3	
II	Other operating costs	9	6	II	*Grants*		
				III	Other operating income		
D	**Operating profit**	104	433	D	**Operating loss**		
E	**Financial costs**		2	E	**Financial income**	34	34
I	Valuation adjustments to financial fixed *assets and short-term investments*			I	Dividend received		
II	Interest paid and accrued		1	II	Interest received	32	34
III	Others		1	III	Others	2	
F	**Profit on ordinary activities**	138	465	F	**Loss on ordinary activities**		
G	***Extraordinary losses***	2		G	***Extraordinary gains***	2	
H	**Profit before taxation**	138	465	H	**Loss before taxation**		
I	**Obligatory charges on profit**	52	149				
I	Income tax	52	149				
II	*Other obligatory charges on profit*						
J	**Net profit**	86	316	I	**Net loss**		

CPN Serwis Zachod Sp. z o.o. - Nowa Sol

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	A. CASH FLOW FROM OPERATING ACTIVITIES	411	30
I	Net (loss) profit for the year	86	316
II	Total adjustments	325	(286)
1	Depreciation	128	137
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid		
4	Provisions for receivables	(1)	
5	Other provisions		
6	Income tax on gross profit	52	149
7	Income tax paid	(64)	(126)
8	(Profit) losses on investing activity	1	
9	Movements in stock	(41)	(367)
10	Movements in debtors	74	(979)
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	160	610
12	Movements in prepayments and accruals	15	(12)
13	Movements in deferred income	1	
14	Others		302
III	Net cash flow from operating activity (I+/-II)	411	30
B	CASH FLOW FROM INVESTING ACTIVITIES	(83)	(188)
I	Sales of intangible fixed assets	(1)	(9)
II	Sales of tangible fixed assets	(82)	(179)
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others		
X	Net cash flow from investing activity	(83)	(188)
C	Cash flows from financing activities		270
I	Repayments/ Repurchase of long term loans		
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans		
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital		270
VIII	Interest paid		
IX	Others		
X	Net cash flow from financing activity		270
D	BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)	328	112
E	TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	112	
F	TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)	440	112

CPN Marine Serwis Gdańsk Sp. z o.o. - Gdańsk

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	2	4	A	**Capital**	176	119
I	Intangible fixed assets			I	Share capital	50	44
II	Tangible fixed assets	2	4	II	Unpaid share capital		
III	*Financial fixed assets*			III	*Capital reserve*	69	
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	320	264	V	Other capital reserves		
I	Inventories			VI	Undistributed profits from previous years		
II	Debtors	160	169	VII	Net profit (loss) for the financial year	57	75
III	Short-term investments						
IV	Cash and cash equivalents	160	95	B	**Provisions**		
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**			D	**Short-term creditors and and special funds**	146	149
				I	Short-term creditors	146	149
				II	Special funds		
				E	**Accruals and deferred income**		
	Total assets	**322**	**268**		**Total liabilities**	**322**	**268**

CPN Marine Serwis Gdańsk Sp. z o.o. - Gdańsk

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Operating costs**	2 429	2 893	A	**Sales and sales equivalents**	2 497	2 994
I	Cost of goods for resale and materials sold			I	Sales of finished products	2 497	2 996
II	Materials and energy	9	13	II	Change in stocks of finished products and in work in progress (increase - a positive value, decrease - a negative value)		(2)
III	External services	2 278	2 720	III	Przychod ze sprzedaży of goods for resale and materials		
IV	Taxes and charges		1	IV	Cost of production of allowances for the entity's own needs		
V	Payroll	110	123				
VI	Employee allowances	24	21				
VII	Depreciation	2	4				
VIII	Others	6	11				
B	**Profit on sales**	68	101	B	**Loss on sales**		
C	**Other operating costs**		1	C	**Other operating income**		
I	Book value of fixed assets sold			I	Sales of fixed assets		
II	Other operating costs		1	II	Grants		
				III	Other operating income		
D	**Operating profit**	68	100	D	**Operating loss**		
E	**Financial costs**			E	**Financial income**	9	5
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued			II	Interest received	9	5
III	Others			III	Others		
F	**Profit on ordinary activities**	77	105	F	**Loss on ordinary activities**		
G	**Extraordinary losses**			G	**Extraordinary gains**		
H	**Profit before taxation**	77	105	H	**Loss before taxation**		
I	**Obligatory charges on profit**	20	30				
I	Income tax	20	30				
II	Other obligatory charges on profit						
J	**Net profit**	57	75	I	**Net loss**		

CPN Marine Serwis Gdańsk Sp. z o.o. - Gdańsk

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	A. CASH FLOW FROM OPERATING ACTIVITIES	65	80
I	Net (loss) profit for the year	57	75
II	Total adjustments	8	5
1	Depreciation	2	4
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid		
4	Provisions for receivables		
5	Other provisions		
6	Income tax on gross profit	20	30
7	Income tax paid	(15)	(37)
8	(Profit) losses on investing activity		
9	Movements in stock		
10	Movements in debtors	4	25
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	(3)	(18)
12	Movements in prepayments and accruals		1
13	Movements in deferred income		
14	Others		
III	Net cash flow from operating activity (I+/-II)	65	80
B	CASH FLOW FROM INVESTING ACTIVITIES		(2)
I	Sales of intangible fixed assets		(1)
II	Sales of tangible fixed assets		(1)
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others		
X	Net cash flow from investing activity		(2)
C	Cash flows from financing activities		
I	Repayments/ Repurchase of long term loans		
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans		
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital		
VIII	Interest paid		
IX	Others		
X	Net cash flow from financing activity		
D	BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)	65	78
E	TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	95	17
F	TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)	160	95

Centrum Edukacji Sp. z o.o. - Plock

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	153	129	**A**	**Capital**	949	743
I	Intangible fixed assets			I	Share capital	654	654
II	Tangible fixed assets	153	129	II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve	79	69
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	1 349	1 609	V	Other capital reserves		
I	Inventories		3	VI	Undistributed profits from previous years		
II	Debtors	325	261	VII	Net profit (loss) for the financial year	216	20
III	Short-term investments						
IV	Cash and cash equivalents	1 024	1 345	**B**	**Provisions**	1	2
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**	36	130	**D**	***Short-term creditors and and special funds***	411	660
				I	Short-term creditors	411	660
				II	Special funds		
				E	**Accruals and deferred income**	177	463
	Total assets	1 538	1 868		**Total liabilities**	1 538	1 868

Centrum Edukacji Sp. z o.o. - Plock

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Cost of goods sold**	**6 851**	**5 748**	**A**	**Sales and sales equivalents**	**6 935**	**5 710**
I	Cost of goods for resale and materials sold			I	Net sales of finished products	6 935	5 710
II	Cost of sales of finished products	4 940	3 898				
III	Selling and distribution costs			II	Net sales of goods for resale and materials		
IV	General and administration expenses	1 911	1 850				
B	**Profit on sales**	**84**		**B**	**Loss on sales**		**38**
C	**Other operating costs**	**2 171**	**1 727**	**C**	**Other operating income**	**2 213**	**1 669**
I	Book value of fixed assets sold			I	Sales of fixed assets		
II	Other operating costs	2 171	1 727	II	Grants	2 210	1 669
				III	Other operating income	3	
D	**Operating profit**	**126**		**D**	**Operating loss**		**96**
E	**Financial costs**			**E**	**Financial income**	**177**	**140**
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued			II	Interest received	177	140
III	Others			III	Others		
F	**Profit on ordinary activities**	**303**	**44**	**F**	**Loss on ordinary activities**		
G	**Extraordinary losses**			**G**	**Extraordinary gains**		
H	**Profit before taxation**	**303**	**44**	**H**	**Loss before taxation**		
I	**Obligatory charges on profit**	**87**	**24**				
I	Income tax	88	22				
II	Other obligatory charges on profit	(1)	2				
J	**Net profit**	**216**	**20**	**I**	**Net loss**		

Centrum Edukacji Sp. z o.o. - Plock

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	A. CASH FLOW FROM OPERATING ACTIVITIES	(250)	744
I	Net (loss) profit for the year	216	20
II	Total adjustments	(466)	724
1	Depreciation	24	6
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid		
4	Provisions for receivables	7	
5	Other provisions		
6	Income tax on gross profit	87	24
7	Income tax paid	(99)	(9)
8	(Profit) losses on investing activity		
9	Movements in stock	3	(3)
10	Movements in debtors	(63)	(261)
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	(223)	632
12	Movements in prepayments and accruals	89	(123)
13	Movements in deferred income	(286)	462
14	Others	(5)	(4)
III	Net cash flow from operating activity (I+/-II)	(250)	744
B	CASH FLOW FROM INVESTING ACTIVITIES	(71)	(53)
I	Sales of intangible fixed assets		
II	Sales of tangible fixed assets	(71)	(53)
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others		
X	Net cash flow from investing activity	(71)	(53)
C	Cash flows from financing activities		
I	Repayments/ Repurchase of long term loans		
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans		
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital		
VIII	Interest paid		
IX	Others		
X	Net cash flow from financing activity		
D	BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)	(321)	691
E	TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	1 345	654
F	TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)	1 024	1 345

CPN Serwis Katowice Sp. z o.o. - Katowice

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	99	77	A	**Capital**	647	484
I	Intangible fixed assets	9	4	I	Share capital	170	170
II	Tangible fixed assets	90	73	II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve	314	
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	971	743	V	Other capital reserves		
I	Inventories	42		VI	Undistributed profits from previous years		
II	Debtors	477	437	VII	Net profit (loss) for the financial year	163	314
III	Short-term investments						
IV	Cash and cash equivalents	452	306	B	**Provisions**		
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**	1		D	**Short-term creditors and and special funds**	409	336
				I	Short-term creditors	431	336
				II	Special funds	(22)	
				E	**Accruals and deferred income**	15	
	Total assets	1 071	820		**Total liabilities**	1 071	820

CPN Serwis Katowice Sp. z o.o. - Katowice

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Cost of goods sold**	3 893	7 065	A	**Sales and sales equivalents**	4 142	7 545
I	Cost of goods for resale and materials sold			I	Net sales of finished products	4 142	7 545
II	Cost of sales of finished products	2 886	5 349				
III	Selling and distribution costs			II	Net sales of goods for resale and materials		
IV	General and administration expenses	1 007	1 716				
B	**Profit on sales**	249	480	B	**Loss on sales**		
C	**Other operating costs**	5		C	**Other operating income**	1	
I	Book value of fixed assets sold			I	Sales of fixed assets		
II	Other operating costs	5		II	Grants		
				III	Other operating income	1	
D	**Operating profit**	245	480	D	**Operating loss**		
E	**Financial costs**	33	11	E	**Financial income**	42	26
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued	33	8	II	Interest received	42	26
III	Others		3	III	Others		
F	**Profit on ordinary activities**	254	495	F	**Loss on ordinary activities**		
G	**Extraordinary losses**			G	**Extraordinary gains**		
H	**Profit before taxation**	254	495	H	**Loss before taxation**		
I	**Obligatory charges on profit**	91	181				
I	Income tax	91	181				
II	Other obligatory charges on profit						
J	**Net profit**	163	314	I	**Net loss**		

CPN Serwis Katowice Sp. z o.o. - Katowice

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	A. CASH FLOW FROM OPERATING ACTIVITIES	190	274
I	Net (loss) profit for the year	163	314
II	Total adjustments	27	(40)
1	Depreciation	22	76
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid		15
4	Provisions for receivables		
5	Other provisions		
6	Income tax on gross profit	91	181
7	Income tax paid	(64)	(211)
8	(Profit) losses on investing activity		
9	Movements in stock	(42)	
10	Movements in debtors	(67)	(437)
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	74	336
12	Movements in prepayments and accruals	13	
13	Movements in deferred income		
14	Others		
III	Net cash flow from operating activity (I+/-II)	190	274
B	CASH FLOW FROM INVESTING ACTIVITIES	(44)	(77)
I	Sales of intangible fixed assets	(6)	(6)
II	Sales of tangible fixed assets	(38)	(71)
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others		
X	Net cash flow from investing activity	(44)	(77)
C	Cash flows from financing activities		
I	Repayments/ Repurchase of long term loans		
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans		
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital		
VIII	Interest paid		
IX	Others		
X	Net cash flow from financing activity		
D	BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)	146	197
E	TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	306	109
F	TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)	452	306

ORLEN Petrogaz Nowa Brzeźnica Sp. z o.o. - Nowa Brzeźnica

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	**4 454**	**4 559**	**A**	**Capital**	**(1 490)**	**4 131**
I	Intangible fixed assets	6	13	I	Share capital	4 400	4 400
II	Tangible fixed assets	4 448	4 546	II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve		222
IV	Long-term debtors			IV	Revaluation reserve	(204)	
B	**Current assets**	**1 723**	**8 860**	V	Other capital reserves		
I	Inventories	980	2 023	VI	Undistributed profits from previous years	(268)	
II	Debtors	598	6 764	VII	Net profit (loss) for the financial year	(5 418)	(491)
III	Short-term investments						
IV	Cash and cash equivalents	145	73	**B**	**Provisions**	**501**	
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**	**88**	**148**	**D**	**Short-term creditors and and special funds**	**7 199**	**9 343**
				I	Short-term creditors	7 128	9 300
				II	Special funds	71	43
				E	**Accruals and deferred income**	**55**	**93**
	Total assets	**6 265**	**13 567**		**Total liabilities**	**6 265**	**13 567**

ORLEN Petrogaz Nowa Brzeźnica Sp. z o.o. - Nowa Brzeźnica

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Cost of goods sold**	**25 705**	**56 044**	A	**Sales and sales equivalents**	**23 525**	**56 437**
I	Cost of goods for resale and materials sold	17 932	46 645	I	Net sales of finished products	671	514
II	Cost of sales of finished products	1 278					
III	Selling and distribution costs	5 636	8 439	II	Net sales of goods for resale and materials	22 854	55 923
IV	General and administration expenses	859	960				
B	**Profit on sales**		**393**	B	**Loss on sales**	**2 180**	
C	**Other operating costs**	**2 172**	**406**	C	**Other operating income**	**196**	**104**
I	Book value of fixed assets sold	147	72	I	Sales of fixed assets	151	84
II	Other operating costs	2 025	334	II	Grants		
				III	Other operating income	45	20
D	**Operating profit**		**91**	D	**Operating loss**	**4 156**	
E	**Financial costs**	**1 588**	**860**	E	**Financial income**	**284**	**329**
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued	996	286	II	Interest received	39	21
III	Others	592	574	III	Others	245	308
F	**Profit on ordinary activities**			F	**Loss on ordinary activities**	**5 460**	**440**
G	**Extraordinary losses**	4	38	G	**Extraordinary gains**	46	2
H	**Profit before taxation**			H	**Loss before taxation**	**5 418**	**476**
I	**Obligatory charges on profit**		**15**				
I	Income tax		15				
II	Other obligatory charges on profit						
J	**Net profit**			I	**Net loss**	**5 418**	**491**

ORLEN Petrogaz Nowa Brzeźnica Sp. z o.o. - Nowa Brzeźnica

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	A. CASH FLOW FROM OPERATING ACTIVITIES	22	(579)
I	Net (loss) profit for the year	(5 418)	(491)
II	Total adjustments	5 440	(88)
1	Depreciation	693	699
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid		530
4	Provisions for receivables		
5	Other provisions	501	
6	Income tax on gross profit		15
7	Income tax paid	61	(134)
8	(Profit) losses on investing activity	(3)	(8)
9	Movements in stock	566	(523)
10	Movements in debtors	6 105	(3 188)
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	(2 506)	2 526
12	Movements in prepayments and accruals	65	(47)
13	Movements in deferred income	(42)	42
14	Others		
III	Net cash flow from operating activity (I+/-II)	22	(579)
B	CASH FLOW FROM INVESTING ACTIVITIES	(312)	(948)
I	Sales of intangible fixed assets	(316)	(948)
II	Sales of tangible fixed assets		
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others	4	
X	Net cash flow from investing activity	(312)	(948)
C	Cash flows from financing activities	362	929
I	Repayments/ Repurchase of long term loans		
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans	857	1 469
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital		
VIII	Interest paid	(495)	(359)
IX	Others		(181)
X	Net cash flow from financing activity	362	929
D	BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)	72	(598)
E	TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	73	671
F	TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)	145	73

Petromor Sp. z o.o. - Gdańsk

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	1 227	1 259	A	**Capital**	2 644	2 561
I	Intangible fixed assets	988	1 013	I	Share capital	2 580	2 580
II	Tangible fixed assets	239	246	II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve		
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	1 494	1 525	V	Other capital reserves		
I	Inventories		60	VI	Undistributed profits from previous years	(19)	
II	Debtors	119	208	VII	Net profit (loss) for the financial year	83	(19)
III	Short-term investments						
IV	Cash and cash equivalents	1 375	1 257	B	**Provisions**		
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**			D	**Short-term creditors and and special funds**	77	223
				I	Short-term creditors	77	223
				II	Special funds		
				E	**Accruals and deferred income**		
	Total assets	**2 721**	**2 784**		**Total liabilities**	**2 721**	**2 784**

Petromor Sp. z o.o. - Gdańsk

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Operating costs**	1 835	648	A	**Sales and sales equivalents**	1 759	387
I	Cost of goods for resale and materials sold	1 273	218	I	Sales of finished products	123	80
II	Materials and energy	6	3	II	Change in stocks of finished products and in work in progress (increase - a positive value, decrease - a negative value)		
III	External services	222	106	III	Przychod ze sprzedaży of goods for resale and materials	1 636	307
IV	Taxes and charges	65	2	IV	Cost of production of allowances for the entity's own needs		
V	Payroll	223	269				
VI	Employee allowances	3	5				
VII	Depreciation	34	24				
VIII	Others	9	21				
B	**Profit on sales**			B	**Loss on sales**	76	261
C	**Other operating costs**	1	1	C	**Other operating income**		
I	Book value of fixed assets sold			I	Sales of fixed assets		
II	Other operating costs	1	1	II	Grants		
				III	Other operating income		
D	**Operating profit**			D	**Operating loss**	77	262
E	**Financial costs**			E	**Financial income**	209	249
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued			II	Interest received	23	29
III	Others			III	Others	186	220
F	***Profit on ordinary activities***	132		F	***Loss on ordinary activities***		13
G	**Extraordinary losses**			G	**Extraordinary gains**		
H	**Profit before taxation**	132		H	**Loss before taxation**		13
I	**Obligatory charges on profit**	49	6				
I	Income tax	49	6				
II	*Other obligatory charges on profit*						
J	**Net profit**	83		I	**Net loss**		19

Petromor Sp. z o.o. - Gdańsk

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	A. CASH FLOW FROM OPERATING ACTIVITIES	120	(40)
I	Net (loss) profit for the year	83	(19)
II	Total adjustments	37	(21)
1	Depreciation	34	24
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid		
4	Provisions for receivables		
5	Other provisions		
6	Income tax on gross profit	49	6
7	Income tax paid	(56)	
8	(Profit) losses on investing activity		
9	Movements in stock	60	(60)
10	Movements in debtors	89	(207)
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	(139)	216
12	Movements in prepayments and accruals		
13	Movements in deferred income		
14	Others		
III	Net cash flow from operating activity (I+/-II)	120	(40)
B	CASH FLOW FROM INVESTING ACTIVITIES	(2)	(27)
I	Sales of intangible fixed assets		(1)
II	Sales of tangible fixed assets	(2)	(26)
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others		
X	Net cash flow from investing activity	(2)	(27)
C	Cash flows from financing activities		1 324
I	Repayments/ Repurchase of long term loans		
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans		
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital		
VIII	Interest paid		
IX	Others		1 324
X	Net cash flow from financing activity		1 324
D	BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)	118	1 257
E	TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	1 257	
F	TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)	1 375	1 257

CPN Serwis Poznań Sp. z o.o. - Poznań

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	206	179	A	**Capital**	498	504
I	Intangible fixed assets	3	6	I	Share capital	310	310
II	Tangible fixed assets	203	173	II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve	195	54
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	1 480	1 012	V	Other capital reserves		
I	Inventories	370	595	VI	Undistributed profits from previous years		
II	Debtors	1 036	299	VII	Net profit (loss) for the financial year	(7)	140
III	Short-term investments						
IV	Cash and cash equivalents	74	118	B	**Provisions**		
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**	14	17	D	**Short-term creditors and and special funds**	1 191	704
				I	Short-term creditors	1 191	704
				II	Special funds		
				E	**Accruals and deferred income**	11	
	Total assets	1 700	1 208		**Total liabilities**	1 700	1 208

CPN Serwis Poznań Sp. z o.o. - Poznań

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Cost of goods sold**	4 433	4 829	A	**Sales and sales equivalents**	4 420	5 016
I	Cost of goods for resale and materials sold			I	Net sales of finished products	4 420	5 016
II	Cost of sales of finished products	3 937	4 034				
III	Selling and distribution costs			II	Net sales of goods for resale and materials		
IV	General and administration expenses	496	795				
B	**Profit on sales**		187	B	**Loss on sales**	13	
C	**Other operating costs**	1	2	C	**Other operating income**	12	
I	Book value of fixed assets sold			I	Sales of fixed assets		
II	Other operating costs	1	2	II	Grants		
				III	Other operating income	12	
D	**Operating profit**		185	D	**Operating loss**	2	
E	**Financial costs**		1	E	**Financial income**	3	25
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued		1	II	Interest received	3	25
III	Others			III	Others		
F	**Profit on ordinary activities**	1	209	F	**Loss on ordinary activities**		
G	**Extraordinary losses**	1		G	**Extraordinary gains**		
H	**Profit before taxation**		209	H	**Loss before taxation**		
I	**Obligatory charges on profit**	7	69				
I	Income tax	7	69				
II	Other obligatory charges on profit						
J	**Net profit**		140	I	**Net loss**	7	

ORLEN Morena Sp. z o.o. - Gdańsk

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	Fixed assets	6 162	5 200	A	Capital	10 554	10 500
I	Intangible fixed assets			I	Share capital	10 500	10 500
II	Tangible fixed assets	6 162	5 200	II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve		
IV	Long-term debtors			IV	Revaluation reserve		
B	Current assets	9 426	5 300	V	Other capital reserves		
I	Inventories	828		VI	Undistributed profits from previous years		
II	Debtors	4 186		VII	Net profit (loss) for the financial year	54	
III	Short-term investments						
IV	Cash and cash equivalents	4 412	5 300	B	Provisions		
				C	Long-term creditors		
C	Prepayments and deferred costs	46		D	Short-term creditors and and special funds	5 080	
				I	Short-term creditors	5 080	
				II	Special funds		
				E	Accruals and deferred income		
	Total assets	15 634	10 500		Total liabilities	15 634	10 500

ORLEN Morena Sp. z o.o. - Gdańsk

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Operating costs**	17 228		A	**Sales and sales equivalents**	17 002	
I	Cost of goods for resale and materials sold	16 288		I	Sales of finished products	333	
II	Materials and energy	58		II	Change in stocks of finished products and in work in progress (increase - a positive value, decrease - a negative value)	46	
III	External services	206		III	Przychod ze sprzedaży of goods for resale and materials	16 623	
IV	Taxes and charges	38		IV	Cost of production of allowances for the entity's own needs		
V	Payroll	263					
VI	Employee allowances	45					
VII	Depreciation	249					
VIII	Others	81					
B	**Profit on sales**			B	**Loss on sales**	226	
C	**Other operating costs**	48		C	**Other operating income**	74	
I	Book value of fixed assets sold	48		I	Sales of fixed assets	48	
II	Other operating costs			II	Grants		
				III	Other operating income	26	
D	**Operating profit**			D	**Operating loss**	200	
E	**Financial costs**	1		E	**Financial income**	277	
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued			II	Interest received	277	
III	Others	1		III	Others		
F	**Profit on ordinary activities**	76		F	**Loss on ordinary activities**		
G	**Extraordinary losses**			G	**Extraordinary gains**		
H	**Profit before taxation**	76		H	**Loss before taxation**		
I	**Obligatory charges on profit**	22					
I	Income tax	22					
II	Other obligatory charges on profit						
J	**Net profit**	54		I	**Net loss**		

ORLEN Morena Sp. z o.o. - Gdańsk

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	A. CASH FLOW FROM OPERATING ACTIVITIES	323	
I	Net (loss) profit for the year	54	
II	Total adjustments	269	
1	Depreciation	249	
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid		
4	Provisions for receivables		
5	Other provisions		
6	Income tax on gross profit	22	
7	Income tax paid	(56)	
8	(Profit) losses on investing activity		
9	Movements in stock	(828)	
10	Movements in debtors	(4 152)	
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	5 080	
12	Movements in prepayments and accruals	(46)	
13	Movements in deferred income		
14	Others		
III	Net cash flow from operating activity (I+/-II)	323	
B	CASH FLOW FROM INVESTING ACTIVITIES	(1 211)	
I	Sales of intangible fixed assets	(16)	
II	Sales of tangible fixed assets	(1 195)	
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others		
X	Net cash flow from investing activity	(1 211)	
C	Cash flows from financing activities		
I	Repayments/ Repurchase of long term loans		
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans		
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital		
VIII	Interest paid		
IX	Others		
X	Net cash flow from financing activity		
D	BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)	(888)	
E	TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	5 300	
F	TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)	4 412	

Przedsiebiorstwo Rolne Agro-Azoty II Wloclawek Sp. z o.o. - Łaka

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	1 222	1 244	A	**Capital**	422	384
I	Intangible fixed assets			I	Share capital	883	883
II	Tangible fixed assets	1 222	1 244	II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve		
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	952	586	V	Other capital reserves	40	40
I	Inventories	819	552	VI	Undistributed profits from previous years	(539)	(569)
II	Debtors	117	32	VII	Net profit (loss) for the financial year	38	30
III	Short-term investments						
IV	Cash and cash equivalents	16	2	B	**Provisions**		
				C	**Long-term creditors**	777	1 050
C	**Prepayments and deferred costs**	17	25	D	**Short-term creditors and and special funds**	988	418
				I	Short-term creditors	985	417
				II	Special funds	3	1
				E	**Accruals and deferred income**	4	3
	Total assets	**2 191**	**1 855**		**Total liabilities**	**2 191**	**1 855**

Przedsiebiorstwo Rolne Agro-Azoty II Wloclawek Sp. z o.o. - Łaka

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Cost of goods sold**	1 798	1 956	A	**Sales and sales equivalents**	1 898	2 035
I	Cost of goods for resale and materials sold			I	Net sales of finished products	1 898	2 035
II	Cost of sales of finished products	1 539	1 439				
III	Selling and distribution costs	19	26	II	Net sales of goods for resale and materials		
IV	General and administration expenses	240	491				
B	**Profit on sales**	100	79	B	**Loss on sales**		
C	**Other operating costs**			C	**Other operating income**	4	13
I	Book value of fixed assets sold			I	Sales of fixed assets		7
II	Other operating costs			II	Grants		
				III	Other operating income	4	6
D	**Operating profit**	104	92	D	**Operating loss**		
E	**Financial costs**	70	66	E	**Financial income**	4	4
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued			II	Interest received	4	4
III	Others	70	66	III	Others		
F	**Profit on ordinary activities**	38	30	F	**Loss on ordinary activities**		
G	**Extraordinary losses**			G	**Extraordinary gains**		
H	**Profit before taxation**	38	30	H	**Loss before taxation**		
I	**Obligatory charges on profit**						
I	Income tax						
II	Other obligatory charges on profit						
J	**Net profit**	38	30	I	**Net loss**		

Przedsiebiorstwo Rolne Agro-Azoty II Wloclawek Sp. z o.o. - Łaka

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	A. CASH FLOW FROM OPERATING ACTIVITIES	(93)	151
I	Net (loss) profit for the year	38	30
II	Total adjustments	(131)	121
1	Depreciation	127	117
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid	70	66
4	Provisions for receivables		
5	Other provisions		(3)
6	Income tax on gross profit		
7	Income tax paid		
8	(Profit) losses on investing activity		(7)
9	Movements in stock	(372)	(191)
10	Movements in debtors	(85)	3
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	120	136
12	Movements in prepayments and accruals	8	
13	Movements in deferred income		
14	Others	1	
III	Net cash flow from operating activity (I+/-II)	(93)	151
B	CASH FLOW FROM INVESTING ACTIVITIES		7
I	Sales of intangible fixed assets		
II	Sales of tangible fixed assets		7
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others		
X	Net cash flow from investing activity		7
C	Cash flows from financing activities	107	(270)
I	Repayments/ Repurchase of long term loans	400	
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans	(192)	(192)
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments	(31)	(12)
VII	Proceeds from issuence of ownshares and payments to capital		
VIII	Interest paid	(70)	(66)
IX	Others		
X	Net cash flow from financing activity	107	(270)
D	BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)	14	(112)
E	TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	2	114
F	TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)	16	2

Zakladowa Straż Pożarna Sp. z o.o. - Trzebinia

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000
A	**Fixed assets**	1 472	1 479
I	Intangible fixed assets	73	92
II	Tangible fixed assets	1 399	1 387
III	Financial fixed assets		
IV	Long-term debtors		
B	**Current assets**	541	405
I	Inventories	16	18
II	Debtors	372	286
III	Short-term investments		
IV	Cash and cash equivalents	153	101
C	**Prepayments and deferred costs**	8	25
	Total assets	**2 021**	**1 909**

	LIABILITIES	31.12.2001	31.12.2000
A	**Capital**	1 663	1 607
I	Share capital	1 497	1 496
II	Unpaid share capital		
III	Capital reserve	110	103
IV	Revaluation reserve		
V	Other capital reserves		
VI	Undistributed profits from previous years		
VII	Net profit (loss) for the financial year	56	8
B	**Provisions**		
C	**Long-term creditors**		
D	**Short-term creditors and and special funds**	339	259
I	Short-term creditors	339	259
II	Special funds		
E	**Accruals and deferred income**	19	43
	Total liabilities	**2 021**	**1 909**

Zakladowa Straż Pożarna Sp. z o.o. - Trzebinia

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Cost of goods sold**	3 366	2 843	A	**Sales and sales equivalents**	3 443	2 890
I	Cost of goods for resale and materials sold	74	58	I	Net sales of finished products	3 360	2 811
II	Cost of sales of finished products	2 908	2 344				
III	Selling and distribution costs			II	Net sales of goods for resale and materials	83	79
IV	General and administration expenses	384	441				
B	**Profit on sales**	77	47	B	**Loss on sales**		
C	**Other operating costs**	36	16	C	**Other operating income**	45	
I	Book value of fixed assets sold	8		I	Sales of fixed assets		
II	Other operating costs	28	16	II	Grants		
				III	Other operating income	45	
D	**Operating profit**	86	31	D	**Operating loss**		
E	**Financial costs**			E	**Financial income**	6	3
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued			II	Interest received	6	3
III	Others			III	Others		
F	**Profit on ordinary activities**	92	34	F	**Loss on ordinary activities**		
G	**Extraordinary losses**			G	**Extraordinary gains**		
H	**Profit before taxation**	92	34	H	**Loss before taxation**		
I	**Obligatory charges on profit**	36	26				
I	Income tax	36	26				
II	Other obligatory charges on profit						
J	**Net profit**	56	8	I	**Net loss**		

Zakładowa Straż Pożarna Sp. z o.o. - Trzebinia

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	**A. CASH FLOW FROM OPERATING ACTIVITIES**	217	44
I	**Net (loss) profit for the year**	56	8
II	**Total adjustments**	161	36
1	Depreciation	178	90
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid	(6)	(3)
4	Provisions for receivables		
5	Other provisions		
6	Income tax on gross profit	36	26
7	Income tax paid	(52)	(32)
8	(Profit) losses on investing activity		
9	Movements in stock	2	(10)
10	Movements in debtors	(71)	(14)
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	80	(7)
12	Movements in prepayments and accruals	(6)	(14)
13	Movements in deferred income		
14	Others		
III	**Net cash flow from operating activity (I+/-II)**	217	44
B	**CASH FLOW FROM INVESTING ACTIVITIES**	(165)	(34)
I	Sales of intangible fixed assets		(2)
II	Sales of tangible fixed assets	(179)	(35)
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received	6	3
IX	Others	8	
X	Net cash flow from investing activity	(165)	(34)
C	**Cash flows from financing activities**		
I	Repayments/ Repurchase of long term loans		
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans		
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital		
VIII	Interest paid		
IX	Others		
X	Net cash flow from financing activity		
D	**BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)**	52	10
E	**TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR**	101	91
F	**TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)**	153	101

Raf-Służba Ratownicza Sp. z o.o. - Jedlicze

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	48	50	A	**Capital**	139	137
I	Intangible fixed assets			I	Share capital	160	160
II	Tangible fixed assets	48	50	II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve		
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	405	438	V	Other capital reserves		
I	Inventories	1		VI	Undistributed profits from previous years	(23)	(21)
II	Debtors	324	397	VII	Net profit (loss) for the financial year	2	(2)
III	Short-term investments						
IV	Cash and cash equivalents	80	41	B	**Provisions**		
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**	7		D	**Short-term creditors and and special funds**	321	351
				I	Short-term creditors	321	351
				II	Special funds		
				E	**Accruals and deferred income**		
	Total assets	460	488		**Total liabilities**	460	488

Raf-Służba Ratownicza Sp. z o.o. - Jedlicze

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Operating costs**	**3 127**	**3 074**	A	**Sales and sales equivalents**	**3 146**	**3 081**
I	Cost of goods for resale and materials sold			I	Sales of finished products	3 146	3 103
II	Materials and energy	306	284	II	Change in stocks of finished products and in work in progress (increase - a positive value, decrease - a negative value)		(22)
III	External services	367	369	III	Przychod ze sprzedaży of goods for resale and materials		
IV	Taxes and charges	35	30	IV	Cost of production of allowances for the entity's own needs		
V	Payroll	1 848	1 763				
VI	Employee allowances	524	546				
VII	Depreciation	12	56				
VIII	Others	35	26				
B	**Profit on sales**	**19**	**7**	B	**Loss on sales**		
C	**Other operating costs**	**2**		C	**Other operating income**		
I	Book value of fixed assets sold			I	Sales of fixed assets		
II	Other operating costs	2		II	Grants		
				III	Other operating income		
D	**Operating profit**	**17**	**7**	D	**Operating loss**		
E	**Financial costs**	**2**	**1**	E	**Financial income**	**2**	**4**
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued	2	1	II	Interest received	2	4
III	Others			III	Others		
F	**Profit on ordinary activities**	**17**	**10**	F	**Loss on ordinary activities**		
G	**Extraordinary losses**			G	**Extraordinary gains**		
H	**Profit before taxation**	**17**	**10**	H	**Loss before taxation**		
I	**Obligatory charges on profit**	**15**	**12**				
I	Income tax	15	12				
II	Other obligatory charges on profit						
J	**Net profit**	**2**		I	**Net loss**		**2**

Raf-Służba Ratownicza Sp. z o.o. - Jedlicze

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	A. CASH FLOW FROM OPERATING ACTIVITIES	49	(95)
I	Net (loss) profit for the year	2	(2)
II	Total adjustments	47	(93)
1	Depreciation	12	56
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid		
4	Provisions for receivables		
5	Other provisions		
6	Income tax on gross profit	15	12
7	Income tax paid	(12)	(29)
8	(Profit) losses on investing activity		
9	Movements in stock	(1)	
10	Movements in debtors	73	(198)
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	(33)	44
12	Movements in prepayments and accruals	(7)	22
13	Movements in deferred income		
14	Others		
III	Net cash flow from operating activity (I+/-II)	49	(95)
B	CASH FLOW FROM INVESTING ACTIVITIES	(10)	(75)
I	Sales of intangible fixed assets		
II	Sales of tangible fixed assets	(10)	(75)
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others		
X	Net cash flow from investing activity	(10)	(75)
C	Cash flows from financing activities		
I	Repayments/ Repurchase of long term loans		
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans		
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital		
VIII	Interest paid		
IX	Others		
X	Net cash flow from financing activity		
D	BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)	39	(170)
E	TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	41	211
F	TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)	80	41

Petromont Sp. z o.o. - Niemce

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	227	199	A	**Capital**	435	445
I	Intangible fixed assets	3	4	I	Share capital	400	400
II	Tangible fixed assets	224	195	II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve	45	
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	303	447	V	Other capital reserves		
I	Inventories	22	43	VI	Undistributed profits from previous years		
II	Debtors	132	206	VII	Net profit (loss) for the financial year	(10)	45
III	Short-term investments						
IV	Cash and cash equivalents	149	198	B	**Provisions**		
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**	7	9	D	**Short-term creditors and and special funds**	102	205
				I	Short-term creditors	88	194
				II	Special funds	14	11
				E	**Accruals and deferred income**		5
	Total assets	537	655		**Total liabilities**	537	655

Petromont Sp. z o.o. - Niemce

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Cost of goods sold**	**2 561**	**1 515**	**A**	**Sales and sales equivalents**	**2 542**	**1 605**
I	Cost of goods for resale and materials sold	948		I	Net sales of finished products	1 411	1 605
II	Cost of sales of finished products	920	1 066				
III	Selling and distribution costs			II	Net sales of goods for resale and materials	1 131	
IV	General and administration expenses	693	449				
B	**Profit on sales**		**90**	**B**	**Loss on sales**	**19**	
C	**Other operating costs**	**2**		**C**	**Other operating income**		
I	Book value of fixed assets sold			I	Sales of fixed assets		
II	Other operating costs	2		II	Grants		
				III	Other operating income		
D	**Operating profit**		**90**	**D**	**Operating loss**	**21**	
E	**Financial costs**	**3**	**3**	**E**	**Financial income**	**14**	**13**
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued			II	Interest received	14	13
III	Others	3	3	III	Others		
F	**Profit on ordinary activities**		**100**	**F**	**Loss on ordinary activities**	**10**	
G	**Extraordinary losses**		56	**G**	**Extraordinary gains**		26
H	**Profit before taxation**		70	**H**	**Loss before taxation**	**10**	
I	**Obligatory charges on profit**		25				
I	Income tax		25				
II	Other obligatory charges on profit						
J	**Net profit**		45	**I**	**Net loss**	**10**	

Petromont Sp. z o.o. - Niemce

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	A. CASH FLOW FROM OPERATING ACTIVITIES	67	97
I	Net (loss) profit for the year	(10)	45
II	Total adjustments	77	52
1	Depreciation	88	100
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid		
4	Provisions for receivables		
5	Other provisions		
6	Income tax on gross profit		25
7	Income tax paid		(12)
8	(Profit) losses on investing activity		
9	Movements in stock	22	(43)
10	Movements in debtors	73	(206)
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	(103)	192
12	Movements in prepayments and accruals	(3)	(4)
13	Movements in deferred income		
14	Others		
III	Net cash flow from operating activity (I+/-II)	67	97
B	CASH FLOW FROM INVESTING ACTIVITIES	(116)	(75)
I	Sales of intangible fixed assets	(8)	(9)
II	Sales of tangible fixed assets	(108)	(66)
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others		
X	Net cash flow from investing activity	(116)	(75)
C	Cash flows from financing activities		176
I	Repayments/ Repurchase of long term loans		
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans		
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital		176
VIII	Interest paid		
IX	Others		
X	Net cash flow from financing activity		176
D	BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)	(49)	198
E	TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	198	
F	TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)	149	198

Przedsiebiorstwo Gazyfikacji Bezprzewodowej PEGEBE S.A. - Plock

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	572	765	A	**Capital**	(413)	(18)
I	Intangible fixed assets			I	Share capital	840	840
II	Tangible fixed assets	572	765	II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve		
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	152	179	V	Other capital reserves		
I	Inventories	27	33	VI	Undistributed profits from previous years	(858)	(347)
II	Debtors	113	101	VII	Net profit (loss) for the financial year	(395)	(511)
III	Short-term investments						
IV	Cash and cash equivalents	12	45	B	**Provisions**		195
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**			D	**Short-term creditors and and special funds**	1 137	767
				I	Short-term creditors	1 136	764
				II	Special funds	1	3
				E	**Accruals and deferred income**		
	Total assets	724	944		**Total liabilities**	724	944

Przedsiebiorstwo Gazyfikacji Bezprzewodowej PEGEBE S.A. - Plock

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Operating costs**	3 713	7 739	A	**Sales and sales equivalents**	3 260	7 770
I	Cost of goods for resale and materials sold	2 183	5 986	I	Sales of finished products	124	57
II	Materials and energy	131	158	II	Change in stocks of finished products and in work in progress (increase - a positive value, decrease - a negative value)		
III	External services	261	276	III	Przychod ze sprzedaży of goods for resale and materials	3 136	7 713
IV	Taxes and charges	152	133	IV	Cost of production of allowances for the entity's own needs		
V	Payroll	709	860				
VI	Employee allowances	150	187				
VII	Depreciation	53	72				
VIII	Others	74	67				
B	**Profit on sales**		31	B	**Loss on sales**	453	
C	**Other operating costs**	117	472	C	**Other operating income**	235	65
I	Book value of fixed assets sold	99		I	Sales of fixed assets		14
II	Other operating costs	18	472	II	Grants		
				III	Other operating income	235	51
D	**Operating profit**			D	**Operating loss**	335	376
E	**Financial costs**	60	138	E	**Financial income**		3
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued	60	95	II	Interest received		3
III	Others		43	III	Others		
F	**Profit on ordinary activities**			F	**Loss on ordinary activities**	395	511
G	**Extraordinary losses**			G	**Extraordinary gains**		
H	**Profit before taxation**			H	**Loss before taxation**	395	511
I	**Obligatory charges on profit**						
I	Income tax						
II	Other obligatory charges on profit						
J	**Net profit**			I	**Net loss**	395	511

Przedsiebiorstwo Gazyfikacji Bezprzewodowej PEGEBE S.A. - Plock

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	A. CASH FLOW FROM OPERATING ACTIVITIES	(29)	(76)
I	Net (loss) profit for the year	(395)	(511)
II	Total adjustments	366	435
1	Depreciation	53	72
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid		40
4	Provisions for receivables	14	46
5	Other provisions		285
6	Income tax on gross profit		10
7	Income tax paid		10
8	(Profit) losses on investing activity		(14)
9	Movements in stock	5	(28)
10	Movements in debtors	(25)	67
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	175	49
12	Movements in prepayments and accruals		
13	Movements in deferred income		
14	Others	144	(102)
III	Net cash flow from operating activity (I+/-II)	(29)	(76)
B	CASH FLOW FROM INVESTING ACTIVITIES	(4)	14
I	Sales of intangible fixed assets		
II	Sales of tangible fixed assets	(4)	14
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others		
X	Net cash flow from investing activity	(4)	14
C	Cash flows from financing activities		(81)
I	Repayments/ Repurchase of long term loans		
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans		
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital		
VIII	Interest paid		(81)
IX	Others		
X	Net cash flow from financing activity		(81)
D	BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)	(33)	(143)
E	TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	45	188
F	TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)	12	45

MEDILOGISTYKA Sp. z o.o. - Plock

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	Fixed assets			A	**Capital**	45	
I	Intangible fixed assets			I	Share capital	50	
II	Tangible fixed assets			II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve		
IV	Long-term debtors			IV	Revaluation reserve		
B	***Current assets***	45		V	Other capital reserves		
I	Inventories			VI	Undistributed profits from previous years		
II	Debtors	1		VII	Net profit (loss) for the financial year	(5)	
III	Short-term investments						
IV	Cash and cash equivalents	44		B	**Provisions**		
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**			D	**Short-term creditors and and special funds**		
				I	Short-term creditors		
				II	Special funds		
				E	**Accruals and deferred income**		
	Total assets	45			**Total liabilities**	45	

MEDILOGISTYKA Sp. z o.o. - Plock

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Operating costs**	18		A	**Sales and sales equivalents**	12	
I	Cost of goods for resale and materials sold	12		I	Sales of finished products	12	
II	Materials and energy			II	Change in stocks of finished products and in work in progress (increase - a positive value, decrease - a negative value)		
III	External services	3		III	Przychod ze sprzedaży of goods for resale and materials		
IV	Taxes and charges	2		IV	Cost of production of allowances for the entity's own needs		
V	Payroll	1					
VI	Employee allowances						
VII	Depreciation						
VIII	Others						
B	**Profit on sales**			B	**Loss on sales**	6	
C	**Other operating costs**			C	**Other operating income**		
I	Book value of fixed assets sold			I	Sales of fixed assets		
II	Other operating costs			II	Grants		
				III	Other operating income		
D	**Operating profit**			D	**Operating loss**	6	
E	**Financial costs**			E	**Financial income**	1	
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued			II	Interest received	1	
III	Others			III	Others		
F	**Profit on ordinary activities**			F	**Loss on ordinary activities**	5	
G	**Extraordinary losses**			G	**Extraordinary gains**		
H	**Profit before taxation**			H	**Loss before taxation**	5	
I	**Obligatory charges on profit**						
I	Income tax						
II	Other obligatory charges on profit						
J	**Net profit**			I	**Net loss**	5	

Petro-Ukraina Ltd Sp. z o.o. - Lwow

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	7		**A**	**Capital**	8	
I	Intangible fixed assets	7		I	Share capital	40	
II	Tangible fixed assets			II	*Unpaid share capital*	(4)	
III	Financial fixed assets			III	Capital reserve		
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	4		V	Other capital reserves		
I	Inventories			VI	Undistributed profits from previous years		
II	Debtors	2		VII	Net profit (loss) for the financial year	(28)	
III	Short-term investments						
IV	Cash and cash equivalents	2		**B**	**Provisions**		
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**			**D**	**Short-term creditors and and special funds**	3	
				I	Short-term creditors	3	
				II	Special funds		
				E	**Accruals and deferred income**		
	Total assets	11			**Total liabilities**	11	

Petro-Ukraina Ltd Sp. z o.o. - Lwow

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Operating costs**	27		**A**	**Sales and sales equivalents**		
I	Cost of goods for resale and materials sold			I	Sales of finished products		
II	Materials and energy			II	Change in stocks of finished products and in work in progress (increase - a positive value, decrease - a negative value)		
III	External services			III	Przychod ze sprzedaży of goods for resale and materials		
IV	Taxes and charges			IV	Cost of production of allowances for the entity's own needs		
V	Payroll	13					
VI	Employee allowances	5					
VII	Depreciation	2					
VIII	Others	7					
B	**Profit on sales**			**B**	**Loss on sales**	27	
C	**Other operating costs**			**C**	**Other operating income**		
I	Book value of fixed assets sold			I	Sales of fixed assets		
II	Other operating costs			II	Grants		
				III	Other operating income		
D	**Operating profit**			**D**	**Operating loss**	27	
E	**Financial costs**			**E**	**Financial income**		
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued			II	Interest received		
III	Others			III	Others		
F	**Profit on ordinary activities**			**F**	**Loss on ordinary activities**	27	
G	**Extraordinary losses**	1		**G**	**Extraordinary gains**		
H	**Profit before taxation**			**H**	**Loss before taxation**	28	
I	**Obligatory charges on profit**						
I	Income tax						
II	Other obligatory charges on profit						
J	**Net profit**			**I**	**Net loss**	28	

Petro-Ukraina Ltd Sp. z o.o. - Lwow

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	A. CASH FLOW FROM OPERATING ACTIVITIES	(25)	
I	Net (loss) profit for the year	(28)	
II	Total adjustments	3	
1	Depreciation	2	
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid		
4	Provisions for receivables		
5	Other provisions		
6	Income tax on gross profit		
7	Income tax paid		
8	(Profit) losses on investing activity		
9	Movements in stock	(2)	
10	Movements in debtors		
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	3	
12	Movements in prepayments and accruals		
13	Movements in deferred income		
14	Others		
III	Net cash flow from operating activity (I+/-II)	(25)	
B	CASH FLOW FROM INVESTING ACTIVITIES	(9)	
I	Sales of intangible fixed assets		
II	Sales of tangible fixed assets	(9)	
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others		
X	Net cash flow from investing activity	(9)	
C	Cash flows from financing activities	36	
I	Repayments/ Repurchase of long term loans		
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans		
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital	36	
VIII	Interest paid		
IX	Others		
X	Net cash flow from financing activity	36	
D	BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)	2	
E	TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR		
F	TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)	2	

NTVK S.A. - Wilno

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	81	146	A	**Capital**	(8)	180
I	Intangible fixed assets	1		I	Share capital	199	270
II	Tangible fixed assets	80	146	II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve		
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	228	349	V	Other capital reserves	193	
I	Inventories	164	251	VI	Undistributed profits from previous years	(90)	
II	Debtors	64	98	VII	Net profit (loss) for the financial year	(310)	(90)
III	Short-term investments						
IV	Cash and cash equivalents			B	**Provisions**		
				C	**Long-term creditors**	74	36
C	**Prepayments and deferred costs**	9	26	D	***Short-term creditors and and special funds***	252	305
				I	Short-term creditors	252	305
				II	Special funds		
				E	**Accruals and deferred income**		
	Total assets	318	521		**Total liabilities**	318	521

NTVK S.A. - Wilno

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Cost of goods sold**	504	356	A	**Sales and sales equivalents**	248	255
I	Cost of goods for resale and materials sold	234	101	I	Net sales of finished products		
II	Cost of sales of finished products						
III	Selling and distribution costs	270	255	II	Net sales of goods for resale and materials	248	255
IV	General and administration expenses						
B	**Profit on sales**			B	**Loss on sales**	256	101
C	**Other operating costs**	54		C	**Other operating income**	1	10
I	Book value of fixed assets sold			I	Sales of fixed assets		
II	Other operating costs	54		II	Grants		
				III	Other operating income	1	10
D	**Operating profit**			D	**Operating loss**	309	91
E	**Financial costs**	31		E	**Financial income**	30	1
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued			II	Interest received		
III	Others	31		III	Others	30	1
F	**Profit on ordinary activities**			F	**Loss on ordinary activities**	310	90
G	**Extraordinary losses**			G	**Extraordinary gains**		
H	**Profit before taxation**			H	**Loss before taxation**	310	90
I	**Obligatory charges on profit**						
I	Income tax						
II	Other obligatory charges on profit						
J	**Net profit**			I	**Net loss**	310	90

MEDIKOR Sp. z o.o. - Jedlicze

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	34	31	A	**Capital**	124	118
I	Intangible fixed assets			I	Share capital	105	105
II	Tangible fixed assets	34	31	II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve	13	4
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	114	121	V	Other capital reserves		
I	Inventories	4	1	VI	Undistributed profits from previous years		
II	Debtors	39	74	VII	Net profit (loss) for the financial year	6	9
III	Short-term investments						
IV	Cash and cash equivalents	71	46	B	**Provisions**		
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**	4	3	D	**Short-term creditors and and special funds**	28	37
				I	Short-term creditors	28	37
				II	Special funds		
				E	**Accruals and deferred income**		
	Total assets	152	155		**Total liabilities**	152	155

MEDIKOR Sp. z o.o. - Jedlicze

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Operating costs**	669	550	A	**Sales and sales equivalents**	676	560
I	Cost of goods for resale and materials sold			I	Sales of finished products	676	560
II	Materials and energy	105	78	II	Change in stocks of finished products and in work in progress (increase - a positive value, decrease - a negative value)		
III	External services	139	112	III	Przychod ze sprzedaży of goods for resale and materials		
IV	Taxes and charges			IV	Cost of production of allowances for the entity's own needs		
V	Payroll	329	287				
VI	Employee allowances	70	63				
VII	Depreciation	20	6				
VIII	Others	6	4				
B	**Profit on sales**	7	10	B	**Loss on sales**		
C	**Other operating costs**		1	C	**Other operating income**		
I	Book value of fixed assets sold			I	Sales of fixed assets		
II	Other operating costs		1	II	Grants		
				III	Other operating income		
D	**Operating profit**	7	9	D	**Operating loss**		
E	**Financial costs**			E	**Financial income**	1	4
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued			II	Interest received	1	4
III	Others			III	Others		
F	**Profit on ordinary activities**	8	13	F	**Loss on ordinary activities**		
G	**Extraordinary losses**			G	**Extraordinary gains**		
H	**Profit before taxation**	8	13	H	**Loss before taxation**		
I	***Obligatory charges on profit***	2	4				
I	Income tax	2	4				
II	Other obligatory charges on profit						
J	**Net profit**	6	9	I	**Net loss**		

MEDIKOR Sp. z o.o. - Jedlicze

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	A. CASH FLOW FROM OPERATING ACTIVITIES	49	(23)
I	Net (loss) profit for the year	6	9
II	Total adjustments	43	(32)
1	Depreciation	20	6
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid		
4	Provisions for receivables		
5	Other provisions		
6	Income tax on gross profit	2	4
7	Income tax paid		(8)
8	(Profit) losses on investing activity		
9	Movements in stock	(3)	(1)
10	Movements in debtors	33	(67)
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	(9)	35
12	Movements in prepayments and accruals		(1)
13	Movements in deferred income		
14	Others		
III	Net cash flow from operating activity (I+/-II)	49	(23)
B	CASH FLOW FROM INVESTING ACTIVITIES	(24)	(33)
I	Sales of intangible fixed assets	(1)	(1)
II	Sales of tangible fixed assets	(23)	(32)
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others		
X	Net cash flow from investing activity	(24)	(33)
C	Cash flows from financing activities		
I	Repayments/ Repurchase of long term loans		
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans		
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital		
VIII	Interest paid		
IX	Others		
X	Net cash flow from financing activity		
D	BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)	25	(56)
E	TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	46	102
F	TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)	71	46

RAF-OCHRONA Sp. z o.o. - Jedlicze

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	17	20	A	**Capital**	87	77
I	Intangible fixed assets		2	I	Share capital	80	80
II	Tangible fixed assets	17	18	II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve		
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	318	223	V	Other capital reserves		
I	Inventories			VI	Undistributed profits from previous years	(4)	(46)
II	Debtors	161	154	VII	Net profit (loss) for the financial year	11	43
III	Short-term investments						
IV	Cash and cash equivalents	157	69	B	**Provisions**		
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**			D	**Short-term creditors and and special funds**	248	166
				I	Short-term creditors	248	166
				II	Special funds		
				E	**Accruals and deferred income**		
	Total assets	335	243		**Total liabilities**	335	243

RAF-OCHRONA Sp. z o.o. - Jedlicze

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Cost of goods sold**	**1 454**	**971**	**A**	**Sales and sales equivalents**	**1 468**	**1 028**
I	Cost of goods for resale and materials sold			I	Net sales of finished products	1 468	1 028
II	Cost of sales of finished products	1 279	833				
III	Selling and distribution costs			II	Net sales of goods for resale and materials		
IV	General and administration expenses	175	138				
B	**Profit on sales**	**14**	**57**	**B**	**Loss on sales**		
C	**Other operating costs**	**1**	**1**	**C**	**Other operating income**		
I	Book value of fixed assets sold			I	Sales of fixed assets		
II	Other operating costs	1	1	II	Grants		
				III	Other operating income		
D	**Operating profit**	**13**	**56**	**D**	**Operating loss**		
E	**Financial costs**			**E**	**Financial income**	**2**	**2**
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued			II	Interest received	2	2
III	Others			III	Others		
F	**Profit on ordinary activities**	**15**	**58**	**F**	**Loss on ordinary activities**		
G	**Extraordinary losses**			**G**	**Extraordinary gains**		
H	**Profit before taxation**	**15**	**58**	**H**	**Loss before taxation**		
I	**Obligatory charges on profit**	**4**	**15**				
I	Income tax	4	15				
II	Other obligatory charges on profit						
J	**Net profit**	**11**	**43**	**I**	**Net loss**		

RAF-OCHRONA Sp. z o.o. - Jedlicze

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	A. CASH FLOW FROM OPERATING ACTIVITIES	113	32
I	Net (loss) profit for the year	11	43
II	Total adjustments	102	(11)
1	Depreciation	27	14
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid		
4	Provisions for receivables		
5	Other provisions		
6	Income tax on gross profit	4	15
7	Income tax paid	(17)	(11)
8	(Profit) losses on investing activity		
9	Movements in stock	1	
10	Movements in debtors	5	(72)
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	82	42
12	Movements in prepayments and accruals		1
13	Movements in deferred income		
14	Others		
III	Net cash flow from operating activity (I+/-II)	113	32
B	CASH FLOW FROM INVESTING ACTIVITIES	(25)	(16)
I	Sales of intangible fixed assets		
II	Sales of tangible fixed assets	(25)	(16)
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others		
X	Net cash flow from investing activity	(25)	(16)
C	Cash flows from financing activities		
I	Repayments/ Repurchase of long term loans		
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans		
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital		
VIII	Interest paid		
IX	Others		
X	Net cash flow from financing activity		
D	BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)	88	16
E	TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	69	53
F	TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)	157	69

VARIA S.A. - Warszawa

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	3 249	3 775	A	**Capital**	548	490
I	Intangible fixed assets	9	14	I	Share capital	1 600	1 600
II	Tangible fixed assets	3 240	3 761	II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve		
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	1 845	1 406	V	Other capital reserves		
I	Inventories			VI	Undistributed profits from previous years	(1 110)	(1 121)
II	Debtors	1 816	1 375	VII	Net profit (loss) for the financial year	58	11
III	Short-term investments						
IV	Cash and cash equivalents	29	31	B	**Provisions**		
				C	**Long-term creditors**	2 727	3 506
C	**Prepayments and deferred costs**	210	289	D	**Short-term creditors and and special funds**	2 029	1 474
				I	Short-term creditors	2 003	1 465
				II	Special funds	26	9
				E	**Accruals and deferred income**		
	Total assets	5 304	5 470		**Total liabilities**	5 304	5 470

VARIA S.A. - Warszawa

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Operating costs**	**13 728**	**8 677**	**A**	**Sales and sales equivalents**	**13 823**	**8 666**
I	Cost of goods for resale and materials sold	1 486		I	Sales of finished products	12 329	8 666
II	Materials and energy	2 267	1 693	II	Change in stocks of finished products and in work in progress (increase - a positive value, decrease - a negative value)		
III	External services	7 111	4 763	III	Przychod ze sprzedaży of goods for resale and materials	1 494	
IV	Taxes and charges	146	73				
V	Payroll	1 310	1 167				
VI	Employee allowances	240	207	IV	Cost of production of allowances for the entity's own needs		
VII	Depreciation	551	127				
VIII	Others	617	647				
B	**Profit on sales**	**95**		**B**	**Loss on sales**		**11**
C	**Other operating costs**	**4**	**1**	**C**	**Other operating income**	**25**	**37**
I	Book value of fixed assets sold			I	Sales of fixed assets		
II	Other operating costs	4	1	II	Grants		
				III	Other operating income	25	37
D	**Operating profit**	**116**	**25**	**D**	**Operating loss**		
E	**Financial costs**	**67**	**42**	**E**	**Financial income**		**8**
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued			II	Interest received		8
III	Others	67	42	III	Others		
F	**Profit on ordinary activities**	**49**		**F**	**Loss on ordinary activities**		**9**
G	**Extraordinary losses**	**386**	**113**	**G**	**Extraordinary gains**	**395**	**133**
H	**Profit before taxation**	**58**	**11**				
I	**Obligatory charges on profit**			**H**	**Loss before taxation**		
I	Income tax						
II	Other obligatory charges on profit						
J	**Net profit**	**58**	**11**	**I**	**Net loss**		

VARIA S.A. - Warszawa

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	A. CASH FLOW FROM OPERATING ACTIVITIES	869	(519)
I	Net (loss) profit for the year	58	11
II	Total adjustments	811	(530)
1	Depreciation	551	127
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid	67	27
4	Provisions for receivables		
5	Other provisions		
6	Income tax on gross profit		
7	Income tax paid		
8	(Profit) losses on investing activity		
9	Movements in stock		
10	Movements in debtors	(441)	(803)
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	555	347
12	Movements in prepayments and accruals	79	(228)
13	Movements in deferred income		
14	Others		
III	Net cash flow from operating activity (I+/-II)	869	(519)
B	CASH FLOW FROM INVESTING ACTIVITIES	(25)	(3 876)
I	Sales of intangible fixed assets		(4)
II	Sales of tangible fixed assets	(25)	(3 872)
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others		
X	Net cash flow from investing activity	(25)	(3 876)
C	Cash flows from financing activities	(846)	4 389
I	Repayments/ Repurchase of long term loans		
II	Repayments/ Repurchase of long term bonds	(779)	3 429
III	Repayments/ Repurchase of short term loans		379
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital		608
VIII	Interest paid	(67)	(27)
IX	Others		
X	Net cash flow from financing activity	(846)	4 389
D	BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)	(2)	(6)
E	TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	31	37
F	TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)	29	31

Ran-Flex Sp. z o.o. - Kielce

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	18	6	A	**Capital**	206	244
I	Intangible fixed assets			I	Share capital	50	50
II	Tangible fixed assets	8	6	II	Unpaid share capital		
III	Financial fixed assets	10		III	Capital reserve	194	55
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	408	542	V	Other capital reserves		
I	Inventories	52	171	VI	Undistributed profits from previous years	(49)	
II	Debtors	239	273	VII	Net profit (loss) for the financial year	11	139
III	Short-term investments						
IV	Cash and cash equivalents	117	98	B	**Provisions**		
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**	1		D	**Short-term creditors and and special funds**	221	302
				I	Short-term creditors	221	302
				II	Special funds		
				E	**Accruals and deferred income**		2
	Total assets	427	548		**Total liabilities**	427	548

Ran-Flex Sp. z o.o. - Kielce

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Cost of goods sold**	6 216	5 511	A	**Sales and sales equivalents**	6 286	5 748
I	Cost of goods for resale and materials sold	4 521	3 618	I	Net sales of finished products		
II	Cost of sales of finished products						
III	Selling and distribution costs	902	1 006	II	Net sales of goods for resale and materials	6 286	5 748
IV	General and administration expenses	793	887				
B	**Profit on sales**	70	237	B	**Loss on sales**		
C	**Other operating costs**	4	37	C	**Other operating income**	27	13
I	Book value of fixed assets sold			I	Sales of fixed assets	1	
II	Other operating costs	4	37	II	Grants		
				III	Other operating income	26	13
D	**Operating profit**	93	213	D	**Operating loss**		
E	**Financial costs**	67	17	E	**Financial income**	2	3
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued			II	Interest received		
III	Others	67	17	III	Others	2	3
F	**Profit on ordinary activities**	28	199	F	**Loss on ordinary activities**		
G	**Extraordinary losses**			G	**Extraordinary gains**		
H	**Profit before taxation**	28	199	H	**Loss before taxation**		
I	**Obligatory charges on profit**	17	60				
I	Income tax	17	60				
II	Other obligatory charges on profit						
J	**Net profit**	11	139	I	**Net loss**		

Ran-Starol Sp. z o.o. - Katowice

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	20	36	A	**Capital**	85	82
I	Intangible fixed assets			I	Share capital	250	250
II	Tangible fixed assets	20	36	II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve		
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	463	886	V	Other capital reserves		
I	Inventories	13	49	VI	Undistributed profits from previous years	(168)	(219)
II	Debtors	303	732	VII	Net profit (loss) for the financial year	3	51
III	Short-term investments						
IV	Cash and cash equivalents	147	105	B	**Provisions**		
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**	2	2	D	**Short-term creditors and and special funds**	400	842
				I	Short-term creditors	400	842
				II	Special funds		
				E	**Accruals and deferred income**		
	Total assets	485	924		**Total liabilities**	485	924

Ran-Starol Sp. z o.o. - Katowice

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Operating costs**	4 163	6 304	A	**Sales and sales equivalents**	4 189	6 393
I	Cost of goods for resale and materials sold	1 696	4 275	I	Sales of finished products	1 369	546
II	Materials and energy	217	188	II	Change in stocks of finished products and in work in progress (increase - a positive value, decrease - a negative value)		
III	External services	1 393	908	III	Przychod ze sprzedaży of goods for resale and materials	2 820	5 847
IV	Taxes and charges	2	3	IV	Cost of production of allowances for the entity's own needs		
V	Payroll	656	724				
VI	Employee allowances	139	141				
VII	Depreciation	19	31				
VIII	Others	41	34				
B	**Profit on sales**	26	89	B	**Loss on sales**		
C	**Other operating costs**	2	4	C	**Other operating income**	2	
I	Book value of fixed assets sold			I	Sales of fixed assets	2	
II	Other operating costs	2	4	II	Grants		
				III	Other operating income		
D	**Operating profit**	26	85	D	**Operating loss**		
E	**Financial costs**	23	35	E	**Financial income**	2	2
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued			II	Interest received	2	2
III	Others	23	35	III	Others		
F	**Profit on ordinary activities**	5	52	F	**Loss on ordinary activities**		
G	**Extraordinary losses**	2	1	G	**Extraordinary gains**		
H	**Profit before taxation**	3	51	H	**Loss before taxation**		
I	**Obligatory charges on profit**						
I	Income tax						
II	Other obligatory charges on profit						
J	**Net profit**	3	51	I	**Net loss**		

Ran-Starol Sp. z o.o. - Katowice

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	**A. CASH FLOW FROM OPERATING ACTIVITIES**	43	(133)
I	**Net (loss) profit for the year**	3	51
II	**Total adjustments**	40	(184)
1	Depreciation	19	31
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid		
4	Provisions for receivables		
5	Other provisions	(2)	
6	Income tax on gross profit		
7	Income tax paid		
8	(Profit) losses on investing activity	(2)	
9	Movements in stock	36	(38)
10	Movements in debtors	430	(565)
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	(442)	390
12	Movements in prepayments and accruals	1	(2)
13	Movements in deferred income		
14	Others		
III	**Net cash flow from operating activity (I+/-II)**	43	(133)
B	**CASH FLOW FROM INVESTING ACTIVITIES**	(1)	(39)
I	Sales of intangible fixed assets		(2)
II	Sales of tangible fixed assets	(1)	(37)
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others		
X	Net cash flow from investing activity	(1)	(39)
C	**Cash flows from financing activities**		200
I	Repayments/ Repurchase of long term loans		
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans		
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital		200
VIII	Interest paid		
IX	Others		
X	Net cash flow from financing activity		200
D	**BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)**	42	28
E	**TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR**	105	77
F	**TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)**	147	105

Ran-GGC Sp. z o.o. - Gdańsk

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**		2	A	**Capital**	98	98
I	Intangible fixed assets			I	Share capital	127	127
II	Tangible fixed assets		2	II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve	1	1
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	184	116	V	Other capital reserves		
I	Inventories		9	VI	Undistributed profits from previous years	(30)	
II	Debtors	57	90	VII	Net profit (loss) for the financial year		(30)
III	Short-term investments						
IV	Cash and cash equivalents	127	17	B	**Provisions**		
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**		28	D	**Short-term creditors and and special funds**	86	34
				I	Short-term creditors	86	34
				II	Special funds		
				E	**Accruals and deferred income**		14
	Total assets	184	146		**Total liabilities**	184	146

Ran-GGC Sp. z o.o. - Gdańsk

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Operating costs**	**1 112**	**2 526**	**A**	**Sales and sales equivalents**	**1 095**	**2 499**
I	Cost of goods for resale and materials sold	688	2 033	I	Sales of finished products	270	226
II	Materials and energy	18	11	II	Change in stocks of finished products and in work in progress (increase - a positive value, decrease - a negative value)		
III	External services	364	319	III	Przychod ze sprzedaży of goods for resale and materials	825	2 273
IV	Taxes and charges	3	2	IV	Cost of production of allowances for the entity's own needs		
V	Payroll	22	125				
VI	Employee allowances	5	13				
VII	Depreciation	4	5				
VIII	Others	8	18				
B	**Profit on sales**			**B**	**Loss on sales**	**17**	**27**
C	**Other operating costs**	**6**		**C**	**Other operating income**	**12**	**4**
I	Book value of fixed assets sold	1		I	Sales of fixed assets	11	4
II	Other operating costs	5		II	Grants		
				III	Other operating income	1	
D	**Operating profit**			**D**	**Operating loss**	**11**	**23**
E	**Financial costs**		**9**	**E**	**Financial income**	**11**	**2**
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued		9	II	Interest received		2
III	Others			III	Others	11	
F	**Profit on ordinary activities**			**F**	**Loss on ordinary activities**		**30**
G	**Extraordinary losses**			**G**	**Extraordinary gains**		
H	**Profit before taxation**			**H**	**Loss before taxation**		**30**
I	**Obligatory charges on profit**						
I	Income tax						
II	Other obligatory charges on profit						
J	**Net profit**			**I**	**Net loss**		**30**

Ran-Sigma Sp. z o.o. - Walbrzych

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	100	34	**A**	**Capital**	228	168
I	Intangible fixed assets			I	Share capital	100	100
II	Tangible fixed assets	90	34	II	Unpaid share capital		
III	Financial fixed assets	10		III	Capital reserve	68	11
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	303	366	V	Other capital reserves		
I	Inventories	47	59	VI	Undistributed profits from previous years		
II	Debtors	256	305	VII	Net profit (loss) for the financial year	60	57
III	Short-term investments						
IV	Cash and cash equivalents		2	**B**	**Provisions**		
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**	6	3	**D**	**Short-term creditors and and special funds**	181	235
				I	Short-term creditors	181	235
				II	Special funds		
				E	**Accruals and deferred income**		
	Total assets	409	403		**Total liabilities**	409	403

Ran-Sigma Sp. z o.o. - Walbrzych

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Operating costs**	4 503	4 730	A	**Sales and sales equivalents**	4 573	4 857
I	Cost of goods for resale and materials sold	2 947	3 397	I	Sales of finished products	435	198
II	Materials and energy	230	204	II	Change in stocks of finished products and in work in progress (increase - a positive value, decrease - a negative value)		
III	External services	832	713	III	*Przychod ze sprzedaży of goods for resale* and materials	4 138	4 659
IV	Taxes and charges	4	7	IV	Cost of production of allowances for the entity's own needs		
V	Payroll	391	328				
VI	Employee allowances	59	53				
VII	Depreciation	15	12				
VIII	Others	25	16				
B	**Profit on sales**	70	127	B	**Loss on sales**		
C	**Other operating costs**	7	47	C	**Other operating income**	17	35
I	Book value of fixed assets sold			I	Sales of fixed assets		
II	Other operating costs	7	47	II	Grants		
				III	Other operating income	17	35
D	**Operating profit**	80	115	D	**Operating loss**		
E	**Financial costs**	11	19	E	**Financial income**	6	1
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued	11	19	II	Interest received	6	1
III	Others			III	Others		
F	**Profit on ordinary activities**	75	97	F	**Loss on ordinary activities**		
G	**Extraordinary losses**			G	**Extraordinary gains**		
H	**Profit before taxation**	75	97	H	**Loss before taxation**		
I	**Obligatory charges on profit**	15	40				
I	Income tax	15	40				
II	Other obligatory charges on profit						
J	**Net profit**	60	57	I	**Net loss**		

Ran-Sigma Sp. z o.o. - Walbrzych

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	A. CASH FLOW FROM OPERATING ACTIVITIES	82	(77)
I	Net (loss) profit for the year	60	57
II	Total adjustments	22	(134)
1	Depreciation	15	12
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid	5	7
4	Provisions for receivables		
5	Other provisions		
6	Income tax on gross profit	15	40
7	Income tax paid	(30)	(63)
8	(Profit) losses on investing activity		
9	Movements in stock	12	(39)
10	Movements in debtors	64	(140)
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	(56)	51
12	Movements in prepayments and accruals	(3)	(2)
13	Movements in deferred income		
14	Others		
III	Net cash flow from operating activity (I+/-II)	82	(77)
B	CASH FLOW FROM INVESTING ACTIVITIES	(81)	(10)
I	Sales of intangible fixed assets		
II	Sales of tangible fixed assets	(71)	(10)
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies	(10)	
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others		
X	Net cash flow from investing activity	(81)	(10)
C	Cash flows from financing activities	(3)	87
I	Repayments/ Repurchase of long term loans		
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans	2	44
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital		50
VIII	Interest paid	(5)	(7)
IX	Others		
X	Net cash flow from financing activity	(3)	87
D	BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)	(2)	
E	TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	2	2
F	TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)		2

Ran-Ole-Par Sp. z o.o. - Łodź

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	2	44	**A**	**Capital**	123	206
I	Intangible fixed assets			I	Share capital	100	100
II	Tangible fixed assets	2	44	II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve	105	3
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	181	268	V	Other capital reserves		
I	Inventories	5	27	VI	Undistributed profits from previous years		(18)
II	Debtors	17	144	VII	Net profit (loss) for the financial year	(82)	121
III	Short-term investments						
IV	Cash and cash equivalents	159	97	**B**	**Provisions**		
				C	**Long-term creditors**		25
C	**Prepayments and deferred costs**		2	**D**	**Short-term creditors and and special funds**	60	83
				I	Short-term creditors	60	83
				II	Special funds		
				E	**Accruals and deferred income**		
	Total assets	183	314		**Total liabilities**	183	314

Ran-Ole-Par Sp. z o.o. - Łodź

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Operating costs**	1 775	2 975	A	**Sales and sales equivalents**	1 679	3 142
I	Cost of goods for resale and materials sold	1 227	2 359	I	Sales of finished products	131	82
II	Materials and energy	33	48	II	Change in stocks of finished products and in work in progress (increase - a positive value, decrease - a negative value)		
III	External services	256	232	III	Przychod ze sprzedaży of goods for resale and materials	1 548	3 060
IV	Taxes and charges	9	5				
V	Payroll	196	267				
VI	Employee allowances	32	45	IV	Cost of production of allowances for the entity's own needs		
VII	Depreciation	17	11				
VIII	Others	5	8				
B	**Profit on sales**		167	B	**Loss on sales**	96	
C	**Other operating costs**	26		C	**Other operating income**	41	
I	Book value of fixed assets sold	26		I	Sales of fixed assets	41	
II	Other operating costs			II	Grants		
				III	Other operating income		
D	**Operating profit**		167	D	**Operating loss**	81	
E	**Financial costs**	3	5	E	**Financial income**	2	4
I	Valuation adjustments to financial fixed assets and short-term investments			I	*Dividend received*		
II	Interest paid and accrued			II	Interest received	2	4
III	Others	3	5	III	Others		
F	**Profit on ordinary activities**		166	F	**Loss on ordinary activities**	82	
G	**Extraordinary losses**	3		G	**Extraordinary gains**	3	
H	**Profit before taxation**		166				
I	**Obligatory charges on profit**		45	H	**Loss before taxation**	82	
1	Income tax		45				
II	Other obligatory charges on profit						
J	**Net profit**		121	I	**Net loss**	82	

Ran-Ole-Par Sp. z o.o. - Łodź

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	A. CASH FLOW FROM OPERATING ACTIVITIES	48	119
I	Net (loss) profit for the year	(82)	121
II	Total adjustments	130	(2)
1	Depreciation	17	11
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid		
4	Provisions for receivables		
5	Other provisions		
6	Income tax on gross profit		45
7	Income tax paid		(50)
8	(Profit) losses on investing activity	(15)	
9	Movements in stock	22	2
10	Movements in debtors	127	55
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	(23)	(63)
12	Movements in prepayments and accruals	2	(2)
13	Movements in deferred income		
14	Others		
III	Net cash flow from operating activity (I+/-II)	48	119
B	CASH FLOW FROM INVESTING ACTIVITIES	39	(53)
I	Sales of intangible fixed assets		
II	Sales of tangible fixed assets	39	(53)
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others		
X	Net cash flow from investing activity	39	(53)
C	Cash flows from financing activities	(25)	25
I	Repayments/ Repurchase of long term loans	(25)	25
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans		
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital		
VIII	Interest paid		
IX	Others		
X	Net cash flow from financing activity	(25)	25
D	BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)	62	91
E	TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	97	6
F	TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)	159	97

Ran-Oil Sp. z o.o. - Tarnow

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	235	106	A	**Capital**	667	350
I	Intangible fixed assets			I	Share capital	330	50
II	Tangible fixed assets	145	26	II	Unpaid share capital		
III	Financial fixed assets	90	80	III	Capital reserve	300	191
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	399	354	V	Other capital reserves		
I	Inventories	1	11	VI	Undistributed profits from previous years		
II	Debtors	43	204	VII	Net profit (loss) for the financial year	37	109
III	Short-term investments						
IV	Cash and cash equivalents	355	139	B	**Provisions**		
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**	51		D	**Short-term creditors and and special funds**	18	100
				I	Short-term creditors	18	100
				II	Special funds		
				E	**Accruals and deferred income**		10
	Total assets	685	460		**Total liabilities**	685	460

Ran-Oil Sp. z o.o. - Tarnow

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Operating costs**	**2 608**	**3 763**	**A**	**Sales and sales equivalents**	**2 657**	**3 974**
I	Cost of goods for resale and materials sold	1 749	2 818	I	Sales of finished products		
II	Materials and energy	152	178	II	Change in stocks of finished products and in work in progress (increase - a positive value, decrease - a negative value)		
III	External services	155	179	III	Przychod ze sprzedaży of goods for resale and materials	2 657	3 974
IV	Taxes and charges	13	7				
V	Payroll	450	501				
VI	Employee allowances	38	37	IV	Cost of production of allowances for the entity's own needs		
VII	Depreciation	25	20				
VIII	Others	26	23				
B	**Profit on sales**	**49**	**211**	**B**	**Loss on sales**		
C	**Other operating costs**		**70**	**C**	**Other operating income**		**10**
I	Book value of fixed assets sold			I	Sales of fixed assets		
II	Other operating costs		70	II	Grants		
				III	Other operating income		10
D	**Operating profit**	**49**	**151**	**D**	**Operating loss**		
E	**Financial costs**	**4**	**5**	**E**	**Financial income**	**6**	**10**
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued			II	Interest received	6	10
III	Others	4	5	III	Others		
F	**Profit on ordinary activities**	**51**	**156**	**F**	**Loss on ordinary activities**		
G	**Extraordinary losses**			**G**	**Extraordinary gains**		
H	**Profit before taxation**	**51**	**156**				
I	**Obligatory charges on profit**	**14**	**47**	**H**	**Loss before taxation**		
I	Income tax	14	47				
II	Other obligatory charges on profit						
J	**Net profit**	**37**	**109**	**I**	**Net loss**		

Ran-Oil Sp. z o.o. - Tarnow

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	A. CASH FLOW FROM OPERATING ACTIVITIES	90	104
I	Net (loss) profit for the year	37	109
II	Total adjustments	53	(5)
1	Depreciation	25	20
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid		
4	Provisions for receivables		
5	Other provisions		
6	Income tax on gross profit	14	47
7	Income tax paid	(18)	(47)
8	(Profit) losses on investing activity		
9	Movements in stock	10	9
10	Movements in debtors	165	(106)
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	(83)	63
12	Movements in prepayments and accruals	(51)	
13	Movements in deferred income	(9)	9
14	Others		
III	Net cash flow from operating activity (I+/-II)	90	104
B	CASH FLOW FROM INVESTING ACTIVITIES	(154)	(80)
I	Sales of intangible fixed assets		
II	Sales of tangible fixed assets	(144)	
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies	(10)	(80)
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others		
X	Net cash flow from investing activity	(154)	(80)
C	Cash flows from financing activities	280	
I	Repayments/ Repurchase of long term loans		
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans		
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital	280	
VIII	Interest paid		
IX	Others		
X	Net cash flow from financing activity	280	
D	BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)	216	24
E	TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	139	115
F	TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)	355	139

Ran-Akant Sp. z o.o. - Lublin

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	21	49	A	**Capital**	(49)	(48)
I	Intangible fixed assets			I	Share capital	50	50
II	Tangible fixed assets	21	49	II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve	2	2
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	969	187	V	Other capital reserves		
I	Inventories	40	51	VI	Undistributed profits from previous years	(135)	(28)
II	Debtors	926	103	VII	Net profit (loss) for the financial year	34	(72)
III	Short-term investments						
IV	Cash and cash equivalents	3	33	B	**Provisions**		
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**	2	2	D	**Short-term creditors and and special funds**	1 031	286
				I	Short-term creditors	1 031	286
				II	Special funds		
				E	**Accruals and deferred income**	10	
	Total assets	992	238		**Total liabilities**	992	238

Ran-Akant Sp. z o.o. - Lublin

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Cost of goods sold**	**7 295**	**6 118**	**A**	**Sales and sales equivalents**	**7 367**	**6 112**
I	Cost of goods for resale and materials sold	6 317	5 031	I	Net sales of finished products	203	290
II	Cost of sales of finished products	192					
III	Selling and distribution costs	491	734	II	Net sales of goods for resale and materials	7 164	5 822
IV	General and administration expenses	295	353				
B	**Profit on sales**	**72**		**B**	**Loss on sales**		**6**
C	**Other operating costs**	**16**	**50**	**C**	**Other operating income**	**2**	**1**
I	Book value of fixed assets sold			I	Sales of fixed assets		
II	Other operating costs	16	50	II	Grants		
				III	Other operating income	2	1
D	**Operating profit**	**58**		**D**	**Operating loss**		**55**
E	**Financial costs**	**19**	**25**	**E**	**Financial income**		**8**
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued			II	Interest received		
III	Others	19	25	III	Others		8
F	**Profit on ordinary activities**	**39**		**F**	**Loss on ordinary activities**		**72**
G	**Extraordinary losses**			**G**	**Extraordinary gains**		
H	**Profit before taxation**	**39**		**H**	**Loss before taxation**		**72**
I	**Obligatory charges on profit**	**5**					
I	Income tax	5					
II	Other obligatory charges on profit						
J	**Net profit**	**34**		**I**	**Net loss**		**72**

Ran-Petromex Sp. z o.o. - Opole

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	1	2	**A**	**Capital**	119	112
I	Intangible fixed assets			I	Share capital	50	50
II	Tangible fixed assets	1	2	II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve	62	14
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	247	317	V	Other capital reserves		
I	Inventories	25	65	VI	Undistributed profits from previous years		
II	Debtors	181	118	VII	Net profit (loss) for the financial year	7	48
III	Short-term investments						
IV	Cash and cash equivalents	41	134	**B**	**Provisions**		
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**			**D**	**Short-term creditors and and special funds**	129	207
				I	Short-term creditors	129	207
				II	Special funds		
				E	**Accruals and deferred income**		
	Total assets	248	319		**Total liabilities**	248	319

Ran-Petromex Sp. z o.o. - Opole

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Operating costs**	2 758	5 293	A	**Sales and sales equivalents**	2 764	5 395
I	Cost of goods for resale and materials sold	2 009	4 549	I	Sales of finished products	141	187
II	Materials and energy	91	95	II	Change in stocks of finished products and in work in progress (increase - a positive value, decrease - a negative value)		
III	External services	405	424	III	Przychod ze sprzedaży of goods for resale and materials	2 623	5 208
IV	Taxes and charges	7		IV	Cost of production of allowances for the entity's own needs		
V	Payroll	202	186				
VI	Employee allowances	34	18				
VII	Depreciation	1	7				
VIII	Others	9	14				
B	**Profit on sales**	6	102	B	**Loss on sales**		
C	**Other operating costs**	3		C	**Other operating income**	4	
I	Book value of fixed assets sold			I	Sales of fixed assets		
II	Other operating costs	3		II	Grants		
				III	Other operating income	4	
D	**Operating profit**	7	102	D	**Operating loss**		
E	**Financial costs**	2	6	E	**Financial income**	2	2
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued			II	Interest received	2	2
III	Others	2	6	III	Others		
F	**Profit on ordinary activities**	7	98	F	**Loss on ordinary activities**		
G	**Extraordinary losses**		41	G	**Extraordinary gains**		9
H	**Profit before taxation**	7	66	H	**Loss before taxation**		
I	**Obligatory charges on profit**		18				
I	Income tax		18				
II	Other obligatory charges on profit						
J	**Net profit**	7	48	I	**Net loss**		

Ran-Petromex Sp. z o.o. - Opole

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	A. CASH FLOW FROM OPERATING ACTIVITIES	(70)	61
I	Net (loss) profit for the year	7	48
II	Total adjustments	(77)	13
1	Depreciation	1	7
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid		
4	Provisions for receivables		
5	Other provisions		
6	Income tax on gross profit		18
7	Income tax paid		(18)
8	(Profit) losses on investing activity		
9	Movements in stock	40	(53)
10	Movements in debtors	(62)	(44)
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	(56)	103
12	Movements in prepayments and accruals		
13	Movements in deferred income		
14	Others		
III	Net cash flow from operating activity (I+/-II)	(70)	61
B	CASH FLOW FROM INVESTING ACTIVITIES		41
I	Sales of intangible fixed assets		
II	Sales of tangible fixed assets		
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others		41
X	Net cash flow from investing activity		41
C	Cash flows from financing activities	(23)	(22)
I	Repayments/ Repurchase of long term loans		(22)
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans	(23)	
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital		
VIII	Interest paid		
IX	Others		
X	Net cash flow from financing activity	(23)	(22)
D	BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)	(93)	80
E	*TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR*	134	54
F	TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)	41	134

Ran-Kiczmer Sp. z o.o. - Pisarzowice

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	15	8	**A**	**Capital**	246	229
I	Intangible fixed assets	15	8	I	Share capital	50	50
II	Tangible fixed assets			II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve	179	89
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	540	349	V	Other capital reserves		
I	Inventories	10	53	VI	Undistributed profits from previous years		
II	Debtors	280	144	VII	Net profit (loss) for the financial year	17	90
III	Short-term investments						
IV	Cash and cash equivalents	250	152	**B**	**Provisions**		
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**			**D**	**Short-term creditors and and special funds**	309	128
				I	Short-term creditors	309	128
				II	Special funds		
				E	**Accruals and deferred income**		
	Total assets	555	357		**Total liabilities**	555	357

Ran-Kiczmer Sp. z o.o. - Pisarzowice

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Operating costs**	2 950	3 269	A	**Sales and sales equivalents**	2 966	3 426
I	Cost of goods for resale and materials sold	2 315	2 682	I	Sales of finished products	124	73
II	Materials and energy	88	74	II	Change in stocks of finished products and in work in progress (increase - a positive value, decrease - a negative value)		
III	External services	220	186	III	Przychod ze sprzedaży of goods for resale and materials	2 842	3 353
IV	Taxes and charges	2	2	IV	Cost of production of allowances for the entity's own needs		
V	Payroll	256	248				
VI	Employee allowances	49	42				
VII	Depreciation	4	21				
VIII	Others	16	14				
B	**Profit on sales**	16	157	B	**Loss on sales**		
C	**Other operating costs**	1	2	C	**Other operating income**	1	1
I	Book value of fixed assets sold			I	Sales of fixed assets		1
II	Other operating costs	1	2	II	Grants		
				III	Other operating income	1	
D	**Operating profit**	16	156	D	**Operating loss**		
E	**Financial costs**			E	**Financial income**	7	5
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued			II	Interest received	7	5
III	Others			III	Others		
F	**Profit on ordinary activities**	23	161	F	**Loss on ordinary activities**		
G	**Extraordinary losses**		24	G	**Extraordinary gains**		
H	**Profit before taxation**	23	137	H	**Loss before taxation**		
I	**Obligatory charges on profit**	6	47				
I	Income tax	6	47				
II	Other obligatory charges on profit						
J	**Net profit**	17	90	I	**Net loss**		

Ran-Kiczmer Sp. z o.o. - Pisarzowice

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	A. CASH FLOW FROM OPERATING ACTIVITIES	109	38
I	Net (loss) profit for the year	17	90
II	Total adjustments	92	(52)
1	Depreciation	4	21
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid		
4	Provisions for receivables		
5	Other provisions		
6	Income tax on gross profit	6	47
7	Income tax paid		(59)
8	(Profit) losses on investing activity		
9	Movements in stock	44	(45)
10	Movements in debtors	(136)	(68)
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	174	52
12	Movements in prepayments and accruals		
13	Movements in deferred income		
14	Others		
III	Net cash flow from operating activity (I+/-II)	109	38
B	CASH FLOW FROM INVESTING ACTIVITIES	(11)	(28)
I	Sales of intangible fixed assets		
II	Sales of tangible fixed assets	(11)	(28)
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others		
X	Net cash flow from investing activity	(11)	(28)
C	Cash flows from financing activities		
I	Repayments/ Repurchase of long term loans		
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans		
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital		
VIII	Interest paid		
IX	Others		
X	Net cash flow from financing activity		
D	BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)	98	10
E	TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	152	142
F	TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)	250	152

Ran-Dickmar Sp. z o.o. - Tarnobrzeg

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	87	93	**A**	**Capital**	269	243
I	Intangible fixed assets			I	Share capital	50	50
II	Tangible fixed assets	77	93	II	Unpaid share capital		
III	Financial fixed assets	10		III	Capital reserve	163	134
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	681	761	V	Other capital reserves		
I	Inventories	38	35	VI	Undistributed profits from previous years		
II	Debtors	116	493	VII	Net profit (loss) for the financial year	56	59
III	Short-term investments						
IV	Cash and cash equivalents	527	233	**B**	**Provisions**		
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**	2	1	**D**	**Short-term creditors and and special funds**	501	612
				I	Short-term creditors	501	612
				II	Special funds		
				E	**Accruals and deferred income**		
	Total assets	770	855		**Total liabilities**	770	855

Ran-Dickmar Sp. z o.o. - Tarnobrzeg

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Cost of goods sold**	3 339	4 256	A	**Sales and sales equivalents**	3 443	4 390
I	Cost of goods for resale and materials sold	1 966	2 727	I	Net sales of finished products	143	64
II	Cost of sales of finished products						
III	Selling and distribution costs			II	Net sales of goods for resale and materials	3 300	4 326
IV	General and administration expenses	1 373	1 529				
B	**Profit on sales**	104	134	B	**Loss on sales**		
C	**Other operating costs**	29	23	C	**Other operating income**	29	10
I	Book value of fixed assets sold			I	Sales of fixed assets		
II	Other operating costs	29	23	II	Grants		
				III	Other operating income	29	10
D	**Operating profit**	104	121	D	**Operating loss**		
E	**Financial costs**	40	51	E	**Financial income**	13	7
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued			II	Interest received		
III	Others	40	51	III	Others	13	7
F	**Profit on ordinary activities**	77	77	F	**Loss on ordinary activities**		
G	**Extraordinary losses**		13	G	**Extraordinary gains**		14
H	**Profit before taxation**	77	78	H	**Loss before taxation**		
I	**Obligatory charges on profit**	21	19				
I	Income tax	21	19				
II	Other obligatory charges on profit						
J	**Net profit**	56	59	I	**Net loss**		

Ran-Dickmar Sp. z o.o. - Tarnobrzeg

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	A. CASH FLOW FROM OPERATING ACTIVITIES	361	(19)
I	Net (loss) profit for the year	56	59
II	Total adjustments	305	(78)
1	Depreciation	19	18
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid		
4	Provisions for receivables		
5	Other provisions		
6	Income tax on gross profit	21	19
7	Income tax paid	(24)	(19)
8	(Profit) losses on investing activity		(1)
9	Movements in stock	(3)	4
10	Movements in debtors	380	(229)
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	(88)	131
12	Movements in prepayments and accruals		(1)
13	Movements in deferred income		
14	Others		
III	Net cash flow from operating activity (I+/-II)	361	(19)
B	CASH FLOW FROM INVESTING ACTIVITIES	(14)	(20)
I	Sales of intangible fixed assets		
II	Sales of tangible fixed assets	(1)	
III	Sales of shares in subsidiary companies	(3)	(20)
IV	Sales of shares in associated companies	(10)	
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others		
X	Net cash flow from investing activity	(14)	(20)
C	Cash flows from financing activities	(53)	23
I	Repayments/ Repurchase of long term loans		
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans	(23)	23
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration	(30)	
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital		
VIII	Interest paid		
IX	Others		
X	Net cash flow from financing activity	(53)	23
D	BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)	294	(16)
E	TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	233	249
F	TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)	527	233

Ran-Akses Sp. z o.o. - Szczecin

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	**4**	**7**	**A**	**Capital**	**74**	**13**
I	Intangible fixed assets			I	Share capital	100	50
II	Tangible fixed assets	4	7	II	Unpaid share capital		
III	*Financial fixed assets*			III	*Capital reserve*		
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	**147**	**321**	V	Other capital reserves		
I	Inventories	5	193	VI	Undistributed profits from previous years	(38)	(50)
II	Debtors	64	111	VII	Net profit (loss) for the financial year	12	13
III	Short-term investments						
IV	Cash and cash equivalents	78	17	**B**	**Provisions**		
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**			**D**	**Short-term creditors and and special funds**	**77**	**315**
				I	Short-term creditors	77	315
				II	Special funds		
				E	**Accruals and deferred income**		
	Total assets	**151**	**328**		**Total liabilities**	**151**	**328**

Ran-Akses Sp. z o.o. - Szczecin

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Operating costs**	**1 609**	**2 157**	**A**	**Sales and sales equivalents**	**1 621**	**2 241**
I	Cost of goods for resale and materials sold	1 207	1 704	I	Sales of finished products	85	33
II	Materials and energy	62	103	II	Change in stocks of finished products and in work in progress (increase - a positive value, decrease - a negative value)		
III	External services	53	29	III	Przychod ze sprzedaży of goods for resale and materials	1 536	2 208
IV	Taxes and charges	2		IV	Cost of production of allowances for the entity's own needs		
V	Payroll	122	130				
VI	Employee allowances	21	21				
VII	Depreciation	3	3				
VIII	Others	139	167				
B	**Profit on sales**	**12**	**84**	**B**	**Loss on sales**		
C	**Other operating costs**		**73**	**C**	**Other operating income**		
I	Book value of fixed assets sold			I	Sales of fixed assets		
II	Other operating costs		73	II	Grants		
				III	Other operating income		
D	**Operating profit**	**12**	**11**	**D**	**Operating loss**		
E	**Financial costs**	**1**		**E**	**Financial income**	**1**	**2**
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued			II	Interest received	1	2
III	Others	1		III	Others		
F	**Profit on ordinary activities**	**12**	**13**	**F**	**Loss on ordinary activities**		
G	**Extraordinary losses**			**G**	**Extraordinary gains**		
H	**Profit before taxation**	**12**	**13**	**H**	**Loss before taxation**		
I	**Obligatory charges on profit**						
I	Income tax						
II	Other obligatory charges on profit						
J	**Net profit**	**12**	**13**	**I**	**Net loss**		

Ran-Mega Sp. z o.o. - Gliwice

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	10	24	**A**	**Capital**	(35)	(42)
I	Intangible fixed assets			I	Share capital	50	50
II	Tangible fixed assets		24	II	Unpaid share capital		
III	Financial fixed assets	10		III	Capital reserve		
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	666	1 698	V	Other capital reserves		
I	Inventories			VI	Undistributed profits from previous years	(92)	(148)
II	Debtors	632	1 668	VII	Net profit (loss) for the financial year	7	56
III	Short-term investments						
IV	Cash and cash equivalents	34	30	**B**	**Provisions**		
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**	34		**D**	**Short-term creditors and and special funds**	745	1 764
				I	Short-term creditors	745	1 764
				II	Special funds		
				E	**Accruals and deferred income**		
	Total assets	710	1 722		**Total liabilities**	710	1 722

Ran-Mega Sp. z o.o. - Gliwice

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Operating costs**	**13 460**	**11 052**	A	**Sales and sales equivalents**	**13 407**	**11 096**
I	Cost of goods for resale and materials sold	12 660	10 499	I	Sales of finished products	859	384
II	Materials and energy	2		II	Change in stocks of finished products and in work in progress (increase - a positive value, decrease - a negative value)		
III	External services	430	279	III	*Przychod ze sprzedaży* of goods for resale and materials	12 548	10 712
IV	Taxes and charges			IV	Cost of production of allowances for the entity's own needs		
V	Payroll	312	262				
VI	Employee allowances						
VII	Depreciation	2	2				
VIII	Others	54	10				
B	**Profit on sales**		**44**	B	**Loss on sales**	**53**	
C	**Other operating costs**	**24**	**2**	C	**Other operating income**	**55**	**20**
I	Book value of fixed assets sold	23		I	Sales of fixed assets	20	2
II	Other operating costs	1	2	II	Grants		
				III	Other operating income	35	18
D	**Operating profit**		**62**	D	**Operating loss**	**22**	
E	**Financial costs**	**1**	**2**	E	**Financial income**	**30**	**1**
I	Valuation adjustments to financial fixed assets and short-term investments			I	*Dividend received*		
II	Interest paid and accrued			II	Interest received		1
III	Others	1	2	III	Others	30	
F	**Profit on ordinary activities**	**7**	**61**	F	**Loss on ordinary activities**		
G	**Extraordinary losses**			G	**Extraordinary gains**		
H	**Profit before taxation**	**7**	**61**	H	**Loss before taxation**		
I	**Obligatory charges on profit**		**5**				
I	Income tax		5				
II	Other obligatory charges on profit						
J	**Net profit**	**7**	**56**	I	**Net loss**		

Ran-Mega Sp. z o.o. - Gliwice

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	**A. CASH FLOW FROM OPERATING ACTIVITIES**	(12)	
I	**Net (loss) profit for the year**	7	
II	**Total adjustments**	(19)	
1	Depreciation	2	
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid		
4	Provisions for receivables		
5	Other provisions		
6	Income tax on gross profit		
7	Income tax paid		
8	(Profit) losses on investing activity	(3)	
9	Movements in stock		
10	Movements in debtors	1 035	
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	(1 019)	
12	Movements in prepayments and accruals	(34)	
13	Movements in deferred income		
14	Others		
III	**Net cash flow from operating activity (I+/-II)**	(12)	
B	**CASH FLOW FROM INVESTING ACTIVITIES**	16	
I	Sales of intangible fixed assets		
II	Sales of tangible fixed assets	6	
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities	10	
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others		
X	Net cash flow from investing activity	16	
C	**Cash flows from financing activities**		
I	Repayments/ Repurchase of long term loans		
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans		
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	*Proceeds from issuence of ownshares and payments to capital*		
VIII	Interest paid		
IX	Others		
X	Net cash flow from financing activity		
D	**BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)**	4	
E	**TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR**	30	
F	**TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)**	34	

Niezależny Operator Miedzystrefowy Sp. z o.o.

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	5 389	2 587	**A**	**Capital**	**234 938**	**138 442**
I	Intangible fixed assets	2 667	196	I	Share capital	240 000	140 000
II	Tangible fixed assets	2 477	2 123	II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve		
IV	Long-term debtors	245	268	IV	Revaluation reserve		
B	**Current assets**	**240 343**	**41 976**	V	Other capital reserves		
I	Inventories	36		VI	Undistributed profits from previous years	(1 558)	
II	Debtors	171 743	1 108	VII	Net profit (loss) for the financial year	(3 504)	(1 558)
III	Short-term investments						
IV	Cash and cash equivalents	68 564	40 868	**B**	**Provisions**		
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**	**115 321**	**97 788**	**D**	**Short-term creditors and and special funds**	**118 290**	**2 066**
				I	Short-term creditors	118 248	2 066
				II	Special funds	42	
				E	**Accruals and deferred income**	**7 825**	**1 843**
	Total assets	**361 053**	**142 351**		**Total liabilities**	**361 053**	**142 351**

Niezależny Operator Miedzystrefowy Sp. z o.o.

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Operating costs**	151 739	2 914	A	**Sales and sales equivalents**	136 810	
I	*Cost of goods for resale and materials sold*			I	*Sales of finished products*	136 810	
II	Materials and energy	678	99	II	Change in stocks of finished products and in work in progress (increase - a positive value, decrease - a negative value)		
III	External services	128 368	1 180	III	*Przychod ze sprzedaży of goods for resale* and materials		
IV	Taxes and charges	241	153	IV	Cost of production of allowances for the entity's own needs		
V	Payroll	8 026	1 090				
VI	Employee allowances	1 752	147				
VII	Depreciation	1 032	123				
VIII	Others	11 642	122				
B	**Profit on sales**			B	**Loss on sales**	14 929	2 914
C	**Other operating costs**		1 542	C	**Other operating income**	1 652	
I	Book value of fixed assets sold			I	Sales of fixed assets		
II	Other operating costs		1 542	II	Grants		
				III	Other operating income	1 652	
D	**Operating profit**			D	**Operating loss**	13 277	4 456
E	**Financial costs**	28	58	E	**Financial income**	9 801	2 956
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued		58	II	Interest received	9 425	1 601
III	Others	28		III	Others	376	1 355
F	**Profit on ordinary activities**			F	**Loss on ordinary activities**	3 504	1 558
G	**Extraordinary losses**			G	**Extraordinary gains**		
H	**Profit before taxation**			H	**Loss before taxation**	3 504	1 558
I	**Obligatory charges on profit**						
I	Income tax						
II	Other obligatory charges on profit						
J	**Net profit**			I	**Net loss**	3 504	1 558

Niezależny Operator Miedzystrefowy Sp. z o.o.

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	A. CASH FLOW FROM OPERATING ACTIVITIES	(68 263)	(98 031)
I	Net (loss) profit for the year	(3 504)	(1 558)
II	Total adjustments	(64 759)	(96 473)
1	Depreciation	1 032	123
2	Foreign exchange gains/losses	(23)	
3	Interest and dividends received and repaid		(1 161)
4	Provisions for receivables		
5	Other provisions		
6	Income tax on gross profit		
7	Income tax paid		
8	(Profit) losses on investing activity		
9	Movements in stock	(37)	
10	Movements in debtors	(170 634)	(1 376)
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	116 224	2 040
12	Movements in prepayments and accruals	(11 321)	(96 099)
13	Movements in deferred income		
14	Others		
III	Net cash flow from operating activity (I+/-II)	(68 263)	(98 031)
B	CASH FLOW FROM INVESTING ACTIVITIES	(4 041)	(1 101)
I	Sales of intangible fixed assets	(2 742)	(202)
II	Sales of tangible fixed assets	(1 299)	(2 060)
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		1 161
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others		
X	Net cash flow from investing activity	(4 041)	(1 101)
C	Cash flows from financing activities	100 000	140 000
I	Repayments/ Repurchase of long term loans		
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans		
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital	100 000	140 000
VIII	Interest paid		
IX	Others		
X	Net cash flow from financing activity	100 000	140 000
D	BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)	27 696	40 868
E	TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	40 868	
F	TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)	68 564	40 868

Motell Sp. z o.o. - Krakow

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	634	574	A	**Capital**	551	(237)
I	Intangible fixed assets	6	14	I	Share capital	2 000	2 000
II	Tangible fixed assets	628	560	II	Unpaid share capital		(650)
III	Financial fixed assets			III	Capital reserve		
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	709	443	V	Other capital reserves		
I	Inventories	101	265	VI	Undistributed profits from previous years	(1 587)	(280)
II	Debtors	149	83	VII	Net profit (loss) for the financial year	138	(1 307)
III	Short-term investments						
IV	Cash and cash equivalents	459	95	B	**Provisions**		
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**	22	19	D	**Short-term creditors and and special funds**	814	1 273
				I	Short-term creditors	795	1 270
				II	Special funds	19	3
				E	**Accruals and deferred income**		
	Total assets	**1 365**	**1 036**		**Total liabilities**	**1 365**	**1 036**

Motell Sp. z o.o. - Krakow

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Operating costs**	5 522	5 618	A	**Sales and sales equivalents**	5 164	4 322
I	Cost of goods for resale and materials sold	762	1 650	I	Sales of finished products	3 498	1 528
II	Materials and energy	1 252	883	II	Change in stocks of finished products and in work in progress (increase - a positive value, decrease - a negative value)	9	18
III	External services	1 148	1 254	III	Przychod ze sprzedaży of goods for resale and materials	1 657	2 776
IV	Taxes and charges	37	19	IV	Cost of production of allowances for the entity's own needs		
V	Payroll	1 653	1 290				
VI	Employee allowances	386	273				
VII	Depreciation	165	131				
VIII	Others	119	118				
B	**Profit on sales**			B	**Loss on sales**	358	1 296
C	**Other operating costs**	58	13	C	**Other operating income**	517	2
I	Book value of fixed assets sold	33		I	Sales of fixed assets	34	
II	Other operating costs	25	13	II	Grants		
				III	Other operating income	483	2
D	**Operating profit**	101		D	**Operating loss**		1 307
E	**Financial costs**	16	3	E	**Financial income**	53	3
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued	1	3	II	Interest received	42	3
III	Others	15		III	Others	11	
F	**Profit on ordinary activities**	138		F	**Loss on ordinary activities**		1 307
G	**Extraordinary losses**			G	**Extraordinary gains**		
H	**Profit before taxation**	138		H	**Loss before taxation**		1 307
I	**Obligatory charges on profit**						
I	Income tax						
II	Other obligatory charges on profit						
J	**Net profit**	138		I	**Net loss**		1 307

Motell Sp. z o.o. - Krakow

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	A. CASH FLOW FROM OPERATING ACTIVITIES	(105)	(284)
I	Net (loss) profit for the year	138	(1 307)
II	Total adjustments	(243)	1 023
1	Depreciation	165	130
2	Foreign exchange gains/losses	(37)	
3	Interest and dividends received and repaid		
4	Provisions for receivables		
5	Other provisions		
6	Income tax on gross profit		
7	Income tax paid		
8	(Profit) losses on investing activity	1	
9	Movements in stock	164	(163)
10	Movements in debtors	(66)	41
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	(459)	1 033
12	Movements in prepayments and accruals	(3)	(18)
13	Movements in deferred income		
14	Others	(8)	
III	Net cash flow from operating activity (I+/-II)	(105)	(284)
B	CASH FLOW FROM INVESTING ACTIVITIES	(218)	(328)
I	Sales of intangible fixed assets	(5)	(22)
II	Sales of tangible fixed assets	(213)	(306)
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others		
X	Net cash flow from investing activity	(218)	(328)
C	Cash flows from financing activities	687	350
I	Repayments/ Repurchase of long term loans		
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans		
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital	650	350
VIII	Interest paid	37	
IX	Others		
X	Net cash flow from financing activity	687	350
D	BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)	364	(262)
E	TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	95	357
F	TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)	459	95

Ran-Bialy Sp. z o.o. - Bialystok

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	52	66	A	**Capital**	86	103
I	Intangible fixed assets			I	Share capital	150	150
II	Tangible fixed assets	52	66	II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve		
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	75	98	V	Other capital reserves		
I	Inventories	5	24	VI	Undistributed profits from previous years	(47)	
II	Debtors	50	40	VII	Net profit (loss) for the financial year	(17)	(47)
III	Short-term investments						
IV	Cash and cash equivalents	20	34	B	**Provisions**		
				C	***Long-term creditors***		
C	**Prepayments and deferred costs**	1	1	D	**Short-term creditors and and special funds**	42	62
				I	Short-term creditors	42	62
				II	Special funds		
				E	**Accruals and deferred income**		
	Total assets	128	165		**Total liabilities**	128	165

Ran-Bialy Sp. z o.o. - Bialystok

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Operating costs**	692	70	**A**	**Sales and sales equivalents**	676	23
I	Cost of goods for resale and materials sold	455	18	I	Sales of finished products	28	2
II	Materials and energy	25	14	II	Change in stocks of finished products and in work in progress (increase - a positive value, decrease - a negative value)		
III	External services	153	18	III	Przychod ze sprzedaży of goods for resale and materials	648	21
IV	Taxes and charges	2		IV	Cost of production of allowances for the entity's own needs		
V	Payroll	32	19				
VI	Employee allowances	7	1				
VII	Depreciation	14					
VIII	Others	4					
B	**Profit on sales**			**B**	**Loss on sales**	16	47
C	**Other operating costs**	2		**C**	**Other operating income**		
I	Book value of fixed assets sold			I	Sales of fixed assets		
II	Other operating costs	2		II	Grants		
				III	Other operating income		
D	**Operating profit**			**D**	**Operating loss**	18	47
E	**Financial costs**			**E**	**Financial income**	1	
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued			II	Interest received	1	
III	Others			III	Others		
F	**Profit on ordinary activities**			**F**	**Loss on ordinary activities**	17	47
G	**Extraordinary losses**			**G**	**Extraordinary gains**		
H	**Profit before taxation**			**H**	**Loss before taxation**	17	47
I	**Obligatory charges on profit**						
I	Income tax						
II	Other obligatory charges on profit						
J	**Net profit**			**I**	**Net loss**	17	47

Piast Sp. z o.o. - Krakow

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	2 244	2 326	A	**Capital**	2 871	2 809
I	Intangible fixed assets		6	I	Share capital	900	900
II	Tangible fixed assets	2 244	2 320	II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve	1 183	1 062
IV	Long-term debtors			IV	Revaluation reserve	626	626
B	**Current assets**	9 875	9 212	V	Other capital reserves		
I	Inventories	777	859	VI	Undistributed profits from previous years		
II	Debtors	8 883	8 125	VII	Net profit (loss) for the financial year	162	221
III	Short-term investments						
IV	Cash and cash equivalents	215	228	B	**Provisions**		
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**	53	93	D	***Short-term creditors and and special funds***	9 301	8 822
				I	Short-term creditors	9 253	8 780
				II	Special funds	48	42
				E	**Accruals and deferred income**		
	Total assets	12 172	11 631		**Total liabilities**	12 172	11 631

Piast Sp. z o.o. - Krakow

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Operating costs**	66 179	79 242	A	**Sales and sales equivalents**	67 623	80 324
I	Cost of goods for resale and materials sold	61 223	74 516	I	Sales of finished products	121	51
II	Materials and energy	782	719	II	Change in stocks of finished products and in work in progress (increase - a positive value, decrease - a negative value)	(40)	52
III	External services	2 040	1 665	III	Przychod ze sprzedaży of goods for resale and materials	67 542	80 221
IV	Taxes and charges	153	160	IV	Cost of production of allowances for the entity's own needs		
V	Payroll	534	814				
VI	Employee allowances	102	184				
VII	Depreciation	273	242				
VIII	Others	1 072	942				
B	**Profit on sales**	1 444	1 082	B	**Loss on sales**		
C	**Other operating costs**	304	228	C	**Other operating income**	95	57
I	Book value of fixed assets sold	7	12	I	Sales of fixed assets	47	32
II	Other operating costs	297	216	II	Grants		
				III	Other operating income	48	25
D	**Operating profit**	1 235	911	D	**Operating loss**		
E	**Financial costs**	1 468	1 167	E	**Financial income**	562	520
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued	1 468	1 167	II	Interest received	562	462
III	Others			III	Others		58
F	**Profit on ordinary activities**	329	264	F	**Loss on ordinary activities**		
G	**Extraordinary losses**	8		G	**Extraordinary gains**	13	
H	**Profit before taxation**	334	264	H	**Loss before taxation**		
I	**Obligatory charges on profit**	172	43				
I	Income tax	172	43				
II	Other obligatory charges on profit						
J	**Net profit**	162	221	I	**Net loss**		

Piast Sp. z o.o. - Krakow

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	A. CASH FLOW FROM OPERATING ACTIVITIES	(369)	(1 153)
I	Net (loss) profit for the year	162	221
II	Total adjustments	(531)	(1 374)
1	Depreciation	273	242
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid	906	706
4	Provisions for receivables		
5	Other provisions		
6	Income tax on gross profit	172	43
7	Income tax paid	(172)	(43)
8	(Profit) losses on investing activity	(40)	(20)
9	Movements in stock	82	58
10	Movements in debtors	(758)	(3 784)
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	(1 034)	1 487
12	Movements in prepayments and accruals	40	(52)
13	Movements in deferred income		(11)
14	Others		
III	Net cash flow from operating activity (I+/-II)	(369)	(1 153)
B	CASH FLOW FROM INVESTING ACTIVITIES	417	223
I	Sales of intangible fixed assets		(2)
II	Sales of tangible fixed assets	(145)	(237)
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received	562	462
IX	Others		
X	Net cash flow from investing activity	417	223
C	Cash flows from financing activities	(61)	949
I	Repayments/ Repurchase of long term loans		
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans	1 507	2 336
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration	(100)	(220)
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital		
VIII	Interest paid	(1 468)	(1 167)
IX	Others		
X	Net cash flow from financing activity	(61)	949
D	BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)	(13)	19
E	TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	228	209
F	TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)	215	228

Petro - Oil Seewax Sp. z o.o. - Sulejowek

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	**220**	**271**	**A**	**Capital**	**759**	**751**
I	Intangible fixed assets	1	3	I	Share capital	760	760
II	Tangible fixed assets	219	268	II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve		
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	**8 906**	**5 399**	V	Other capital reserves		
I	Inventories	4 261	2 197	VI	Undistributed profits from previous years	(9)	(34)
II	Debtors	4 374	3 051	VII	Net profit (loss) for the financial year	8	25
III	Short-term investments						
IV	Cash and cash equivalents	271	151	**B**	**Provisions**	**13**	
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**	**25**	**26**	**D**	**Short-term creditors and and special funds**	**8 317**	**4 934**
				I	Short-term creditors	8 286	4 919
				II	Special funds	31	15
				E	**Accruals and deferred income**	**62**	**11**
	Total assets	**9 151**	**5 696**		**Total liabilities**	**9 151**	**5 696**

Petro - Oil Seewax Sp. z o.o. - Sulejowek

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Operating costs**	**32 457**	**18 779**	A	**Sales and sales equivalents**	**32 737**	**18 857**
I	Cost of goods for resale and materials sold	27 856	16 940	I	Sales of finished products	368	380
II	Materials and energy	303	179	II	Change in stocks of finished products and in work in progress (increase - a positive value, decrease - a negative value)		
III	External services	2 103	454	III	Przychod ze sprzedaży of goods for resale and materials	32 369	18 477
IV	Taxes and charges	25	27	IV	Cost of production of allowances for the entity's own needs		
V	Payroll	1 315	736				
VI	Employee allowances	339	140				
VII	Depreciation	141	119				
VIII	Others	375	184				
B	**Profit on sales**	**280**	**78**	B	**Loss on sales**		
C	**Other operating costs**	**143**	**32**	C	**Other operating income**	**70**	**17**
I	Book value of fixed assets sold			I	Sales of fixed assets		
II	Other operating costs	143	32	II	Grants		
				III	Other operating income	70	17
D	**Operating profit**	**207**	**63**	D	**Operating loss**		
E	**Financial costs**	**440**	**35**	E	**Financial income**	**254**	**30**
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued	136	33	II	Interest received	3	4
III	Others	304	2	III	Others	251	26
F	**Profit on ordinary activities**	**21**	**58**	F	**Loss on ordinary activities**		
G	**Extraordinary losses**			G	**Extraordinary gains**		
H	**Profit before taxation**	**21**	**58**	H	**Loss before taxation**		
I	**Obligatory charges on profit**	**13**	**33**				
I	Income tax	13	33				
II	Other obligatory charges on profit						
J	**Net profit**	**8**	**25**	I	**Net loss**		

Petro - Oil Seewax Sp. z o.o. - Sulejowek

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	A. CASH FLOW FROM OPERATING ACTIVITIES	(687)	(62)
I	Net (loss) profit for the year	8	25
II	Total adjustments	(695)	(87)
1	Depreciation	141	119
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid	38	
4	Provisions for receivables	18	1
5	Other provisions	13	
6	Income tax on gross profit	13	33
7	Income tax paid	(4)	(6)
8	(Profit) losses on investing activity		
9	Movements in stock	(2 064)	(1 712)
10	Movements in debtors	(1 342)	(1 992)
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	2 440	3 462
12	Movements in prepayments and accruals	50	8
13	Movements in deferred income	2	
14	Others		
III	Net cash flow from operating activity (I+/-II)	(687)	(62)
B	CASH FLOW FROM INVESTING ACTIVITIES	(90)	(20)
I	Sales of intangible fixed assets	(2)	(4)
II	Sales of tangible fixed assets	(88)	(16)
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others		
X	Net cash flow from investing activity	(90)	(20)
C	Cash flows from financing activities	897	
I	Repayments/ Repurchase of long term loans		
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans	935	
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital		
VIII	Interest paid	(38)	
IX	Others		
X	Net cash flow from financing activity	897	
D	BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)	120	(82)
E	TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	151	233
F	TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)	271	151

Petro-Oil Podlaskie Centrum Sprzedaży Sp. z o.o. - Bialystok

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	**278**	**217**	**A**	**Capital**	**913**	**694**
I	Intangible fixed assets	13	20	I	Share capital	700	700
II	Tangible fixed assets	265	197	II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve		
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	**3 910**	**2 119**	V	Other capital reserves		
I	Inventories	1 858	1 080	VI	Undistributed profits from previous years	(6)	
II	Debtors	2 050	897	VII	Net profit (loss) for the financial year	219	(6)
III	Short-term investments						
IV	Cash and cash equivalents	2	142	**B**	**Provisions**	**24**	
				C	**Long-term creditors**	**58**	**52**
C	**Prepayments and deferred costs**	**204**		**D**	**Short-term creditors and and special funds**	**3 394**	**1 590**
				I	Short-term creditors	3 394	1 590
				II	Special funds		
				E	**Accruals and deferred income**	**3**	
	Total assets	**4 392**	**2 336**		**Total liabilities**	**4 392**	**2 336**

Petro-Oil Podlaskie Centrum Sprzedaży Sp. z o.o. - Bialystok

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Operating costs**	14 528	1 264	A	**Sales and sales equivalents**	14 895	1 241
I	Cost of goods for resale and materials sold	12 930	1 077	I	Sales of finished products	178	6
II	Materials and energy	64	37	II	Change in stocks of finished products and in work in progress (increase - a positive value, decrease - a negative value)		
III	External services	914	85	III	Przychod ze sprzedaży of goods for resale and materials	14 717	1 235
IV	Taxes and charges	6		IV	Cost of production of allowances for the entity's own needs		
V	Payroll	400	48				
VI	Employee allowances	74	7				
VII	Depreciation	70	4				
VIII	Others	70	6				
B	**Profit on sales**	367		B	**Loss on sales**		23
C	**Other operating costs**	26		C	**Other operating income**	18	
I	Book value of fixed assets sold	23		I	Sales of fixed assets	18	
II	Other operating costs	3		II	Grants		
				III	Other operating income		
D	**Operating profit**	359		D	**Operating loss**		23
E	**Financial costs**	70	1	E	**Financial income**	25	18
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued	25		II	Interest received	2	18
III	Others	45	1	III	Others	23	
F	**Profit on ordinary activities**	314		F	**Loss on ordinary activities**		6
G	**Extraordinary losses**			G	**Extraordinary gains**		
H	**Profit before taxation**	314		H	**Loss before taxation**		6
I	**Obligatory charges on profit**	95					
I	Income tax	95					
II	Other obligatory charges on profit						
J	**Net profit**	219		I	**Net loss**		6

Petro-Oil Podlaskie Centrum Sprzedaży Sp. z o.o. - Bialystok

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	A. CASH FLOW FROM OPERATING ACTIVITIES	(25)	(371)
I	Net (loss) profit for the year	219	(6)
II	Total adjustments	(244)	(365)
1	Depreciation	71	4
2	Foreign exchange gains/losses	(1)	
3	Interest and dividends received and repaid	20	17
4	Provisions for receivables		
5	Other provisions	25	
6	Income tax on gross profit	95	
7	Income tax paid	(106)	
8	(Profit) losses on investing activity	5	
9	Movements in stock	(777)	(1 080)
10	Movements in debtors	(1 153)	(896)
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	1 778	1 590
12	Movements in prepayments and accruals	(203)	
13	Movements in deferred income	2	
14	Others		
III	Net cash flow from operating activity (I+/-II)	(25)	(371)
B	CASH FLOW FROM INVESTING ACTIVITIES	(137)	(54)
I	Sales of intangible fixed assets	(5)	(21)
II	Sales of tangible fixed assets	(133)	(33)
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others	1	
X	Net cash flow from investing activity	(137)	(54)
C	Cash flows from financing activities	22	35
I	Repayments/ Repurchase of long term loans	5	52
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans	37	
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital		
VIII	Interest paid	(20)	(17)
IX	Others		
X	Net cash flow from financing activity	22	35
D	BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)	(140)	(390)
E	TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	142	532
F	TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)	2	142

Petro-Oil Zachodniopomorskie Centrum Sprzedaży Sp. z o.o. - Szczecin

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	179		A	**Capital**	424	
I	Intangible fixed assets			I	Share capital	700	
II	Tangible fixed assets	179		II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve		
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	4 424		V	Other capital reserves		
I	Inventories	1 537		VI	Undistributed profits from previous years		
II	Debtors	2 774		VII	Net profit (loss) for the financial year	(276)	
III	Short-term investments						
IV	Cash and cash equivalents	113		B	**Provisions**		
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**	1		D	**Short-term creditors and and special funds**	4 180	
				I	Short-term creditors	4 180	
				II	Special funds		
				E	**Accruals and deferred income**		
	Total assets	4 604			**Total liabilities**	4 604	

Petro-Oil Zachodniopomorskie Centrum Sprzedaży Sp. z o.o. - Szczecin

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Operating costs**	**11 709**		A	**Sales and sales equivalents**	**11 471**	
I	Cost of goods for resale and materials sold	10 193		I	Sales of finished products	345	
II	Materials and energy	256		II	Change in stocks of finished products and in work in progress (increase - a positive value, decrease - a negative value)		
III	External services	480		III	Przychod ze sprzedaży of goods for resale and materials	11 126	
IV	Taxes and charges	69		IV	Cost of production of allowances for the entity's own needs		
V	Payroll	440					
VI	Employee allowances	85					
VII	Depreciation	53					
VIII	Others	133					
B	**Profit on sales**			B	**Loss on sales**	**238**	
C	**Other operating costs**	**90**		C	**Other operating income**	**50**	
I	Book value of fixed assets sold	90		I	Sales of fixed assets	50	
II	Other operating costs			II	Grants		
				III	Other operating income		
D	**Operating profit**			D	**Operating loss**	**278**	
E	**Financial costs**	**1**		E	**Financial income**	**3**	
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued			II	Interest received		
III	Others	1		III	Others	3	
F	**Profit on ordinary activities**			F	**Loss on ordinary activities**	**276**	
G	**Extraordinary losses**			G	**Extraordinary gains**		
H	**Profit before taxation**			H	**Loss before taxation**	**276**	
I	**Obligatory charges on profit**						
I	Income tax						
II	Other obligatory charges on profit						
J	**Net profit**			I	**Net loss**	**276**	

Petro-Oil Zachodniopomorskie Centrum Sprzedaży Sp. z o.o. - Szczecin

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	A. CASH FLOW FROM OPERATING ACTIVITIES	(289)	
I	Net (loss) profit for the year	(276)	
II	Total adjustments	(13)	
1	Depreciation	53	
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid		
4	Provisions for receivables		
5	Other provisions		
6	Income tax on gross profit		
7	Income tax paid		
8	(Profit) losses on investing activity	40	
9	Movements in stock	(1 537)	
10	Movements in debtors	(2 748)	
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	4 180	
12	Movements in prepayments and accruals	(1)	
13	Movements in deferred income		
14	Others		
III	Net cash flow from operating activity (I+/-II)	(289)	
B	CASH FLOW FROM INVESTING ACTIVITIES	(68)	
I	Sales of intangible fixed assets		
II	Sales of tangible fixed assets	(68)	
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others		
X	Net cash flow from investing activity	(68)	
C	Cash flows from financing activities		
I	Repayments/ Repurchase of long term loans		
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans		
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital		
VIII	Interest paid		
IX	Others		
X	Net cash flow from financing activity		
D	BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)	(357)	
E	TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	470	
F	TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)	113	

Petro-Oil Dolnoslaskie Centrum Sprzedaży Sp. z o.o. - Legnica

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	140	127	A	**Capital**	684	575
I	Intangible fixed assets			I	Share capital	550	550
II	Tangible fixed assets	140	127	II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve	25	
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	4 263	2 861	V	Other capital reserves		
I	Inventories	1 903	924	VI	Undistributed profits from previous years		
II	Debtors	2 359	1 723	VII	Net profit (loss) for the financial year	109	25
III	Short-term investments						
IV	Cash and cash equivalents	1	214	B	**Provisions**		
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**	52	2	D	**Short-term creditors and and special funds**	3 718	2 373
				I	Short-term creditors	3 718	2 373
				II	Special funds		
				E	**Accruals and deferred income**	53	42
	Total assets	4 455	2 990		**Total liabilities**	4 455	2 990

Petro-Oil Dolnoslaskie Centrum Sprzedaży Sp. z o.o. - Legnica

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Operating costs**	16 533	10 038	A	**Sales and sales equivalents**	16 805	10 117
I	Cost of goods for resale and materials sold	14 701	8 820	I	Sales of finished products	213	99
II	Materials and energy	75	72	II	Change in stocks of finished products and in work in progress (increase - a positive value, decrease - a negative value)	(10)	(39)
III	External services	957	524	III	Przychod ze sprzedaży of goods for resale and materials	16 602	10 057
IV	Taxes and charges	12	8	IV	Cost of production of allowances for the entity's own needs		
V	Payroll	504	421				
VI	Employee allowances	89	73				
VII	Depreciation	45	29				
VIII	Others	150	91				
B	**Profit on sales**	272	79	B	**Loss on sales**		
C	**Other operating costs**	325	12	C	**Other operating income**	66	1
I	Book value of fixed assets sold	11		I	Sales of fixed assets	11	
II	Other operating costs	314	12	II	Grants		
				III	Other operating income	55	1
D	**Operating profit**	13	68	D	**Operating loss**		
E	**Financial costs**	19	71	E	**Financial income**	154	64
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued	1	11	II	Interest received	31	64
III	Others	18	60	III	Others	123	
F	**Profit on ordinary activities**	148	61	F	**Loss on ordinary activities**		
G	**Extraordinary losses**	5		G	**Extraordinary gains**	6	
H	**Profit before taxation**	149	61	H	**Loss before taxation**		
I	**Obligatory charges on profit**	40	36				
I	Income tax	40	36				
II	Other obligatory charges on profit						
J	**Net profit**	109	25	I	**Net loss**		

Petro-Oil Dolnoslaskie Centrum Sprzedaży Sp. z o.o. - Legnica

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	A. CASH FLOW FROM OPERATING ACTIVITIES	(189)	(184)
I	Net (loss) profit for the year	109	25
II	Total adjustments	(298)	(209)
1	Depreciation	45	29
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid	(15)	(4)
4	Provisions for receivables		
5	Other provisions		
6	Income tax on gross profit	40	36
7	Income tax paid	(104)	(52)
8	(Profit) losses on investing activity		
9	Movements in stock	(979)	(924)
10	Movements in debtors	(622)	(1 707)
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	1 327	2 373
12	Movements in prepayments and accruals	10	40
13	Movements in deferred income		
14	Others		
III	Net cash flow from operating activity (I+/-II)	(189)	(184)
B	CASH FLOW FROM INVESTING ACTIVITIES	(58)	(107)
I	Sales of intangible fixed assets	(4)	
II	Sales of tangible fixed assets	(54)	(107)
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others		
X	Net cash flow from investing activity	(58)	(107)
C	*Cash flows from financing activities*	34	500
I	Repayments/ Repurchase of long term loans		
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans	18	
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital		496
VIII	Interest paid	16	4
IX	Others		
X	Net cash flow from financing activity	34	500
D	BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)	(213)	209
E	TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	214	5
F	TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)	1	214

Petro-Oil Pomorskie Centrum Sprzedaży Sp. z o.o. - Gdańsk

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	597	327	A	**Capital**	362	353
I	Intangible fixed assets	8		I	Share capital	450	450
II	Tangible fixed assets	589	327	II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve		
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	9 110	1 772	V	Other capital reserves		
I	Inventories	4 935	1 008	VI	Undistributed profits from previous years	(97)	
II	Debtors	4 163	726	VII	Net profit (loss) for the financial year	9	(97)
III	Short-term investments						
IV	Cash and cash equivalents	12	38	B	**Provisions**		
				C	***Long-term creditors***		
C	**Prepayments and deferred costs**	15		D	**Short-term creditors and and special funds**	9 356	1 746
				I	Short-term creditors	9 356	1 746
				II	Special funds		
				E	**Accruals and deferred income**	4	
	Total assets	9 722	2 099		**Total liabilities**	9 722	2 099

Petro-Oil Pomorskie Centrum Sprzedaży Sp. z o.o. - Gdańsk

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Operating costs**	17 742	525	A	**Sales and sales equivalents**	17 953	424
I	Cost of goods for resale and materials sold	15 557	377	I	Sales of finished products	289	
II	Materials and energy	309	38	II	Change in stocks of finished products and in work in progress (increase - a positive value, decrease - a negative value)		
III	External services	608	23	III	Przychod ze sprzedaży of goods for resale and materials	17 664	424
IV	Taxes and charges	23	1	IV	Cost of production of allowances for the entity's own needs		
V	Payroll	854	62				
VI	Employee allowances	180	5				
VII	Depreciation	78	9				
VIII	Others	133	10				
B	**Profit on sales**	211		B	**Loss on sales**		101
C	**Other operating costs**	160		C	**Other operating income**	116	2
I	Book value of fixed assets sold	36		I	Sales of fixed assets	38	
II	Other operating costs	124		II	Grants		
				III	Other operating income	78	2
D	**Operating profit**	167		D	**Operating loss**		99
E	**Financial costs**	155		E	**Financial income**	5	2
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued	44		II	Interest received	1	
III	Others	111		III	Others	4	2
F	**Profit on ordinary activities**	17		F	**Loss on ordinary activities**		97
G	**Extraordinary losses**			G	**Extraordinary gains**		
H	**Profit before taxation**	17		H	**Loss before taxation**		97
I	**Obligatory charges on profit**	8					
I	Income tax	8					
II	Other obligatory charges on profit						
J	**Net profit**	9		I	**Net loss**		97

#ADR!

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	**A. CASH FLOW FROM OPERATING ACTIVITIES**	(1 390)	(77)
I	**Net (loss) profit for the year**	9	(97)
II	**Total adjustments**	(1 399)	20
1	Depreciation	78	9
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid	69	
4	Provisions for receivables	51	
5	Other provisions		
6	Income tax on gross profit	8	
7	Income tax paid		
8	(Profit) losses on investing activity		
9	Movements in stock	(3 927)	(1 008)
10	Movements in debtors	(3 487)	(727)
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	5 819	1 747
12	Movements in prepayments and accruals	(9)	(1)
13	Movements in deferred income	(1)	
14	Others		
III	**Net cash flow from operating activity (I+/-II)**	(1 390)	(77)
B	**CASH FLOW FROM INVESTING ACTIVITIES**	(348)	(133)
I	Sales of intangible fixed assets	(8)	(4)
II	Sales of tangible fixed assets	(333)	(129)
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others	(7)	
X	Net cash flow from investing activity	(348)	(133)
C	***Cash flows from financing activities***	1 712	
I	Repayments/ Repurchase of long term loans		
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans	1 781	
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital		
VIII	Interest paid	(69)	
IX	Others		
X	Net cash flow from financing activity	1 712	
D	**BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)**	(26)	(210)
E	**TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR**	38	248
F	**TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)**	12	38

Petro-Pak S.A. - Mielec

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**			**A**	**Capital**	75	4
I	Intangible fixed assets			I	Share capital	100	100
II	Tangible fixed assets			II	Unpaid share capital		(80)
III	Financial fixed assets			III	Capital reserve		
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	91	20	V	Other capital reserves		
I	Inventories			VI	Undistributed profits from previous years	(16)	(9)
II	Debtors	91		VII	Net profit (loss) for the financial year	(9)	(7)
III	Short-term investments						
IV	Cash and cash equivalents		20	**B**	**Provisions**		
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**			**D**	**Short-term creditors and and special funds**	16	16
				I	Short-term creditors	16	16
				II	Special funds		
				E	**Accruals and deferred income**		
	Total assets	**91**	**20**		**Total liabilities**	**91**	**20**

Petro-Pak S.A. - Mielec

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Operating costs**	9	7	A	**Sales and sales equivalents**		
I	Cost of goods for resale and materials sold			I	Sales of finished products		
II	Materials and energy			II	Change in stocks of finished products and in work in progress (increase - a positive value, decrease - a negative value)		
III	External services	9	7	III	Przychod ze sprzedaży of goods for resale and materials		
IV	Taxes and charges			IV	Cost of production of allowances for the entity's own needs		
V	Payroll						
VI	Employee allowances						
VII	Depreciation						
VIII	Others						
B	**Profit on sales**			B	**Loss on sales**	9	7
C	**Other operating costs**			C	**Other operating income**		
I	Book value of fixed assets sold			I	Sales of fixed assets		
II	Other operating costs			II	Grants		
				III	Other operating income		
D	**Operating profit**			D	**Operating loss**	9	7
E	**Financial costs**			E	**Financial income**		
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued			II	Interest received		
III	Others			III	Others		
F	**Profit on ordinary activities**			F	**Loss on ordinary activities**	9	7
G	**Extraordinary losses**			G	**Extraordinary gains**		
H	**Profit before taxation**			H	**Loss before taxation**	9	7
I	**Obligatory charges on profit**						
I	Income tax						
II	Other obligatory charges on profit						
J	**Net profit**			I	**Net loss**	9	7

Petro-Pak S.A. - Mielec

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	A. CASH FLOW FROM OPERATING ACTIVITIES	(100)	
I	Net (loss) profit for the year	(9)	(7)
II	Total adjustments	(91)	7
1	Depreciation		
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid		
4	Provisions for receivables		
5	Other provisions		
6	Income tax on gross profit		
7	Income tax paid		
8	(Profit) losses on investing activity		
9	Movements in stock		
10	Movements in debtors	(91)	
11	Movements in creditors falling due within one year (with the exception of loans and special funds)		7
12	Movements in prepayments and accruals		
13	Movements in deferred income		
14	Others		
III	Net cash flow from operating activity (I+/-II)	(100)	
B	CASH FLOW FROM INVESTING ACTIVITIES		
I	Sales of intangible fixed assets		
II	Sales of tangible fixed assets		
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others		
X	Net cash flow from investing activity		
C	Cash flows from financing activities	80	20
I	Repayments/ Repurchase of long term loans		
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans		
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital	80	20
VIII	Interest paid		
IX	Others		
X	Net cash flow from financing activity	80	20
D	BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)	(20)	20
E	TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	20	
F	TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)		20

Raf-Uniwersal Sp. z o.o. - Jedlicze

Balance sheet in thousands PLN

	ASSETS	31.12.2001	31.12.2000		LIABILITIES	31.12.2001	31.12.2000
A	**Fixed assets**	8	10	A	**Capital**	51	35
I	Intangible fixed assets	7	7	I	Share capital	65	65
II	Tangible fixed assets	1	3	II	Unpaid share capital		
III	Financial fixed assets			III	Capital reserve	8	8
IV	Long-term debtors			IV	Revaluation reserve		
B	**Current assets**	230	150	V	Other capital reserves		
I	Inventories	31	29	VI	Undistributed profits from previous years	(38)	
II	Debtors	138	120	VII	Net profit (loss) for the financial year	16	(38)
III	Short-term investments						
IV	Cash and cash equivalents	61	1	B	**Provisions**		
				C	**Long-term creditors**		
C	**Prepayments and deferred costs**		3	D	**Short-term creditors and and special funds**	187	128
				I	Short-term creditors	186	128
				II	Special funds	1	
				E	**Accruals and deferred income**		
	Total assets	238	163		**Total liabilities**	238	163

Raf-Uniwersal Sp. z o.o. - Jedlicze

Profit and loss account in thousands PLN

	COSTS AND LOSSES	31.12.2001	31.12.2000		REVENUES AND PROFITS	31.12.2001	31.12.2000
A	**Operating costs**	**2 149**	**1 941**	**A**	**Sales and sales equivalents**	**2 174**	**1 907**
I	Cost of goods for resale and materials sold	1 214	829	I	Sales of finished products	889	975
II	Materials and energy	172	238	II	Change in stocks of finished products and in work in progress (increase - a positive value, decrease - a negative value)		
III	External services	123	186	III	Przychod ze sprzedaży of goods for resale and materials	1 285	932
IV	Taxes and charges	4	1	IV	Cost of production of allowances for the entity's own needs		
V	Payroll	516	549				
VI	Employee allowances	110	136				
VII	Depreciation	2	1				
VIII	Others	8	1				
B	**Profit on sales**	**25**		**B**	**Loss on sales**		**34**
C	**Other operating costs**		**5**	**C**	**Other operating income**		
I	Book value of fixed assets sold			I	Sales of fixed assets		
II	Other operating costs		5	II	Grants		
				III	Other operating income		
D	**Operating profit**	**25**		**D**	**Operating loss**		**39**
E	**Financial costs**		**2**	**E**	**Financial income**	**1**	**3**
I	Valuation adjustments to financial fixed assets and short-term investments			I	Dividend received		
II	Interest paid and accrued		2	II	Interest received	1	1
III	Others			III	Others		2
F	**Profit on ordinary activities**	**26**		**F**	**Loss on ordinary activities**		**38**
G	**Extraordinary losses**			**G**	**Extraordinary gains**		
H	**Profit before taxation**	**26**		**H**	**Loss before taxation**		**38**
I	**Obligatory charges on profit**	**10**					
I	Income tax	10					
II	Other obligatory charges on profit						
J	**Net profit**	**16**		**I**	**Net loss**		**38**

Raf-Uniwersal Sp. z o.o. - Jedlicze

	Cash flow statement in thousands PLN	31.12.2001	31.12.2000
A	A. CASH FLOW FROM OPERATING ACTIVITIES	62	(1)
I	Net (loss) profit for the year	16	(38)
II	Total adjustments	46	37
1	Depreciation	2	1
2	Foreign exchange gains/losses		
3	Interest and dividends received and repaid		
4	Provisions for receivables		
5	Other provisions		
6	Income tax on gross profit	10	
7	Income tax paid	(6)	
8	(Profit) losses on investing activity		
9	Movements in stock	(2)	55
10	Movements in debtors	(18)	1
11	Movements in creditors falling due within one year (with the exception of loans and special funds)	58	(20)
12	Movements in prepayments and accruals	2	
13	Movements in deferred income		
14	Others		
III	Net cash flow from operating activity (I+/-II)	62	(1)
B	CASH FLOW FROM INVESTING ACTIVITIES	(2)	(8)
I	Sales of intangible fixed assets		(7)
II	Sales of tangible fixed assets	(2)	(1)
III	Sales of shares in subsidiary companies		
IV	Sales of shares in associated companies		
V	Sales of short term securities		
VI	Loans repaid		
VII	Dividends received		
VIII	Interest received		
IX	Others		
X	Net cash flow from investing activity	(2)	(8)
C	Cash flows from financing activities		
I	Repayments/ Repurchase of long term loans		
II	Repayments/ Repurchase of long term bonds		
III	Repayments/ Repurchase of short term loans		
IV	Repayments/ Repurchase of short term bonds		
V	Supervisory Board remuneration		
VI	Finance lease payments		
VII	Proceeds from issuence of ownshares and payments to capital		
VIII	Interest paid		
IX	Others		
X	Net cash flow from financing activity		
D	BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS (A+/-B+/-C)	60	(9)
E	TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	1	10
F	TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (D+/E)	61	1

MANAGEMENT BOARD COMMENTARY
ON BUSINESS OPERATIONS
OF POLSKI KONCERN NAFTOWY ORLEN
SPOLKA AKCYJNA
CAPITAL GROUP

FOR THE YEAR 2001
(DIRECTORS' REPORT)

INTRODUCTION

This report has been prepared in accordance with ordinance of the Council of Ministers dated 16 October 2001 concerning current and periodical information published by issuers of securities (Journal of Law 01.139.1569).

I. CHARACTERISTIC AND CHANGES IN STRUCTURE OF PKN ORLEN S.A. CAPITAL GROUP

1.1 Structure of Capital Group at 31 December 2001

On 31 December 2001 PKN ORLEN S.A. Capital Group consisted of 203 companies controlled directly or indirectly by PKN ORLEN. The Group was formed by:

- 114 subsidiaries (in which PKN ORLEN's stake exceeded 50%)
- 29 associated entities (in which PKN ORLEN's stake is between 20% and 50%)
- 60 other entities (in which PKN ORLEN's stake was smaller than 20%)

Total value of the shares (at purchase cost) owned directly by PKN ORLEN amounted at 31 December 2001 to PLN 1,302,503 thousand and compared to previous year increased by PLN 290,785 thousand or 29%.
74 entities out of subsidiaries and associates were consolidated and divided into groups under the following rules:

1. Most important companies in terms of sales and capital:

- Rafineria Trzebinia S.A. located in Trzebinia (and its Capital Group),
- Rafineria Nafty Jedlicze S.A. located in Jedlicze (and its Capital Group),
- Inowroclawskie Kopalnie Soli „Solino" S.A. located in Inowroclaw,
- Anwil S.A. located in Wloclawek (and its Capital Group),
- Naftoport Sp. z o.o. located in Gdansk,
- Petro-Oil Sp. z o.o. located in Krakow (and its Capital Group).

2. Fuel trading companies:

- ORLEN PetroTank Sp. z o.o. located in Widelka by Kolbuszowa,
- ORLEN PetroProfit Sp. z o.o. located in Niemcy by Lublin, (and its Capital Group),
- ORLEN Petrocentrum Sp. z o.o. located in Plock,
- Petrolot Sp. z o.o. located in Warsaw,
- ORLEN PetroZachod Sp. z o.o. located in Poznan.

3. **LPG trading companies:**

- ORLEN Petrogaz Plock Sp. z o.o. located in Plock,
- ORLEN Petrogaz Wroclaw Sp. z o.o. located in Wroclaw,
- Petrogaz Inowroclaw Sp. z o.o. located in Inowroclaw,
- Petrogaz Lapy Sp. z o.o. located in Lapy.

4. **Companies established as a result of restructuring of PKN ORLEN S.A.:**

- Zaklad Budowy Aparatury S.A. located in Plock,
- Petrotel Sp. z o.o. located in Plock,
- ORLEN Projekt S.A. located in Plock,
- ORLEN Medica Sp. z o.o. located in Plock,
- ORLEN Polimer Sp. z o.o. located in Plock.

5. **Maintenance companies:**

- ORLEN EnergoRem Sp. z o.o. located in Plock,
- ORLEN Automatyka Sp. z o.o. located in Plock,
- ORLEN Remont Sp. z o.o. located in Plock,
- ORLEN WodKan Sp. z o.o. located in Plock,
- ORLEN Mechanika Sp. z o.o. located in Plock,
- ORLEN Eltech Sp. z o.o. located in Plock,
- ORLEN Wir Sp. z o.o. located in Plock.

6. **Transportation companies**

- ORLEN Transport Plock Sp. z o.o. located in Plock,
- ORLEN Transport Szczecin Sp. z o.o. located in Szczecin,
- ORLEN Transport Krakow Sp. z o.o. located in Krakow,
- ORLEN Transport Lublin Sp. z o.o. located in Lublin,
- ORLEN Transport Nowa Sol Sp. z o.o. located in Nowa Sol,
- ORLEN Transport Poznan Sp. z o.o. located in Poznan,
- ORLEN Transport Slupsk Sp. z o.o. located in Slupsk,
- ORLEN Transport Warszawa Sp. z o.o. located in Mosciska,
- ORLEN Transport Olsztyn Sp. z o.o. located in Olsztyn,
- ORLEN Transport Kedzierzyn-Kozle Sp. z o.o. located in Kedzierzyn-Kozle,

- ORLEN KolTrans Sp. z o.o. located in Plock.

7. Other companies

- Chemiepetrol Sp. z o.o. located in Hamburg,
- Flexpol Sp. z o.o. located in Plock,
- ORLEN Powiernik Sp. z o.o. located in Plock,
- ORLEN Budonaft Sp. z o.o. located in Krakow.

Additionally this report includes comments on Polkomtel SA (not consolidated) because this company has great importance for PKN ORLEN SA Capital Group.

1.2 Changes in the Capital Group during 2001

Compared to previous year, change in the investments of PKN ORLEN S.A. results mainly from increase in share capital of Anwil SA from 38.35% to 74.97%. For PLN 115,331.2 thousand PKN ORLEN purchased 1,522,095 shares from BIG Bank Gdanski SA, 2,100,000 shares from Towarzystwo Finansowe Silesia SA (14% of share capital) and 1,869,879 shares from PGNiG (12.47% of share capital). As at 31 December 2001 Dominating Company owns 74.97% of Anwil's share capital. Anwil S.A. is consolidated under full method since 2nd Quarter of 2001.

Other new significant investments include:

- acquisition of a part of J Series shares of Polkomtel S.A. for PLN 107,855 thousand, stake in share capital is 19.61%,
- increase of share capital of NOM Sp. z o.o. by PLN 35 million. PKN ORLEN acquired 70,000 new shares at par that is PLN 500 per share. PKN ORLEN's stake remained unchanged at 35%,
- purchase of 4 shares of Naftoport Sp. z o.o. from CIECH S.A. for total amount of PLN 12,060 thousand, stake in share capital is 48.71%,
- PKN ORLEN purchased also in 2001 bonds of Telewizja Familijna SA for PLN 26 million.

Increase of PKN ORLEN's investments in petrol companies portfolio that at the year end amounted to PLN 67,630 thousand was connected to creation of Regional Market Operator in north Poland - ORLEN Morena Sp. z o.o., wholesaler and retailer of petrol products. PKN ORLEN SA acquired for PLN 5,300 thousand in cash 50.48% of company's PLN 10,500 thousand share capital. Remaining 49.52% is owned by FOX-OIL Sp. z o.o.

In 2001 PKN ORLEN finished process of merging three LPG companies: Petrogaz Hrubieszow Sp. z o.o., Petrogaz Jaworzno Sp. z o.o. and Petrogaz Redaki Sp. z o.o. with ORLEN Petrogaz Plock Sp. z o.o. As a result of this merger, share capital of ORLEN Petrogaz Plock Sp. z o.o. increased from PLN 2 million to PLN 13,891 thousand. PKN ORLEN's share remained unchanged at 100%.

Year 2001 witnessed certain shifts in the ownership structure of the Capital Group, such as:

- Increase of ORLEN KolTrans Sp. z o.o. share capital by PLN 2,360 thousand in form of cash: PLN 2,359,700 and contribution: PLN 700. Company's share capital after increase amounts to PLN 40,859 thousand divided into 40,859 shares of par value PLN 1 each.
- Contribution to SU Krystynka Sp. z o.o. premises that at this time were leased by SU Krystynka Sp. z o.o. It resulted in increase of share capital by PLN 2,195 thousand to the level of PLN 2,295 thousand. PKN ORLEN received in return 4,390 shares of par value PLN 500 each.
- Acquisition of 125,272 shares of WODKAN Przedsiebiorstwo Wodociagow i Kanalizacji S.A. at par PLN 22 per share in return for contribution for PLN 2,755,995
- Sale of sales to employees in the following transportation companies: in Plock, Krakow, Lublin, Nowa Sol, Olsztyn, Warsaw and other companies resulting from restructuring: Petrotel Sp. z o.o., DW Mazowsze Sp. z o. o. , ORLEN Remont Sp. z o.o., Zaklad Urzadzen Dystrybucyjnych Sp. z o.o., ORLEN KolTrans Sp. z o.o. and CPN Serwis Mazowsze Sp. z o.o., for total amount of PLN 380 thousand.
- Sale of all possessed shares of P.U. Zielen Sp. z o.o. and PHU Malnaft Sp. z o.o. for PLN 48,000 as well as all shares of bank BOS SA for PLN 19,347 thousand.

Restructuring of PKN ORLEN SA led to spin-off of the company's holiday resorts. Two new companies were formed, in both PKN ORLEN has 100% shares.

- SAMRELAKS Machocice Sp. z o.o. located in Machocice with share capital of PLN 1,377,500. Part of PKN ORLEN's shares is PLN 300,000 was paid in cash, remaining PLN 1,077,500 was contributed. Authenticated deed was signed on 27 August 2001. The new company has been registered on 7 November 2001 and took over from PKN ORLEN S.A. 16 employees.
- ZAWITAJ Swinoujscie Sp. z o.o. located in Swinoujscie with share capital of PLN 530,500. Part of PKN ORLEN's shares is PLN 320,000 was paid in cash, remaining PLN 210,500 was contributed. Authenticated deed was signed on 27 August 2001. The new company has been registered on 9 October 2001 and took over from PKN ORLEN S.A. 18 employees.

1.3 Description of consolidated companies of Capital Group

1.3.1 Consolidated subsidiaries

- **Rafineria Trzebinia S.A.**

Pursuant to the terms of a share purchase agreement and a shareholders' agreement dated 16 June 1997, concluded between Nafta Polska S.A. and PKN ORLEN S.A., the latter acquired 74.88% of the shares in Rafineria Trzebinia S.A. In 1999, an increase in the company's capital was recorded and as a result the stake of PKN ORLEN S.A. in Trzebinia's share capital increased to 76.96%. On 14 September 2000 the agreement on the purchase of the remaining stake of Nafta Polska S.A. was finalised, resulting in PKN ORLEN S.A. increasing of its share in the company's capital to 77.07%.

On 31 December 2001 the share capital of Rafineria Trzebinia SA. was PLN 43,042 thousand.

The company's shareholders are:

PKN ORLEN S.A.	77.07%
State Treasury	9.18%
Other	13.75%

As at 31 December 2001, the capital stood at PLN 194,557 thousand.

The Company's business activities include:

- processing of crude oil.
- production and sale of fuels (including leaded and unleaded gasoline, diesel fuels and oil heating fuel).
- blending and preparation of lubricants.
- processing of paraffin slack waxes.
- production of asphalt and asphalt products.

Rafineria Trzebinia's business activities are focused on the manufacture of specialist high-value products, chiefly a full range of lubricants, industrial oils (hydraulic and tempering oils) and a range of paraffin products.

At 31 December 2001 the company employed 172 people.

Rafineria Trzebinia closed year 2001 with a net profit of PLN 2,976 thousand, which constitutes 10% of the profit of respective period in the year 2000.

Rafineria Trzebinia S.A. holds shares in 9 subsidiaries and 1 associated entity.

In March 2002 increase in share capital of Petro-Oil Sp. z o.o. by contribution in kind of Rafineria Trzebinia's fixed assets (lubricants department) was registered. In return company acquired new shares of Petro-Oil Sp. z o.o. Present stake of Rafineria Trzebinia S.A. in the company amounts to PLN 32,921 thousand, which gives 75.58 % of the total votes at the General Shareholders Meeting.

- **Rafineria Nafty Jedlicze S.A.**

Pursuant to the relevant provisions of a share purchase agreement and a shareholders' agreement of 19 November 1998, concluded between Nafta Polska S.A. and PKN ORLEN S.A., the latter acquired 75% of shares in Rafineria Nafty Jedlicze S.A. The above agreement came into effect on 1 January 1999.

On 31 December 2001 the company's share capital was PLN 78 million.

Shareholders of the company:

PKN ORLEN S.A.	75.00%
State Treasury	10.01%
Other	14.99%

As at 31 December 2001, the capital stood at PLN 156,865 thousand.

The Company's business activities include:

- transport, processing, storage and trade in crude oil and oil derived products, as well as in used oil and other waste products.
- collection of used oils.
- production of lubricating oils and other industrial fluids.
- production of oil solvents and fuels.
- production of lubricants and bitumen.
- production of packaging and preparation of oils and other industrial fluids.

The company is Poland's second biggest lubricants producer (in terms of volume). The Refinery also manufactures limited quantities of diesel and heating oils. Moreover, Rafineria Nafty Jedlicze S.A. regenerates used oil in its regeneration facilities, which have a processing capacity of 80 thousand tons a year. The collection of used oils is carried out through a network of companies associated with Rafineria Nafty Jedlicze S.A.

As at 31 December 2001 the company employed 620 people.

The Refinery closed year 2001 with a net profit of PLN 11,141 thousand compared to PLN 8,594 thousand in 2000.

Rafineria Nafty Jedlicze S.A. holds shares in 23 subsidiaries and 1 associated entity.

As a result of increase in share capital of Petro-Oil Sp. z o.o. as at 25 March 2002 Rafineria Jedlicze's stake in Petro-Oil Sp. z o.o. decreased from 24% (at the end of 2001) to 7.71%.

- **Inowroclawskie Kopalnie Soli „Solino" S.A.**

On 28 September 1996 PKN ORLEN S.A. purchased from the Ministry of Privatisation 723,465 registered shares in Inowroclawskie Kopalnie Soli "Solino" S.A. with a total par value of PLN 7,235 thousand which constituted 51% of

the company's share capital. In December 1999, following the acquisition of a new issue of shares and the repurchase in 2000 from the employees of a part of the state, PKN ORLEN S.A. share increased to 70.54%.

On 31 December 2001 the share capital of Inowroclawskie Kopalnie Soli „Solino" S.A. was PLN 19,146 thousand.

The company's shareholders are:

PKN ORLEN S.A.	70.54%
State Treasury	25.19%
Other	4.27%

As at 31 December 2001, the capital stood at PLN 66,097 thousand.

The Company's business activities include:

- production of industrial brine.
- processing and preparation of vacuum salt.
- trade in the company's own products on the domestic and foreign markets.
- trade in mining, mechanical, electrical, construction and transport assets.

The company is involved in mining and processing of salt, production of salt and industrial brine. The brine is supplied to such companies as Anwil S.A., a member of the PKN ORLEN S.A. Capital Group.

At 31 December 2001 the company employed 371 people.

The net profit was PLN 4,530 thousand and is by 36% lower than in the previous year.

The company's development plans focus on salt production and sales as well as on the construction of crude oil and fuel tank plants in disused mine workings.

- **Anwil S.A.**

Anwil S.A was entered in the Commercial Register on 14 April 1993. On 31 December 2001 the share capital of the company was PLN 150 million.

The company's shareholders are:

PKN ORLEN S.A.	74.97%
Zaklad Energetyczny Torun S.A	3.73%
Elektrim Kable S.A.	1.30%
State Treasury	5.00%
Others	15.00%

As at 31 December 2001, the capital stood at PLN 775,741 thousand.

The Company's business activities include:

- production of nitrogen fertilisers and semi-products and other associated products,
- production of polyvinyl chloride and other associated products,

- production of polyethylene packaging,
- trading activities in the above areas,
- service activities in the above areas, based on the company's productive capabilities.

The company is principally involved in the production of nitrogen fertilisers and PVC. Anwil is the largest customer for ethylene (the main raw material for the manufacture of PVC) from PKN ORLEN S.A.
At 31 December 2001 the company employed 1,644 people.
The following products have the largest share in the sales generated by Anwil S.A.: polyvinyl chloride - 47% and ammonium nitrate - 22%. The net profit in 2001 amounted to PLN 20,398 thousand whereas the sales stood at PLN 1,087,819 thousand.
Anwil S.A. holds shares in 5 subsidiaries and 11 associated entities. Anwil S.A. prepares consolidated financial statements.

- **ORLEN PetroTank Sp. z o.o.**

The company was entered in the Commercial Register on 9 April 1996. On 31 December 2001 the share capital of the company was PLN 11,750 thousand.
The company's shareholders are:

PKN ORLEN S.A.	60.00%
Tankpol Sp. Z o.o.	40.00%

As at 31 December 2001, the capital stood at PLN 36,992 thousand.
The company's line of business is the wholesale and retail sales of fuels and plastics as well as the preparation of Petrygo radiator liquid.
The number of employees as at 31 December 2001 was 134.
The company closed the year with a net profit of PLN 6,684 thousand, which is an increase of 50% as compared with the profit achieved in 2000. Sales increased as compared to the previous year by 4% and attained a figure of PLN 791,643 thousand. The Company, despite economic slowdown on the petrochemical market, remains the leader among Regional Market Operators. The figure of 265,571 tons of sold fuel is 20% higher than budgeted.

- **ORLEN PetroProfit Sp. z o.o.**

ORLEN Petroprofit Sp. z o.o. of Niemce near Lublin was entered in the Commercial Register on 14 September 1995. On 31 December 2001 the share capital of the company was PLN 11,500 thousand.
The company's shareholders are:

PKN ORLEN S.A.	85.00%

Profit Sp. z o.o.	15.00%

As at 31 December 2001, the capital stood at PLN 27,243 thousand.

The company's business activities comprise the wholesale and retail sale of fuels, Petrygo radiator fluid and plastics.

The number of employees as at 31 December 2001 was 83.

The company closed the year with a loss of PLN 3,138 thousand. The loss was caused mainly by decrease in sales of fuel and sales margins as well as economic slowdown in the region where Company operates.

The sales in 2001 amounted to PLN 356,757 thousand, which is a decrease of 18% compared to 2000.

- **ORLEN PetroCentrum Sp. z o.o.**

ORLEN Petrocentrum Sp. z o.o. was entered in the Commercial Register on 25 September 1996. The capital stock on 31 December 2001 was PLN 21,000 thousand of which the entire 100% was contributed by PKN ORLEN S.A.

As at 31 December 2001, the capital stood at PLN 40,978 thousand.

The Company's business activities include:

- wholesale trading in solid, liquid and gas fuels.
- retail sales of fuel for motor vehicles.
- automotive, catering, hotel and transport services.

The number of employees as at 31 December 2001 was 37.

The main source of income for Petrocentrum Sp. z o.o. in 2001 was the sale of liquid fuels. Sales amounted to PLN 119,966 thousand which represented a 21% decrease. This was caused by sales decrease connected to contribution of two service stations to PKN ORLEN. At the year end the Company managed 25 service stations. The company generated a net profit of PLN 308 thousand. The result was an increase on the previous year of 199%.

- **Petrolot Sp. z o.o.**

Petrolot Sp. z o.o. was entered in the Commercial Register on 7 January 1997. On 31 December 2001 the share capital of the company was PLN 20,039 thousand.

The company's shareholders are:

PKN ORLEN S.A.	51.00%
PLL LOT S.A.	49.00 %.

As at 31 December 2001, the capital stood at PLN 40,025 thousand.

The company's basic line of business is sales and distribution of aviation fuel and other oil derived products.

The number of employees as at 31 December 2001 was 152.

The company's main customer was PLL LOT S.A. In terms of volume the sales increased by 13% compared to previous year and reached 217,799 tons (98% of it was JET fuel). The company's net profit equalled PLN 4,740 thousand and was 14% lower than in the previous year.

- **ORLEN PetroZachod Sp. z o.o.**

ORLEN PetroZachod Sp. z o.o. of Poznan was entered in the Commercial Register on 19 January 1998. On 31 December 2001 the share capital of the company was PLN 17,749 thousand.

The company's shareholders are:

PKN ORLEN S.A.	51.83%
BGW Wielobranzowe Przedsiebiorstwo Handlowe Sp. z o.o.	48.17%

As at 31 December 2001, the capital stood at PLN 23,781 thousand.

The Company's business activities include:

- wholesale and retail trading in solid, liquid and gas fuels, transport services,
- storage and dispatch of liquid, solid and gas fuels and oil derived, and chemical products.
- blending of liquid, solid and gas fuels and oil derived and chemical products.
- commercial activity, including the import and export of products related to the purchase of raw materials, additives and semi-products and sales of finished products.

The number of employees as at 31 December 2001 was 200.

The sales in 2001 amounted to PLN 458,689 thousand, whereas net profit stood at PLN 292 thousand.

- **ORLEN Petrogaz Plock Sp. z o.o.**

ORLEN Petrogaz Plock was entered in the Commercial Register on 15 December 1995. On 31 December 2001 the share capital of the company was PLN 21,823 thousand. Since 16 April 1998 PKN ORLEN S.A. has been the company's sole shareholder. As at 31 December 2001, the capital stood at PLN 51,470 thousand.

The Company's business activities include:

- wholesale trading in LPG, in bulk or in steel cylinders.
- retail sales of gas in containers.
- installation of ductless gas devices.
- supply of LPG to customers.
- design, maintenance and repair of gas installations; organisational and legal supervision over the construction of distribution plants and their subsequent use.

The number of employees as at 31 December 2001 was 253, that is 49% more than the end of 2000. This increase is a result of takeover of three previously leased companies from PKN ORLEN S.A.: Petrogaz Jaworzno Sp. z o.o., Petrogaz Redaki Sp. z o.o. and Petrogaz Hrubieszow Sp. z o.o. together with their employees.

In 2001 the company sold 265 thousand tons of LPG. The company closed the year with a net profit of PLN 6,989 thousand compared to PLN 3,687 thousand in 2000.

- **ORLEN Petrogaz Wroclaw Sp. z o.o.**

Petrogaz Wroclaw Sp. z o.o. was entered in the Commercial Register on 25 July 1997.

On 31 December 2001 the share capital of the company was PLN 3,100 thousand.

PKN ORLEN S.A. holds 51.61% of shares in the company. As at 31 December 2001, the capital stood at PLN 3,634 thousand.

Petrogaz Wroclaw Sp. z o.o. business activities include wholesale and retail trading in LPG.

The number of employees as at 31 December 2001 was 21.

In 2001 sales amounted to PLN 30,553 thousand whereas net loss to PLN 249 thousand.

On 28 February 2002, as a part of Group's gas assets consolidation, all shares held by PKN ORLEN S.A. were sold to ORLEN Petrogaz Plock Sp. z o.o.

- **Petrogaz Inowroclaw Sp. z o.o.**

Petrogaz Inowroclaw Sp. z o.o. was entered in the Commercial Register on 8 May 1997. On 31 December 2001 the share capital of the company was PLN 3,750 thousand.

The company's shareholders at 31 December 2001 were:

PKN ORLEN S.A.	51 %
ORLEN Petrogaz Plock Sp. z o.o.	49%

As at 31 December 2001, the capital stood at PLN 4,657 thousand.

Petrogaz Inowroclaw Sp. z o.o. business activities include wholesale and retail trading in LPG. The number of employees as at 31 December 2001 was 21. In 2001 sales amounted to PLN 20,989 thousand whereas net loss amounted to PLN 341 thousand.

- **Petrogaz Lapy Sp. z o.o.**

Petrogaz Lapy Sp. z o.o. was entered in the Commercial Register on 19 June 1997. On 31 December 2001 the share capital of the company was PLN 3,540 thousand.

As at 31 December 2001, the capital stood at PLN 1,809 thousand.

The company's shareholders at 31 December 2001 were:

PKN ORLEN S.A.	39.55 %
ORLEN Petrogaz Plock Sp. z o.o.	50.85%
ZNTK Lapy S.A.	9.60%

Petrogaz Lapy Sp. z o.o. business activities include wholesale and retail trading in LPG. The number of employees as at 31 December 2001 was 12.

In 2001 sales amounted to PLN 7,761 thousand whereas net loss amounted to PLN 921 thousand. On 28 February 2002, as a part of Group's gas assets consolidation, all shares held by PKN ORLEN S.A. were sold to ORLEN

Petrogaz Plock Sp. z o.o.

Currently, the company's shareholders are:

ORLEN Petrogaz Plock Sp. z o.o.	90.40%
ZNTK Lapy S.A.	9.60%

- **ORLEN Medica Sp. z o.o.**

The company was entered in the Commercial Register on 24 November 1997. On 31 December 2001 the capital stock is PLN 11,027 thousand. PKN ORLEN S.A acquired the entire capital stock. As at 31 December 2001, the capital stood at PLN 11,618 thousand.

The company provides health-care services.

The number of employees as at 31 December 2001 was 116.

In 2001, the company's sales amounted to PLN 11,126 thousand whereas net profit to PLN 196, 55% of net profit in 2000.

- **ORLEN Projekt S.A.**

The company was entered in the Commercial Register on 28 May 1998. On 31 December 2001 the share capital of the company was PLN 1,500 thousand. The company's shareholders are:

PKN ORLEN S.A.	51%
Employees	49%

As at 31 December 2001, the capital stood at PLN 15,458 thousand.

The company is involved in the provision of design services.

The number of employees as at 31 December 2001 was 221.

In 2001 sales stood at PLN 23,967 thousand and constituted 86% of 2000 sales. The net profit was PLN 2,322 thousand and constituted 66% of net profit in 2000.

- **Petrotel Sp. z o.o.**

The company was registered on 14 August 1997. On 31 December 2001 the share capital of the company was PLN 3,200 thousand.

The company's shareholders are:

PKN ORLEN S.A.	92.53%
Employees	7.47%

As at 31 December 2001, the capital stood at PLN 15,114 thousand.

The company's business activity is the provision of telecommunications services.

The number of employees as at 31 December 2001 was 105.

In 2001 sales stood at PLN 30,483 thousand, which is 39%, increase versus 2000 sales. The net profit was PLN 3,314 thousand and constituted 147% of net profit in 2000.

- **Zaklad Budowy Aparatury S.A.**

Zaklad Budowy Aparatury S.A. was entered in the Commercial Register on 27 October 1998. On 31 December 2001 the share capital of the company was PLN 18 million.

The company's shareholders are:

PKN ORLEN S.A.	96.56%
Employees	3.44%

As at 31 December 2001, the capital stood at PLN 26,051 thousand.

The Company's business activities include:

- manufacturing of investment goods with respect to chemical instrumentation and similar products,
- renovation and repair of instrumentation,
- design of construction documentation for instrumentation and appliances.

The number of employees as at 31 December 2001 was 286.

ZBA S.A. achieved sales of PLN 29,574 thousand which is 83% of those achieved in 2000. Company closed year with a loss of PLN 1,142 thousand (at the end of 2000 net profit was 1,273 thousand).

- **ORLEN Polimer Sp. z o.o.**

ORLEN Polimer was entered in the Commercial Register on 9 April 1998. The share capital was fully contributed by PKN ORLEN SA and on 31 December 2001 amounted to PLN 2 million.

As at 31 December 2001, the capital stood at PLN 7,043 thousand.

ORLEN Polimer trades with plastics, pigment concentrates and domestic and imported modifiers.

The number of employees as at 31 December 2001 was 31.

The Company achieved sales of PLN 74,049 thousand which is 96% of those achieved in 2000. Net profit for the year was PLN 1,127 thousand i.e. 51% of net profit for 2000.

- **ORLEN Wir Sp. z o.o.**

ORLEN Wir Sp. z o.o. was entered in the Commercial Register on 1 October 1999. On 31 December 2001 the share capital of the company was PLN 1,600 thousand.

The company's shareholders are:

PKN ORLEN S.A.	51.00%
Employees	49.00%

As at 31 December 2001, the capital stood at PLN 3,975 thousand.

The company's business activity is the provision of repairing services.

The number of employees as at 31 December 2001 was 110.

In 2001 ORLEN Wir Sp. z o.o. achieved sales of PLN 17,197 thousand (an increase of 37%) and generated a net profit of PLN 635 thousand that is by 67% lower than in 2000.

- **ORLEN Mechanika Sp. z o.o.**

ORLEN Mechanika Sp. z o.o. was entered in the Commercial Register on 22 July 1999. On 31 December 2001 the share capital of the company was PLN 4,432 thousand.

The company's shareholders are:

PKN ORLEN S.A.	68.17%
Employees	31.83%

As at 31 December 2001, the capital stood at PLN 6,196 thousand.

The company's business activity is the provision of repairing services.

The number of employees as at 31 December 2001 was 406.

In 2001 the Company achieved sales of PLN 38,064 thousand (an increase of 35%) and generated a net profit of PLN 172 thousand compared to PLN 1,359 thousand in 2000.

- **ORLEN Remont Sp. z o.o.**

ORLEN Remont Sp. z o.o. was entered in the Commercial Register on 30 April 1999. On 31 December 2001 the share capital of the company was PLN 2,400 thousand. The company's shareholders are:

PKN ORLEN S.A.	51.23%
Employees	48.77%

As at 31 December 2001, the capital stood at PLN 9,374 thousand.

The company's business activity is the provision of repairing services.

The number of employees as at 31 December 2001 was 317.

In 2001 the Company achieved sales of PLN 30,799 thousand (an increase of 14%) and generated a net profit of PLN 2,089 thousand that is 25% less than in 2000.

- **ORLEN Eltech Sp. z o.o.**

ORLEN Eltech Sp. z o.o. was entered in the Commercial Register on 22 July 1999. On 31 December 2001 the share capital of the company was PLN 2,100 thousand. The company's shareholders are:

PKN ORLEN S.A.	51.00%
Employees	49.00%

As at 31 December 2001, the capital stood at PLN 4,859 thousand.

The company's business activity is the provision of repairing services.

The number of employees as at 31 December 2001 was 292.

In 2001 the Company achieved sales of PLN 34,163 thousand (an increase of 34%) and generated a net profit of PLN 660 thousand compared to PLN 1,599 thousand in 2000:

- **ORLEN Automatyka Sp. z o.o.**

ORLEN Automatyka Sp. z o.o. was entered in the Commercial Register on 30 April 1999. On 31 December 2001 the share capital of the company was PLN 2,400 thousand.

The company's shareholders are:

PKN ORLEN S.A.	52.63%
Employees	47.37%

As at 31 December 2001, the capital stood at PLN 6,073 thousand.

The company's business activity is the provision of repairing services.

The number of employees as at 31 December 2001 was 255.

In 2001 the Company achieved sales of PLN 26,313 thousand (an increase of 10%) and generated a net profit of PLN 2,223 thousand that is 54% of net profit in 2000.

- **ORLEN WodKan Sp. z o.o.**

ORLEN WodKan Sp. z o.o. was entered in the Commercial Register on 22 July 1999. On 31 December 2001 the share capital of the company was PLN 2,200 thousand. The company's shareholders are:

PKN ORLEN S.A.	82.28%
Employees	17.72%

As at 31 December 2001, the capital stood at PLN 3,217 thousand.

The company's business activity is the provision of repairing services.

The number of employees as at 31 December 2001 was 151.

In 2001 the Company achieved sales of PLN 19,037 thousand (an increase of 62%) and generated a net profit of PLN 278 thousand compared to PLN 608 thousand in 2000.

- **ORLEN EnergoRem Sp. z o.o.**

ORLEN EnergoRem Sp. z o.o. was entered in the Commercial Register on 30 April 1999. On 31 December 2001 the share capital of the company was PLN 1,800 thousand. The company's shareholders are:

PKN ORLEN S.A.	51.00%
Employees	49.00%

As at 31 December 2001, the capital stood at PLN 3,118 thousand.
The company's business activity is the provision of repairing services.
The number of employees as at 31 December 2001 was 230.
In 2001 the Company achieved sales of PLN 20,219 thousand (an increase of 15%) and generated a net profit of PLN 586 thousand compared to PLN 26 thousand in 2000.

- **ORLEN Transport Plock Sp. z o.o.**

ORLEN Transport Plock Sp. z o.o. of Plock was entered in the Commercial Register on 23 December 1998 and commenced operations as a subsidiary company within the PKN ORLEN S.A. Capital Group on 3 January 1999. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego.
On 31 December 2001 the share capital of the company was PLN 26,420 thousand.
The company's shareholders are:

PKN ORLEN S.A.	97.58%
Employees	2.42%

As at 31 December 2001, the capital stood at PLN 30,062 thousand.
The Company's business activities include:

- sales, service and repair of motor vehicles.
- road transport of passengers and freight.
- wholesale and retail sale of solid, liquid and gas fuels and service fluids for motor vehicles.
- machinery and plant hire together with maintenance services.

The number of employees as at 31 December 2001 was 300.
In 2001, sales amounted to PLN 61,070 thousand, an increase of 59% in comparison to 2000. Net profit decreased from PLN 936 thousand in 2001 to PLN 168 thousand in 2000.

- **ORLEN Transport Kedzierzyn Kozle Sp. z o.o.**

ORLEN Transport Kedzierzyn Kozle Sp. z o.o. of Kedzierzyn Kozle was entered in the Commercial Register on 29 May 2000 and commenced operations as a subsidiary company within the PKN ORLEN S.A. Capital Group on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego.
On 31 December 2001 the share capital of the company was PLN 5,267 thousand.
The company's shareholders are:

PKN ORLEN S.A.	87.88%

Employees	12.12%

As at 31 December 2001, the capital stood at PLN 6,587 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- wholesale and retail sale of solid, liquid and gas fuels and service fluids for motor vehicles.

The number of employees as at 31 December 2001 was 111. In 2001, sales amounted to PLN 12,102 thousand and net profit to PLN 931 thousand. Year 2001 was the first full year of company's operations.

- **ORLEN Transport Krakow Sp. z o.o.**

ORLEN Transport Krakow Sp. z o.o. of Krakow was entered in the Commercial Register on 5 June 2000 and commenced operations as a subsidiary company within the PKN ORLEN S.A. Capital Group on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego.

On 31 December 2001 the share capital of the company was PLN 11,342 thousand..

The company's shareholders are:

PKN ORLEN S.A.	98.15%
Employees	1.85%

As at 31 December 2001, the capital stood at PLN 11,528 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- wholesale and retail sale of solid, liquid and gas fuels and service fluids for motor vehicles.

The number of employees as at 31 December 2001 was 152. In 2001, sales amounted to PLN 26,468 thousand and net profit to PLN 207 thousand. Year 2001 was the first full year of company's operations.

- **ORLEN Transport Lublin Sp. z o.o.**

ORLEN Transport Lublin Sp. z o.o. of Lublin was entered in the Commercial Register on 9 June 2000 and commenced operations as a subsidiary company within the PKN ORLEN S.A. Capital Group on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego.

On 31 December 2001 the share capital of the company was PLN 10,139 thousand.

The company's shareholders are:

PKN ORLEN S.A.	97.53%
Employees	2.47%

As at 31 December 2001, the capital stood at PLN 13,190 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- wholesale and retail sale of solid, liquid and gas fuels and service fluids for motor vehicles.

The number of employees as at 31 December 2001 was 121. In 2001, sales amounted to PLN 17,871 thousand and net profit to PLN 1,299 thousand. Year 2001 was the first full year of company's operations.

- **ORLEN Transport Olsztyn Sp. z o.o.**

ORLEN Transport Olsztyn Sp. z o.o. of Olsztyn was entered in the Commercial Register on 29 May 2000 and commenced operations as a subsidiary company within the PKN ORLEN S.A. Capital Group on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego. On 31 December 2001 the share capital of the company was PLN 6,140 thousand.

The company's shareholders are:

PKN ORLEN S.A.	91.97%
Employees	8.03%

As at 31 December 2001, the capital stood at PLN 7,451 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- wholesale and retail sale of solid, liquid and gas fuels and service fluids for motor vehicles.

The number of employees as at 31 December 2001 was 79. In 2001, sales amounted to PLN 11,609 thousand and net profit to PLN 355 thousand. Year 2001 was the first full year of company's operations.

- **ORLEN Transport Nowa Sol Sp. z o.o.**

ORLEN Transport Nowa Sol Sp. z o.o. of Nowa Sol was entered in the Commercial Register on 9 June 2000 and commenced operations as a subsidiary company within the PKN ORLEN S.A. Capital Group on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego. On 31 December 2001 the share capital of the company was PLN 10,090 thousand.

The company's shareholders are:

PKN ORLEN S.A.	96.72%
Employees	3.28%

As at 31 December 2001, the capital stood at PLN 15,641.2 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- wholesale and retail sale of solid, liquid and gas fuels and service fluids for motor vehicles.

The number of employees as at 31 December 2001 was 148. In 2001, sales amounted to PLN 20,654 thousand and net profit to PLN 3,240 thousand. Year 2001 was the first full year of company's operations.

- **ORLEN Transport Poznan Sp. z o.o.**

ORLEN Transport Poznan Sp. z o.o. of Poznan was entered in the Commercial Register on 1 June 2000 and commenced operations as a subsidiary company within the PKN ORLEN S.A. Capital Group on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego. On 31 December 2001 the share capital of the company was PLN 11,273 thousand..

The company's shareholders are:

PKN ORLEN S.A.	96.39%
Employees	3.61%

As at 31 December 2001, the capital stood at PLN 14,226 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- wholesale and retail sale of solid, liquid and gas fuels and service fluids for motor vehicles.

The number of employees as at 31 December 2001 was 184. In 2001, sales amounted to PLN 25,221 thousand and net profit to PLN 1,612 thousand. Year 2001 was the first full year of company's operations.

- **ORLEN Transport Slupsk Sp. z o.o.**

ORLEN Transport Slupsk Sp. z o.o. of Slupsk was entered in the Commercial Register on 23 June 2000 and commenced operations as a subsidiary company within the PKN ORLEN S.A. Capital Group on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego. On 31 December 2001 the share capital of the company was PLN 6,744 thousand.

The company's shareholders are:

PKN ORLEN S.A.	96.18%
Employees	3.82%

As at 31 December 2001, the capital stood at PLN 9,717 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- wholesale and retail sale of solid, liquid and gas fuels and service fluids for motor vehicles.

The number of employees as at 31 December 2001 was 105. In 2001, sales amounted to PLN 24,530 thousand and net profit to PLN 1,478 thousand. Year 2001 was the first full year of company's operations.

- **ORLEN Transport Szczecin Sp. z o.o.**

ORLEN Transport Szczecin Sp. z o.o. of Szczecin was entered in the Commercial Register on 15 June 2000 and commenced operations as a subsidiary company within the PKN ORLEN S.A. Capital Group on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego. On 31 December 2001 the share capital of the company was PLN 3,424 thousand.

The company's shareholders are:

PKN ORLEN S.A.	99.56%
Employees	0.44%

As at 31 December 2001, the capital stood at PLN 4,507 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- wholesale and retail sale of solid, liquid and gas fuels and service fluids for motor vehicles.

The number of employees as at 31 December 2001 was 49. In 2001, sales amounted to PLN 6,274 thousand and net profit to PLN 808 thousand. Year 2001 was the first full year of company's operations.

- **ORLEN Transport Warszawa Sp. z o.o.**

ORLEN Transport Warszawa Sp. z o.o. of Moscicka was entered in the Commercial Register on 7 June 2000 and commenced operations as a subsidiary company within the PKN ORLEN S.A. Capital Group on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego. On 31 December 2001 the share capital of the company was PLN 6,291 thousand.

The company's shareholders are:

PKN ORLEN S.A.	94.49%
Employees	5.51%

As at 31 December 2001, the capital stood at PLN 6,468 thousand.

The Company's business activities include:

- Sales, service and repair of motor vehicles.
- Road transport of passengers and freight.
- Wholesale and retail sale of solid, liquid and gas fuels and service fluids for motor vehicles.

The number of employees as at 31 December 2001 was 102. In 2001, sales amounted to PLN 10,649 thousand and net profit to PLN 740 thousand. Year 2001 was the first full year of company's operations.

- **ORLEN KolTrans Sp. z o.o.**

ORLEN KolTrans Sp. z o.o. was entered in the Commercial Register on 13 December 2000 and commenced operations as a subsidiary company within the PKN ORLEN S.A. Capital Group at the beginning of 2001. The company was established on the basis of the assets of the former Zaklad Ekspedycji Kolejowej.

On 31 December 2001 the share capital of the company was PLN 40,859 thousand.

The company's shareholders are:

PKN ORLEN S.A.	99.85%
Employees	0.15%

As at 31 December 2001, the capital stood at PLN 41,653 thousand.

The company's business activities include the railroad servicing of loading and reloading points as well as the transport of the Parent Company's products.

The number of employees as at 31 December 2001 was 35.

In 2001, sales amounted to PLN 15,034 thousand and net profit to PLN 794 thousand. Year 2001 was the first full year of company's operations.

- **ORLEN Powiernik Sp. z o.o.**

The company was entered in the Commercial Register on 19 July 2000. On 31 December 2001 the company's capital stock was PLN 4 thousand. PKN ORLEN S.A. is the company's sole shareholder.

As at 31 December 2001, the capital stood at PLN 230,348 thousand.

The company is involved in the provision of depositary services to the benefit of PKN ORLEN S.A. in relation with the implementation of the Management Stock Option Scheme.

The number of employees as at 31 December 2001 was 2. Net profit for the year reached PLN 30 thousand and was 100% higher than year before.

- **ORLEN Budonaft Sp. z o.o.**

The company was entered in the Commercial Register on 1 February 1997. On 31 December 2001 the capital stock was PLN 3,795 thousand. PKN ORLEN S.A. is the sole shareholder in the company.

As at 31 December 2001, the capital stood at PLN 5,122 thousand.

The company is involved in the provision of services with regard to the construction of service stations.

The number of employees as at 31 December 2001 was 259.

In 2001 the company recorded sales of PLN 45,010 thousand and net loss of PLN 2,068 thousand.

- **Petro-Oil Sp. z o.o.**

Petro-Oil Sp. z o.o. was entered in the Commercial Register on 31 August 1998. At 31 December 2001 the company's capital stock equalled PLN 14 million.

The company's shareholders are:

PKN ORLEN S.A	9.01%
Rafineria Trzebinia S.A.	75.57%
Rafineria Nafty Jedlicze S.A.	7.71%
Rafineria Czechowice S.A.	7.71%

On 25 March 2002 increase in share capital, which now amounts to PLN 43,558 thousand, was registered.

As at 31 December 2001, the capital stood at PLN 20,981 thousand. Stake of PKN ORLEN SA Capital Group in Petro-Oil's share capital was 92%.

The Company's business activities include:

- production and sales of chemicals, lubricating oils, oil bases, and liquid fuels.
- trade in chemicals, refinery products and petrochemicals in Poland and abroad.
- services, including warehousing, transportation and R&D services.
- technical advisory services.

The number of employees as at 31 December 2001 was 174.

Petro-Oil Sp. z o.o. achieved net profit of PLN 253 thousand while the previous financial year was closed with a profit of PLN 7,315 thousand.

Petro-Oil Sp. z o.o. holds shares in 10 associated companies..

1.3.2. Consolidated associated companies.

The associated companies consolidated within the PKN ORLEN S.A. Capital Group are:

- **Flexpol Sp. z o.o.**

Flexpol Sp. z o.o. was entered in the Commercial Register on 3 January 2000. The company's capital stock as at 31 December 2000 was PLN 12 million. The company's shareholders are:

PKN ORLEN S.A. – 40%

ZML Kety S.A. – 60%.

As at 31 December 2001, the capital stood at PLN 16,634 thousand.

Flexpol Sp. z o.o. is involved in the production of foil.

The number of employees as at 31 December 2001 was 112.

As at the end of 2001 the company generated sales in the amount of PLN 62,629 thousand and net profit of PLN 4,634 thousand that is about 50% higher than year before..

- **Naftoport Sp. z o.o.**

The company was registered on 17 July 1991. Naftoport Sp. z o.o. is the largest operator of imported crude oil reloading facilities for ships in Poland. On 31 December 2001 the capital stock was PLN 45,942 thousand.

The company's shareholders are:

PKN ORLEN S.A.	48.71%
Rafineria Gdanska S.A.	25.64%
PERN S.A.	17.95%
"PORT POLNOCNY" Sp. z o.o.	3.85%
J&S SERVICE AND INVESTMENT Ltd.	3.85%

As at 31 December 2001, the capital stood at PLN 104,560 thousand.

The company's main business is the reloading of crude oil and oil products for Polish refineries. Naftoport's reloading capacity is 23 million tons of crude oil a year.

The number of employees as at 31 December 2001 was 21.

In 2001, the company generated a net profit of PLN 20,974 thousand i.e. an increase of 115% as compared with 2000.

- **Chemiepetrol Sp. z o.o.**

Chemiepetrol Sp. z o.o. was established on 1 January 1984. PKN ORLEN S.A. purchased shares in the company on 28 April 1993. On 31 December 2001 the share capital of the company was DEM 100 thousand.

The company's shareholders are:

PKN ORLEN S.A.	20%
CIECH S.A.	60%
Jurgen Kleiner	20%

As at 31 December 2001, the capital stood at DEM 1,872 thousand.

The company business activities include trading and agency services in all types of goods, in particular foreign trade in chemical products.

The number of employees as at 31 December 2001 was 10.

Chemiepetrol Sp. z o.o. closed the year 2001 with a net profit of DM 332 thousand. This result constitutes 69% of the profit achieved in the previous year.

1.3.3. Unconsolidated company of significant importance to the PKN ORLEN S.A. Capital Group – Polkomtel S.A.

Polkomtel S.A. is one of Poland's GSM mobile telephony operators in the GSM 900 and DCS 1800 systems. The company was established on 19 December 1995. As at 31 December 2001, its share capital was PLN 2,050,000 thousand. As at the same date, the Parent Company's interest in the company stood at 19.61% of the share capital and amounted to PLN 436,495 thousand. Since 23 February 1996 Polkomtel S.A. has been one of the three entities which have a licence for the development of a GSM mobile telephony network. On 1 October 1996 the company commenced its commercial activity under the trade name of Plus GSM.

The company's shareholders are:

PKN ORLEN S.A.	19.61%
KGHM Polska Miedz S.A.	19.61%
Tele Danmark A/S	19.61%
Vodafone Americas Asia, Inc.	19.61%
Polskie Sieci Elektroenergetyczne S.A.	16.05%
Weglokoks S.A.	4.00%
Tel-Energo S.A.	1.01%
Tel Bank S.A.	0.50%

The Company's business activities include:

- design, installation, operation, and management of a GSM system.
- provision of mobile telephony services.
- sales of GSM-related products and services.

Since 20 December 2000 the Company has had a licence for the provision of the third generation UMTS mobile telephony services.

According to Polkomtel S.A. strategy agreed on General Shareholders Meeting investments in the development of third generation UMTS mobile telephony network will be financed from company's own as well as external sources. First steps towards realization of this strategy was increase in Company's share capitals by PLN 550 million and a PLN 500 million loan granted by all shareholders in proportion to their stakes. PKN ORLEN's share was PLN 98,050 thousand.

II. CHANGES IN THE ORGANISATION AND MANAGEMENT RULES FOR COMPANIES OF CAPITAL GROUP AND INFLUENCE OF EXTERNAL / INTERNAL FACTORS ON FUNCTIONING OF CAPITAL GROUP

PKN ORLEN S.A. (PKN ORLEN S.A., The Company) commenced year 2001 under new organizational structure implemented after liquidation of its Branches.

Organisational structure of PKN ORLEN S.A. is comprised of Main Plant in Plock and 12 Regional Organizational Units (Regions) with offices in Bialystok, Gdansk, Katowice, Krakow, Lublin, Nowa Wies Wielka, Plock, Poznan, Rzeszow, Szczecin, Warszawa and Wroclaw having the status of an employer within the meaning of Art. 3 of the Labour Code. Regional Organizational Units (Regions) are composed of Regional Wholesale and Logistics Offices, Regional Retail Trade Offices, Regional Investment and Maintenance Offices and Regional Financial Offices / Financial Offices.

On 8 February 2002 by virtue of the decision of the Supervisory Board, Andrzej Modrzejewski was dismissed from the position of the President of the Management Board, General Director, Jaroslaw Tyc from the position of the Vice-President of the Management Board, the Retail Trade Director and Andrzej Dretkiewicz from the position of the member of the Management Board, Wholesale Trade Director.

On that day, Zbigniew Wrobel was appointed the President of the Management Board, General Director, Slawomir Golonka was appointed Vice-President of the Management Board and Andrzej Ernest Macenowicz was appointed the member of the Management Board. In connection with the appointment for the position of the Vice-President of the Management Board, Slawomir Golonka was dismissed from the Supervisory Board of Dominant Company.

During its session on 7 March 2002 the Supervisory Board of Dominant Company made another changes in the composition of the Management Board, decreasing number of its members from seven to five. Consequently, the following members of the Management Board were dismissed from their positions: Czeslaw Bugaj from the position of the member of the Management Board, Production Director, Wladyslaw Wawak from the position of the member of the Management Board - Development and Technology Director and Wojciech Weiss from the position of the member of the Management Board - Employee and Restructuring Director.

Additionally, Janusz Wisniewski was appointed to the Management Board and took the position of the Vice-President of the Management Board. Moreover, the Supervisory Board appointed Andrzej Ernest Macenowicz the Vice-President of the Management Board, who hitherto held position of the member of the Management Board. In connection with the above information, the Management Board of Dominant Company is presently composed of 5 people:

- Zbigniew Wrobel, President of the Management Board;
- Krzysztof Cetnar, Vice-President of the Management Board, Economic and Financial Director;
- Slawomir Golonka, Vice-President of the Management Board, Sales Director;

- Andrzej Ernest Macenowicz, Vice-President of the Management Board, Human Resources and Management Systems Director;
- Janusz Wisniewski, Vice-President of the Management Board, Development and Production Director.

In 2001 process of merging three LPG companies: Petrogaz Hrubieszow Sp. z o.o., Petrogaz Jaworzno Sp. z o.o. and Petrogaz Redaki Sp. z o.o. with ORLEN Petrogaz Plock Sp. z o.o. was continued. The merger was aimed at eliminating of internal competition, costs reduction and increase of profitability of PKN ORLEN's gas assets.

Functioning of PKN ORLEN S.A. Capital Group is significantly influenced by a number of external factors as well as internal events undertaken in order to provide high economic efficiency:

The most important external factors that have an impact on the results of PKN ORLEN S.A. are the following:

- Economic growth trends

In 2001, further slowdown of the economic growth was observed in the Polish economy. The economic growth rate reached the level of 1.1% GDP, compared to 4.1% in 2000. The slow economic growth is mainly the result of decreasing domestic demand caused by decreasing consumption of goods and services by society. Demand for products of all the companies within Capital Group is correlated with economic growth rate.

- Growth of unemployment rate and reduction of households' consumption

The weakening enterprise activity and reduction of investment level are two of the reasons of unemployment rate growth. The unemployment rate at the end of the year 2001 reached an uppermost level of 17.4% of the overall workforce. In this situation, reduction of households' consumption is justified and results from low salaries and growing unemployment.

- Inflation

Yearly average rate of inflation in 2001 amounted to 5.5% and was considerably lower in comparison with the year 2000 rate (10.1%).

- Lifting of tariffs on fuel imports

In September 2000 the tariffs on fuel imports to Poland were entirely lifted. The year 2001 was the first full financial period, in which PKN ORLEN S.A. operated under conditions of free competition i.e. without existence of customs protection. Lifting of import tariffs and administrative barriers concerning imports of fuels facilitated the growth of competition in Polish oil sector.

- Fluctuations of prices of crude oil and refinery products

The result of PKN ORLEN S.A. Capital Group operations depends to a large degree on the level of refining margin. Refining margin achieved by the Company, in turn, depends on changes of finished products prices and crude oil prices. Large fluctuations of oil prices were characteristic for the year 2001, which led to reduction of the Company's costs of operations. The average price of Brent crude oil felt by 14% in comparison to the year 2000 to the level of USD 24.47 per barrel in the year 2001. On the other hand, significant decrease of margins from the quotations of the products had a negative impact on results achieved by the Company. Refinery margin for Ural crude oil in the period discussed above decreased by 36.7% to the level of USD 2.09 per barrel and for Brent crude oil by 57.8% to the level of USD 0.76 per barrel (according to the Merrill Lynch study).

- Exchange rate fluctuations

PKN ORLEN S.A. purchases the majority of crude oil and other raw materials in US dollars and Euro while the major part of sales revenue is made in Polish zlotys. As a result of the above trends, the exchange rate fluctuations of Polish zloty against foreign currencies influence considerably the financial results of the Capital Group. Annual average USD exchange rate decreased by 5.7% to the level of PLN 4.0978 (calculated as an arithmetic average of daily exchange rates published by the National Bank of Poland between 1 January and 31 December 2001). The exchange rate fluctuations have a significant impact on sales revenue (by means of adjusting the prices by the Company on the basis of import parity), costs of crude oil and other raw materials as well as financial costs of debts expressed in foreign currencies.

- Changes in fiscal policy

Corporate income tax rate for the year 2001 equalled to 28%. During the year 2001 excise tax rates were increased twice (on 1 January and 1 June 2001). Each rise in unit fuel price reduces the demand on the Company's products. Combined with present situation of the Polish economy it essentially influences the financial results of PKN ORLEN S.A.

Producers and importers of liquid fuels are obligated by law to maintain compulsory stock of fuel. Every year level of stock maintained by companies grows to the point it reaches minimum level required by the law.

New law has been imposed on regeneration of used oils in order to organize used oil market. For all used oils Polish Standard PN C/ 96050 is in effect which means that all used oils must be regenerated.

Dominant Company plans to manufacture bio-fuels as soon as legal conditions guarantee that this type of activity is profitable.

- Drop of car sales

The drop of car sales should be treated as a steady trend on the Polish automobile market. It is already the second year of shrinkage of the car market in Poland. Large costs of car maintenance and still high interest rates of credits are the main reason behind the collapse on the new cars' market.

- Situation in agriculture and construction industry

Demand for fertilizer is determined by the financial situation of the polish agriculture. Intensifying stagnation in the farming industry is the cause of slump in demand for fertilizer. In the same way situation in construction industry is a requisite of demand for PVC and plastic products from Anwil SA. PVC and plastic products are used mainly in production of pipes, cables and construction profiles.

- Competition

Good competitive position of PKN ORLEN S.A. on the Polish market stems from the wide use of own logistic infrastructure, thanks to which the Company exercises a cost advantage over its competitors. Some Group companies dealing with gas market face increasing competition from importers of gas.

Among the internal factors influencing Company's results in 2001, the following should be mentioned:

- Card programmes development

Card programs realized by the Dominant Company obtained clients approval. By the end of the year Vitay programme was introduced in over 1200 own stations and 31 franchise outlets (in the year 2001 the company issued 1,790 thousands of cards) while fleet card system attracted 986 fleets. From the beginning of existence of above products 1,950 thousand members joined Vitay programme and 1,050 fleets joined "Flota Polska" programme.
Vitay programme became the most recognizable loyalty programme, gaining the most members. It is estimated that as much as 50% of retail sales are currently realized by the participants of the programme.
Additionally, together with the implementation of the most advanced technology related to chip cards, the perception of PKN ORLEN among clients will change.

- Rebranding

In the year 2001 the company started the process of rebranding in order to introduce consistent image of PKN ORLEN stations. According to the plan rebranding concerns all petrol stations which are not aimed to be sold, leased or liquidated. In the year 2001 the new brand was introduced in 26 outlets.

- Investment programme.

Launch of the intensified installation DRW III will have significant impact on production quantity of Dominant Company. This way PKN ORLEN's crude oil processing capacity will rise from the level of 13.5 million tons to 17.8 million tones a year. The main effect of launching the installation DRW III will be the decrease in unit costs of crude oil processing.

In Anwil SA investment in polyvinyl chloride complex has been finished increasing capacity of PVC installations to the level of 300 thousand tons per year. Moreover, the Company introduced new type of sulphur-chalk under brand name CANWIL S (for Scandinavian market mainly) and new type of light panels under brand name ANWIPOR LIGHT as a reaction to customers' expectations.

- Implementation of the Profit Improvement Programme

The Profit Improvement Programme realized for past two years with English firm KBC allowed the company to decrease the costs by USD 45 million. The programme encompasses the modification of the technological procedures and optimisation of production capacity of the installations.

- Cost reduction programme for companies of Capital Group

The goal of the programme is:

- extension of maintenance cycle of several installations connected to extension and modernization of installations
- retention of dynamics in extension and modernization activities in order to achieve proper cost-based competitive position
- optimising of employment structure resulting from restructuring activities
- improvement of fixed assets utilization by sale or lease of redundant warehouse bases and service stations
- decrease of energy usage in the process of ammonia manufacturing
- increase of absorption process efficiency by modernization of absorption column
- extension of CANWIL installation working capacity and development of new CANWIL S product (sulphur-chalk) in Anwil SA
- finish of Group's companies restructuring, particularly in areas of management, organizational and capital structure
- further activities aimed at privatisation of service companies established as a result of restructuring process
- consistent implementation of cost reduction programme in order to improve economic results in 2002
- regaining lost market share on lubricates market
- access to raw materials other than used oils in order to maximize utilization of hydro refining installation

- Change in the rules of functioning for Company's own service stations

In the previous year the Company took over sales of non-petrochemical products on own service stations. As a result PKN ORLEN SA realizes higher margins than commissions paid previously by franchise holders. Furthermore the purchasing was centralized which allowed the Company to profit from higher rebates and discounts.

- Quality bonuses (excise relief)

As the result of introducing into production gasoline with ethanol, the Company used excise relief concerning this product in the amount of PLN 91 per 1000 litres. Additionally at the end of December 2000 the company launched diesel oil, Ekodiesel Plus 50, which exceeds current European requirements and which decreased excise liabilities by PLN 42-46 per 1000 litres as compared to the excise imposed on products containing more sulphur.

III. CURRENT AND PROJECTED FINANCIAL POSITION OF CAPITAL GROUP

3.1 Production

In 2001 Group's crude oil refining amounted to 12,878 thousand tons and was by 187 thousand tons or (1.4%) lower than the corresponding figure for 2001. The majority of crude oil processed was Russian mid-sulphur crude oil, while the share of Brent-type low-sulphur crude oils (extracted in the Baltic Sea region) decreased. Reduction of share of low-sulphur oil results mainly from the optimal utilization of capacity of hydrorefining and hydrocracking installations as well as improvements in Dominant Company's Lubricous Division, which processes 96% of raw materials in the Group.

The main factors determining production processes in PKN ORLEN in the year 2001 were:

- change of crude oil production mix (reduction of share of low-sulphur crude oil),
- change in the structure of demand for oil products (reduction of share of low-sulphur crude oil),
- improvement of quality of engine fuels – only unleaded petrol and diesel oil containing sulphur at the level of <50 ppm were produced
- falling crude oil price,
- launching production of engine gasoline with etylotributylene ether (EETB),
- uninterrupted work of elementary production installations,
- idle time of petrochemical complex,
- production costs optimising – realization and finish of Profit Improvement Program implementation.

3.2 Information about core products and services, supply and sale markets of companies of Capital group

Information about core products and services, supply and sale markets of companies of Capital group is disclosed in the Description Notes.

3.3 Financial resources management

In the year 2001 the decrease in financial indebtedness and in the net financial liabilities of the Group took place. Net liabilities on loans, credits and debt securities (after a deduction of cash and short-term investments) to capital ratio fell from 35.9% in 2000 to 34.3% in 2001.

In 2001 the Company extensively used short-term loans both in the form of working capital loans and credits lines on current account granted by Polish banks. Additionally Dominant Company issued short-term bonds as a part of bond issue programme.

PKN ORLEN SA did not grant loans and guarantees to other entities of the Capital Group. The total amount of

sureties granted by the company to companies of the Capital Group amounted to PLN 95,297 thousand granted to subsidiaries as at 31 December 2001

Information concerning maturity dates of loans and credits contracted by PKN ORLEN S.A. Capital Group was presented in Notes 20D and 21C to the Consolidated Financial Statements of PKN ORLEN S.A. Capital Group for 2001.

3.3.1 Loans, sureties and guarantees granted to employees and companies of the Capital Group

The value of credits granted by PKN ORLEN S.A. in 2001 from the privatisation fund, to be used for the purchase of shares in the companies established as a result of the PKN ORLEN S.A. restructuring, was PLN 1,015.1 thousand (excluding interest). The credits were granted for five years.

As at 31 December 2001, the balance of credits granted to the Company's current and retired employees from the Employee Social Benefit Fund was PLN 24,038.7 thousand PLN while the balance of credits granted to the employees of the consolidated companies of the Capital Group, which concluded with PKN ORLEN S.A. agreements on conducting joint activities with respect to social benefits was PLN 3,637.8 thousand.

In the year 2001 PKN ORLEN S.A. did not grant loans, guarantees, sureties and other agreements obligating to service the Company, to the management and supervisory staff and their spouses, siblings, descendants and their other relatives. As at 31 December 2001 there were no loans granted to the members of the Board of directors and the Supervisory Board.

Other companies of the Capital Group granted following loans, guarantees and sureties:

- **Rafineria Trzebinia S.A.**

In 2001 79 loans (in total PLN 363 thousand) were granted to employees for construction or refurbishing of houses and flats with repayment time up to 8 and 3 years respectively. As at 31 December 2001 granted sureties amounted to PLN 18,836 thousand.

- **Anwil S.A.**

In 2001 Anwil granted PLN 320 thousand loan to its subsidiary. Repayment is going to be finished in December 2003. Furthermore the Company granted PLN 2,650 thousand in sureties for two of its subsidiaries' liabilities. As at 31 December 2001 those liabilities amounted to 1,674 thousand.

- **Rafineria Nafty Jedlicze S.A.**

The Company assured to up to PLN 600 thousand working capital loan in amount of PLN 1 million. The surety expires on 4 October 2002.

- **Petro-Oil Sp. z o.o.**

In 2001 the Company met an additional payment to capital share of Petro Oil Lubelskie Centrum Sprzedazy Sp. z o.o. located in Lublin in amount of PLN 240 thousand. By doing this Petro Oil Sp. z o.o. maintained its stake at 24%.

Remaining companies of Capital Group did not grant loans, guarantees or sureties to the management and supervisory staff and their spouses, siblings, descendants and their other relatives.

3.3.2 Bond issue

Bond issuance became a new instrument of financing used by Dominant Company. The most important event was to sign at 25 May 2001 the agreement: Bonds Issue Program with the syndicate of three polish banks: Bank Handlowy w Warszawie S.A., Bank Pekao S.A. and BRE S.A.

Under the agreement the Dominant Company has ability to conduct a repeated issue of bonds (3-months zero-coupon bonds with rolling option) limited to PLN 700 million at all times.

Because of the characteristics of polish securities market only short – term bonds were issued as a part of the Programme.

The proceedings from the issue were used to redeem the due tranches and to finance current activities of the Company. As at the end of 2001, the indebtedness of the Company resulting from the issue of the Commercial papers amounted to PLN 390 million.

Apart from Dominant Company in the Capital Group there were no companies that issued commercial papers.

3.3.3 Financial resources management

As a result of lack of surplus financial resources in the course of the whole year, the Company made practically no short-term financial investments. The funds generated by the current operation activities were chiefly used for repayment of liabilities of current account credit lines or entered onto automatic overnight bank deposits.

The Dominant Company pays great attention to effective cash flow management, both concerning its own accounts and the Capital Group. A new system of reciprocal concentration of financial resources among companies of Capital Group was launched in February 2001. The formula of signing documentations allows the Capital group companies to gradually enter the agreement and flexible share of achieved advantages.

Companies instantly optimise financing of operating activities. Investments are financed according to plans and base on credit agreements concluded for specific projects. Temporary surplus financial resources are located on bank accounts or in securities.

Majority of companies of Capital Group pays their liabilities timely and has good financial liquidity allowing use of working capital and investment loans.

Rules of financial resources investing were unified within Capital Group in order to assure that investments are both

secure and profitable.

Surplus financial resources may be invested in banks, particularly within Group's Financial Resources Concentration System, in commercial papers, State Treasury bonds, Dominant Company's securities or bonds issued by other companies, Reverse-Repo operations.

In order to maximize effectiveness of financial resources management each company chooses optimal investment based on analysis of possible benefits and associated risks.

3.4 Income statement

3.4.1 Revenues and costs

In 2001, the Capital Group sales of finished products, goods for resale and materials amounted to PLN 25,878,496 thousand. In comparison to the figures for 2000, the sales decreased by 3.7%. The decrease was mainly caused by drop in crude oil prices on the markets world-wide (gasoline by 16%, diesel oil and Ekoterm by 15%). Moreover, the average PLN/USD exchange rate in the year 2001 was 4.0978 (calculated as an arithmetic average of exchange rates published by the National Bank of Poland daily between 1 January and 31 December 2001) that is 0,25 PLN lower that the average of 2000. Both factors, combined with calculation of product prices based upon import parity, were fundamental causes of the decrease in Dominant Company's sales revenues. As a result share of Dominant Company in Group's sales revenues felt from 93.4% in 2000 to 90.7% in 2001.

In the year 2001 costs of operational activity amounted to PLN 25,276,424 thousand. Level of costs was similar to the costs incurred in the year 2000 (increase by 1,7%). In the year 2001 costs of sold products, goods for resale and materials reached the level of PLN 14,130,888 thousand falling by 5.8% in comparison to the previous year. In the year 2001, compared to the 12 months of former year, selling expenses rose by 6.4% (i.e. PLN 624,373 thousand) to the level of PLN 10,340,895 thousand resulting from two increases in excise duty. General administration expenses increased by PLN 187,959 thousand to the amount of PLN 804,641 thousand, as compared to the equivalent period of the previous year.

The structure of operation costs in the years 2000 and 2001 was as follows:

Cost by type	2000	2001
Materials and energy	52.3%	45.6%
External services	5.6%	6.1%
Taxes	35.0%	39.1%
Wages and salaries	2.6%	3.4%
Payroll related expenses	0.6%	0.8%
Depreciation	3.2%	4.1%
Other	0.7%	0.9%

Costs by type incurred by the PKN ORLEN Capital Group in 2001 amounted to PLN 23.237.967 thousand and thus were lower by 5,2% as compared to the previous year.

The decrease in costs by type by PLN 1.271.436 thousand was primarily caused by lower usage of materials and energy (by 17.4%), which resulted from the 1.4% decrease in crude oil price and decrease in crude processing level. The average price of Brent crude oil equalled USD 24.47 per barrel in 2001, while in 2000 it had been USD 28.52 per barrel. This all resulted in large drop of share constituted by crude oil processing costs within overall costs by type, amounting to 38.1% in 2001 in comparison with 44.8% in the previous year. Over the analysed period, the rates of excise duty were raised twice, which brought a 5.9% increase of the costs of taxes to the level of PLN 9,093,982 thousand. The investments in fixed assets conducted in the year 2001 led to the increase of depreciation by 22.3% as compared to 2000.

3.4.2 Profit on sales

In 2001, the Capital Group recorded profit on sales in the amount of PLN 602,071 thousand, i.e. 60.5% lower than the profit generated in the previous year. Such a low profit on sales, mainly in Dominant Company, was primarily caused by external factors:

- decrease in fuel prices on global markets in 2001 in comparison to the previous year (Euro super 95 decreased by 16%, diesel oil and Ekoterm decreased by 15%), which resulted in decrease in sales revenues.
- lower refining margin quotation on fuel in comparison to 2000:
  - gasoline – average decrease from USD 96.65 per ton to USD 72.09 per ton,
  - Diesel oil – average decrease from USD 62.61 per ton to USD 51.94 per ton,
  - Ekoterm – average decrease from USD 45.29 per ton to USD 38.11 per ton,
- decrease of refining margins in 2001 by 36.7% to the level of USD 2.09 per barrel computed on basis of Ural crude oil and by 57.8% to the level of USD 0.76 per barrel (according to Merril Lynch's report).
- decrease in average exchange rate of USD by 5.7%
- decreasing trend of crude oil prices from USD 28.52 per barrel in 2000 to USD 24.47 per barrel in 2001, which had negative impact on the results in connection with stock valuation methods used by the Company (delay in transferring the changes in crude oil prices to the final goods prices).

.As a result of above Dominant Company's share in the result on sales felt from 88.2% in 2000 to 75.2% in 2001.

In comparison to a loss on other operating activities in the year 2000, which amounted to PLN 96,035 thousand, in the year 2001 the Company generated profit on those activities in the amount of PLN 58,449 thousand. The increase resulted from the releases of provisions which had been created for:

– environmental costs and effects of pollution removal - PLN 102,538 thousand,

– penalty imposed by OPCC as the result of favourable court decision - PLN 40 million

In 2001 the company generated a loss on financial activities in the amount of PLN 267,026 thousand and was lower by PLN 77.816 (i.e. 22.6%) than the loss in 2000. The decrease in generated loss resulted from sale of Dominant Company's stake in BOS SA Gross profit on this transaction amounted to PLN 46,651 thousand.

Unusual events resulted in gains in amount of PLN 6,076 thousand while in 2000 if was PLN 34,902 thousand.

As the consequence of generated results on particular activities, PKN ORLEN SA Capital Group achieved net profit of PLN 343,053 thousand, which composes 42.6% of gross profit generated in the year 2000.

3.5 Balance Sheet characteristics including perspective of Capital Group's liquidity

3.5.1 Balance Sheet

As at 31 December 2001, the Group's total assets were PLN 14,086,048 thousand, that is by PLN 481,599 thousand or 3.5% more than as at 31 December 2000. At the same time share of Dominant Company in total assets felt down to 85.0% from 92.2% year before. It was due to different method of consolidation applied to Anwil SA in this year as Anwil became Dominant Company's subsidiary.

The dynamics of major assets and liabilities groups attests to:

- fixed assets grew by 13% to PLN 9,474,296 thousand as a result of increase in tangible fixed assets by 15.4%
- current assets fell by PLN 595,557 thousand or 13.1% to the level of PLN 3,967,632 thousand primarily as a consequence of the decrease in inventories by PLN 520,966 thousand. The main reason of the decrease in inventories was a price decrease of crude oil, which affects the value of inventories. Short term receivables decreased in the course of the year by 5.9% while cash increased by 15.4% to PLN 203,412 thousand
- equity capital grew by PLN 332,983 thousand up to PLN 7,419,130 thousand which is mainly the effect of net income generated by the Group during 2001.
- liabilities fell by PLN 312,358 thousand down to PLN 4,986,183 thousand. An analysis of the liability structure reveals the decrease in bonds, short and long term bank loans by PLN 142,718 thousand as well as decrease in trade payables by PLN 349,054 thousand. Level of long-term liabilities within total liabilities slightly increased from 23.3% in 2000 to 25.3% in 2001.

3.5.2 Financial ratios

Financial situation of the PKN ORLEN SA Capital Group remains stable and safe as far as financial liquidity i.e. ability to pay liabilities timely is concerned. At the end of 2001, current ratio (calculated as current assets divided by short-term creditors) was at the level of 1.07 whereas quick ratio (calculated as current assets less stock divided by short-term creditors) equalled 0.48. In comparison to the previous year current ratio decreased

slightly as the result of bigger decrease in current assets than in short-term liabilities. Prolonged terms of payments for raw materials combined with relatively short receivables collection period allow the Capital Group to finance its liabilities from current cash inflows.

At the end of 2001 the indebtedness ratios of the company improved. The net financial debt of the Company's capital (loans, credits and debt securities less cash and short-term investments in relation to capital) decreased from 35.9% in the year 2000 to 34.3% at the end of 2001. In comparison to respective period of 2000 in 2001 operating capital (current assets less current liabilities) decreased by PLN 255,700 thousand mainly as a result of bigger decrease in crude oil price than in current liabilities.

Dominant Company in comparison to the entire Capital Group

Dominant Company significantly influences results achieved by the Capital Group. However, Dominant Company's share in Group's results tends to fall.

(in PLN thousands)

Description	PKN ORLEN S.A.		Capital Group		Share of PKN ORLEN S.A. in the Capital Group	
	2000	2001	2000	2001	2000	2001
Total assets	12,542,911	11,974,767	13,604,449	14,086,048	92.2%	85.0%
Sales of finished products and goods for resale	25,095,007	23,467,154	26,859,907	25,878,495	93.4%	90.7%
Net profit	700,830	248,026	804,850	343,053	87.1%	72.3%

The above figures indicate that Dominant Company still has significant influence on basic economic parameters of the Group.

3.6 Description of important off-balance sheet items of the Capital Group

As at 31 December 2001 total amount of guarantees and sureties granted to subsidiaries amounted to PLN 95,297 thousand whereas those granted to other companies amounted to PLN 4,534 thousand. Other off-balance sheet liabilities amounted to PLN 50,227 thousand, of which most important are:

- Enerco – Industrie complaint of PLN 22,736 thousand, which includes, according to the plaintiff, amounts due to the right subject from not contributed value of share (PLN 5 million) and interest (PLN 17,736 thousand),
- complaint of individuals relating to the fee for an inventive project in the amount of PLN 22,140 thousand,
- complaint of an individual due to an accident of a family member and against three parties of PLN 900 thousand.

3.7 Important events affecting Capital Group's operations in 2001 or following years

The following factors should be considered while assessing financial projections of the Capital Group:

- Fluctuations of crude oil prices which affect the costs incurred by the Group and margins realized on products based on fuel and gas,
- Fluctuations of prices of finished products on worldwide markets, which by import parity affects prices of products made by the Group and simultaneously its revenues,
- decrease in fuel consumption caused by the steady slowdown of the economic growth dynamic, increasing unemployment rate and decrease in population's income.
- stagnation in the farming and construction industry negatively affects operations of companies active on those markets, for example producing PVC or fertilizer
- The exchange rate fluctuations that may lead to an increase of debt servicing costs, purchase costs of crude oil and other raw materials priced in foreign currencies as well as to decrease in revenues
- Economic benefits of the progressing Profit Improvement Programme (PIP) realized in co-operation with KBC in Dominant Company,
- Planned constitution of joint venture company with Basell Europe Holdings B.V., which intends to produce petrochemicals using existing installations. In the year 2005 the company will start to produce raw materials using new installations.
- The steady decrease of CIT rates to the projected 22% in 2004, which reduces the Group's tax burden, and relatively low effective tax rates due to the exercise of investment tax relief.
- The planned increases of excise duty imposed on liquid fuels, which will increase the prices of finished products.

IV. IMPORTANT ACHIEVEMENTS IN THE AREA OF TECHNICAL RESEARCH AND DEVELOPMENT IN CAPITAL GROUP

In 2001 Dominant Company conducted work aimed at identifying and implementing new ecological obligations. All the work is performed in accordance with Environment Management System ISO 14001. In analysed period of time Dominant Company's activities were compliant with established environmental policy. The Company pursues the Ecological Adjustment Programme since 1997. Since then 20 undertakings were concluded, among others:

- 8 in the field of air protection,
- 4 in the field of noise pollution,
- 3 in the field of waste management,
- 5 in the field of sewerage.

In 2001 investments in projects connected to environment protection amounted in Dominant Company to PLN 225.8 million. Another 351 environment protection projects worth PLN 32 million (including investments of PLN 25.5 million) were conducted on service stations, warehouse bases and other plants.

As a part of its Environmental Policy in 2001 the Company participated for the 5th time in a row in the international "Responsible Care" Programme. Main tasks of this initiative include:

1. Co-operation with Regional Center of Ecological Education (RCEE) in Plock.
2. Continuation of co-operation with Rada Programu Restytucji Sokola Wedrownego w Polsce [Council of Program for Migratory Falcon Regeneration in Poland]
3. Activities aimed at implementing Environment Management System ISO 14000 in regional offices of PKN ORLEN S.A
4. Further implementation of Safety and Hygiene of Wood Management System on Reforming Block

Company's achievements in the field of environment protection has been honoured by the Jury of the 3rd edition of Ecological Contest "Friendly to the Environment" organized under the auspices of President of Poland when PKN ORLEN was awarded a title of "Company friendly to the Environment".

Dominant Company does not conduct research and development activities on its own. All necessary work is done by external institutions (research institutes and centres, universities and commercial companies).

The main activities in this field in 2001 included:

1. Contract with English company KBC – Profit Improvement Program through production optimisation
2. Development of production technology of new 98 unleaded gasoline which possess higher utilitarian features done by Instytut Technologii Nafty [Institute for Crude Oil Technology] in Cracow
3. Study over stabilisation of diesel fuel fraction on HOG installations after full replacement of catalysis –

completed by Instytut Chemii i Technologii Nafty i Wegla Politechniki Wroclawskiej [Institute of Chemistry, Crude Oil and Coal Technology of Wroclaw Technical University]

4. Research study: Universal enrichment package for all kinds of fuels concluded by Instytut Technologii Nafty [Institute for Crude Oil Technology] in Krakow
5. Research on: Radiator liquids and concentrates – adjustments of technology to production and trade requirements, conducted by staff of Warsaw Technical University and Plock Refinery
6. Research study: Rectification of water used as a material for production of technical and fire-control water conducted by staff of Warsaw Technical University and Plock Refinery
7. Works conducted by Research and Development Department of Refining Industry in Plock in the field of: refining process, petrochemicals, erosion and corrosion, environmental protection, sewerage management and IT.

Main areas of extension of Dominant Company's technical infrastructure and IT systems in 2001 include:

1. Full integration of Company's SAP R/3 management system with different systems operating on service stations
2. Extension of reporting system, mainly in the retail sales area
3. Implementation of the loyalty cards system
4. Implementation of Internet-based information and documents interchange system
5. Extension of real-time systems to all facilities in the Dominant Company
6. Modernization and unification of infrastructure on all of Dominant Company's service stations
7. Introduction of unified hardware and software service on all service stations
8. Introduction of centralized database which stores information about service stations
9. Implementation of the loyalty cards system based on micro-chip technology for both individual and corporate clients
10. Implementation of data warehouse elements for the purposes of retail sales and wholesale
11. Internet-based purchasing system for service stations encompassing non-petrochemical goods and stationery
12. Enforcement of IT security policy
13. Standardisation of hardware and operating systems
14. Introduction of e-mail and software distribution systems
15. Launch of internal information portal
16. Instant modernization of hardware base
17. Introduction of IT systems costs monitoring
18. Enforcement of ISO standards in the IT management field

Achievements of a few most important companies in the field of development include:

- **Anwil S.A.**

In 2001 the Company continued realization of its 5-year development programme signed by Management Board and Supervisory board. Main goal of this programme is to strengthen Anwil's position in fertilizers and plastics.

Main achievement of 2001 was completion of the Vinyl Chloride Plant modernization and reconstruction. It allowed Anwil to increase its output capacity to 300 thousand tons of vinyl chloride a year.

During the year 2001 Company spent about PLN 171.7 million on investments.

Other achievements include:

- launching of 5th line of stripping in PVC plant being one of the most important achievements of in the programme of increasing production capacity to 300 thousand tons per year
- further activities aimed at reducing energy usage in the process of manufacturing ammonia as well as increase of efficiency of absorption process in nitro acid installation;
- Completion and launch of new, centralized water sewage treatment plant which was a part of bigger investment "Modernisation of water sewage treatment management"

Further works were related to:

- improvement in technology for elimination of ammonian after installation of ammonian lye rectification
- technology of removing nitrogen oxides from exhaust fumes
- implementation of new types of nitre and Canwil
- conception and technical projects concerning usage of surplus heat from Benfield installation
- work on implementation of closed reactor technology
- research on application of initiators in form of water dyspersion
- research on use of unused dissolvent installation

- **Rafineria Nafty Jedlicze S.A.**

More important undertakings concluded in the year 2001:

- development of technology of gear lubricants production based on new generation of economy packages (implementation in December 2001)
- development and launch of production of hydraulic lubricants in two quality classes standard and premium (so called non-zinc lubricants),
- launch of production of "Hydrokop HFA" semi-synthetic emulsifying concentrate for mining industry hydraulics
- development of technology for production of hydraulic oil with washing capabilities for mining industry (anticipates launch date – 2nd quarter of 2002)
- engine tests of U-95 gasoline with own potassium set

- development of technology allowing production of hydraulic lubricants with the help of low-aromatic group II base oils (anticipated launch date – after launch of production of this oils by PKN ORLEN or, on customer's request, based on imported input materials)

- **Rafineria Trzebinia S.A.**

Technical innovations of 2001 include:

- launching of atmospheric furnace which increased efficiency from 75% to 86% and simultaneous decreased emission of nitrate oxides to atmosphere. New furnace enables also use of substitute fuel (light heating oil) in periods of gas usage limitations
- automatic dosage of sodium sub chlorine for the circulating water has been launched.

- **IKS „Solino" S.A.**

IKS Solino's undertakings in 2001:

- construction of new Salt Evaporating Site – development of possible construction variants by Biuro Projektow Energotechnika Krakow;
- development of possible construction variants of LPG warehouses in disused mine workings of Kopalnia Gora;
- development of standalone operations concept of underground crude oil and fuel tank warehouse if customers are unable to pick up brine
- research on possible ways of increase in crude oil and fuel tank warehouse capacity over current (planned and realised) capacity

- **Petro-Oil Sp. z o.o.**

As a result of research projects concluded in 2001 following products were implemented and introduced into sales:

- lubricants to LPG-powered engines based on new mix of Lubrizol Company - Petro-Oil Gas Lubro (mineral) and Petro-Oil Gas Semisynthetic in quality classes SG and SJ
- Petro-Oil Truck CF-4 15W/50 lubricant
- Hydrol® Premium non-zinc hydraulic lubricants in quality classes HM and HV
- Biocem K for oil-water installations maintenance and Biocem M for disinfections
- Pilarol Eko lubricant for chain sews
- semi-synthetic emulsifying concentrate for mining industry Hydrokop® HFA
- Hipol® Super GL-5 oil for mechanical car gear-boxes in stickiness classes SAE 80W/90, 85W/90 and Hipol® Super GL-4 in stickiness classes SAE 80W/90, 80W,

- CD 1 Cold Start Diesel and DAC 43 Clean Gasoline fuel enrichers

The following products are still developed:

- HM-class hydraulic oils based on unified technology of Chevron-Oronite packages
- Hydrol HLP-D 46 hydraulic oil with washing capabilities
- Hydrokop® Synthetic emulsifying concentrate for mining industry
- Emulgol Grind S water-diluted synthetic polishing concentrate,
- semi-synthetic emulsifying concentrate for metal cut off treatment,
- non-emulsifying lubricants for cog-wheels treatment,
- Emultin KZ emulsifying oil for cold-rolling of steel plates having high surface cleanness
- tightening lubricant for tank's flaps
- lubricant for gas taps of industrial installations Hermetex 3

Approvals, opinions and attestations for following products were obtained:

- engine lubricant Petro-Oil Diesel (2) HPDO 20W/50 – approvals: MB, MAN;
- ship oil Petro-Marinol – opinion CBR H. Cegielski;
- hydraulic lubricants Hydrol® L-HM 46 and 68 – approvals: Denison Hydraulics and Cincinnati Machine (only ISO VG 46) – as first company in Poland;
- hydraulic lubricant Hydrol® L-HM 46 – confirmation by Chevron-Oronite fulfilment of standard DIN 51 524 part 2;
- hydraulic lubricant Hydrol® L-HLP-D 46 – confirmation by Chevron-Oronite fulfilment of specification MAN 698;
- confirmation by Chevron-Oronite fulfilment of standard DIN 51 506 by oils for air-compressors class VD-L
- Hipol® Super oil for mechanical car gear-boxes– approvals:
- GL-5 85W/90 – MB, MAN, ZF;
- GL-5 80W/90 – MAN, ZF;
- GL-4 80W/90 – MAN, ZF;
- GL-4 80W – MB, MAN, ZF;
- Biocem K for oil-water installations maintenance and Biocem M for disinfections –PZH attestation;
- emulsifying concentrate for metal cut off treatment Emulgol Mikro – opinion of Instytut Przemyslu Organicznego, branch in Pszczyna;
- lubricant for gas taps of industrial installations Hermetex 3 – attestation of Instytut Gornictwa Naftowego i Gazownictwa;
- fuel enrichers: CD 1 Cold Start Diesel and DAC 43 Clean Gasoline – PZH attestation.

V. ANTICIPATED DEVELOPEMENT OF DOMINANT COMPANY AND CAPITAL GROUP

In the year 2001 long – term development strategy for the years 2001 – 2010 has been worked out and assented. Anticipated directions of development of the whole Capital Group take into account the effects of launching the following operations:

- **Realisation of programme for modernisation of Dominant Company's manufacturing facilities**

The main event in Dominant Company's production activities is going to be launch of the intensified DRW III Crude Distillation Unit. At the same time DRW I Crude Distillation Unit will be permanently shut down. Taking into account both these facts the production capacity of the refinery complex will increase from 13.5 million tons to 17.8 million tons. The main effect of the DRW III launch is going to be decrease in crude oil refining cost-per-unit in Dominant Company.

- **Development of petrochemical part of the Dominant Company**

PKN ORLEN SA undertook recently certain activities aimed at increase of effectiveness of the company's petrochemical part. This part, according to Company's Strategy for the years 2001-2010, is going to be developed by intensification of existing Olefin installations and extension of production capacity of polyethylene and polypropylene. It is perceived as both technically and economically extremely beneficial investment, which attracts interest of world's leading polyolefin producers. Both advantageous economic situation on the petrochemical market and Dominant Company's large production capacity make it reasonable to co-operate in this field with strong partner. To increase Dominant Company's share in petrochemical market a join venture with Basell Europe Holdings BV, worldwide polyolefin producer and distributor, is to be formed. This company is to produce petrochemicals using existing installations and from 2005 using new installations.

- **Effects of the Profit Improvement Programme**

The Profit Improvement Programme implemented with respect to production in co-operation with KBC especially fills PKN ORLEN with pride. It led to reduction of the operating costs by USD 0.40 per barrel of refined crude oil. Until now all the saving programmes resulted with PLN 500 million of benefits, although this level was to be achieved in 2002.

The whole programme comprising refining as well as petrochemical part included about 40 implementations which led, among others, to increase in production capacity of Oil Block by 17%, increase in utilization of Cracking, Hydrocracking and Reforming V installations by 10% and optimal input material selection for Olefin installations.

Further implementation of this programme is likely to result with another PLN 500 million, which will allow the Company to save about PLN 1 billion in three years. As next step, co-operation with Shell Global Solutions is planned with expected savings level of around PLN 100 million in three years and PLN 100 million yearly after this

period. Main areas of co-operation are going to be decrease of factory maintenance cost and optimisation of installations' utilization.

- **Development of market infrastructure**

In the area of market investment the company plans to continue works related to:

- Construction and modernisation of network of gasoline service stations
- rebranding,
- modernisation of warehouse bases ,
- construction of the new warehouse tanks in the Plock complex area for the purposes of wholesale
- construction of long-distance pipelines
- investments in patronage franchise outlets,
- franchising.

- **Increase of retail sales efficiency**

In spite of decrease of demand for fuel in Poland Dominant Company maintained retail sales at the same level as in the year 2000. Another achievement was realization of higher margins on gasoline, diesel oils and non-refinery products, which indicates that rationalization in this area, should be continued. Visible sign of the changes are service stations carrying new PKN ORLEN logo (26 at the end of 2001). Company plans to rebrand all its stations until the end of 2002. Costs are estimated at PLN 65 million.

According to PKN ORLEN's estimates direct effect of rebranding was increase in sales on the stations with ORLEN logo by about 20%. Other effects include the way in which rebranded stations are perceived, especially with respect to fuel quality, service and cleanness. Standardisation of retail outlets anticipates dividing projects of service stations into three categories, unified service and product portfolio. Thanks to unified control over non-refinery products, centralized purchases and category management PKN ORLEN realized substantial growth of effectiveness and margins. At the same time investment and modernization costs per station decreased together with decrease of time needed to completion.

Over the next few years the Company plans to further standardise its stations. Conclusion of new contracts with franchisees is expected in order to unify service levels on associated stations.

- **Loyalty programmes**

Loyalty programmes FLOTA POLSKA and VITAY turned out to be a success. Being popular among millions of drivers, the programmes are boosting retail sales. The VITAY loyalty-card programme proved extremely successful. After nearly one year on the market the number of its participants is currently exceeding two million making it's the leader among distribution networks. It is estimated that as much as 50% of retail sales are currently realized by the

participants of the programmes. FLOTA POLSKA, a loyalty programme for corporate vehicle fleets proved to be successful as well. The share of the FLOTA POLSKA programme in total retail fuel sales of PKN ORLEN amounts to about 4%.

Apart from above products the company launched a new product on the market – so called prepaid cards with value and quantity limits. These cards are characterised by high level of security and have advantages of "electronic purse" The cards might be used by the companies as non-cash form of advance for employees for fuel expenses. In the future PKN ORLEN's loyalty programmes will be focussed on constant gaining of new as well as maintaining present clients of the Company.

- **New rules of management of service stations**

In 2001 the Dominant Company introduced a new standard of agreements for managing its service stations. New, clear model provides cost optimisation for PKN ORLEN on one hand and motivates management for better work through commission system on the other.

According to new agreement trade commissions are separated from other operating costs. Such a solution gives greater bargaining power in negotiations with suppliers of services that in turn leads to reduction of costs. Full control over non-refinery goods sold on service station has been implemented. Control over basic services like car wash and fast food has also been taken over by PKN ORLEN and standardised.

- **Prospects of development for PKN ORLEN Capital Group**

PKN ORLEN's strategy concerning its Capital Group assumes concentration on Companies related directly to core activities and logistical supply of the Dominant Company.

Other areas which are not directly related to refining or petrochemical activities will undergo restructuring and consolidation leading to sale to industry investors. Dominant Company will also select investments with the highest return rates and sell them in order to finance and increase effectiveness of the core activities.

Implementation of this strategy requires the following actions:

- among distribution companies – creating new companies with external investors and consolidation of operating functions
- among production companies – maintaining or gaining of majority shareholding, intensification of co-operation in certain fields of activities
- among financial companies – investing in actives having highest return rates in order to secure future financing sources for core activities.
- among companies established as a result o restructuring – consolidation in chosen industries and privatisation. A few companies from this group will be left off because of specifics of their operations

- among companies in which PKN ORLEN gained shares as a result of debt conversion – sale in short period of time through special Fund organized for this purpose
- modernization and construction of service stations as well as extension of warehouse bases and pipelines
- construction of crude oil and fuel tank plants in unused mines in IKS "Solino" S.A
- Investments with respect to production and processing of the polyvinyl chloride in Anwil S.A.
- projected growth of demand for fertilisers used in agricultural production

In addition to above mentioned the Dominant Company is planning to actively take part in privatisation of oil and chemical industry in Poland and as a result take control over significant companies operating in this sector.

VI. IMPORTANT EVENTS, INCLUDING THE INVESTMENTS WITH A MATERIAL BEARING ON THE CAPITAL GROUP BUSINESS OPERATIONS DURING THE FINANCIAL YEAR AND AFTER APPROVAL OF COMPANY'S FINANCIAL STATEMENT.

Important events concerning Dominant Company reported during financial year and subsequently are a part of its unconsolidated financial statement

Important events concerning remaining companies of the Capital Group include:

- **ORLEN Petrogaz Plock Sp. z o.o.**

In 2001 ORLEN Petrogaz Plock finished process of merging gas sector companies: Petrogaz Hrubieszow Sp. z o.o., Petrogaz Jaworzno Sp. z o.o., Petrogaz Redaki Sp. z o.o., Petrogaz Inowroclaw Sp. z o.o. with ORLEN Petrogaz Plock Sp. z o.o. and LPG distribution sites in Ugoszcz nad Dzierzoniow. ORLEN Petrogaz Plock Sp. z o.o. purchased also shares of Przedsiebiorstwo Gazyfikacji Bezprzewodowaj S.A. located in Plock.

- **Anwil S.A.**

1. During 2001 the following share purchase agreements of Anwil S.A. shares were concluded by Dominant Company: with Polskie Gornictwo Naftowe i Gazownictwo S.A., located in Warsaw, providing for purchase of 1,869,879 registered shares, with BIG Bank Gdanski S.A. providing for purchase of 1,522,095 shares and with State Treasury providing for purchase of 2,100 thousand shares. Currently, the company's shareholders are:

No.	Shareholder	No. of shares	% of share capital
1.	PKN ORLEN S.A.	11,244,817	74.97
2.	Minority shareholders	2,249,739	15.00
3.	State Treasury	750,263	5,00
4.	Zaklad Energetyczny Torun SA located in Torun	559,569	3.73
5.	„Elektrim Kable" SA located in Warsaw	195,612	1.30
TOTAL		15,000,000	100.00

2. In Anwil SA investment in polyvinyl chloride complex has been finished increasing capacity of PVC installations to the level of 300,000 tons per year as well as reducing unit production cost.
3. Modernisation of Central Sewage Treatment Plant for industrial sewage with capacity of 25 thousand cubic meters per day (industrial sewage 13,200 cubic meters per day and rainfall sewage 11,800 cubic meters per day.
4. Launch of V drying installation (PVC complex) which increases drying capacity by 10 milligrams per hour
5. Liquidation of A-13 Solidified Carbon Dioxide Department in Fertilizer Complex. Production was moved to „CarboWil" Sp. z o.o. located in Warszawa
6. Certification by Environment Management System ISO 14001 (on 20 March 2001)

7. Launch of new type of sulphur-chalk under brand name CANWIL S on Scandinavian market. Because of soil composition in Scandinavia demand for this product is very high.
8. Launch of new type of light panels under brand name ANWIPOR LIGHT as a reaction to customers' expectations

- **Petro-Oil Sp. z o.o.**

During the year 2001 the Company took over production of lubricants from refineries in Trzebinia and Czechowice according to below schedule:

1. On 10 October 2001 Petro-Oil leased Lubricants Department and its staff from Rafineria Trzebinia
2. On 1 January 2002 Petro-Oil leased Lubricants Department and its staff from Rafineria Czechowice
3. On 1 January 2002 Rafineria Trzebinia contributed fixed assets of PLN 23,719 thousand and PLN 5,839 thousand in cash

- **Rafineria Trzebinia S.A.**

1. Despite the fact that PLN 25.5 million investment in SUR5.NET Brokerage House was due Rafineria Trzebinia was unable to withdraw its money from the investment. Currently Rafineria Trzebinia is trying to recover the investment by law enforcement proceedings against SUR5.NET and from civil liability insurance indemnity of Rafineria Trzebinia's Management.
2. Rafineria Trzebinia S.A. following an inspection by the Polish Tax Authorities has been charged with underpaying excise tax, VAT which together with interest charges amounted to PLN 113.6 million. The Polish Tax Authorities has questioned the level of allowance for excise tax relating to Rafineria Trzebinia's production of diesel oil containing a component derived from the processing of used oils. After application of company's management, on 7 February 2002 Fiscal Office in Krakow suspended execution of decisions obligating Rafineria Trzebinia to pay PLN 113.6 million.
3. On 25 March 2002 an appeal was lodged to the Fiscal Office in Krakow. In Company Management's view and taking into account obtained legal opinion it is likely that the result of court trial will be favourable. With respect to above amount of PLN 113.6 thousand has not been provided for.
4. On 5 May 2002 ignition of crude oil in storage container occurred at Rafineria Trzebinia S.A. Despite of fire of one of the fuel storage tanks, the refinery operates without any interruption. The situation is controlled by specialist and no danger exists since the fire has been extinguished. Also, no environmental pollution has been detected at the adjacent area. Special inspection searches the cause of the fire, which caused damage initially assessed at about PLN 8 million.

- **Rafineria Jedlicze S.A.**

In 4 Quarter of 2001 Rafineria Jedlicze launched new hydrorefining installation allowing the Company to produce from regenerated used oil lubricants containing less than 0.5% of sulphur. This installation is the last one launched and at the same time the last one in technological cycle of used oil regeneration. This launch ends modernisation of used oil technological cycle, which is now the most modern installation of its kind in Europe fulfilling requirements of European Union.

DESCRIPTION NOTES

1. INFORMATION ON AGREEMENTS MATERIAL TO THE CAPITAL GROUP BUSINESS ACTIVITIES

Agreements concluded by the Dominant Company in 2001:

1. On 29 December 2000, PKN ORLEN S.A. concluded the following agreements:
   - with BP Poland Spolka z o.o. i Spolka, Spolka Jawna. The agreement concerns the sale of gasoline to the BP Poland in 2001. The estimated value of the transaction is PLN 850 million.
   - with BP Poland Spolka z o.o. i Spolka, Spolka Jawna. The agreement concerns the sale of Diesel oil to the BP Poland in 2001. The estimated value of the transaction is PLN 650 million.
   - with STATOIL Polska Spolka z o.o. The agreement concerns the sale of gasoline to the STATOIL Polska Company in 2001. The estimated value of the transaction is PLN 940 million.

2. On 26 January 2001, PKN ORLEN S.A. and Naftobazy Sp. z o.o. concluded a three-year agreement for cooperation, including storage and reloading services related to petroleum products and special liquids. Estimated value of transaction is PLN 100 million a year. The agreement will supersede a few dozen individual agreements, which so far have regulated cooperation between the parties. Therefore, the agreement will enable the standardisation and simplification of the rules governing cooperation related to logistics and storage, which are key areas for PKN ORLEN's activity.

3. PKN ORLEN S.A, based in Plock, concluded the following agreements:

- share purchase agreement concluded with Towarzystwo Finansowe Silesia Sp. z o.o., located in Dabrowa Gornicza, concerning purchase of 2,100 thousand registered shares in the share capital of Anwil S.A., located in Wloclawek, representing in total 14% of the share capital of Anwil S.A. and entitling to 14% of the total votes at the General Shareholders Meeting of Anwil S.A.;

- share purchase agreement concluded with Polskie Gornictwo Naftowe i Gazownictwo S.A., located in Warsaw, providing for purchase of 1,869,879 registered shares in the share capital of Anwil S.A., located in Wloclawek, representing in total 12.47% of the share capital of Anwil S.A. and entitling to 12.47% of the total votes at the General Shareholders Meeting of Anwil S.A.. As a result of the transaction, the PKN ORLEN's interest in Anwil S.A. rose to 64.8%.

4. On 6 June 2001, PKN ORLEN S.A. signed an agreement concerning purchase of 1,522,095 shares of Zaklady Anwil S.A. from BIG Bank Gdanski S.A. The transaction value was PLN 20,589,000. Transfer of ownership of shares and clearing of transaction took place on 12 June 2001. Following the acquisition of the shares, PKN ORLEN's stake in Anwil S.A. increased from 64.82% to 74.97%.

5. Pursuing the policy of diversification of purchases of crude oil on 16 July 2001 PKN ORLEN S.A. has prolonged the agreement with BMP Trading GmbH&Co KG on delivery of the Russian crude oil REBCO for the years 2002-2005. The agreement assumes delivery of 2 million tons of crude oil a year. The collateral of this transaction is 5-year-guarantee issued by Russian Oil Corporation "YUKOS" from resources of which most of the deliveries will originate. Estimated value of this transaction according to current crude oil prices accounts for USD 300 million a year. This transaction is a crucial item in the long-term raw material policy basing on a stable source.

6. In October 2001 PKN ORLEN signed Loan Agreement granting Polkomtel SA loan from its shareholders. The

loan in amount of PLN 500 million was granted by all shareholders in proportion to their stacks. PKN ORLEN's share was PLN 98,050,000. The repayment date is 31 December 2006 and percentage rate is 6m WIBOR plus 5% margin *per annum*. Simultaneously, an agreement subordinating claims and protecting consortium of banks crediting Polkomtel SA has been concluded. PKN ORLEN owns 19.61% of the company share capital.

7. On 31 December 2001 PKN ORLEN S.A. signed yearly agreements with:
   - BP Polska Sp. z o.o. Subject of the agreement concerns sale of gasoline to BP Polska Sp. z o.o. during year 2002. An estimated value of transaction is PLN 1,580 million. In case of a failure to supply fuel in question PKN ORLEN will be charged 8% of net (free of excise tax) value of undelivered fuel.
   - SHELL Produkty Polska Sp. z o.o. Subject of the agreement concerns sale of gasoline to SHELL Produkty Polska Sp. z o.o. during year 2002. An estimate value of transaction PLN 1,220 million. In case of a failure to supply fuel in question PKN ORLEN will be charged 8% of net (free of excise tax) value of undelivered fuel.
   - STATOIL Polska Sp. z o.o. Subject of the agreement concerns sale of diesel oil to STATOIL Polska Sp. z o.o. An estimated value of transaction PLN 720 million. In case of a failure to supply fuel in question PKN ORLEN will be charged 8% of net (free of excise tax) value of undelivered fuel.

8. On 3 January 2002 PKN ORLEN entered into a service agreement with the U.K. based company KBC Process Technology Ltd. The agreement follows the Profit Improvement Program ("PIP") carried out during the years 1999-2001 and will be realised throughout 2002. The PIP's objective was generation and implementation of the processing improvements aimed at lowering of the production costs by USD 0.40 per barrel of processed crude oil. The Program's results have been fully achieved. The new service agreement foresees production costs to be lower by USD 0.10 - 0.15 per barrel of processed crude oil.

9. On 4 January 2002 PKN ORLEN entered into an agreement with ABB Lumus Global GmbH based in Mainz-Kastel (Germany) for comprehensive intensification of Ethylene Cracker II in Plock's complex. The investment will allow increased ethylene production from 360 thousand tons per year to 660 thousand tons per year and increased propylene production from 130 thousand tons per year to 315 thousand tons per year. The investment is planned to be completed by the end of 2004. By this time the current production level of ethylene and propylene will not be disrupted by intensification activities. The final stage of the intensification will be performed during scheduled overhaul of the existing cracker at the end of 2004. The estimated value of the contract is PLN 650 million.

10. On 22 January 2002 PKN ORLEN entered into a technical service agreement with SHELL Global Solutions International B.V. (Shell GSI) based in the Hague (the Netherlands). The agreement is aimed at implementation profit improvement programme by reducing refining maintenance costs and optimising plant utilisation timing. The Agreement shall remain in force until the completion of the service but not longer than 1 August 2005. It is expected to bring savings of about PLN 100 million a year after three-year period.

Agreements concluded by companies other than Dominant Company:

1. On 8 January 2001 Rafineria Trzebinia S.A. has concluded the agreement with BMP Trading GmbH&Co KG on delivery of the crude oil Makata. On 1 April 2001 the Company has concluded the agreement with PGNiG division Zielona Gora on delivery of the crude oil BMB.
2. On 9 April 2001 ORLEN Petrogaz Plock Sp. z o.o. purchased 3,675 shares (49% of share capital) of Petrogaz Inowroclaw Sp. z o.o. from Inowroclawskie Kopalnie Soli Solino S.A. for PLN 1,900 thousand. PKN ORLEN S.A. holds 70.54% shares in Inowroclawske Kopalnie Soli Solino S.A., 51% in Petrogaz Inowroclaw Sp. z o.o. and 100% in ORLEN Petrogaz Plock Sp. z o.o.
3. On 1 May 2001 Petro-Oil Sp. z o.o. signed memorandum of cooperation with Petro-Oil Slaskie Centrum

Sprzedazy and on 21 June 2001 agreement with Elektrownia Skawina concerning supply of lubricants.

4. According to loan agreement signed on 22 May 2001 with Narodowy Fundusz Ochrony Srodowiska i Gospodarki Wodnej located in Warszawa, Rafineria Nafty Jedlicze S.A. is entitled to become PLN 50 million loan for realisation of "Hydrorefining" investment. Repayment date is December 2006.

5. On 27 June 2001 Anwil concluded an agreement with CarboWil on Carbon Dioxide Department, with commitment to the sale of assets connected with the installation. Carbo Wil was created on the basis of Carbon Dioxide Department - CarboWil Spolka z o.o. is in 100% owned by ACP – a Belgian company.

6. On 27 July 2001 Petrolot Sp. z o.o. secured financing for investment in amount of PLN 11,200 thousand by signing PLN credit agreement with Bank Slaski SA

2. INFORMATION ON BASIC PRODUCTS AND SERVICES, AND ON MARKETS AND SOURCES OF SUPPLY OF THE COMPANIES COMPRISING THE CAPITAL GROUP.

The following list presents the information on the basic products and services, as well as markets, sources of supply and principal suppliers of the Capital Group members.

Consolidated companies	Basic products	Markets (area of operation)	Dominating suppliers	Sales value in PLN thousand
Dominant Company				
PKN ORLEN S.A.	leaded and unleaded gasoline; diesel, heating and special oils; lubricants; bitumen, polyethylene, polypropylene, ethylene, propylene, butadiene, glycols, phenol, acetone;	Poland, Europe	J&S Service &Investment Ltd	23,467,154
Subsidiaries				
Rafineria Trzebinia S.A.	leaded and unleaded gasoline, Diesel, heating and special oils, paraffin;	Southern Poland	PKN ORLEN S.A.	1,285,753
Rafineria Nafty Jedlicze S.A.	leaded and unleaded gasoline, Diesel, heating and special oils, lubricants; bitumen	Southern Poland	PKN ORLEN S.A.	1,033,165
IKS "Solino" S.A.	brine and evaporated salt;	Domestic market and exports	-	63,470
Anwil S.A.	polyvinyl chloride, ammonium nitrate, granulated PVC;	Domestic and foreign market	PKN ORLEN S.A., PGNiG S.A.	1,087,819
Petro-Oil Sp. z o.o.	Chemical, refinery, and petrochemical products sales;	Poland	PKN ORLEN S.A.	444,680
ORLEN Petro-Tank Sp. z o.o.	engine gasoline, Diesel and heating oils, Petrygo liquid, plastics;	South-Eastern Poland	PKN ORLEN S.A.	791,643
ORLEN PetroProfit Sp. z o.o.	engine gasoline, Diesel and heating oils, preparation and sales of Petrygo and Petro-blysk liquids;	Eastern Poland	PKN ORLEN S.A.	336,757
ORLEN Petrocentrum Sp. z o.o.	engine gasoline, Diesel and heating oils, LPG;	Central and North-western Poland	PKN ORLEN S.A.	119,966

Consolidated companies	Basic products	Markets (area of operation)	Dominating suppliers	Sales value in PLN thousand
Petrolot Sp. z o.o.	engine gasoline, Diesel fuel, aircraft fuel;	Airports	PKN ORLEN S.A.	486,456
ORLEN PetroZachod Sp. z o.o.	engine gasoline, Diesel and heating oil, Petrygo fluid, plastics;	Wielkopolska Region	PKN ORLEN S.A.	458,689
ORLEN Petrogaz Plock Sp. z o.o.	LPG sales;	Poland	PKN ORLEN S.A.	324,228
ORLEN Petrogaz Wroclaw Sp. z o.o.	LPG sales;	Poland	ORLEN Petrogaz Plock Sp. z o.o.	30,553
Petrogaz Inowroclaw Sp. z o.o.	LPG sales;	Poland	ORLEN Petrogaz Plock Sp. z o.o.	20,989
Petrogaz Lapy Sp. z o.o.	LPG sales;	Poland	ORLEN Petrogaz Plock Sp. z o.o.	7,761
Zaklad Budowy Aparatury S.A.	chemical installation production, sales, and repairs;	PKN ORLEN S.A.	-	29,574
Petrotel Sp. z o.o.	telecommunication services;	Plock and surrounding area	-	30,483
ORLEN Projekt S.A.	design and technical documentation mainly for refinery sector;	Poland	-	23,967
ORLEN Medica Sp. z o.o.	health-care services	Plock	-	11,126
ORLEN Polimer Sp. z o.o.	sales of plastics	Poland	PKN ORLEN S.A.	74,049
ORLEN EnergoRem Sp. z o.o.	repairing services	Poland	-	20,219
ORLEN Automatyka Sp. z o.o.	repairing services	Poland	-	26,313
OLREN Remont Sp. z o.o.	repairing services	Poland	-	30,799
ORLEN WodKan Sp. z o.o.	repairing services	Poland	-	19,037
Przedsiebiorstwo Remontowe ORLEN Mechanika Sp. z o.o.	repairing services	Poland	-	38,064
ORLEN Eltech Sp. z o.o.	repairing services	Poland	-	34,163

Consolidated companies	Basic products	Markets (area of operation)	Dominating suppliers	Sales value in PLN thousand
ORLEN Wir Sp. z o.o.	repairing services	Poland	-	17,197
ORLEN Transport Plock Sp. z o.o.	passenger car and cargo transportation, motor vehicle service and repairs;	Poland and other European countries	PKN ORLEN S.A.	61,070
ORLEN Transport Szczecin Sp. z o.o.	transportation services	Poland and other European countries	PKN ORLEN S.A.	6,274
ORLEN Transport Krakow Sp. z o.o.	transportation services	Poland and other European countries	PKN ORLEN S.A.	26,468
ORLEN Transport Lublin Sp. z o.o.	transportation services	Poland and other European countries	PKN ORLEN S.A.	17,871
ORLEN Transport Nowa Sol Sp. z o.o.	transportation services	Poland and other European countries	PKN ORLEN S.A.	20,654
ORLEN Transport Poznan Sp. z o.o.	transportation services	Poland and other European countries	PKN ORLEN S.A.	25,221
ORLEN Transport Slupsk Sp. z o.o.	transportation services	Poland and other European countries	PKN ORLEN S.A.	24,530
ORLEN Transport Warszawa Sp. z o.o.	transportation services	Poland and other European countries	PKN ORLEN S.A.	10,649
ORLEN Transport Olsztyn Sp. z o.o.	transportation services	Poland and other European countries	PKN ORLEN S.A.	11,609
ORLEN Transport Kedzierzyn Kozle Sp. z o.o.	transportation services	Poland and other European countries	PKN ORLEN S.A.	12,102
ORLEN KolTrans Sp. z o.o.	loading and unloading rail service points, forwarding of products, management of tanker cars, and trade in fuels and oils	Poland, Europe	PKN ORLEN S.A.	15,034
ORLEN Budonaft Sp. z o.o.	construction, maintenance and modernisation of service stations	Poland	PKN ORLEN S.A.	45,010
ORLEN Powiernik Sp. z o.o.	trust services to PKN ORLEN S.A.	Plock	PKN ORLEN S.A.	120

Consolidated companies	Basic products	Markets (area of operation)	Dominating suppliers	Sales value in PLN thousand
Associated Companies				
Naftoport Sp. z o.o.	reloading services;	Domestic and foreign customers	-	48,386
Chemiepetrol Sp. z o.o.*	petrochemical products agency services;	Germany	Polish chemical plants	16,050*
Flexpol Sp. z o.o.	production of packaging and labelling materials	domestic and foreign markets	PKN ORLEN S.A.	62,629

* values are in DEM thousand

3. TRANSACTIONS WITH RELATED ENTITIES

Transactions with related entities, where value of single transaction or total value of transactions during 12 months exceeds a PLN equivalent of EUR 500 thousand (exchange rate PLN/EUR – 3.6509)

Name of business partner	Sales in PLN thousand	Purchases in PLN thousand
ORLEN Petrogaz Plock Sp. z o.o.	228,287.1	43,474.4
ORLEN Petroprofit Sp. z o.o.	218,449.3	3,174.9
ORLEN Petro-Tank Sp. z o.o.	473,017.6	45,648.6
ORLEN PetroCentrum Sp. z o.o.	104,447.4	3,168.3
Petrolot Sp. z o.o.	399,846.0	0.0
ORLEN Petrogaz Wroclaw Sp. z o.o.	3,001.1	851.0
ORLEN Petrogaz Inowroclaw Sp. z o.o.	223.7	4,143.5
Petrotel Sp. z o.o.	1,902.3	10,081.6
ORLEN Sportowa S.A.	2,376.0	21,930.0
Rafineria Trzebinia S.A.	556,566.4	9,754.6
ORLEN Medica	138.6	3,019.1
ORLEN Petrozachod Sp. z o.o.	309,326.2	4,022.1
ORLEN Polimer Sp. z o.o.	48,563.7	0.0
ORLEN Projekt S.A.	431.6	22,033.0
ORLEN Ochrona Sp. z o.o.	606.9	24,613.0
Zaklad Budowy Aparatury S.A.	3,116.9	22,949.4
ORLEN Transport Plock Sp. z o.o.	34,424.0	22,384.1
Rafineria Nafty Jedlicze S.A.	237,657.1	3,570.7
ORLEN Energorem Sp. z o.o.	597.9	18,844.1
ORLEN Atomatyka Sp.z o.o.	720.9	25,698.4
ORLEN Remont Sp. z o.o.	2,022.3	29,177.5
ORLEN WodKan Sp. z o.o.	1,458.3	18,342.7
ORLEN Mechanika Sp. z o.o.	1,511.0	37,108.4
ORLEN Eltech Sp. z o.o.	1,259.4	30,162.3
ORLEN Wir Sp. z o.o.	800.6	16,993.7
ORLEN Budonaft Sp. z o.o. Krakow	836.8	39,295.2
CPN Serwis Wroclaw Sp. z o.o.	203.6	4,116.5
CPN Serwis Lodz Sp. z o.o.	165.6	2,384.6
CPN Marine Service Gdansk Sp. z o.o.	2,252.0	0.0
Naftoport Sp. z o.o.	0.6	9,025.4
Anwil S.A.	146,797.1	4,328.6
Petrooil Sp. z o.o.	140,301.9	2,136.7
CPN Serwis Szczecin Sp. z o.o.	186.1	2,813.6
CPN Serwis Krakow Sp. z o.o.	238.1	2,886.4
CPN Serwis Mazowsze Sp. z o.o.	5,961.9	7,516.2
CPN Serwis Katowice Sp. z o.o	316.3	3,749.8

Name of business partner	Sales in PLN thousand	Purchases in PLN thousand
CPN Serwis Poznan Sp. z o.o.	338.4	4,089.3
CPN Serwis Rzeszow Sp. z o.o.	87.2	2,822.9
Centrum Edukacji Przemyslu Naftowego Sp. z o.o.	211.5	5,179.9
Flexpol Sp. z o.o.	34,665.6	0.0
CPN Serwis Podlasie Sp. z o.o.	214.3	2,592.7
CPN Serwis Gdansk Sp. z o.o.	124.9	3,273.8
CPN Serwis Zachod Sp. z o.o.	134.5	5,022.3
CPN Serwis Nowa Wies Wielka Sp. z o.o.	263.5	3,462.1
ORLEN Transport Olsztyn Sp. z o.o.	3,237.9	9,350.2
ORLEN Transport Lublin Sp. z o.o.	2,872.3	16,499.8
ORLEN Transport Szczecin Sp. z o.o.	315.8	5,184.5
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	1,556.1	10,308.3
ORLEN Transport Poznan Sp. z o.o.	2,909.8	18,048.6
ORLEN Transport Slupsk Sp. z o.o.	11,140.1	13,156.3
ORLEN Transport Krakow Sp. z o.o.	12,787.3	14,814.2
ORLEN Transport Warszawa Sp. z o.o.	1,839.0	9,067.4
ORLEN Transport Nowa Sol Sp. z o.o.	2,593.7	18,910.7
ORLEN Kol-Trans Sp. z o.o.	3,800.9	10,894.0
PetroNaft Sp. z o.o.	28,334.1	2,153.3
Bitrex Sp. z o.o.	41,210.0	43.4
Piast Sp. z o.o.	47,096.7	4.1
CPN Serwis Slupsk Sp. z o.o.	171.5	4,044.3
Petro-Oil SEEWAX Sp. z o.o.	1,096.0	10,464.6
Petro-Oil Dolnoslaskie Centrum Sprzedazy (BUWAR) Sp. z o.o.	0.0	5,090.0
P.U. Zielen Sp. z o.o.	271.6	5,553.5
Petro-Oil Wielkopolskie Centrum Sprzedazy Sp. z o.o.	4.1	4,685.4
Petrooil-Lubelskie Centrum Sprzedazy Sp. z o.o.	276.7	8,303.8
Petrooil-Podlaskie Centrum Sprzedazy Sp. z o.o.	0.0	2,296.5
Petrooil-Malopolskie Centrum Sprzedazy Sp. z o.o.	2,529.5	6,776.6
Petrooil-Slaskie Centrum Sprzedazy Sp. z o.o.	0.6	3,288.1
Petrooil-ZachodnioPomorskie Centrum Sprzedazy Sp. z o.o.	66.0	4,106.5
Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.	2,098.3	1,841.2
ORLEN Morena Sp. z o.o.	16,958.4	283.0

Transactions with related entities were priced according to the arithmetic average of the exchange rates published by the National Bank of Poland for the last day of each month in the period from 1 January 2001 to 31 December 2001 – equal PLN/EUR 3.6509.

4. CHANGES IN THE COMPOSITION OF THE PARENT COMPANY AND IN THE CONSOLIDATED COMPANIES' MANAGEMENT AND SUPERVISORY BOARDS DURING THE LAST FINANCIAL YEAR.

In 2001 the third term Management Board of Dominant Company formed:

Andrzej Modrzejewski	President of the Management Board General Director
Marek Mroczkowski	Vice-President of the Management Board Economic and Financial Director (until 6 August 2001)
Jarosław Tyc	Vice-President of the Management Board Retail Sales Director
Czesław Bugaj	Member of the Management Board Production Director
Andrzej Dretkiewicz	Member of the Management Board Wholesale and Logistics Director
Władysław Wawak	Member of the Management Board Development and Technology Director
Wojciech Weiss	Member of the Management Board Employee and Restructuring Director
Krzysztof Cetnar	Member of the Management Board Planning and Ownership Supervision Director (until 6 August 2001) Vice-President of the Management Board Economic and Financial Director (since 6 August 2001)
Tadeusz Szczerba	Member of the Management Board Integration Director (until 6 August 2001)

During the period covered by this report, the operations of the Dominating Company were monitored by a Supervisory Board of the third term, which ended on 14 May 2001, and a Supervisory Board of the fourth term, which commenced on 14 May 2001, including the following persons:

Third term – expired 14 May 2001

Grzegorz Zarebski	Chairman of the Supervisory Board (until 10 January 2001)
Marek Łatacz	Chairman of the Supervisory Board (since 10 January 2001until 14 May 2001)

Andrzej Bankowski	Secretary of the Supervisory Board (until 10 January 2001)
Ludomir Handzel	Vice-Chairman of the Supervisory Board (until 14 May 2001)
Aleksander Olas	Member of the Supervisory Board (since 10 January 2001)
Michal Frackowiak	Member of the Supervisory Board (until 10 January 2001)
Szczepan Targowski	Member of the Supervisory Board
Kalina Grzeskowiak-Gracz	Member of the Supervisory Board
Marcin Gizewski	Member of the Supervisory Board (since 10 January 2001 until 1 February 2001) Secretary of the Supervisory Board (since 1 February 2001 until 14 May 2001)
Janusz Wojcik	Member of the Supervisory Board (until 10 January 2001)
Marek Wasowicz	Member of the Supervisory Board
Jerzy Idzik	Member of the Supervisory Board (since 10 January 2001 until 14 May 2001)
Andrzej Herman	Member of the Supervisory Board

Fourth term – commenced May 14, 2001, includes following members:

Andrzej Herman	Chairman of the Supervisory Board
Marcin Gizewski	Member of the Supervisory Board (since 14 May 2001 until 4 June 2001) Secretary of the Supervisory Board (since June 4, 2001)
Jerzy Idzik	Member of the Supervisory Board (since 14 May 2001 until 4 June 2001) Vice-Chairman of the Supervisory Board (since 4 June 2001)
Kalina Grzeskowiak - Gracz	Member of the Supervisory Board
Jaroslaw Cholodecki	Member of the Supervisory Board (since September 19, 2001 until 21 November 2001)
Andrzej Tuszynski	Member of the Supervisory Board (since 14 May 2001 until 19 September 2001)

Slawomir Golonka	Member of the Supervisory Board (since 21 November 2001)
Stanislaw Kondracikowski	Member of the Supervisory Board
Aleksander Olas	Member of the Supervisory Board
Szczepan Targowski	Member of the Supervisory Board
Marek Wasowicz	Member of the Supervisory Board

Members of the Management and Supervisory Boards in companies of PKN ORLEN S.A. Capital Group as at 31 December 2001 (below Supervisory Board members include only those representing PKN ORLEN SA).

The most important companies in terms of sales and capital:

Rafineria Trzebinia S.A.	President Member of the Management Board Supervisory Board	Roman Kula Mieczyslaw Rogalski Andrzej Dretkiewicz – Chairman Piotr Kearney Dariusz Krawczyk Wojciech Ostrowski Tadeusz Stoklosa
Rafineria Nafty Jedlicze S.A.	President Member of the Management Board Supervisory Board	Mieczyslaw Markiewicz Wojciech Gurgacz, Ryszard Szyszlak Czeslaw Bugaj – Chairman Danuta Kowalska Andrzej Stegenta Stefan Gurdzinski
IKS "Solino" S.A.	President Member of the Management Board Supervisory Board	Czeslaw Misterski Piotr Mrozinski, Jolanta Uzarczyk – Gerus Adam Skowronski Wladyslaw Wawak - Chairman Jacek Dabrowski Henryk Jaworski Andrzej Siwak
Anwil S.A.	President Member of the Management Board Supervisory Board	Krzysztof Kaczorowski Teresa Szeligowska, Benedykt Michewicz Krzysztof Kaminski Krzysztof Cetnar - Chairman Jaroslaw Tyc Ryszard Siemion Czeslaw Bugaj
Naftoport Sp. z o.o.	President Member of the Management Board Supervisory Board	Tadeusz Zakrzewski Andrzej Radzikowski Wladyslaw Wawak - Chairman Wojciech Weiss
Petro-Oil Sp. z o.o.	President Member of the Management Board Supervisory Board	Jan Ginalski Andrzej Kowalski, Mariusz Kubera Andrzej Dretkiewicz – Chairman Katarzyna Majchrzak

Fuel companies:

ORLEN PetroTank Sp. z o.o.	President Member of the Management Board Supervisory Board	Stanislaw Koson Jaroslaw Wasilek, Stanislaw Kulig Tadeusz Szczerba - Chairman Artur Falkiewicz
ORLEN PetroProfit Sp. z o.o.	President Member of the Management Board Supervisory Board	Jan Serwa Jacek Stodolkiewicz, Lucyna Leszczynska-Jasik Krzysztof Gawlowski - Chairman Wojciech Ostrowski
ORLEN Petrocentrum Sp. z o.o.	Acting President Member of the Management Board Supervisory Board	Jozef Janiszewski Aniela Michalik Pawel Wysocki - Chairman Jacek Piatkowski Jacek Choroszewski
Petrolot Sp. z o.o.	President Member of the Management Board Supervisory Board	Jan Kujawa Leszek Sieluk, Ryszard Piekarzewski Kazimierz Klek - Chairman Marzena Borowiec
PetroZachod Sp. z o.o.	President Member of the Management Board Supervisory Board	Krzysztof Badura Przemyslaw Lesnik, Zenon Gawron Andrzej Kijek - Chairman Renata Stachowicz

LPG companies:

Petrogaz Plock Sp. z o.o.	President Member of the Management Board Supervisory Board	Krzysztof Niemczyk Dariusz Bobko, Alicja Kaminska - Chairman Tomasz Grzela Krzysztof Langer
ORLEN Petrogaz Wroclaw Sp. z o.o.	President Member of the Management Board Supervisory Board	Zbigniew Noskowicz Janusz Noskowicz Krzysztof Niemczyk – Chairman Andrzej Bankowski

Petrogaz Inowroclaw Sp. z o.o.	President	Slawomir Goraj
	Member of the Management Board	Blanka Piechocinska
	Supervisory Board	Kazimierz Stasiak - Chairman Beata Sztul Remigiusz Miezcznikowski
Petrogaz Lapy Sp. z o.o.	President	Tadeusz Warakomski
	Member of the Management Board	Andrzej Gres
	Supervisory Board	Eryk Chrobocinski - Chairman

Companies established as a result of restructuring of PKN ORLEN S.A.:

Zaklad Budowy Aparatury S.A.	President	Antoni Jagodzinski
	Member of the Management Board	Leszek Luniewski
	Supervisory Board	Jacek Gajdka – Chairman Grazyna Tomala Jacek Stanik Robert Bednarski
Petrotel Plock Sp. z o.o.	President	Marian Ostrowski
	Member of the Management Board	Ewa Raczynska, Janusz Sawicki
	Supervisory Board	Lech Barszczewski – Chairman Andrzej Lobodzinski
ORLEN Projekt S.A.	President	Dariusz Nowalinski
	Member of the Management Board	Celina Olszewska, Krystyna Korsak
	Supervisory Board	Roman Bak - Chairman Przemyslaw Grabowski Andrzej Czarzasty
ORLEN Medica Sp. z o.o.	President	Pawel Reszelski
	Member of the Management Board	Wojciech Szumski
	Supervisory Board	Marcin Jezewski - Chairman Malgorzata Kowalska Malgorzata Olaszkiewicz
ORLEN Polimer Sp. z o.o.	President	Andrzej Szota
	Member of the Management Board	Wieslaw Mazur, Tomasz Pawlikowski
	Supervisory Board	Marek Makowski – Chairman Artur Franczak Jerzy Nowalinski

Repairing companies:

ORLEN EnergoRem Sp. z o.o.	President Member of the Management Board Supervisory Board	Krzysztof Miaskiewicz Jacek Lichocki Ryszard Job – Chairman Jacek Bielecki
ORLEN Automatyka Sp. z o.o.	President Member of the Management Board Supervisory Board	Kazimierz Betlejewski Jerzy Klatte Waldemar Pobierzyn - Chairman Janusz Wisniewski
ORLEN Remont Sp. z o.o.	President Member of the Management Board Supervisory Board	Zygfryd Plochocki Andrzej Janiak Agata Keszczyk-Grabowska- Chairman Marek Baran
ORLEN Wodkan Sp. z o.o.	President Member of the Management Board Supervisory Board	Marek Kowalczyk Stanislaw Kobla Krzysztof Kosinski - Chairman Pawel Krupa
ORLEN Mechanika Sp. z o.o.	President Member of the Management Board Supervisory Board	Tomasz Mazur Marek Wroblewski Krystian Pater - Chairman Jozef Wieckowski
ORLEN Eltech Sp. z o.o.	President Member of the Management Board Supervisory Board	Edward Sosnowski Andrzej Gastolek Urszula Bres - Chairman Pawel Siniarski
ORLEN Wir Sp. z o.o.	President Member of the Management Board Supervisory Board	Jozef Swiatczak Witold Kapela Zdzislaw Nicewicz – Chairman Waldemar Zaborowski

PKN ORLEN S.A. transport companies:

ORLEN Transport Plock Sp. z o.o.	President Member of the Management Board Supervisory Board	Jerzy Jasinski Roman Rutecki, Remigiusz Miecznikowski Rafal Jedrzejewski - Chairman Elwira Lewtak
ORLEN Transport Szczecin Sp. z o.o.	President Supervisory Board	Pawel Hapczyk Anna Zdeb - Chairman Malgorzata Malkiewicz
ORLEN Transport Krakow Sp. z o.o.	President Members of the Management Board Supervisory Board	Pawel Mularz Stanislaw Dlugosz, Jozef Wincenciak Michal Frankiewicz - Chairman Elzbieta Kwasiborska
ORLEN Transport Lublin Sp. z o.o.	President Member of the Management Board Supervisory Board	Andrzej Czajkowski Janusz Zaorski Mariusz Galusiakowski - Chairman Anna Gutowska
ORLEN Transport Nowa Sol Sp. z o.o.	President Member of the Management Board Supervisory Board	Leszek Gnitecki Adam Twardak Adam Trojanowski - Chairman Jan Bielawny
ORLEN Transport Poznan Sp. z o.o.	President Members of the Management Board Supervisory Board	Wlodzimierz Bednarek Tomasz Puzio, Elzbieta Olejnik-Urbanska Anna Szurek - Chairman Piotr Radomski
ORLEN Transport Slupsk Sp. z o.o.	President Member of the Management Board Supervisory Board	Slawomir Myslinski Edward Klecha Teresa Matysek - Chairman Ryszard Laska
ORLEN Transport Warszawa Sp. z o.o.	President Members of the Management Board Supervisory Board	Waldemar Drymel Roman Bulik, Leszek Szmidt Krzysztof Suszek - Chairman Anna Raczkowska
ORLEN Transport Olsztyn Sp. z o.o.	President Member of the Management Board Supervisory Board	Tadeusz Kowalczyk Stanislaw Mastylo Jerzy Majchrzak - Chairman Anna Byszewska
ORLEN Transport Kedzierzyn Kozle Sp. z o.o.	President Members of the Management Board Supervisory Board	Marek Gadowski Michal Miklas, Janusz Rybarczyk Dariusz Formela - Chairman Renata Rosiak

ORLEN KolTrans Sp. z o.o.	President Member of the Management Board Supervisory Board	Andrzej Dorosz Jacek Stochmal Marcin Jezewski - Chairman Marek Bakula Adam Wozniak

Other companies:

Chemiepetrol Sp. z o.o.	Member of the Management Board	Dariusz Dabrowa, Jurgen Kleiner
Flexpol Sp. z o.o.	President Supervisory Board	Zdzislaw Nisztor Rafal Lechowicz - Chairman Wieslaw Idzkowski Karol Marek Sep
ORLEN Powiernik Sp. z o.o.	President Member of the Management Board Audit Committee	Arkadiusz Lewtak Malgorzata Kowalska Andrzej Barna – Chairman of the SB Aleksandra Michalik Grazyna Tomala
ORLEN Budonaft Sp. z o.o.	President Member of the Management Board Supervisory Board	Aleksander Musialik Ewa Czernicka, Bogdan Kolpa Wojeciech Weiss - Chairman Krzysztof Kulik Miroslaw Kochalski Walenty Cywinski

5. REMUNERATION

Remuneration paid out in 2001 to the Management and Supervisory Board staff in Dominant Company amounted to:

Remuneration in PKN ORLEN S.A.	**PLN thousands**
Management Board	6,359
Supervisory Board	755

Remuneration in subsidiaries and associates	**PLN thousands**
Management Board	371
Supervisory Board	-

In the year 2001 the Management and Supervisory Boards did not receive profit-share remuneration.

6. TOTAL NUMBER OF ALL SHARES OF THE PARENT COMPANY AND CAPITAL GROUP BEING HELD BY MANAGEMENT STAFF AND SUPERVISORY BOARD MEMBERS OF DOMINANT COMPANY

Total number and par value of all shares of the Parent Company and Capital Group being held by management staff and supervisory board members (for each person separately).

Executive and Supervisory Staff of PKN ORLEN S.A.:	Number of Shares as at 31 December 2001	
	PKN ORLEN S.A.	Other Capital Group companies
Management Board	**15,952**	**-**
1. C. Bugaj	8,163	-
2. W. Wawak	6,920	-
3. W. Weiss	869	-
Supervisory Board	**2,420**	**-**
1. S. Targowski	920	-
2. S. Kondracikowski	1,500	-

7. SHAREHOLDERS OF DOMINANT COMPANY.

The structure of the shareholders of PKN ORLEN S.A. as at 31 December 2001:

Shareholder	Number of shares	Number of votes	Nominal value of shares	% of the capital stock
Nafta Polska S.A	74,068,050	74,068,050	92,585,063	17.63%
State Treasury	43,633,897	43,633,897	54,542,371	10.38%
The Bank of New York	107,549,600	107,549,600	134,437,000	25.60%
Others	194,925,590	194,925,590	243,656,987	46.39%
Total	**420,177,137**	**420,177,137**	**525,221,421**	**100.00%**

On 7 February and 27 February 2002 the Dominant Company learnt that The Bank of New York reduced its stake in Dominant Company's capital by 2.01% and 2.19% respectively.

The Management Board of PKN ORLEN S.A. has no information as to agreements concluded during 2001 which may result in future changes in the proportions of shares held by the existing shareholders.

Translation of a document originally issued in Polish

Management Board Commentary on Business Operations of Polski Koncern Naftowy ORLEN Spolka Akcyjna Capital Group for the year 2001 submitted by the Management Board composed of:

....
President of the Management Board - Zbigniew Wrobel

....
Vice - President of the Management Board Krzysztof Cetnar

....
Vice - President of the Management Board - Slawomir Golonka

....
Vice - President of the Management Board Andrzej Macenowicz

....
Vice - President of the Management Board - Janusz Wisniewski

Plock, 6 May 2002